Form 20-F
period 2002-12-31
ALAMOS GOLD INC
filed 2003-06-30
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number	0-49946
ALAMOS GOLD INC.
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
Suite 1400, 400 Burrard Street, Vancouver, British Columbia V7X 1A6 Canada
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each Class	Name of each exchange on which registered
N/A	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock, No Par Value
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
33,640,653 (March 31, 2003)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 1q5(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	X	Item 18

Table of Contents

EXPLANATORY NOTE

3

NOTE REGARDING FORWARD LOOKING STATEMENTS

3

GLOSSARY OF TERMS

4

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

8

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

8

ITEM 3. KEY INFORMATION

9

ITEM 4. INFORMATION ON THE COMPANY

16

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

33

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

38

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

44

ITEM 8. FINANCIAL INFORMATION

48

ITEM 9. THE OFFER AND LISTING

48

ITEM 10. ADDITIONAL INFORMATION

49

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

60

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

60

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

60

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND

USE OF PROCEEDS

60

ITEM 15. CONTROLS AND PROCEDURES

60

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

60

ITEM 16B.  CODE OF ETHICS

60

PART III

ITEM 17. FINANCIAL STATEMENTS

60

ITEM 18. FINANCIAL STATEMENTS

61

ITEM 19.

EXHIBITS

61

SIGNATURE

108

CERTIFICATIONS

109

EXPLANATORY NOTE

On July 25, 2002, Alamos Minerals Ltd., a company incorporated under the laws of the Province of British Columbia (“Alamos Minerals”), filed a registration statement on Form 20-F (SEC File Number 000-49946) to register its class of common shares under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

On February 21, 2003, Alamos Minerals  and National Gold Corporation, a company incorporated under the laws of the Province of Alberta (“National Gold”), were amalgamated to form a new company (the “Amalgamation”) called Alamos Gold Inc. (the “Registrant”).  The Registrant’s authorized capital consists of 1,000,000,000 common shares without par value (the “Common Shares”).  Security holders of Alamos Minerals and National Gold received securities of the Registrant in exchange for their securities of Alamos Minerals and National Gold, respectively, under the terms of the Arrangement.  Upon the effectiveness of the Amalgamation, the class of Common Shares was deemed registered under Section 12(g) of the Exchange Act, by operation of Rule 12g-3(d) thereunder.  Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to Alamos Minerals and reports filed for Alamos Minerals under the Exchange Act prior to the Amalgamation should be regarded as applicable to the Registrant, as successor issuer.  The historical financial statements of Alamos Minerals are treated as the historical financial statements of the Registrant.  The Registrant files reports under the Exchange Act using the file number assigned to Alamos Minerals  (SEC File No. 000-49946).

Information contained in this annual report on Form 20-F updates information contained in the registration statement on Form 20-F filed by Alamos Minerals on July 25, 2002.  The audited financial statements of National Gold for the fiscal years ended December 31, 2002 and 2001 are filed with this annual report on Form 20-F.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning the Company’s plans for its properties and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

*

risks related to gold price and other commodity price fluctuations; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

*

risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

*

results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

*

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

*

the potential for delays in exploration or development activities or the completion of feasibility studies;

*

the uncertainty of profitability based upon the Company’s history of losses;

*

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

*

risks related to environmental regulation and liability;

*

risks related to hedging activities;

*

political and regulatory risks associated with mining and exploration; and

*

other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward looking statements are described in this Annual Report under Item 3.D - “Risk Factors”.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

GLOSSARY OF TERMS

The following terms have the following meanings in this Annual Report on Form 20-F:

“Ag”	Silver
“andesite”	An extrusive (volcanic) rock of intermediate chemical composition.
“Au”	Gold
“Alamos Minerals”	Alamos Minerals Ltd., a company which amalgamated with National Gold on February 21, 2003 to form the Company.
“Asset Purchase Agreement”	The asset purchase agreement dated December 21, 2000, as amended, among National Gold, Minas de Oro Nacional and Minera San Augusto pursuant to which National Gold acquired the Salamandra Property.
“basalt”	A basic extrusive (volcanic) rock dominated by plagioclase feldspar, pyroxene and or olivine.
“Bienvenidos”	Minera Bienvenidos, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
“chlorite”	A group of minerals, usually greenish in colour, of the general formula: (Mg, Fe2+, Fe3+)6AlSi3O10(OH)8.
“CIM”	The Canadian Institute of Mining, Metallurgy and Petroleum.
“CIM Standards”	CIM Standards on Mineral Resources and Reserves Definition and Guidelines dated August 20, 2000 adopted by CIM.
“clastic”	Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.
“Company” or “Registrant”	Alamos Gold Inc.
“dacite”	The extrusive (volcanic) equivalent of quartz diorite.
“dome”	An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.
“Dore”	A compound containing gold and silver metal and various impurities.
“Durango”	Durango Fern Mines, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
“epidote”	A green mineral with the formula Ca2(Al,Fe)3Si3O12(OH).
“grade”

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of their relative mass. In gold, this may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

“g/t”	Grams per tonne. One gram per tonne equals 0.02917 troy ounces per short ton.
“Indicated Mineral Resource”(1)

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource”(1)

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Joint Venture Agreement”

The joint venture and option agreement dated October 17, 2001, as amended and restated, among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional pursuant to which Alamos Minerals acquired an option to earn up to a 50% interest in the Salamandra Property.

“Kennecott”	Kennecott Minerals Company
“km”	Kilometres
“La Fortuna”	Minas La Fortuna, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
“leaching”	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating water.
“m”	Metres
“Minas de Oro Nacional”	Minas de Oro Nacional S.A. de C.V. (formerly, O.N.C. de Mexico, S.A. de C.V.), a Mexican corporation which is a wholly-owned subsidiary of the Company.
“Measured Mineral Resource”(1)

A ‘Measured Mineral Resource’ is that part of Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserves”(2)	That portion of the proven and probable reserves which may be mined and sold at a profit, taking in account all mining parameters.
“Mineral Resource”(1)

A ‘Mineral Resource’ is a concentration or occurrence of natural.  Solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Report are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

“Minera San Augusto”	Minera San Augusto, S.A. de C.V., the original vendor of the Salamandra Property to National Gold and Minas de Oro Nacional, which was owned as to 70% by Placer Dome Inc. and 30% by Kennecott.
“National Gold”	National Gold Corporation, a company which amalgamated with Alamos Minerals on February 21, 2003 to form the Company.
“NI 43-101”

National Instrument 43-101 – Standards of Disclosure for Mineral Projects.  A rule developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers.  The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

“NSR”	net smelter returns
“Ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
“ounces”	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from imperial ounces of 28.4 grams.
“ppm”	parts per million
“Predecessor Companies”	Alamos Minerals and National Gold
“Preliminary Feasibility Study”

A ‘Preliminary Feasibility Study’ means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, included a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

“Probable Mineral Reserve”(2)

The economically mineable part of an indicated or measured mineral resource demonstrated by at least a preliminary feasibility study.  The study must contain adequate information which demonstrates that economic extraction can be justified.

“Proven Mineral Reserve”(2)

The economically mineable part of a measured mineral resource demonstrated by at least a feasibility study.  The study must contain adequate information which demonstrates that economic extraction can be justified.

“pyrite”	A commonly yellow isometric mineral, FeS2.
“Qualified Person”

Conforms to that definition under NI 43-101 for an individual (a) to be an engineer or geoscientist with at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

“rhyolite”	A highly silicic eruptive (volcanic) igneous rock. The volcanic equivalent of granite.
“Salamandra Property”

Certain mineral concessions held by Minas de Oro Nacional comprising approximately 16,082.50 hectares located in the State of Sonora, Mexico, which concessions are the principal mineral exploration properties of the Company.

“stockwork”	A mineral deposit containing a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.
“Tenedoramex”	Tenedoramex S.A. de C.V.
“TSXV”	The TSX Venture Exchange
“tpd”	Tonnes per day. One tonne equals 1.10231 ton.

(1)   Note to U.S. investors: The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.  A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respect from those set forth in SEC Industry Guide 7.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

(2)    Note to U.S. investors: The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this annual report are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.  In the United States, a mineral reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The definition for “proven mineral reserves” under CIM Standards differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

The definition for “probable mineral reserves” under CIM Standards differs from the standards in the United States, where probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.  The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Business Address
Chester Millar	President, Chairman and Director	#15 – 1861 Beach Drive Vancouver, British Columbia Canada V6G 1Z1
John A. McCluskey	Chief Executive Officer, Vice President and Director	#15 Metcalfe Street Toronto, Ontario Canada M4X 1R5
Stephen R. Stine	Chief Operating Officer, Vice President and Director	17055 East Dorado Circle Centennial, Colorado USA 80015
James M. McDonald	Director	156 Bay View Drive S.W. Calgary, Alberta Canada T2V 3N8
Richard W. Hughes	Director	5447 Burley Place Sechelt, British Columbia Canada V0N 3A0
Sharon Fleming	Corporate Secretary	900 – 475 Howe Street Vancouver, British Columbia Canada V6C 2B3

1B.

ADVISORS

The Company’s principal bankers are Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L7.

The Company’s principal legal advisors are Gowling Lafleur Henderson LLP located at Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1J1, telephone: (604) 683-6498, facsimile: (604) 689-8610, contact person Joseph P. Giuffre.

1C.

AUDITORS

The Company’s auditors for the preceding three years have been De Visser Gray, Chartered Accountants, located at 905 West Pender Street, Suite 401, Vancouver, British Columbia, Canada V6C 1L6.  De Visser Gray are members of The Institute of Chartered Accountants of British Columbia and The Institute of Chartered Accountants of Canada.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

KEY INFORMATION

3 A.

SELECTED FINANCIAL DATA

The Company was formed by the amalgamation of Alamos Minerals and National Gold (Alamos Minerals and National Gold are hereafter from time to time referred to as the “Predecessor Companies”) on February 21, 2003.  See “Explanatory Note.”

The selected financial data in this section will be comprised of selected financial data regarding: (1) the audited statements of operations and deficits, cash flows and deferred costs for the annual fiscal periods ended December 31, 2002, 2001, 2000, 1999 and 1998, for each of the Predecessor Companies (2) the Company’s unaudited pro-forma consolidated balance sheet and consolidated statements of operations and deficits for the annual fiscal period ended December 31, 2002; and (3) the Company’s unaudited consolidated statements of operations and deficits, cash flows and deferred costs prepared for the three-month period ended March 31, 2003. The single-entity financial data for Alamos Minerals is stated in U.S. dollars (except for share amounts).  The single-entity financial data for National Gold is stated in Canadian dollars.  The pro-forma financial data of the Company for the fiscal period ended December 31, 2002 and the consolidated statements of operations and deficits, cash flows and deferred costs for the three-month period ended March 31, 2003 is expressed in Canadian dollars.  The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in the notes to the audited consolidated financial statements of the Predecessor Companies and the Company.

The selected financial data should be read in conjunction with Item 5 – “Operating and Financial Review and Prospects”, and the consolidated financial statements and notes thereto included in Item 17 of the Annual Report.

Alamos Minerals
Selected Financial Data
(Thousands of US$, except per share data)
(audited)

	Year Ended December 31
	2002	2001	2000	1999	1998
Income Statement Data
Revenue	$0	$146	$70	$0	$0
Net Income (Loss)	($440)	($367)	($3,686)	($675)	($1,738)
(Loss) per Share	($0.04)	($0.05)	($0.50)	($0.09)	($0.25)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	10,336	7,439	7,439	7,439	6,764
Balance Sheet Data
Working Capital	$866	$302	$550	$1,073	$1,683
Long-Term Debt	$1,770	$0	$0	$0	$0
Shareholders’ Equity	$4,129	$1,323	$1,690	$5,376	$6,052
Total Assets	$6,022	$1,914	$1,732	$5,408	$6,378
US GAAP Net Loss	($2,996)	($864)	($638)	($489)	N/A
US GAAP Loss per Share	($0.29)	($0.12)	($0.09)	($0.07)	N/A
US GAAP Avg Shares	10,336	7,439	7,439	7,439	N/A
US GAAP (Deficiency) Equity	($828)	($174)	$690	$1,328	N/A
US GAAP Total Assets	$1,065	$417	$732	$1,359	N/A

The cumulative U.S. GAAP deficit for Alamos Minerals from its inception to December 31, 2002 was (US$12,411,664).

National Gold
Selected Financial Data
(Thousands of Cdn$, except per share data)
(audited)

	Year Ended December 31
	2002	2001	2000	1999	1998
Income Statement Data
Revenue Net Income (Loss)	$0	$0	$0	$0	$0
	($2,961)	($1,516)	($438)	($206)	($18)
(Loss) per Share	($0.12)	($0.14)	($0.10)	($0.04)	($0.00)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	24,107	10,882	4,506	N/A	N/A
Balance Sheet Data
Working Capital (Deficiency)	($24)	($148)	$45	$258	$251
Long-Term Debt	$0	$5	$16	0	0
Shareholders’ Equity	$2,235	$802	$508	$258	$251
Total Assets	$6,175	$11,582	$605	$312	$254
US GAAP Net Loss	($678)	($7,705)	($850)	($206)	N/A
US GAAP Loss per Share	($0.03)	($0.85)	($0.35)	($0.09)	N/A
US GAAP Avg Shares	23,224	9,115	2,461	2,169	N/A
US GAAP (Deficiency) Equity	($3,572)	($6,436)	$96	$258	N/A
US GAAP Total Assets	$367	$295	$193	$312	N/A

The cumulative U.S. GAAP deficit for National Gold from its inception to December 31, 2002 was (Cdn$10,971,191).

Alamos Gold Inc.
Selected Financial Data
(Thousands of US$, except per share data)
(unaudited)

	Three Months Ended	Year Ended (Pro Forma)
	March 31, 2003	December 31, 2002
Income Statement Data
Revenue	$0	$0
Net Income (Loss)	($116)	($2,046)
(Loss) per Share	($0.00)	($0.20)
Dividends Per Share	$0	$0
Wtg. Avg. Shares (000)	24,979	10,336
Balance Sheet Data
Working Capital	$1,125	$401
Long-Term Debt	$3,750	$3,539
Shareholders’ Equity	$13,307	$11,879
Total Assets	$17,317	$15,796
US GAAP Net Loss	($10,992)	($14,715)
US GAAP Loss per Share	($0.44)	($1.42)
US GAAP Avg Shares	24,979	10,336
US GAAP (Deficiency) Equity	($2,526)	($1,192)
US GAAP Total Assets	$1,485	$837

Cumulative U.S. GAAP deficit from the Company’s inception to March 31, 2003 has been ($23,404,351).

Unless otherwise specified, all dollar amounts in this Annual Report are stated in U.S. dollars; however, certain of the information included in this Report is presented in Canadian dollars (“Cdn$”).  On June 24, 2003, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 equals Cdn$1.3614.

The following table sets forth the high and low rates of exchange for the Canadian dollar, expressed as Canadian dollars per U.S. dollar, for each month during the previous six months and the average of such exchange rates during the five most recent years ended December 31.  The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five fiscal years.  Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended April 30, 2003	$1.48	$1.43
Month ended March 31, 2003	$1.49	$1.46
Month ended February 28, 2003	$1.53	$1.49
Month ended January 31, 2003	$1.58	$1.52
Month ended December 31, 2002	$1.58	$1.54
Month ended November 30, 2002	$1.59	$1.55

Average
Fiscal year ended December 31, 2002	$1.57
Fiscal year ended December 31, 2001	$1.55
Fiscal year ended December 31, 2000	$1.49
Fiscal year ended December 31, 1999	$1.48
Fiscal year ended December 31, 1998	$1.48

3 B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3 C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

3 D.

RISK FACTORS

The operations of the Company are speculative due to the high risk nature of their business which involves the exploration of mining properties.  The following risk factors apply to the Company’s business:

History of Losses

The Company was formed by an amalgamation of Alamos Minerals and National Gold on February 21, 2003.  Both Alamos Minerals and National Gold had a history of losses.  As at December 31, 2002, Alamos Minerals had a cumulative deficit under Canadian GAAP of US$7,571,594 and National Gold had a cumulative deficit of Cdn$5,163,698.  Alamos Minerals and National Gold incurred losses during each of the following periods:

Year Ended	Alamos Minerals (in US$)	National Gold (in Cdn$)
December 31, 2002	$440,205	$2,961,085
December 31, 2001	$367,300	$1,516,407
December 31, 2000	$3,686,210	$438,022

As of March 31, 2003, the Company had an accumulated deficit of US$7,571,594.  The Company is expected to continue to incur losses for the foreseeable future.

Requirements for and Uncertainty of Access to Additional Capital

As of December 31, 2002, Alamos Minerals had working capital of US$866,000 and National Gold had a working capital deficit of US$24,000.  In February 2003, Alamos Minerals and National Gold amalgamated to form the Company.  As of March 31, 2003, the Company had cash and cash equivalents of approximately US$1,215,152 and working capital of approximately US$1,125,000.  All of the Company’s properties are in the exploration stage and none have any known mineral reserves.  The Company has no revenues from operations and does not expect to generate any revenues from operations in the foreseeable future.

The Company anticipates that it will require capital for the following:

*

the Company’s plans to retain independent consultants to prepare a feasibility study related to its Salamandra Property at a cost of approximately US$500,000 commencing in 2003;

*

annual lease and other obligations to maintain the Company’s properties in good standing, estimated to be approximately US$300,000 in 2003;

*

an exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit estimated at approximately Cdn$225,000;

*

other planned exploration work on the Salamandra Property estimated at approximately Cdn$147,000 in 2003; and

*

general and administrative expenses of approximately US$900,000 during  the fiscal year ending December 31, 2003.

The Company anticipates that it will require additional capital to fund its planned business activities and such funding may not be available on acceptable terms, if at all.  The Company intends to raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means.  The failure of the Company to meet its ongoing obligations on a timely basis could result in delay or indefinite postponement of further exploration and development of the Company’s Salamandra project or the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  Historically, the principal source of funds available to the Company and the Predecessor Companies has been through the sale of their respective common shares.  Any further additional equity financing undertaken by the Company would cause dilution to the Company’s shareholders.

The Company’s properties are located in Mexico and are subject to changes in political conditions and regulations in that country

The Salamandra Property, the Company’s principal project, is located in Mexico.  In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities.  The Company’s operations and properties are subject to a variety of governmental regulations including, among others:  regulations promulgated by SEMARNAP, Mexico’s environmental protection agency; the Mexican Mining Law; and the regulations of the Comisión National del Aqua with respect to water rights.  Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.  The Company’ mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties.  Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.  Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines

At present, the Company has not completed a feasibility study on the on the Salamandra property and the Mulato s deposit there on.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise.  Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.  The economics of developing gold, copper and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company does not have producing mines at this time.  Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Legal action regarding annual lease payment related to the Salamandra Property

The Company holds surface rights pursuant to the terms of the 1995 Surface Agreement, which contained a provisions that permitted the Company to reduce  the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000 with proper notice.  The Company attempted to reduce the annual lease payment by providing notice to the president of the Ejido Mulatos and the notice was rejected.  The Ejido Mulatos  has commenced a legal action in Hermosillo, Mexico disputing the annual surface rights lease payments due to them in respect of the Salamandra Property and are claiming that they are owed US$337,000 plus interest and costs for the year 2002.  The Company is defending against the action and is awaiting a decision from the courts.  If the Ejido Mulatos is successful in the action, the Company would be required to incur additional expenses to maintain the surface rights to the Salamandra Property.

There is no assurance of titles or boundaries on the Salamandra Property

Although the Company has obtained title reports on the Salamandra Property, such property may be subject to prior unregistered agreements or transfers or native land claims including the Ejido Mulatos and title may be affected by undetected defects.  The Company is satisfied, however, that evidence of title to the Salamandra Property upon which funds are proposed to be spent is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on that property.  The Company has not conducted surveys on the Salamandra Property and there is a risk that the boundaries thereof could be challenged or impugned.  A successful claim that the Company does not have title to all or part of the Salamandra Property could negatively impact the future results of the Company.

The Company’s business involves uninsurable risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Compliance with other laws and regulations

The Company's exploration activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comisión National del Aqua, which regulates water rights, and the Mexican Mining Law.  A number of other approvals, licenses and permits are required for various aspects of mine development.  The most significant permits for the development of the Salamandra Property, other than SEMARNAP approval, are permits to extract water from the Rio Mulatos and a blasting permit, issued by the Mexican Army, to purchase, store and use explosives.  Obtaining the necessary permits are critical to the Company’s business.  Obtaining and maintaining such permits can be a complex, time consuming process and as a result the Company cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all.  It is possible that future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development projects. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

The Company’s activities on the Salamandra Property is subject to environmental regulations

The operations of the Company will be subject to environmental regulations promulgated by government agencies from time to time.  Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico.  Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAP.  Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The Company must also provide proof of local community support for a project is required to gain final Manifesto Impacto Ambiental approval.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The volatility of the price of gold could have a negative impact on the Company’s future operations

The commercial feasibility of the Company’s properties and its ability to raise funding to conduct its planned exploration projects is dependent on the price of gold and other precious metals.  The price of gold may also have a significant influence on the market price of the Company’s common shares and the value of the Company’s properties.  A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices.

The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has partially recovered from a 20 year low. As of June 24, 2003, the closing price for gold was US$346.40 per ounce.  The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

	Year ended December 31
	2002	2001	2000
Gold (US$ per ounce)	310	271	279

Competition is intense in the mining industry

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties.  Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world- wide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties.  The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.

Currency fluctuations may adversely affect the Company

The Company’s functional currency is the ~~[~~United States~~]~~ dollar, which has been subject to recent fluctuations.  The Company operations are located in Mexico and many of its obligations are in pesos.  The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars and Canadian dollars and has obligations in both U.S. and Canadian dollars.  The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.6200 (high) to US$0.6619 (low) for one Canadian dollar in 2002 and between US$.6349 to US$0.6975 for one Canadian dollar during the first four months (January through April) of 2003.  As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company.

Directors and Officers of the Company may have conflicts of interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  For example, James McDonald serves as a director of Genco Resources Ltd., a mineral exploration company.  Such associations may give rise to conflicts of interest from time to time.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

There is the possibility of significant dilution to the present and prospective shareholders

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  As an example, as of April 30, 2003, if all of the then existing warrants and share purchase options were exercised, the Company would issue an additional 11,183,725 shares.

The Company’s Penny Stock Classification could affect the marketability of the Company’s common stock

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.  The Company is dependent, in particular, on its President, Chester Millar, its Chief Executive Officer, John McCluskey and its Chief Operating Officer, Stephen Stine.  The Company has no written employment and/or consulting contracts with its President, Mr. Millar, its Chief Executive Officer, John McCluskey or its Chief Operating Officer, Stephen Stine.  Key man life insurance is not in place on Messrs. Millar, McCluskey or Stine.  If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The lack of trading volume associated with the company’s stock reduces the liquidity of the stock for investors

The only public market for the Company’s common shares is on the TSX Venture Exchange in Canada.  There is currently no public market for the Company’s Common Shares in the United States, and the Company does not anticipate that any public market for the Company’s Common Shares will develop in the foreseeable future.  In addition, the Company’s common shares are thinly traded in Canada, and the lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.  The limited daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market.  As an example, the average daily trading volume for month ended May 31, 2003 was only 104,255 shares; for the month ended April 30, 2003, the average daily trading volume was only 80,996 shares; and, for the month ended March 31, 2003, the average daily trading volume was only 164,036 shares.  The average daily trading volume of the shares of Alamos Minerals for the fiscal year ended December 31, 2002, was only 42,636 shares and for the fiscal year ended December 31, 2001, the average daily trading volume was only 27,241 shares.  The average daily trading volume of the shares of National Gold for the fiscal year ended December 31, 2002 was 166,171, and for the fiscal year ended December 31, 2001 was 80,203.

It is difficult for U.S. investors to effect service of process against the Company

The Company has been formed by amalgamation under the laws of the Province of British Columbia, Canada.  A majority of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside of the United States in Canada and Mexico.  Consequently, it may be difficult for United States investors to enforce judgments against the Company and its directors or officers both in and outside the United States.

The Company is a foreign private issuer and is not subject to the same disclosure requirements as U.S. public companies

The Company is a foreign private issuer and files annual reports on Form 20-F and current reports on Form 6-K with the Securities and Exchange Commission.  As a foreign private issuer, the Company is not subject to the same disclosure requirements as U.S. companies that file reports with the Securities and Exchange Commission.  For example, the Company is not required to:

*

file its quarterly reports on Form 10-Q;

*

comply with the SEC proxy rules or required to file proxy statements on Schedule 14A; or

*

file current reports on Form 8-K.

Consequently, the Company does not file financial statements as frequently and promptly as U.S. public companies and the Company is permitted to prepare its financial statements in accordance with generally accepted accounting principles in Canadian with a reconciliation note that sets forth the material differences to generally accepted accounting principles in United States.  The disclosure standards applicable to the Company may not be comparable to the standards that apply to U.S. companies.  In addition, the Company’s officers, directors and controlling shareholders are not required to file reports and are not subject to the short-swing profit rules under Section 16 of the Securities Exchange Act of 1934, as amended.

ITEM 4.

INFORMATION ON THE COMPANY

4 A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of the Company is Alamos Gold Inc.

The Company was formed upon the Amalgamation of Alamos Minerals and National Gold (the “Predecessor Companies”) under the Company Act (British Columbia) (the “Company Act”) on February 21, 2003 under the name Alamos Gold Inc.  The Amalgamation received shareholder approval of both Alamos Minerals and National Gold on January 24, 2003 and approval of the Supreme Court of British Columbia on February 4, 2003.  Pursuant to the Amalgamation, 39,703,264 common shares of Alamos Minerals were exchanged on a two common shares of Alamos Minerals for one common share of the Company basis and 31,453,980 common shares of National Gold were exchanged on a 2.352 common shares of National Gold for one common share of the Company basis.  Under the Company’s memorandum, its authorized capital is 1,000,000,000 common shares without par value.

The Company is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the Company Act.  The Company’s principal place of business is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia V7X 1A6, telephone (604) 643-1787, facsimile (604) 643-1773.  The Company through its subsidiaries has administration offices in Mexico.

The Company has four subsidiaries, namely:

1.

Durango Fern Mines, S.A. de C.V. (“Durango”), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company;

2.

Minas La Fortuna, S.A. de C.V. (“La Fortuna”), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company;

3.

Minera Bienvenidos, S.A. de C.V. (“Bienvenidos”), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company; and

4.

Minas de Oro Nacional, S.A. de C.V. (“Minas de Oro Nacional”), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Company.

4 B.

BUSINESS OVERVIEW

The Company’s primary focus is on the Salamandra Property in the State of Sonora, Mexico.  See Item 4D “Property, Plant and Equipment” for further details on the Salamandra Property.  Below is a description of the operations and principal activities of National Gold and Alamos Minerals over the past three years.

National Gold Corporation – Operations and Activities, 2000 - 2003

National Gold signed an option agreement dated November 15, 1999 with Sedex Mining Corporation to acquire an interest in the McNeil mineral exploration property in British Columbia.  Under the terms of the agreement, National Gold was to receive a 50% interest in the property in exchange for Cdn$30,000, the issuance of 100,000 common shares of National Gold to Sedex Mining Corporation over a three year period and the incurring of Cdn$1,000,000 in exploration expenses on the property over four years.  An additional 10% interest in the McNeil property could have been earned on completion of a feasibility study.  In November 2002, National Gold terminated this option agreement.

In September 2000, National Gold acquired an option from Craig Kennedy and Peter Klewchuk to earn a 100% interest in the Zinger property covering 22 claim units located in the Purcell Basin of southeastern British Columbia about 20 kilometres southwest of Kimberly, British Columbia.  Under the terms of the option agreement, National Gold could have earned a 100% interest in the property by expending Cdn$750,000 on exploration work and issuing 550,000 shares of National Gold to Craig Kennedy and Peter Klewchuk over a four-year period.  In November 2002, National Gold terminated this option agreement.

In September 2000, National Gold also acquired an option to earn a 100% interest in the Soc. Hoard 2 and 3 claims from Glen Rodgers located in North-eastern British Columbia which claims were contiguous to the Zinger property.  In November 2002, National Gold terminated this option agreement.

In November 2000, National Gold acquired an option to earn a 100% interest in the Jacleg and Tac properties from Super Group Holdings Ltd., which properties consisted of 21 claims (114 Units) covering approximately 2,850 hectares in the Fort Steele Mining Division of south-eastern British Columbia.  National Gold could have earned a 100% interest in the properties by expending Cdn$750,000 on exploration work, issuing 225,000 shares of National Gold to Super Group Holdings over a four year period and paying Cdn$10,000.  In November 2002, National Gold terminated this option agreement.

Pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated December 21, 2000, as amended March 23, 2001 and August 21, 2001, among National Gold, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and Minera San Augusto, National Gold, through Minas de Oro Nacional, acquired a 100% interest in the Salamandra Property located in the State of Sonora, Mexico, which is now the principal property of the Company.  Minera San Augusto, Kennecott, Tenedoramex, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold entered into an Amended and Restated Assignment and Assumption Agreement effective March 23, 2001 pursuant to which Minera San Augusto assigned all of its right, interest and title under the Asset Purchase Agreement and the RTE Agreement (as defined below) to Tenedoramex and Kennecott.

Under the Asset Purchase Agreement, as amended, consideration for the acquisition of the Salamandra Property was the payment of Cdn$11,725,014 in acquisition costs and assigned expenses, which was originally payable as follows:

(a)

the payment of Cdn$250,000;

(b)

the assumption of non-interest bearing promissory notes (the “Promissory Notes”) aggregating Cdn$2,750,000:

(i)

Cdn$1,000,000 of which is due on the earlier of sixty days after the 6-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008.  This amount became due on August 23, 2002 and was paid by Alamos Minerals and National Gold; and

(ii)

Cdn$1,750,000 of which is due on the earlier of sixty days after the 9-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008.  This amount became due on October 17, 2002 and was paid by Alamos Minerals and National Gold;

(c)

the assumption of two non-interest bearing debentures (the “Debentures”) for an aggregate principal of Cdn$7,500,000 due and payable on the earlier of ninety days after the 9-month trailing average gold price equals or exceeds US$325 per ounce (the “Trigger Price”) or December 31, 2010.  The Debentures were paid in full in January 2003;

(d)

the assumption and payment of US$420,000 in liabilities; and

(e)

payment of all applicable taxes, fees, commitments and other payments required to be paid to maintain the Salamandra Property in good standing.

The consideration for the acquisition of the Salamandra Property has been paid in full.

The Salamandra Property is subject to a Royalty for Technical Expertise Agreement dated March 23, 2001 between Minas de Oro Nacional and Minera San Augusto (the “RTE Agreement”).  Pursuant to the RTE Agreement, the Company is obliged to pay to Tenedoramex and Kennecott, as assignees, the following royalty from the date of Commencement of Commercial Production (as defined in the RTE Agreement) until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Salamandra Property:

(a)

2% of the Net Smelter Returns (as defined in the RTE Agreement) in respect of all Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property; and

(b)

the applicable percentage based upon the Gold Price (as defined in the RTE Agreement) as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all Silver and Gold Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property as follows:

Gold Price Range	Net Smelter Return Royalty 100% Basis
US$0.00/oz to US$299.99/oz	1.0%
US$300.00/oz to US$324.99/oz	1.5%
US$325.00/oz to US$349.99/oz	2.0%
US$350.00/oz to US$374.99/oz	3.0%
US$375.00/oz to US$399.99/oz	4.0%
US$400.00/oz or higher	5.0%

Sliding scale minimum quarterly advance royalty payments (the “Royalty Reserve”) of Cdn$25,000 were due when the price of gold is equal to or less than US$275 per ounce, rising to Cdn$150,000 per quarter if the price of gold exceeds US$375 per ounce.  As all of the financial obligations of Minas de Oro Nacional and National Gold pursuant to the Asset Purchase Agreement, the Promissory Notes and the Debentures have been satisfied in full, the obligation to make the Royalty Reserve payments has ceased.

Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional entered into a joint venture and option agreement (the “Joint Venture Agreement”) dated October 17, 2001, as amended and restated, pursuant to which Alamos Minerals acquired an option to earn up to a 50% interest in the Salamandra Property by performing the following:

(a)

paying the financial obligations of National Gold as they came due after the date of the Joint Venture Agreement under the Asset Purchase Agreement and all taxes or costs in connection with the Salamandra Property that came due after the date of the Joint Venture Agreement until Cdn$875,000 has been paid in the aggregate, which amount included Cdn$100,000 previously advanced by Alamos Minerals to National Gold;

(b)

using reasonable best efforts to obtain certain leach permits from the Mexican authorities not later than December 15, 2002;

(c)

incurring an aggregate of Cdn$1,500,000 in connection with a  pre-production program (the “Pre-production Program”) within the later of 18 months from the date (the “Registered Operator Date”) that Alamos Minerals or a wholly-owned Mexican subsidiary thereof became the registered operator in connection with the Salamandra Property and June 14, 2004;

(d)

completing the Pre-production Program with the purpose of obtaining sufficient information to demonstrate the economic feasibility of the Salamandra Property, within the later of 18 months from the Registered Operator Date and June 14, 2004;

(e)

paying to National Gold Cdn$2,000,000 on or before 48 months from the Registered Operator Date and June 14, 2004; and

(f)

assuming on a joint and several basis all further obligations in connection with the Asset Purchase Agreement and providing all security interests, charges and liens required to be provided to Tenedoramex and Kennecott.

On October 17, 2002, Alamos Minerals and National Gold entered into a letter agreement (the “October 2002 Letter Agreement”) pursuant to which Alamos Minerals agreed to provide a Cdn$675,000 convertible loan (the “Loan”) to National Gold in order for National Gold to satisfy its obligation to contribute its proportionate share of a Cdn$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott as of the date of the Letter Agreement in connection with the Joint Venture Agreement.  As consideration for the Loan, National Gold issued a convertible note to Alamos Minerals exercisable into 2,327,586 National Gold Shares for a period of 12 months.  As additional consideration for the Loan, Alamos Minerals and National Gold agreed as follows:

(a)

Alamos Minerals was deemed to have completed its Cdn$1,500,000 expenditure obligation on the Salamandra Property;

(b)

Alamos Minerals was deemed to have completed the Pre-production Program;

(c)

Alamos Minerals was entitled, at its sole discretion and control, to administer all programs referred to in the definition of “Social Costs” under the Joint Venture Agreement;

(d)

Alamos Minerals, and not National Gold, was entitled to charge the applicable 2.5% management fee in respect of such payments for “Social Costs” and may receive a credit against its required expenditures in the Joint Venture Agreement for such management fee;

(e)

National Gold was to provide Alamos Minerals with National Gold’s portion of all “Social Costs” to be paid; and

(f)

Alamos Minerals and National Gold agreed to a merger of the two companies.

On October 23, 2002, National Gold and Alamos Minerals entered into a letter agreement pursuant to which the parties agreed to merge to form the Company.  Pursuant to the terms of letter agreement, every two outstanding common shares of Alamos Minerals were to be exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were to be exchanged for one common share of the Company.  National Gold and Alamos Minerals subsequently entered into an Amalgamation Agreement dated December 16, 2002 that superseded the October 23, 2002 letter agreement.

On January 30, 2003, National Gold entered into a guarantee with H. Morgan & Company pursuant to which National Gold guaranteed (the “Guarantee”) the repayment of a Cdn$5.7 million loan to Alamos Minerals, which loan proceeds were used to prepay in full the Debentures.  National Gold also entered into a general security agreement with H. Morgan & Company dated January 30, 2003 granting a security interest in its personal property as security for the Guarantee.   As additional security, National Gold entered into a Share Pledge Agreement dated January 30, 2003 with H. Morgan & Company pursuant to which National Gold agreed to pledge its common shares of Minas de Oro Nacional to H. Morgan & Company.  Albert Matter entered into a Share Pledge Agreement dated January 30, 2003 pursuant to which Mr. Matter agreed to pledge the one common share of Minas de Oro Nacional held in his name for the benefit of National Gold as further additional security.  The terms of the loan from H. Morgan & Company to Alamos Minerals are described under “Alamos Minerals Ltd. – Operations and Activities, 2002 – 2003” below.

On February 21, 2003, National Gold and Alamos Minerals amalgamated to form the Company.

Alamos Minerals Ltd. – Operations and Activities, 2000 - 2003

During the last three years, Alamos Minerals was involved primarily in mineral exploration projects in Mexico.

In June, 1999 Alamos Minerals acquired an option to earn up to a 70% interest in the San Antonio Property in the State of Sonora, Mexico from, and in consideration for Alamos Minerals subscribing for 2,100,000 shares of, Laminco Resources Inc. (now known as Zaruma Resources Inc.), a publicly traded company listed on The Toronto Stock Exchange.  Alamos Minerals was to earn its interest in the San Antonio Property by successfully completing a production scale metallurgical test on the property and incurring US$4,000,000 on exploration and development on the property over a 4½ year period.

During the summer months of 1999, Alamos Minerals drilled 50 short holes in one of the outcropping mineralized zones with the view to checking earlier drilling results, as well as accurately determining the stripping ratio for an open pit capable of producing 30,000 tonnes.  Alamos Minerals then submitted permit applications for a bulk mining-leaching test program to the Mexican authorities at the end of 1999.

In the first quarter of 2000, Alamos Minerals established a 20,000 tonne leaching facility and by the end of the third quarter of 2000, had spent US$709,000 on the project.

Alamos Minerals experienced a problem with poor percolation in the heap and, with less than expected tonnages and grades amenable to open pit mining, Alamos Minerals decided to terminate the project.  All deferred costs were written off as of December 31, 2000.  Alamos Minerals received an aggregate of US$69,504 in 2000 and US$146,474 in 2001 from the sale of gold obtained from the test leaching operations conducted on the San Antonio Property.

Alamos Minerals had a 34.4% interest in certain other properties in Peru and Mexico which were written off in 2000.

Alamos Minerals then began seeking suitable opportunities in Mexico, and in July, 2001, Alamos Minerals entered into a Letter of Intent with National Gold whereby the two corporations intended to merge.  In October of 2001, Alamos Minerals and National Gold, decided then not to merge, as the Directors of Alamos Minerals considered the merger terms to not be beneficial to Alamos Minerals at the time.  The parties instead entered into the Joint Venture Agreement in respect of the Salamandra Property as more fully disclosed under Item 4B Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2002.

In late 2001 and early 2002, Alamos Minerals conducted a small drilling program on the Mulatos deposit on the Salamandra Property designed to find and accurately identify a suitable quantity of near-surface ore that could be used for the first bulk mining-leaching test.  Results indicated little near-surface mineralization.

On October 17, 2002, Alamos Minerals and National Gold entered into the October 2002 Letter Agreement pursuant to which Alamos Minerals agreed to provide a Cdn$675,000 convertible loan to National Gold in order for National Gold to satisfy its obligation to contribute its proportionate share of a Cdn$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott in connection with the Joint Venture Agreement.  Please refer to Item 4B Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2002 for additional information regarding the October 2002 Letter Agreement.

On October 23, 2002, National Gold and Alamos Minerals entered into a letter agreement pursuant to which the parties agreed to merge to form the Company.  Pursuant to the terms of letter agreement, every two outstanding common shares of Alamos Minerals were to be exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were to be exchanged for one common share of the Company.  National Gold and Alamos Minerals subsequently entered into an Amalgamation Agreement dated December 16, 2002 that superseded the October 23, 2002 letter agreement.

On January 31, 2003, Alamos Minerals borrowed Cdn$5,701,000 from H. Morgan & Company (the “Loan”), which Loan is repayable in full on February 28, 2008.  Interest is payable on the Loan at a rate of 12% per annum, and Alamos Minerals had the right to prepay up to 50% of the Loan on 30 days’ prior written notice.  Alamos Minerals could also prepay any amount of the principal of the loan after January 30, 2005.  The proceeds of the Loan were used to repay the Debentures issued pursuant to the Asset Purchase Agreement relating to the Salamandra Property. Alamos Minerals entered into a general security agreement with H. Morgan & Company dated January 30, 2003 granting a security interest in its personal property as security for the Loan.  As additional security for the Loan, Alamos Minerals entered into a Share Pledge Agreement dated January 30, 2003 with H. Morgan & Company pursuant to which Alamos Minerals agreed to pledge its common shares of Bienvenidos to H. Morgan & Company.  Chester Millar, the Chairman and President of the Company, entered into a Share Pledge Agreement dated January 30, 2003 pursuant to which Mr. Millar agreed to pledge the one common share of Bienvenidos held in his name for the benefit of Alamos Minerals as additional security for the Loan.

On February 21, 2003, National Gold and Alamos Minerals amalgamated to form the Company.

4 C.

ORGANIZATIONAL STRUCTURE

The following diagram sets forth the Company’s inter-corporate relationships with its active subsidiaries including the jurisdiction of incorporation or organization and the Company’s respective percentage ownership of each company.

(1)

One of the 50,000 outstanding shares of Minera Bienvenidos, S.A. de C.V. is held in the name of Chester Millar for the benefit of the Company.

(2)

One of the 50,000 outstanding shares of Minas de Oro Nacional S.A. de C.V. is held in the name of Albert Matter for the benefit of the Company.

4 D.

PROPERTY, PLANT AND EQUIPMENT

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources.”  The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Company is an “exploration stage company”, as all of the Company’s properties are currently in the exploratory stage of development.  There is no assurance that a reserve, a commercially viable mineral deposit, exists in any of the Company’s properties until further geological work is done and a final evaluation based upon the results obtained concludes economic and legal feasibility.

The Company’s primary focus is on the Salamandra Property in the State of Sonora, Mexico.

SALAMANDRA PROPERTY

A large portion of the following information on the Salamandra Property has been extracted from a report (the “Behre Dolbear Report”) proposal for Alamos Minerals entitled “Qualifying Report in the Salamandra Gold Property, Sonora, Mexico” dated June 25, 2002 prepared by Behre Dolbear & Company Ltd. (“Behre Dolbear”).

Location and Description

The Salamandra Property is located in the municipality of Sahuaripa, in the southeastern corner of the State of Sonora, Mexico, in close proximity to the border of the neighbouring State of Chihuahua.  The property location is approximately 220 km east of the City of Hermosillo and 300 km south of the U.S. border.  Geographic coordinates of the property are 108° 44’ West longitude, 28° 39’North latitude.

The Salamandra Property includes the Mulatos deposit and seven satellite gold systems known as El Halcon, La Yaqui, Los Bajios, El Jaspe, La Dura, Cerro Pelon, and El Carricito.  The property consists of 16,082.5 hectares of mineral concessions as listed in the following table (the “Concessions”).

Mineral Concessions
Concession Name	Type	Title Number	Area (ha)	Expiration Date
Bety	Exploitation	191273	453.7	18-Dec-2041
Carolina	Exploitation	191272	347.0	18-Dec-2041
San Miguel 1	Exploitation	191139	16.7	18-Apr-2041
San Miguel 2	Exploitation	195438	20.3	13-Sept-2042
La Central	Exploitation	196111	96.0	22-Sept-2042
La Central No. 1	Exploitation	196108	81.3	22-Sept-2042
Continuación de Virgencita	Exploitation	190634	100.0	28-Apr-2041
San Carlos	Exploitation	196112	9.0	22-Sept-2042
El Victor de Mulatos	Exploitation	196110	18.0	22-Sept-2042
Cristina	Exploitation	191271	290.0	18-Dec-2041
Nuevo Mulatos	Exploitation	180600	30.0	12-Jul-2037
La Salamandra Fraccion 1	Exploitation	212185	8072.7	29-Aug-2048
La Salamandra Fraccion 2	Exploitation	212186	1161.5	29-Aug-2048
La Salamandra Fraccion 3	Exploitation	212187	604.0	29-Aug-2046
Mirtha	Exploitation	206755	470.3	11-Mar-2048
Tequila	Exploitation	206724	18.7	11-Mar-2048
Alejandra	Exploitation	217765	406.9	12-Aug-2052
Capulin 2	Exploration	217556	12.0	15-Jul-2052
San Lorenzo	Exploitation	210493	60.0	7-Oct-2049
San Lorenzo	Exploitation	211573	15.6	15-Jun-2050
El Jaspe	Exploitation	209714	78.0	15-Jul-2052
El Marrano	Exploitation	217518	434.0	15-Jul-2052
El Carricito	Exploration	206895	2176.8	04-Apr-2004
El Carricito 2	Exploration	212507	100.0	30-Oct-2006
Cerro Pelon	Exploration	213670	500.0	07-Jun-2007
Cerro Pelon 2	Exploration	214866	500.0	03-Dec-2007
Los Compadres	Exploration	218820	10.0	21-Jan-2008
Total			16,082.5

Mineral Rights

Mineral rights for all of the concessions comprising the Salamandra Property are controlled by Minas de Oro Nacional, a wholly-owned subsidiary of the Company.

In Mexico, individuals or companies may register a mining claim, which is valid for a non-renewable term of six years.  Each mining claim must be legally surveyed and is subject to an annual tax for the mining rights and as well, a certain amount of work must be done annually; proof of which must be filed each year with the proper authorities.  Failure to perform the required work and file the receipts, can lead to the claim being invalidated.  The amount of the tax on mining rights (impuestos) and work required (comprobaciόn de obras), increases with each passing year.

At the end of six years, application must be made to change the title to an exploitation concession, with such title being valid for a renewable term of 50 years (subject to certain conditions).  On the conversion to exploitation, the size of the concession can be reduced to cover only the economic mineral occurrence.  Again, there is an annual tax for the mining rights as well as a requirement that a certain amount of investment be made in the concession.  During exploitation, smelter receipts can be produced in the amount of the work required, if so desired.  As with the exploration phase, the annual tax increases each year until the fifth year when it then becomes a fixed amount annually.  In the exploitation phase, the work requirement is strictly based on concession size and does not change, except when the government adjusts the amount to account for inflation, etc.

In order to take advantage of the fact that in any given year, work might only be done in one area of a mining property, the Mexican government allows claims or concessions to be grouped, and work done on one of the claims to be applied to the entire group.  However, in the event of grouping, each claim or concession in the group is deemed to be the same age as the oldest claim or concession in the group for the purpose of determining mining rights taxes (“impuestos”).

The estimated amount of impuestos payable for the year 2003 are detailed in the following table.  As in Canada, work can be banked and Minas de Oro Nacional has approximately US$7.9 million in comprobaciόn de obras banked.  Therefore, the only charges that Minas de Oro Nacional will have to pay in the foreseeable future are the impuestos.

Concession Type	Estimated 2003 Concession Taxes (US$)(1)
Exploration Concessions	$6,771
Exploitation Concessions	$216,344
Total:	$223,115

(1)

The exact amount of the concession taxes will be calculated when the Mexican mining bureau posts its rates as adjusted for inflation. Approximately 50% of the estimated 2003 mining taxes were paid in January, 2003 with the remainder due in July, 2003.

Surface Rights

Surface rights to the land required for mine development belong to the Ejido Mulatos.

The ejido system is a system where rural communities (the “ejido”) collectively own agricultural lands, which have been acquired from the federal government for the purposes of agricultural development and/or cattle ranching.  Based on the Agrarian Law of 1992, an ejido has the right to lease the property under its control and in some cases, can sell the land.

Each resident of the community belongs to the ejido, however only one delegate or ejidatorio per household (usually the male head of the household) can belong to the Asamblea de Ejidatarios, the governing body of the ejido.  In the Ejido Mulatos, the Asamblea de Ejidatarios consists of 76 members, meaning that there are 76 households in the ejido (the village of Mulatos and surrounding area).

Pursuant to an agreement (the “1995 Surface Agreement”) between Minera San Augusto and the Ejido Mulatos, Minera San Augusto obtained a lease of all land required for the development of the Mulatos, Escondida and El Victor deposits.  Minera San Augusto assigned its rights to the 1995 Surface Agreement to Minas de Oro Nacional.  The Asamblea de Ejidatarios ratified the 1995 Surface Agreement by a simple majority vote on November 26, 1995.  The 1995 Surface Agreement supersedes two previous agreements dated November 26, 1992 and January 16, 1994.

The 1995 Surface Agreement defines areas to be used for exploration and exploitation, and covered 2,630.5 hectares of land, of which 630 hectares are designated for exploitation and 2,005.5 hectares for exploration.  Minas de Oro Nacional is now responsible for the lease payments and surface rights land boundaries can be adjusted as required to suit the project’s requirements.  Annual lease payments were initially set at US$225/ha for exploitation and US$75/ha for exploration.  These rates are adjusted annually for the inflation rate in the United States. The exploitation lease payments for the year 2002 were based on 352 hectares for a total cost of Cdn$84,525.  The Company anticipates that the 352 hectares area will be sufficient for the next 2 to 3 years.

According to the 1995 Surface Agreement, Minas de Oro Nacional is also obligated to:

*

Provide basic health care for the village of Mulatos during the exploration period;

*

Build and operate a medical clinic during the time in which the mine is operating;

*

Ensure that Mexico’s educational standards are met by the local schools (pre-primary, primary and secondary);

*

Provide an electrical power distribution system and sewage collection and treatment system for the village of Mulatos;

*

Provide free electrical power during the mine operating period for the village of up to 800 people; and

*

Upon mine closure, ensure that the village of Mulatos has a reliable power supply.

Currently, these additional obligations cost are approximately US$5,000 per month, over and above the lease payments.

The 1995 Surface Agreement was submitted to the Direccion General del Minas, under the Mexican Mining Law, to obtain a federal government document called an Ocupación Temporal.  An Ocupación Temporal is analogous to a surface easement in that the area agreed upon with the surface rights holder is registered with the government and as such, the surface owner must allow the mining concession owner access and use.  The 1995 Surface Agreement has been accepted and registered in the Registro Agrario Nacional, the government land registry.

In January 1995, a lawsuit was filed by a group of Mulatos ejidatarios, seeking a renegotiation of the November 26, 1992 and January 16, 1994 agreements.  While the earlier agreements were superseded by the 1995 Surface Agreement, the group refused to withdraw the lawsuit on the basis that a group of 13 ejidatarios were not in agreement with the 1995 Surface Agreement.  The Agrarian Tribunal found in favour of Minera San Augusto regarding the lawsuit in 1999.  This decision was appealed to the Circuit Court, which subsequently rendered a decision confirming the decision of the lower level court.  The plaintiffs had the right to object to the decision on March 30, 2000 of the Circuit court by June 19th of 2000, but failed to do so.  The relationship between Minera San Augusto and the group of 13 ejidatarios was complicated.  Select individuals from the group of 13 had denied Minera San Augusto access to select areas away from the Mulatos deposit but covered by the lease agreement.  The actions had minor impact on exploration efforts and did not affect the Mulatos deposit area.

There are provisions under the 1995 Surface Agreement that allows for the reduction of the amount of land to be utilized under the lease after the fifth anniversary of the agreement upon Minas de Oro Nacional giving notice to the Ejido Mulatos.  The effect of the election will be to reduce the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000.

In early January 2002, National Gold attempted to deliver the notice and the reduced payment to the president of the Ejido Mulatos, but the president did not accept such delivery.  On January 15, 2002, after having failed to find another member of the Ejido Mulatos on whom the payment and notice could be given, National Gold deposited the payment and notice with the Agrarian Tribunal.  On January 25, 2002, a new board was appointed to represent the Ejido Mulatos.  On National Gold’s motion, the Agrarian Tribunal held a hearing on March 18, 2002, for the Ejido Mulatos to either accept the payment reduction or to show cause why it should not accept it.  At the hearing, the Ejido acknowledged that the 1995 Surface Agreement was in good standing, but rejected National Gold’s right to make the reduced payment on the basis that such a reduction could only be effected by mutual agreement.  In August 2002, the Agrarian Tribunal declined to decide the issue and declared that such matter would have to be decided through the court process.  Shortly thereafter, the Ejido Mulatos commenced a legal action in Hermosillo, Mexico disputing the annual lease payments due to them and claiming that they are owed US$337,000 for the year 2002 plus interest and costs.  The Company and Minas de Oro Nacional are defending the action and believe that the claim is without merit.

The Company is devoting management time in an effort to resolve the dispute through increased communication and co-ordination.  The Company has hired a Mexican ejido co-ordinator to assist with improving the Company’s relationship with the Ejido Mulatos.  The Company continues to supply medical and education benefits to the community as required under the 1995 Surface Agreement and is hopeful that all issues with the Ejido Mulatos can be resolved amicably.

Potential Environmental Liabilities

At the Salamandra Property, only the Mulatos deposit has been evaluated to the point where potential environmental liabilities have been identified.  Mulatos has potential environmental liabilities, which would be similar to many open-pit heap leach gold operations.  These include:

*

Acid Rock Drainage (“ARD”)

*

Cyanide Containment and Handling

*

Contamination of local water courses

*

Dust

*

Noise

*

Mercury contamination from garimpero mining

ARD had been recognized as a potential problem by Minera San Augusto.  Static and Dynamic ARD testing have been done on all of the rock types at the Mulatos deposit and it has been found that all rock types that will be mined in the open pit have the potential to generate acid.  As such, the development plans called for all waste to be encapsulated in impermeable materials.

The Mulatos orebody crosses the Arroyo Mulatos, which is a perennial stream.   Consequently, if completed, the Mulatos Pit would fill with water, which will likely be acidic in nature and contain elevated levels of certain heavy metals.  However, test work by Minera San Augusto has shown that ongoing inflow from the Arroyo Mulatos stream will ultimately dilute contaminants to levels which are within Mexican drinking water standards.  In the interim until equilibrium is achieved, it may be necessary to treat outflow from the Mulatos Pit with lime.

As with any heap leach operation, there will be a considerable volume of dilute cyanide solution used to extract gold from the ore.  Plans for exploitation of the Mulatos deposit called for a closed system, with the heap leach pads and ponds to be double lined to State of Nevada standards.  At an annual pan evaporation rate of 2,011 mm, evaporation far exceeds annual precipitation of 809 mm.  Accordingly, with proper storm water pond capacity, it is not expected that any effluent will need to be released until the end of the life of the mine.  At closure, the heaps will be rinsed and the cyanide solutions treated with hydrogen peroxide and then lime to ensure that contaminants are removed prior to release.  Heaps will then be capped with impermeable material to prevent ARD.

A number of species of fish exist in the Rio Mulatos and the Arroyo Mulatos.  A fisheries study performed for Minera San Augusto concluded that aquatic life, particularly in the Arroyo Mulatos, has been impacted by both the village of Mulatos and old mining activity.  One species of fish found in the fishery study was the “Mexican Stoneroller” which is listed as being in danger of extinction.  Given these findings, Minera San Augusto had been careful to include sediment ponds and seepage collection ponds in their planning, to ensure that any future impacts on the local fishery are minimized.

A certain level of dust and noise are inherent in any mining operation.  At Mulatos, these factors, along with flyrock and blast vibration, need special consideration due to the proximity of the village of Mulatos to the proposed open pit.

Independent miners or garimperos have been active in the Arroyo Mulatos, extracting gold with the method of amalgamation, which uses mercury.  Elevated levels of mercury have been detected in the sediments in the Arroyo Mulatos.  It is expected that some remediation of these sediments will be undertaken in conjunction with any proposed mining operation.

Permits

The department responsible for environmental protection in Mexico is SEMARNAP, which is similar to the U.S. Environmental Protection Agency and Canada’s Environmental Assessment Agency.  SEMARNAP has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submittal to SEMARNAP.  Studies required to support the MIA include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  Although the regulatory process in Mexico does not have a public review component, proof of local community support for a project is required to gain final MIA approval.  A risk analysis must also be prepared in conjunction with the MIA for approval by SEMARNAP.

A number of other approvals, licenses and permits are required for various aspects of a mine development.  The most significant permits for the development of the Salamandra Property, other than MIA approval, are permits to extract water from the Rio Mulatos and a blasting permit, issued by the Mexican Army, to purchase, store and use explosives.

Minera San Augusto received approval for its MIA in July 1997 for the development of an open-pit mining operating extracting 30,000 tonnes per day and for a crushed ore heap leaching facility producing 15,000 tonnes per day.  The permit application proposed moving the village of Mulatos.  Separate environmental studies and subsequent approvals have also been received for the construction of a new 130 km, 115 kV transmission line from the El Novillo power station, the construction of a new access road from the town of Yecora, and the relocation of the village of Mulatos.  The MIA resolution is valid for a period of 10 years from the date of issue.

Land use change approval for the area to be affected by mine development was granted in December 1997.  The land use change affects 772 hectares and covers land required for mine development, access road construction, transmission line construction and village relocation.  To obtain the permit, Minera San Augusto entered into an agreement with SEMARNAP to reclaim 772 hectares outside the project area.  Reclamation efforts would likely concentrate on land damaged by forest fires, but specific areas would be jointly agreed to by Minera San Augusto and SEMARNAP.  In 2002, the land use change approval area was reduced to 352 hectares, which the Company believes is a sufficient area for the next 2 to 3 years.

Accessibility, Climate and Physiography, Infrastructure and Local Resources

The Salamandra Property site lies in a relatively remote area of the Sierra Madre Occidental Mountains.  The village of Mulatos, located adjacent to the project, has 422 inhabitants.  A second village, Matarachi, is located 20 km to the west of the project and has 135 inhabitants.  Regionally, the largest centres are Yecora, which lies 57 km to the southwest, and the town of Sahuaripa (after which the municipal district is named), 108 km to the northwest.

Two roads lead to the Salamandra Property from Hermosillo.  The northern route is through the towns of Mazatán, Sahuaripa, Arivechi, Tarachi and Matarachi.  The road consists of 220 km of paved road and 90 km of dirt road, with the trip taking 7 hours.  The southern route from Hermosillo travels through the towns of La Colorada, Tónichi and Yecora.  This road is paved for 266 km, while the final 53 km is dirt road.

At present, it is proposed to use the southern road as the permanent access road to the project.  The road from Hermosillo to Yecora is a paved highway (Federal Highway #16), which connects the state capitals of Sonora and Chihuahua.  Of the final 53 km from Yecora to the project site, approximately 22 km of new road will have to be upgraded by contractors retained by the Company.

The nearest international airport is at Hermosillo, while special flights using light planes can be arranged, landing at Matarachi, 20 km west of the project site.  Survey work is underway for the construction of a new airstrip located adjacent to future mining operations.

The Salamandra Property lies on the western edge of the northern Sierra Madre Occidental Mountains and has mainly rolling terrain, and occasional V-shaped valleys with cliffs and canyons.  Elevations range from 950 m above sea level near the Rio Mulatos, to over 1500 m above sea level, west of the Mulatos deposit area.

The area has a moderate climate, with summer temperatures averaging 25° C and winter temperatures averaging 13° C, with occasional frost.  Winds and precipitation can be severe at times.  Average annual rainfall for the area is 809 mm, with the heaviest rainfall occurring from July to September and the driest months being from March to May.  Occasional snow may fall at the highest elevations within the project area.

Local vegetation is highly diverse and it is estimated that up to 560 species of plants exist in the project area.  Generally, vegetation consists of oak trees (ranging from open woodlands to dense forests), thornscrub, cactus and grassland.  In addition, some pine trees are found at higher elevations.

Power

A feasibility study on the Salamandra Property’s Mulatos deposit in 1997 (the “Feasibility Study”) envisioned using power supplied by the Comisión Federal de Electricidad (“CFE”) from the El Novillio hydroelectric dam located northwest of the project site.  A new 130 km long 115 kV transmission line was envisioned by the Feasibility Study to be constructed from the dam to the project site.  More work is needed to determine if a mining operation is viable at current gold prices and if such an operation would use this or some other power sources.

Water

In Mexico, water rights are managed by the Comisión National del Aqua (“CNA”).  According to Mexican water rights legislation, all users, whether individuals or companies, must pay for the right to use national waters regardless of how the rights were obtained, with the rates being determined by the availability of water and the method of extraction.

The project’s main water consumer will be the heap leach facility.  The Feasibility Study envisioned using an estimated average annual consumption of 45.6 litres/second (723 US gallons/minute) due to evaporation and water retained within the heap as a result of heap irrigation.  In addition to make-up water used for the heap leach facility, the Feasibility Study called for the open-pit will consume water for dust control with the camp consuming water for domestic purposes.  Average annual consumption for all purposes was estimated at 58.8 litres/second (932 US gallons/minute), with maximum estimated consumption being in the month of June at 100.2 litres/second (1,588 US gallons/minute).

The project’s source of water was to be the Rio Mulatos with water withdrawn east of the proposed open-pit and pumped to a water storage reservoir on the Arroyo Mulatos, above the proposed open pit.  A dam was to have been built across the Arroyo Mulatos to create this reservoir, which needs to have a storage capacity of about three months to ensure water supply during the driest months of the year when the Rio Mulatos would not be able to supply sufficient water for the project as proposed by the Feasibility Study.  The rights to the water have not as yet been established.  Discussions are continuing with the Mayor of Sahuaripa to rent or lease the town’s unused water supply.

Current work of the planned heap leach test is designed as the first step in evaluating the feasibility of operating initially at a smaller scale than planned by the Feasibility Study.  The purpose is to test the higher grade core of the deposit and evaluate if a profitable mining operation can be started in the core.  Prior to the results of the heap leach test and the probable need for more testing it is not possible to say what the water needs of a smaller scale mining operation may be or if such an operation is profitable.

Mining Personnel

Mexico is a country with a long history of mining and has an abundance of labour at all levels, including unskilled labourers, trained operators, tradesmen, engineers and management.  The state of Sonora has a number of open-pit mining operations, and recruiting qualified personnel should not be a problem.

It is expected that unskilled labourers will be hired locally from the villages of Mulatos and Matarachi.  More skilled personnel required for open-pit operations and ore processing operations are expected to be found in the towns of Yecora and Sahuaripa.  Highly skilled personnel in operations, maintenance, administration and supervision will more than likely come from the major cities and mining areas in Sonora, including the cities of Hermosillo, Obregon and Canenaea. A minor number of management and senior technical personnel may come from outside Sonora.

It has been demonstrated by many foreign mining companies with operations in Mexico, that operating a mine with a minimum number of expatriate personnel is both possible and cost effective.  It is likely that only the mine manager, chief financial officer and process superintendent will be expatriates, with the remainder of employees being Mexican nationals.

Location of Facilities

While the topography in the project area can be severe, there is still sufficient room to locate all planned facilities for mining of the Mulatos deposit.  The Feasibility Study called for the waste dump to be located in the Pelon Valley, located approximately 2.5 km south of the open pit.  The heap leach pad was to be located in a wide valley approximately 3 km to the southwest of the open pit.  It is anticipated that the potential smaller scale mining operating being investigated would not need all of this area at least for the first few years.

History

Gold was first discovered in the Arroyo Mulatos by Jesuit priests in 1635, although no recorded activity took place until the early 1800’s. The area saw considerable activity by various groups throughout the 1800's and 1900's.

Companies and individuals that have explored in the district since 1960 include: Phillips Petroleum in 1962, Theodore A. Dodge in 1963, Cannon-Hicks Associates in 1972, Tormex Developers in 1973, Explomin S.A. de C.V. in 1974 (formerly part of Minera Real de Angeles (“MRA”)), Homestake Mining Company in 1975, British Petroleum in 1982, Papanton Minas in 1984, and Kennecott in 1990.

Kennecott conducted extensive exploration programs on ground surrounding the Nuevo Mulatos and Tequila claims from 1990.  Their efforts focused on the El Victor-San Carlos area as well as the area immediately surrounding the Nuevo Mulatos claim.

MRA acquired the Nuevo Mulatos concession in 1986 and carried out extensive exploration activities, including the drilling of 121 reverse circulation holes for a total of 20,688 meters, 11 diamond core holes for a total of 1,928 meters, and driving 1,061 meters of exploration drift from which a bulk sample was taken.  MRA performed a pre-feasibility study on the property in 1990.

Placer Dome Inc. (“Placer Dome”) acquired full ownership of the claims from MRA in 1993.  Subsequently, Placer Dome and Kennecott reached a joint venture agreement covering the Mulatos deposit and 34,000 ha of surrounding land.  These interests were consolidated under the ownership of Minera San Augusto, which as stated previously is owned jointly by Tenedoramex (70%), a wholly owned subsidiary of Placer Dome, and Accessions Mining Inc. (30%), a wholly owned subsidiary of Kennecott.

Exploration has been carried out by Placer Dome on behalf of Minera San Augusto since 1993.  A prefeasibility study was completed for the project in December 1995.  In 1996, the shareholders decided to complete a feasibility study, which was finished in June of 1997, resulting in a positive production decision. It was subsequently decided to put the project on hold due to low gold prices.  The feasibility study economics on the entire Mulatos deposit were marginal with a gold price below US$300 per ounce.  In addition, the Estrella Zone, the core of the Mulatos deposit, was too small for Placer Dome and Kennecott, and split ownership of the Salamandra Property left the size of the project insufficient for either party to proceed aggressively.  As a result, Placer Dome and Kennecott decided to sell the property in early-1999, leading to National Gold’s involvement.

Geology

Regional Geology

The Salamandra Property is located in the heart of the northern Sierra Madre Occidental physiographic province of Sonora, México, which is characterized by two distinct packages of volcanic rocks: one group of early Oligocene age (28 to 36 million years old), which are unconformably overlain by younger rocks of Miocene age (18 to 24 million years old).  Underlying these volcanic rocks are Paleozoic to Cretaceous and early-Tertiary sediments.

The Oligocene-age formations are known as the Lower Volcanic Group, and are characterized by a predominant pile of andesitic volcanoclastic rocks which typically crop out at the bottom of deep precipices.  Formations are generally massive in nature and show extensive propylitic alteration.

There appears to have been a long period of erosion and deformation following the deposition of the Lower Volcanic Group, which was followed by a period of explosive activity resulting in the production of andesite and dacite tuffs and agglomerates.  These in turn, were overlain by the Upper Volcanic Group, consisting of Miocene age flows and tuffs that show well-defined bedding and form the high scarps and cliffs that characterize this province. Normal extension faulting has created a series of large, gently dipping blocks with almost no signs of alteration.

The Sierra Madre Occidental Province is host to some of larger precious metal mining districts in México, including Concheño, Ocampo, Batopilas, San Dimas - Tayoltita, Topia, Guanaceví, Bacís and recent discoveries such as La Ciénega and El Sauzal.  The Salamandra Property is an exploration stage property and there can be no assurance that any  mineral reserve will be established on the property.  Readers are cautioned against comparing the Salamandra Property to other properties or projects in the Sierra Madre Occidental Province.

Local Geology

The Salamandra mineral deposits are large stratabound, epithermal, high-sulfidation, disseminated gold deposits found within and in close proximity to a dacite and rhyodacite dome complex 25 to 36 million years old.

Post mineralization volcanic flows consisting of rhyolites, andesites and basalts occur extensively within the project area and can range up to 200 meters in thickness. These flows along with landslide debris and overburden have masked some of the deposits within the project area including the Escondida deposit and a significant portion of the El Victor resource.

Mineralization

The ore mineral deposits of Mulatos are particular in that they occur primarily in areas of massive, pervasive silicic alteration of the volcanic and volcaniclastic host rocks.  Quartz veins and quartz stockwork zones seldom occur.  The silicified rocks host approximately 80% of the contained gold within the deposit.

There are three main mineralization groupings.  From oldest to youngest they are: 1) quartz + pyrite + pyrophyllite + gold; 2) quartz + pyrite + kaolinite + gold + enargite; and 3) kaolinite + barite + gold.  Minerals easily observed during core and reverse circulation chip logging at the project include: pyrite, enargite, chalcopyrite, molybdenite, gold, chalcocite, covellite, bornite, tetrahedrite/tennantite, marcasite, copper oxides, specularite, hematite, limonite, goethite, jarosite, pyrophyllite, kaolinite, alunite, montmorillonite, barite, chlorite, and epidote.

Drilling

In late 2001 and early 2002, Alamos Minerals conducted a drilling program on the Estrella Zone of the Mulatos deposits, not for exploration but rather to determine if ore outcropped and to identify the dimensions and grade of the surface, or near surface, or for a bulk heap leach test.

Previous to this drill program, a total of 511 drill holes were made with a total drilled length of 96,124 metres.  Core drilling consists of 34 percent of the total drilled length. These holes were drilled by MRA (23.5 percent), Kennecott (15.4 percent) and Placer Dome (61.1 percent) during the period from 1986 to 1998.

Sampling Programs Conducted on the Mulatos/Escondida Deposits
Program Description	Year	Contractor	# of Holes	Length (m)	Sampling Interval (m)
Reverse Circulation Drilling
MRA “M” Series	1987 – 1990	MRA	121	20,688	3.00
Kennecott “K” Series			66	14,780	1.52
Placer “P” Series – Phase 1	1993 – May 1994	Dateline	20	3,447	1.52
Placer “P” Series – Phase 1	1993 – May 1994	Drilling Services	36	7,742	1.52
Placer “P” Series	1993 – May 1994	Dateline	13	2,187	1.52
Placer “P” Series	After May 1994	Drilling Services	37	7,475	1.52
Placer “NE” Series	1996	Layne, Boytec	29	4,287	1.52
Placer “98EI” Series	1998	Layne	14	2,495	1.52
		Total	336	63,101
Core Drilling
MRA “M” Series	1986	?	11	1,928	3.00
Placer “PD” Series – Phase 1	1993 – May 1994	Major Drilling	14	3,540	1.52
Placer “PD” Series	After May 1994	Major Drilling	74	14,186	1.52
Placer “96PM” Series	1996	Major Drilling	13	2,273	1.52
Placer “97RE” Series	1997	Major Drilling	43	7,373	Variable
Placer “98EE” Series	1998	Layne	11	2,437	Variable
Placer “98EI” Series	1998	Layne	9	1,286	Variable
		Total	175	33,023
Drift Round Sampling
MRA Underground Program	1986	MRA	N/A	1,061	1.5
Underground Channel Sampling
1994 Program	1994	COMYCSA	N/A	297	1.52
1996 Program	1996	Treas Hermanos	N/A	697	1.52
Total				98,179

Existing drilling is mostly concentrated in the Mulatos zone, or Mulatos model area, of the project area, with drill hole spacing in the range of 25 to 50 meters in the mineralized zone. The Mulatos zone hosts the current defined measured/indicated mineral resources and the proven/probable reserves for the Mulatos project. Based on the gold grade distribution of the Mulatos project and experiences in other similar projects, Behre Dolbear have advised the Company that they believe that a drill hole spacing of 25 meters is sufficient to define the proven/probable mineral reserves for this project, while a drill hole spacing of 50 meters is slightly inadequate. Therefore, additional drilling will be needed to define the mineral reserves at the northern and northeastern portion of the Mulatos zone.

The El Victor Zone, located northeast of the main Mulatos zone in the project area, was drilled with a wider spaced drilling grid, and some inferred mineral resources were defined by Placer Dome for this zone. Drill holes outside the Mulatos model area are not included in the database summary above.

The drill hole summary above is based on the information package provided by Placer Dome. The actual computerized database files provided to Behre Dolbear by Placer Dome contain 643 drill holes in the entire Mulatos project area, and 556 of these drill holes were used for the resource modeling of the Mulatos model area. It seems that there are some inconsistencies for the drill database information from different sources.

Sampling and Analysis

Placer Dome took more than 4500 soil and rock chip samples in the time period of 1994 to 1997 in many parts of the Salamandra concessions.  High concentrations of the samples were taken in identified exploration areas, such as El Halcon, La Yaqui and El Jaspe.

Mineral Resource

Grade Estimation and Validation for Mulatos Deposit:

Placer Dome’s resource statement at various cutoff gold grades for the Mulatos model area is summarized below:

Placer Dome’s Resource Statement for the Mulatos Model Area
Gold Cutoff Grade (g/t)	Measured		Indicated		Measured + Indicated		Inferred
	Tonnage (Mt)	Gold Grade (g/t)	Tonnage (Mt)	Gold Grade (g/t)	Tonnage (Mt)	Gold Grade (g/t)	Tonnage (M t)	Gold Grade (g/t)
0.0	225.68	0.53	134.48	0.36	360.16	0.46	104.12	0.24
0.6	61.23	1.38	22.25	1.10	83.48	1.31	6.16	1.18
0.8	43.96	1.66	13.05	1.40	57.01	1.60	3.54	1.41
1.0	32.90	1.92	8.31	1.69	41.21	1.87	2.35	1.68

Behre Dolbear believes that there is a 4 to 15 percent positive grade bias for gold in Placer’s resource estimate for the Mulatos block model because of the positive gold grade bias found in the database.

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources:  The terms “measured resources” and “indicated resources.”  The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Resource Estimation for the El Victor Zone:

A kriged resource estimate was developed by Placer Dome for the El Victor zone of the Mulatos project based on 18 diamond drill holes completed in 1998 by Placer Dome and RC drill holes completed by Kennecott between 1991 and 1993. Because the area has only limited wide-spaced drilling, the resource was classified as inferred. The following table presents the results of the resource estimation at various gold cut-off grades.

Placer Dome’s Inferred Resource Estimate for the El Victor Zone
Gold Cut-off Grade (g/t)	Tonnage (M t)	Gold Grade (g/t)	Copper Grade (ppm)
0.0	147.4	0.23	89
0.5	18.9	0.97	141
0.6	14.1	1.11	154
0.7	10.7	1.25	161
0.8	8.75	1.36	166
0.9	5.95	1.60	187
1.0	4.71	1.77	206
2.0	0.98	3.58	314
5.0	0.19	5.93	441

Cautionary Note to U.S. Investors concerning Estimates of Measured and Indicated Resources:  The terms “measured resources” and “indicated resources.”  The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Planned Mining Operations

In July 2002, National Gold retained Pincock, Allen & Holt to prepare a preliminary assessment and scoping study for the Estrella Development Alternative, a smaller, scaled-down development plan that focuses on the selective open pit mining of the core (Estrella Zone) of the Mulatos deposit mineral resource as an alternative to the Placer Dome development concept, taking the entire Mulatos deposit mineral reserve.

Pincock, Allen & Holt’s preliminary assessment of the Estrella Development Alternative completed in September, 2002 (the “Preliminary Assessment”) determined that this strategic option was a more viable economic alternative for project development when compared to the development and mining of the entire Mulatos deposit mineral reserve as proposed by Placer Dome in their feasibility study.

The Estrella Development Alternative pit contains a total of 32.0 million tonnes of measured and indicated resources at an average grade of 1.77 grams of gold per tonne plus 26.6 million tonnes of waste material resulting in a stripping ratio of 0.83:1.0 (tonnes waste:tonnes ore).  The open pit contains approximately 1.8 million ounces of gold.

Pincock, Allen & Holt have estimated the mine life to be 12 years with the nominal production rate during the first seven years of operation to average 110,000 ounces of gold per year, and to systematically decline due to an anticipated reduction of head grade to 90,000 ounces of gold per year from year eight through to the end of the productive mine life in year twelve.  Approximately 1.2 million ounces of gold will be produced from ore-grade material.

An updated feasibility study and development plan was prepared in 1999 by Placer Dome and included mining of the Escondida deposit.  The Escondida deposit was discovered in 1997/1998 and is located just to the north and east of the Estrella Zone.  The Escondida deposit has not been included in the resource estimate for this scoping study because the database of that deposit needs to be reviewed further.  Also, the Escondida deposit is 500 meters from the cemetery that belongs to the town of Mulatos and therefore further consideration is required prior to deciding on whether or not to include it in the future mine plan.  The Behre Dolbear Report states that the Escondida deposit would be mined in the later stages of the project and contains 2.34 million tonnes at a grade of 1.51 grams of gold per tonne and 88,000 ounces of recoverable gold.  Inclusion of the Escondida deposit into the development plan is an area of future study to determine its overall impact on the project.

Under the Preliminary Assessment, material is to be processed using standard industrial crushing and cyanide heap leaching technology to recover the gold.  Metallurgical testing indicates that gold recoveries by heap leaching should average 67 percent over the life of the project and will range from 55 percent for high sulfide material to over 90 percent for the oxidized material that is the most amenable to heap leaching.  Additional metallurgical testing should be performed to determine if finer crushing could result in higher recoveries.

Even though certain environmental issues exist, including nearby sensitive fish species habitat and the potential for acid rock drainage, acceptable mitigation measures have been included in the mine and process design.  The fish habitat will be protected by the installation of catch dams and siltation basins, leach pads and ponds will be lined to collect leach solutions, and waste dumps will be capped with impermeable material to divert runoff and minimize acid generation.

Sustainability of the positive regional economic impact of the mining operation will be provided through contributions from cash flow to a regional enterprise development trust, to be used to develop local business to support the local economy after the mine has completed operations.

Total initial capital cost of the Estrella Development Alternative is estimated to be US$40.8 million that includes US$3 million of working capital.  Sustaining capital will total about US$9.99 million for the remaining operating life of the mine and closure costs are estimated to be about US$5 million.  The remaining property acquisition cost will be about US$5 million.  On-site operating costs will be approximately US$6.33 per tonne of ore processed.

The conceptual plan detailing the Estrella Development Alternative forecasts total production of 1,216,000 ounces of gold over a productive mine life of 12 years and a cash operating cost of about US$169 per ounce of gold produced. Initial project capital cost is equal to about US$34 per ounce of gold produced.

Financial analysis of a 100% equity case, with an assumed US$300 per ounce gold price, indicates a Discounted Cash Flow Rate of Return (“DCFROR”) of 19.3% and Net Present Value (“NPV”) discounted at 10% of US$19 million.  Earnings Before Taxes, Depreciation, and Amortization, and regional development funding, for this case totals US$156.1 million, averaging US$12.7 million annually for the productive mine life.  With project debt financing of US$30 million, the DCFROR increases to 35.8 percent, and the NPV discounted at 10% increases to US$22.9 million.

The Company has commissioned an independent feasibility study and the Company is evaluating several aspects of the Estrella Development Alternative in an effort to determine ways to improve the economics.  These include finer crushing to improve recovery, selective mining and processing of higher grade ores, optimizing the mine plan to increase ore grade and defer waste, reconfiguring the site layout to reduce ore haulage cost, consolidating facilities to lower capital cost, investigating reusable heap leach pads to lower pad cost and decrease reagent and closure cost.  The Company plans to retain independent consultants as required to complete this feasibility study to a level of detail and confidence to support bank financing.  The Company anticipates the cost for the feasibility study to be US$500,000.

Planned Exploration on the Salamandra Property

The Company believes that there is a potential for discovery of additional ore bodies on the Salamandra Property, as seven satellite deposits have been identified on the property.  El Victor is immediately adjacent to the Mulatos deposit, and presents an important exploration target.  Six drill holes located at El Victor have shown ore grade mineralization in samples taken.  Additional work needs to be completed before a resource estimate can be formulated.  The Company is designing a Cdn$225,000 exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit.  The Company also plans to systematically test the entire Salamandra Property over a number of years.  While the various exploration targets that are already defined will be prioritized in 2003, the natural starting point for exploration work in 2003 is in the Mulatos deposit area.  The Company believes that a potential exists to define additional resources both within and external to the existing reserve base, which could potentially benefit the feasibility program under way.

Other Properties of the Company

The Company, through its subsidiaries Durango and La Fortuna, also owns a 100% interest in the La Fortuna property in the State of Durango, Mexico, which is comprised of three mineral concessions and covers approximately 606 hectares.  Alamos Minerals did not conduct any exploration work on this property after 1998, and during its fiscal year ended December 31, 2000, Alamos Minerals reduced the size of its property interest in the La Fortuna property to its current size of 606 hectares allowing certain mining claims to lapse.  Accordingly, Alamos Minerals wrote down the La Fortuna property to US$1 million.  The Company has no current intention to conduct further exploration work on this property.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Operating and Financial Review and Prospects is described below for the Company and each of the Predecessor Companies.

5 A.

OPERATING RESULTS

Overview of the Company

On February 21, 2003, Alamos Minerals and National Gold (the “Predecessor Companies”) amalgamated to form the Company.  For accounting purposes, Alamos Minerals acquired and amalgamated with National Gold.  The amalgamation was accounted for using the purchase method of accounting and the operating results of National Gold are included in the consolidated financial statements of operation of the Company from the effective date of the amalgamation.

Unaudited pro forma balance sheet of the Company as at December 31, 2002 and the unaudited pro-forma consolidated statements of operations and deficit for the year ended December 31, 2002 are filed with this annual report on Form 20-F.  The unaudited pro forma financial statements of the Company may not be indicative either of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the result which may be obtained in the future.  The pro forma consolidated financial statements should be read in conjunction with the audited financial statements of each of the Predecessor Companies.

Each of the Predecessor Companies and the Company prepare their consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The financial statements of Alamos Minerals and the Company are prepared in United States dollars, and the financial statements of National Gold are prepared in Canadian dollars.  See “Item 3A – Selected Financial Data” for exchange rate information.  A reconciliation of the principal measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”) is presented in Note 15 of the consolidated financial statements of each of the Predecessor Companies.  U.S. GAAP requires that all exploration and general and administrative costs related to projects be charged to expense as incurred.  As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP.  Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

Neither the Company nor the Predecessor Companies have recorded significant revenue or cash flow from mining operations, and each of the Predecessor Companies has experienced losses from operations for each of the last five years.  The Company is an exploration stage company and none of its properties have any known mineral reserves and the development of exploration properties, including the Company’s Salamandra Property, is subject to significant uncertainty and risk.  The Company anticipates that it not record any significant revenue or cash flow from operations and that it will incur significant losses until the Salamandra Property is fully developed and successfully put into production.  The Company intends to continue to rely upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.

The information contained herein should be read in conjunction with the consolidated financial statements of the Company’s consolidated financial statements, the consolidated financial statements of the Predecessor Companies and the unaudited pro forma financial statements of the Company.

Factors Affecting the Company’s Business

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labour and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period.  Actual results could differ from those estimates.

The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable value of its assets may decline materially from current estimates.

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These mineral property costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.  Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.  The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  As the carrying value and amortization of the Company’s mineral property assets is, in part, related to management’s assessment of the property, such estimations are significant to the Company’s financial position and results of operations.

Effective January 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation.  The Company has adopted the fair value method of accounting for all stock options granted.  Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

The United States dollar is the functional currency of all of the Company’s active operations which are classified as integrated for foreign currency translation purposes.  Under this method, translation gains or losses are included in the determination of net income.  The Company’s functional currency has been subject to recent fluctuations.  The exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.6200 to US$0.6619 for one Canadian dollar in 2002 and between US$0.6349 to US$0.6975 for one Canadian dollar during the first four months (January through April) of 2003.  As such, the Company’s results of operations are subject to foreign currency fluctuation risk and such fluctuations may adversely affect the financial position and results of the Company.

Results of Operation of the Company for the quarter ended March 31, 2003

During the quarter ended March 31, 2003, Alamos Minerals and National Gold were amalgamated to form the Company.  Under the terms of the amalgamation shareholders of Alamos Minerals received one share of the Company for each share of Alamos Minerals and shareholders of National Gold received 2.352 shares of the Company for each share of National Gold.  The Company’s issued and outstanding share capital consisted of 32.8 million common shares after giving effect to the amalgamation.   The amalgamation was accounted for using the purchase method of accounting and the operating results of National Gold are included in the consolidated financial statements of operation of the Company from the effective date of the amalgamation.

The amalgamation was effected to consolidate the ownership of the Salamandra Property in Sonora, Mexico.  The Company is presently exploring the Salamandra Property to determine if it would be commercial feasible to further develop the property.  Neither the Company nor any of the Predecessor Companies had any revenues from operations.  The Company’s primary activity during the quarter ended March 31, 2003 was to continue its exploration of the Salamandra Property and completing the amalgamation.  The Company does not anticipate that it will receive any material revenues from operations until it can successful develop and place its Salamandra Property into production, which not anticipated to occur in the near future.

During the quarter ended March 31, 2003, the Company had total operating expenses of US$116,342.  The Company’s significant expenses during the quarter ended March 31, 2003 included legal, audit and accounting expenses of US$90,573 incurred primarily as a result of work related to the amalgamation; office and administration expenses of US$106,993 and management fees of US$27,250.  The Company recognized a gain on foreign exchange of US$138,987 in connection with the translation of the financial results of Minas de Oro Nacional from pesos to U.S. dollars due primarily to the increasing strength of the Mexican peso compared to the U.S. dollar during the quarter ended March 31, 2003.  Shareholder communications expenses, travel expenses and trust and filing expenses were US$9,328, US$8,992 and US$11,845, respectively.  The Company anticipates that operating expenses may increase in future periods as the Company’s with increased exploration activities on its Salamandra Property and additional general and administrative expenses associated with increased operating activities.

The Company had a loss of US$116,342 for the quarter ended March 31, 2003.  Loss per share was not material.

Results of Operation of Alamos Minerals

Year Ended December 31, 2002 vs. Year Ended December 31, 2001

Alamos Minerals had no revenues from operations during the year ended December 31, 2002, compared to US$146,474 during the year ended December 31, 2001 received from the sale of gold obtained from test leaching operations conducted on the San Antonio Property.  These revenues are non-recurring as Alamos Minerals abandoned the property on which it was conducting leach testing and wrote-off the deferred cost related to the property at December 31, 2001.  No revenues are anticipated to be received from operations until the Company can successful develop and place its Salamandra Property into production, which not anticipated to occur in the near future.

Alamos Minerals’ operating expenses decreased to US$440,205 for the year ended December 31, 2002 from US$513,774 for the year ended December 31, 2001, a decrease of US$73,569 or 14.3% due primarily to a decrease in property investigation expenses to US$6,753 in 2002 from US$338,941 in 2001.  The 2001 property investigation expenses were on the San Antonio project in Mexico which the Company subsequently wrote-off.  In 2001, the Company also incurred a loss of US$13,502 in the sale of its investment in Laminco Resources Inc. (now Zaruma Resources Inc.).  Offsetting the decrease in property investigation expenses were an increase in other expenses.  Management fees during fiscal 2002 increased to US$129,828 from US$4,846 during fiscal 2001, primarily as a result of additional consulting fees paid to a director and officer.  Legal, audit and accounting expenses increased to US$196,840 in the year ended December 31, 2002 from US$83,343 in 2001, primarily as a result of increased legal and accounting fees associated with negotiations between Alamos Minerals and National Gold involving the Salamandra Property and the subsequent preparation for the amalgamation between Alamos Minerals and National Gold.  Office and administration expenses increased from US$29,759 in 2001 to US$42,254 in 2002, as a result of increased activity during fiscal 2002.  Expenses related to shareholder communications, travel and accommodations and trust and filing fees increased slightly in 2002, compared to fiscal 2001.  Alamos Minerals had interest expense of US$4,163 in 2002 compared to US$13,734 in 2001, and a foreign exchange rate gain of US$15,496 compared to a foreign exchange rate loss of US$12,072 in 2001.  The Company believes that the historical level of expenses of Alamos Minerals may not be indicative of the future level of expenses of the Company.  Future operating expenses of the Company may increase as the level of activities to support the Company’s exploration efforts on the Salamandra Property increase.

Alamos Minerals spent US$3,457,110 on acquisition and exploration expenses relating to the Salamandra Property during the year ended December 31, 2002, compared to US$495,011 during 2001 on acquisition and exploration expenses relating to the Salamandra Property.  Acquisition and exploration expenses are deferred until a decision is made with respect to the abandonment of the property or a feasibility study related to the property is obtained.

Year Ended December 31, 2001 vs. Year Ended December 31, 2000

Alamos Minerals had nominal revenues from operations of US$146,474 during the year ended December 31, 2001, compared to US$69,504 during 2001.  Revenue was received from the sale of gold obtained from test leaching operations conducted on the San Antonio Property.  These revenues are non-recurring as Alamos Minerals abandoned the property on which it was conducting leach testing and wrote-off the deferred cost related to the property at December 31, 2001.

Alamos Minerals had operating expenses of US$513,774 during the year ended December 31, 2001, compared to US$3,755,714 in 2000.  The difference in operation expenses was a result of Alamos Minerals write down in 2000 of investments in the amount of US$73,330 and its write-offs of capital assets in the amount of US$4,452 and mineral property costs in the amount of US$3,553,028 related to the write-off of US$1,960,365 in connection with the La Fortuna Property in Mexico, US$676,841 in connection with the San Antonio Property in Mexico and US$916,022 in connection with certain properties in Peru.  During 2000, Alamos Minerals reduced the size of its property interest in the La Fortuna Property by allowing some of the mining claims comprising this property to lapse.   Alamos Minerals elected to write off US$1,960,365 on this property because it had not done any exploration work on the La Fortuna Property since 1998 due to the lack of positive results.  Alamos Minerals wrote off US$676,641 on its San Antonio Property because of poor leaching conditions and insufficient ore reserves.  Other property interests were written down by US$916,022 in order to conserve cash.  Alamos Minerals had no similar write-downs or write-offs during 2001.  During the year ended December 31, 2001, Alamos Minerals incurred management fees of US$4,846, property investigation expenses in the amount of US$338,941 after having written down its property interests during 2000, and a loss on investments of US$13,502.  Alamos Minerals had no similar expenses during 2000.  Amortization expenses decreased (US$31,954 in 2001, US$43,728 in 2000); legal, audit and accounting expenses increased slightly (US$83,343 in 2001, US$79,009 in 2000); office and administration expense decreased (US$29,759 in 2001, US$39,976 in 2000); shareholder communications expenses increased (US$6,933 in 2001, US$4,522 in 2000); travel expenses decreased (US$798 in 2001, US$6,426 in 2000); and trust and filing expenses increased slightly (US$5,360 in 2001, US$4,531 in 2000).  Excluding the above-mentioned expenses, and a US$13,502 loss during 2001 on account of the sale of investments, Alamos Minerals’ general and administrative expenses decreased from US$178,192 during 2000 to US$162,993 during 2001.  During 2001, interest income increased to US$13,734 from US$44,299 during the prior year due to a decrease in cash on deposit.

Alamos Minerals’ net loss for the year ended December 31, 2001 was US$367,300 or US$0.02 per share, compared to a loss of US$3,686,210, or US$0.25 per share for the previous year.  The loss for the period ended December 31, 2000 was significantly higher primarily because Alamos Minerals elected to write off mineral property costs.

During Fiscal 2001, Alamos Minerals spent US$495,011 on acquisition and exploration expenses on the Salamandra Property.

Results of Operations of National Gold

Fiscal 2002 Ended December 31, 2002 vs. Fiscal 2001 Ended December 31, 2001

National Gold’s net loss during Fiscal 2002 was Cdn$2,961,085, or Cdn$0.12 per share, compared to a loss of Cdn$1,516,407, or Cdn$0.14 per share, for the previous year.  During Fiscal 2002, the net loss figure includes an expensing of stock options in the amount of Cdn$327,573 along with the write-off of mineral properties in the amount of Cdn$493,318.  National Gold did not record such expenses during Fiscal 2001.  During Fiscal 2002, investor relations expenses increased from $298,098 during Fiscal 2001 to $559,668 during Fiscal 2002 as a result of National Gold entering three investor relations contracts during Fiscal 2002 and an additional agreement with one of the investor relations consultants for a one-time promotion plan which required a payment of US$200,000.  Wages increased to $494,110 during Fiscal 2002 from $201,281 during Fiscal 2001 due to National Gold hiring new employees during Fiscal 2002 and paying severance to certain employees that were released as a result of the Amalgamation.  Accounting, audit and legal expenses increased from $226,583 during Fiscal 2001 to $369,619 during Fiscal 2002 as a result of National Gold requiring accounting and legal services in connection with several financings, the filing of an initial Form 20-F and the Amalgamation.

During Fiscal 2002, National Gold spent a total of Cdn$913,280 on acquiring mineral properties and conducting exploration on its mineral properties.  In contrast, during Fiscal 2001, National Gold spent a total of Cdn$10,943,597 on acquiring mineral properties and conducting exploration on its mineral properties.

Fiscal 2001 Ended December 31, 2001 vs. Fiscal 2000 Ended December 31, 2000

National Gold’s net loss during Fiscal 2001 was Cdn$1,516,407, or Cdn$0.14 per share, compared to a loss of Cdn$438,002, or Cdn$0.09 per share, for the previous year.  During Fiscal 2001, National Gold’s general and administrative expenses increased from Cdn$451,411 during Fiscal 2000 to Cdn$1,534,310 due to expenses associated with the acquisition of the Salamandra Property.  Accounting, audit and legal expenses, investor relations expenses, office and miscellaneous expenses, travel and promotion expenses and wages were all significantly higher in Fiscal 2001.

During Fiscal 2001, National Gold spent a total of Cdn$10,943,597 on acquiring mineral properties and conducting exploration on its mineral properties.  During Fiscal 2000, National Gold spent a total of Cdn$407,317 on acquiring mineral properties and conducting exploration on its mineral properties.

5 B.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, Alamos Minerals had cash and cash equivalents of US$487,289 and working capital of US$866,273, including US$450,522 due from National Gold under an unsecured convertible note, which was convertible into National Gold shares at Cdn$0.29 (US$0.18) per share.  The funds under the convertible note were advanced to National Gold to fund its portion of the property payments due on the Salamandra Property.  As of December 31, 2002, National Gold had cash and cash equivalents of Cdn$157,977 (US$100,036) and a working capital deficiency of Cdn$23,879 (US$15,121).  Effective February 21, 2003, Alamos Minerals and National Gold were amalgamated to form the Company.

Each of Alamos Minerals and National Gold have a history of losses, and neither Alamos Minerals nor National Gold had any revenues from operations during the year ended December 31, 2002.  Alamos Minerals used US$322,812 in cash in operating activities and US$2,159,473 in investing activities during 2002, including $450,522 advanced to National Gold.  National Gold used Cdn$2,048,390 (US$1,297,106) in cash in operating activities and Cdn$928,961 (US$588,248) in investing activities during 2002.

During 2002, Alamos Minerals received net cash of US$3,274,991 from financing activities and National Gold received net cash of Cdn$3,059,921 (US$1,937,640) from financing activities including Cdn$745,454 (US$472,045) advanced from Alamos Minerals.  Neither Alamos Minerals nor National Gold had any sources of internal capital and their only sources of external capital was the issuance of equity and debt securities.

As of March 31, 2003, the Company had cash and cash equivalents of US$1,215,152 (unaudited) and working capital of US$1,124,941 (unaudited).  The Company believes that its current working capital will be sufficient to meet its working capital obligations through approximately the end of 2003.  The Company anticipates receiving additional working capital from the exercise of outstanding share purchase warrants; if the Company does not receive such additional working capital, the Company will be required to seek additional funding in the coming months in order to maintain its current cash position, which management believes is in the best interest of the Company. The Company has no firm commitment to proceed with a financing.  If the Company is unable to acquire additional funding in the short term from the exercise of share purchase warrants or otherwise on acceptable terms, the Company will scale back its operations and may not complete as planned, the feasibility study on the Estrella Development Alternative. The Company may not be able to obtain necessary financing on acceptable terms, if at all.  Other than working capital, the Company has no sources of internal liquidity and no external sources of liquidity or credit facilities.

The timing and extent of additional funding depends on a number of important factors, including the actual timetable of the Company’s 2003-2004 work plan, its assessment of the financial markets, its share price and the price of gold and copper.  Longer term, the Company’s plan for significant additional funding to develop the Estrella Development Alternative (approximately US$41 million) is dependent upon the successful completion of the feasibility study, if and when mine development activities on the Salamandra Property are commenced, the acquisition of additional properties and the overall capital requirements of the consolidated group.  Management may not be able to acquire the required significant additional financing that will be needed, if and when, construction on the Salamandra Property commences.  Failure to raise the required funds will impede the Company's ability to construct and operate the Salamandra Property and would, in the long-term, have a material adverse effect on the Company.

Investing

As of March 31, 2003, the Company and the Predecessor Companies have spent approximately US$7.4 million on the Salamandra Property. These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and on-going property management expenses.  During 2003, the Company has continued with activity on the Salamandra Property, including the commissioning of an independent feasibility study to cost US$500,000 and evaluating the Estrella Development Alternative in an effort to determine ways to improve the economics.  These activities may also include mining of a bulk sample, metallurgical testing, engineering, drilling, geotechnical studies and environmental studies as well as permitting and on-going maintenance.  Although the Company hopes to complete the feasibility by the end of March, 2004, the timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors. As a result, the Company cannot say with certainty when the feasibility study will be completed. The Company also expects to conduct US$147,000 of exploration work during 2003 on the Salamandra Property and to design a US$225,000 exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit.  The Company also plans to systematically test the entire Salamandra Property over a number of years.

The ultimate design and cost of Estrella Development Alternative and associated expenditures are subject to the results of the feasibility study and would be expected to vary to some degree from original estimates. Future development of the Salamandra Property is dependent upon, among other things, the price of gold, obtaining adequate financing, and obtaining the appropriate environmental and operating permits. It is unclear, if and when the development of the Salamandra Property will commence.

Operations

Cashflow used by operations of the Predecessor Companies for 2002, on a pro forma basis, was approximately US$2,159,473.  The Company anticipates that its general and administrative expenses will be approximately US$900,000 during 2003.  Annual leases and other obligations to maintain the Company’s properties in good standing are estimated to be US$300,000 during 2003.  The Company has no source of operating cash flow, and historically the Predecessor Companies have financed their activities through the distribution of equity capital.  The timing of such distributions was dependent on the requirements of the respective Predecessor Companies and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

Borrowings

On January 31, 2003, Alamos Minerals borrowed Cdn$5,701,000 from H. Morgan & Company, which loan is repayable in full on February 28, 2008.  Following the amalgamation of the Predecessor Companies, the loan is now an obligation of the Company.  Interest is payable on the loan at 12% per annum, and the Company has the right to prepay up to 50% of the loan on 30 days’ written notice.  The Company may also prepay any amount of the principal of the loan after January 30, 2005.

5 C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

Not applicable.

5 D.

TREND INFORMATION

The Company believes that the Amalgamation provides a greater asset base and capitalization, facilitates future financing, and reduces administrative and overhead costs, leading to a more cost effective and efficient development of the Mulatos Deposit.  The separate financial results of Alamos Minerals and National Gold may not reflect the on-going operation as a result of the Amalgamation.

See Item 5A. “Operating and Financial Review and Prospects – Operating Results” and 5B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for a further discussion of information required by this item.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6 A.

DIRECTORS AND SENIOR MANAGEMENT

The following discloses the name, age (as of April 30, 2003) and principal position of each of the directors and executive officers of the Company:

Name	Age	Position
Chester F. Millar	74	Chairman, President and Director
John A. McCluskey	43	Chief Executive Officer, Vice President and Director
Stephen R. Stine	55	Chief Operating Officer, Vice President and Director
James M. McDonald	42	Director
Richard W. Hughes	68	Director
Sharon Fleming	52	Secretary

Chester F. Millar is a Professional Engineer and served as Chairman and a Director of Alamos Minerals from 1996 to the date of formation of the Company.  He also served as President of Alamos Minerals from 1999 to the date of formation of the Company.  Mr. Millar is a pioneer of bulk heap leaching gold production and the concept of large-scale bulk mining of low-grade deposits in the Western United States.  Under his guidance, Afton Mines (1968-1973), Glamis Gold Ltd. (“Glamis”) and Eldorado Gold Corporation (“Eldorado”) grew from small producing operations to substantial mining companies.  Mr. Millar served as Chairman of Glamis from 1985 to 1998 and Chairman of Eldorado between 1992 and 1994.

John A. McCluskey, a self-employed investor relations consultant, served as a Director of Alamos Minerals from May 1996 to the date of formation of the Company.  Mr. McCluskey has a 20 year history in mining finance and management.  He has served as the President and Chief Executive Officer of Grayd Resource Corporation since 1996, as a Director of  Aurcana Corporation since July, 2002 and as Vice-President of Inca Pacific Resources Inc. from 1996 to 2002.  He has also worked with Miramar Mining Corporation and Boron Chemical International Ltd. (now Atacama Minerals Corp.).

Stephen R. Stine, an experienced mine operator, served as a Director of Alamos Minerals from February 2002 to the date of formation of the Company.  He has 31 years experience in management, engineering, development and operations with mining companies.  He was involved with the development of the following mines:  Bismark (Mexico), Cuajone (Peru), Rio Chiquito (Costa Rica) and Twin Buttes (Arizona).  He was previously the President & C.E.O. of Laguna Gold Company from 1998 to 2000; Vice-President, First Dynasty Mines, Ltd. from 1994 to 1998; and General Manager of  FMC Gold Company from 1991 to 1994.

James M. McDonald, a Professional Geologist, served as President of National Gold from December 1, 2002 to the date of formation of the Company, as Vice-President of Mineral Development of National Gold from March 2000 to November 30, 2002 and as a  Director of National Gold from February 1997 to the date of formation of the Company.  He has also held the following positions:  Director of Black Bull Resources Ltd. (“Black Bull”) from June 1997 to present; President of Black Bull from December 1997 to January 2001; Director of White Knight Resources Ltd. (“White Knight”) from May 1989 to December 2000; President of White Knight from December 1992 to January 1996; and Director of Cactus West Explorations Ltd. (now DiscFactories Corporation) from 1994 to 1996.

Richard W. Hughes, served as a Director of National Gold from March, 2000 to the date of formation of the Company.  He has over 30 years experience in the mineral exploration business, and was involved in the discovery of some of the largest Canadian gold mines, including the Golden Giant/Hemlo mine, the Sleeping Giant mines and the former Balmoral mines.  He has served as President and Director of Hastings Management Corp. since 1987 and as a  Director of the following companies:  Kalahari Resources Inc., from February 1996 to present; Klondike Gold Corp. (“Klondike”) from August 1985 to present; Sedex Mining Corp. (“Sedex”) from November 1980 to present; Abitibi Mining Corp. (“Abitibi”) from June 1983 to present; Neodym Technologies Inc. from February 1986 to present; Golden Goliath Resources Ltd. from June 1998 to present; Rio Fortuna Exploration Corp. from July 2002 to present; Radiant Resources Inc. (formerly Pacific Sapphire Company Ltd.) from August 1997 to present; Mark-Can Investments Corp from May 1988 to present; Amador Gold Corp. (formerly Parkside 2000 Resources Corp.) from December 2002 to present; and Rio Verde Industries Inc. from October 1999 to present.  He also has served as President of Klondike from August 1985 to present, Sedex from 1980 to present, and Abitibi from June 1983 to present.

Sharon Fleming has previously served as Corporate Secretary for Alamos Minerals from 1996 to 2001.  She has also served, or currently serves, as an administration officer for several public companies, including Doreal Energy Corporation, Grayd Resource Corporation, Inca Pacific Resources Inc., Buckeye Energy Corporation, Global Election Systems Inc. and Cee Bee Natural Gas Inc.  She was previously a legal assistant for a Vancouver, British Columbia based law firm.

The Company is required to have an audit committee, the members of which are John McCluskey, James McDonald and Richard Hughes.  See “Board Practices,” below.  The Company has an executive compensation committee, the members of which are Chester Miller, Richard Hughes and James McDonald.  See “Board Practices,” below.  The Company does not have an executive committee.

There are no family relationships between any of the above.  There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6 B.

COMPENSATION

Effective February 21, 2003, the Predecessor Companies amalgamated to form the Company.  Each shareholder of National Gold received one share of the Company for each 2.352 shares held and each shareholder of Alamos Minerals received one share of the Company for each two shares held.  Outstanding stock options and warrants were converted on the same basis.  The annual and long-term compensation and bonus in respect of the Chief Executive Officer (“CEO”) and for each of the Predecessor Companies’ four most highly compensated executive officers during the fiscal year ended December 31, 2002  (other than the CEO) whose total salary and bonus exceeds Cdn$100,000 (the “Named Executive Officers”), has been set out below.

Summary Compensation Table for the Year Ended December 31, 2002

Name	Salary	Bonus	Other Annual Compensation	Securities Under Options granted (#)(1)
Chester Millar(2)	Nil	Nil	Cdn$45,000(3)	1,000,000(4)(5)
John McCluskey(6)	Nil	Nil	US$87,500(3)	500,000(7)(8)
Albert Matter(9)	Cdn$144,000(10)	Cdn$25,000(11)	Nil	Nil
James M. McDonald(12)	Cdn$120,000(13)	Cdn$25,000(11)	Nil	Nil

(1)

Figures represent options granted during the fiscal year ended December 31, 2002.

(2)

Chairman and Director of Alamos Minerals from 1996 to the date of formation of the Company; President of Alamos Minerals from 1999 to the date of formation of the Company.

(3)

Consulting fees.

(4)

500,000 of these stock options were granted on June 3, 2002 with an exercise price of Cdn$0.58 and the remaining options were granted on July 22, 2002 with an exercise price of Cdn$0.50.

(5)

Effective February 21, 2003, these options were exchanged for 500,000 options of the Company on the basis of one option of the Company for each two options held.

(6)

Director of Alamos Minerals from 1996 to the date of formation of the Company.

(7)

300,000 of these stock options were granted on June 3, 2002 with an exercise price of Cdn$0.58 and the remaining options were granted on July 22, 2002 with an exercise price of Cdn$0.50.

(8)

Effective February 21, 2003, these options were exchanged for 250,000 options of the Company on the basis of one option of the Company for each two options held.

(9)

President, CEO and Director of National Gold from November, 1999 to December, 2002.

(10)

Pursuant to a service agreement, as amended, with a corporation controlled by Mr. Matter.

(11)

For past services rendered.

(12)

President of National Gold from December, 2002 to the date of formation of the Company; Vice-President of National Gold from March, 2000 to November 30, 2002.

(13)

Pursuant to a service agreement, as amended, with a corporation controlled by Mr. McDonald.

Option Grants During Year Ended December 31, 2002

The following table sets forth information concerning grants of stock options to Alamos Minerals’ directors and executive officers during the fiscal year ended December 31, 2002:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security) (2)	Expiration Date
Chester Millar	500,000(3) 500,000(4)	41%	$0.50(3) $0.58(4)	$0.63 $0.72	July 22, 2007 June 3, 2007
John McCluskey	200,000(5) 300,000(6)	10%	$0.50(5) $0.58(6)	$0.63 $0.71	July 22, 2007 June 3, 2007
Leonard Harris(7)	50,000(8) 65,000(9)	5%	$0.50(8) $0.58(9)	$0.63 $0.72	July 22, 2007 June 3, 2007
Nerio Cervantes(10)	50,000(11) 200,000(12)	10%	$0.50(11) $0.58(12)	$0.63 $0.72	July 22, 2007 June 3, 2007
Stephen Stine	50,000(13) 200,000(14)	10%	$0.50(13) $0.32(14)	$0.63 $0.43	July 22, 2007 Feb. 5, 2007

(1)

Percentage of all options granted by Alamos during the last fiscal year.

(2)

Market value of the Company’s shares on the date of grant.

(3)

Effective February 21, 2003, these options were exchanged for 250,000 options of the Company at an increased exercise price of Cdn$1.00 on the basis of one option of the Company for each two options held.

(4)

Effective February 21, 2003, these options were exchanged for 250,000 options of the Company at an increased exercise price of Cdn$1.16 on the basis of one option of the Company for each two options held.

(5)

Effective February 21, 2003, these options were exchanged for 100,000 options of the Company at an increased exercise price of Cdn$1.00 on the basis of one option of the Company for each two options held.

(6)

Effective February 21, 2003, these options were exchanged for 150,000 options of the Company at an increased exercise price of Cdn$1.16 on the basis of one option of the Company for each two options held.

(7)

Director of Alamos Minerals from April 27, 1998 to February 21, 2003.

(8)

Effective February 21, 2003, these options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn$1.00 on the basis of one option of the Company for each two options held.

(9)

Effective February 21, 2003, these options were exchanged for 32,500 options of the Company at an increased exercise price of Cdn$1.16 on the basis of one option of the Company for each two options held.

(10)

Director of Alamos Minerals from January 11, 1996 to February 21, 2003 and controller of the Company.

(11)

Effective February 21, 2003, these options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn$1.00 on the basis of one option of the Company for each two options held.

(12)

Effective February 21, 2003, these options were exchanged for 100,000 options of the Company at an increased exercise price of Cdn$1.16 on the basis of one option of the Company for each two options held.

(13)

Effective February 21, 2003, these options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn$1.00 on the basis of one option of the Company for each two options held.

(14)

Effective February 21, 2003, these options were exchanged for 100,000 options of the Company at an increased exercise price of Cdn$1.16 on the basis of one option of the Company for each two options held.

National Gold did not grant any options during the financial year ended December 31, 2002 to its directors or senior officers.  However, National Gold’s directors were reimbursed for miscellaneous out-of-pocket expenses incurred in carrying out their duties as directors and four of National Gold’s non-executive directors received US$3,000 each as directors’ fees in July, 2002

Neither of the Predecessor Companies had a material bonus or profit sharing plan pursuant to which cash or non-cash compensation was paid to the Predecessor Company’s directors or executive officers.

No funds were set aside or accrued by either of the Predecessor Companies during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6 C.

BOARD PRACTICES

Each of the Company’s directors has served in their respective capacities since their election or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.  The Company’s next annual general meeting is scheduled for June 26, 2003.  The Company’s board of directors appoints the executive officers annually following the annual general meeting to serve at the discretion of the board of directors.

There are no service contracts between a director of the Company and the Company or any subsidiary which provides for benefits upon termination of employment.

The only committees of the board of directors are the Audit Committee and the Compensation Committee.

Audit Committee:  The Audit Committee is composed of two outside directors, James McDonald and Richard Hughes, and John McCluskey, the Company’s Chief Executive Officer and Vice President.  The role of the Audit Committee is to oversee the Company’s financial reporting obligations, financial systems and disclosure and to act as a liaison between the board and the Company’s auditors.  The activities of the Audit Committee typically include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors.

Compensation Committee:  The Compensation Committee consists of a majority of outside directors.  The role of the Compensation Committee is primarily to administer the Company’s Employees’ and Directors’ Stock Option Plan and to determine the remuneration of executive officers.

6 D.

EMPLOYEES

As of March 31, 2003, the Company has three full time employees:  one full time employee in Vancouver who is the Controller for the Company, one full time employee in Toronto who is the Chief Executive Officer of the Company and one full time employee in Mexico who acts as a liaison with Mexican mining authorities and who assists with the Mexican permitting process.  The Company employs additional full-time or part-time employees or consultants over the year to assist with the ongoing exploratory work at the Salamandra Property in Mexico.  The Company is not subject to any collective bargaining agreements and believes its relationship with employees to be good.

6 E.

SHARE OWNERSHIP

The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  To the best of the Company’s knowledge, the Company is not controlled by another corporation or any foreign government.

The following table lists, as of May 7, 2003, Directors and Executive Officers who beneficially own the voting securities and the amount of the Company’s voting securities owned by the Directors and Executive Officers as a group.

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common	Chester F. Millar	326,500 common shares 675,000 options(2) 128,750 warrants (3)	0.95%
Common	John A. McCluskey	751,709 common shares 400,000 options(4) 50,000 warrants(5)	2.18%
Common	Stephen Stine	86,641 common shares 325,000 options(6)	0.25%
Common	James McDonald	398,604 common shares(7) 489,796 warrants(8)	1.16%
Common	Richard Hughes	55,981 common shares 14,881 options(9)	0.16%
Total Directors/Officers		1,619,435 common shares, 1,414,881 options and 668,546 warrants	4.70%

(1)

Common shares only.  Based on 34,456,990 common shares outstanding as of June 26, 2003.

(2)

250,000 of these options have an exercise price of Cdn$1.16 and an expiration date of June 3, 2007; 250,000 of these options have an exercise price of Cdn$1.00 and an expiration date of July 22, 2007; and 175,000 of these options have an exercise price of Cdn$0.76 and an expiration date of January 30, 2008.

(3)

These warrants have an exercise price of Cdn$0.90 and an expiration date of July 22, 2003.

(4)

150,000 of these options have an exercise price of Cdn$1.16 and an expiration date of June 3, 2007; 100,000 of these options have an exercise price of Cdn$1.00 and an expiration date of July 22, 2007; and 150,000 of these options have an exercise price of Cdn$0.76 and an expiration date of January 30, 2008.

(5)

These warrants have an exercise price of Cdn$0.90 and an expiration date of July 22, 2003.

(6)

100,000 of these options have an exercise price of Cdn$0.64 and an expiration date of February 5, 2007; 25,000 of these options have an exercise price of Cdn$1.00 and an expiration date of July 22, 2007; and 200,000 of these options have an exercise price of Cdn$0.76 and an expiration date of January 30, 2008.

(7)

226,653 of these shares are held by Makwa Exploration Ltd. (“Makwa”), a corporation controlled by James McDonald.  Makwa also holds 196,526 share purchase warrants.

(8)

52,083 of these warrants have an exercise price of Cdn$0.8232 and an expiration date of November 1, 2003; 171,981 of these warrants have an exercise price of Cdn$0.8232 and an expiration date of September 21, 2003; 180,698 of these warrants have an exercise price of Cdn$0.9408 and an expiration date of September 5, 2004; and 85,034 of these warrants have an exercise price of Cdn$1.29 and an expiration date of September 5, 2004.

(9)

These options have an exercise price of Cdn$0.71 and an expiration date of February 18, 2007.

Stock Option Plans

The Board of Directors of the Company have approved a stock option plan (the “Plan”) based on the requirements provided in TSXV policy for an issuer listed on Tier 1 of the TSXV.  The Plan was conditionally approved by the TSXV on May 15, 2003 and in relation to certain provisions of the Plan, was approved by the shareholders of the Company at its general meeting held on June 26, 2003.  The Plan reserves a maximum of 20% of the issued shares of the Company as at the date shareholder approval was received.  The material aspects of the Plan are as follows:

*

the Plan limits the number of options to be granted to insiders as a group to 10% of the outstanding share capital on the date of the grant;

*

the Plan limits the number of options granted to any one individual during a one year period to 5% to the outstanding share capital on the date of the grant;

*

the Plan limits the exercise period of any option grant to 10 years from the date of grant, or such lesser period as determined by the Compensation Committee; and

*

the Plan allows for amendments to stock options held by insiders subject to receipt of disinterested shareholder and regulatory approval of such amendments.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7 A.

MAJOR SHAREHOLDERS

To the best of the knowledge of the directors of the Company, there are no persons or companies who beneficially own, directly or indirectly, shares carrying 5% or more of the Company’s voting rights attached to all outstanding shares of the Company as at June 26, 2003, except as follows:

5% or Greater Shareholders
Title of Class	Title of Class	Number of Shares Owned	Percent of Class
Common Shares	Prudent Bear Fund	1,933,334	5.61%

On July 11, 2002, July 19, 2002 and July 22, 2002, the Prudent Bear Fund acquired 1,333,334 common shares, 700,000 common shares and 500,000 common shares, respectively, of Alamos Minerals.  Since July, 2002, the Prudent Bear Fund has purchased an additional 3,266,668 common shares of either Alamos Minerals or the Company and sold 3,866,668 common shares of either Alamos Minerals or the Company.

The voting rights of all shareholders are the same.  The Company’s major shareholders do not have different voting rights than other shareholders.

As of June 26, 2003, Pacific Corporate Trust Company reported that there were 34,456,990 common shares issued and outstanding.  Of these common shares issued, 6,966,586 common shares were issued to United States residents (36 holders of record).  A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

To the best of the directors’ knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.  There are no arrangements known, the operation of which may at a subsequent date result in a change of control of the Company.

7 B.

RELATED PARTY TRANSACTIONS

None of the directors, senior officers or principal shareholders of the Company and the Predecessor Companies, nor any associates or affiliates of the Company and the Predecessor Companies, have any material interest, direct or indirect in any transactions in which the Company or the Predecessor Companies have participated during the period commencing January 1, 2002 and ending on the date hereof which transactions were material to the Company, the Predecessor Companies or any of their subsidiaries, except as stated elsewhere in this report or as indicated below.  See Item 6B above.  None of the directors, senior officers or principal shareholders of the Company and the Predecessor Companies, or any associates or affiliates of the Company and the Predecessor Companies, were involved in any transaction with the Company, the Predecessor Companies or any of their subsidiaries, that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets.

Alamos Minerals Ltd. (Alamos Minerals)

Directors of Alamos Minerals were paid an aggregate of US$172,138 during Fiscal 2002 for management, investor relations, accounting and administrative services.  These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

On July 9, 2002, John McCluskey, then a director and officer of Alamos Minerals, and his wife subscribed by way of private placement for a total of 666,666 units of Alamos Minerals at a price of Cdn$0.15 per unit, with each unit consisting of one common share of Alamos Minerals and one non-transferable share purchase warrant.  Each warrant entitled the holder thereof to purchase an additional common share of Alamos Minerals at a price of Cdn$0.20 per share for a period of nine months.  Mr. McCluskey disclosed his interest in the transaction to Alamos Minerals’ board of directors and abstained from voting on his interest in the transaction.  The TSXV and the non-interested directors of Alamos Minerals approved the terms of the private placement.

On July 22, 2002, John McCluskey and Chester Millar, then both directors and officers of Alamos Minerals, subscribed by way of private placement for 100,000 units of Alamos Minerals and 257,500 units of Alamos Minerals, respectively, at a price of Cdn$0.40 per unit, with each unit consisting of one common share of Alamos Minerals and one non-transferable share purchase warrant.  Each warrant entitled the holder thereof to purchase an additional common share of Alamos Minerals at a price of Cdn$0.45 per share for a period of one year.  Messrs. McCluskey and Millar disclosed their respective interests in the transaction to Alamos Minerals’ board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of Alamos Minerals approved the terms of the private placement.

National Gold Corporation (National Gold)

During Fiscal 2002, related parties of National Gold were paid an aggregate of Cdn$453,146 for wages and the reimbursement of deferred costs and administrative costs.  These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

On April 16, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 682,000 units of National Gold at a price of Cdn$0.30 per unit, with each unit consisting of one common share of National Gold and one non-transferable share purchase warrant with two-year term.

Name of Related Party	No. of Units
Bruno Barde	80,000
Richard Hughes	47,000
Makwa Exploration Ltd. (1)	255,000
Albert Matter	300,000
Total:	682,000

(1)

Makwa Exploration Ltd. is a company controlled by Jim McDonald, then a director and officer of National Gold.

Each warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn$0.40 per share during the first year and Cdn$0.60 per share during the second year.  The interested directors disclosed their respective interests in the transaction to National Gold’s board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On April 16, 2002, the following related parties of National Gold also subscribed by way of another private placement for a total of 1,288,000 units of National Gold at a price of Cdn$0.30 per unit, with each unit consisting of one common share of National Gold and one non-transferable share purchase warrant with two-year term.

Name of Related Party	No. of Units
Carol Barde (1)	100,000
Richard Hughes	53,000
Tony Ker	310,000
Yasmin Ker (2)	100,000
Albert Matter	300,000
James McDonald	175,000
Susan McDonald (3)	250,000
Total:	1,288,000

(1)

Carol Barde is the wife of Bruno Barde, then a director of National Gold.

(2)

Yasmin Ker is the wife of Tony Ker, then a director of National Gold.

(3)

Susan McDonald is the wife of Jim McDonald, then an officer and director of National Gold.

Each warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn$0.40 per share during the term of the warrant.  The interested directors disclosed their respective interests in the transaction to National Gold’s board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On April 29, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 284,000 units of National Gold at a price of Cdn$0.19 per unit, with each unit consisting of one common share of National Gold and one half of a non-transferable share purchase warrant with two-year term.

Name of Related Party	No. of Units
Bruno Barde	34,000
Richard Hughes	100,000
Susan McDonald (1)	50,000
Dmitry Tymkiw	100,000
Total:	284,000

(1)

Susan McDonald is the wife of Jim McDonald, then an officer and director of National Gold.

Each whole warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn$0.25 per share during the first year and Cdn$0.35 per share during the second year.  The interested directors disclosed their respective interests in the transaction to National Gold’s board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On June 21, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 90,000 units of National Gold at a price of Cdn$0.45 per unit, with each unit consisting of one common share of National Gold and one non-transferable share purchase warrant with one-year term.

Name of Related Party	No. of Units
Bruno Barde	10,000
Richard Hughes	40,000
Robert Gardner	40,000
Total:	90,000

Every two warrants entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn$0.55 per share during the term of the warrants.  The interested directors disclosed their respective interests in the transaction to National Gold’s board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On September 5, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 538,501 units of National Gold and 18,500 flow-through units of National Gold, both at a price of Cdn$0.45 per unit.

Name of Related Party	No. of Units	No. of Flow-Through Units
Bruno Barde	6,000	6,000
Allan Gordon (1)	120,000
Makwa Exploration Ltd. (2)	200,000
Albert Matter	200,000
Tony Ker	12,501	12,500
Total:	538,501	18,500

(1)

Mr. Gordon paid US$20,573 of the subscription price, and the balance was loaned to him by National Gold. National Gold deducted US$2,500 from Mr. Gordon’s salary during a period of three months, leaving the remaining outstanding balance of Cdn$25,927.  The remaining outstanding balance was due December 31, 2002 and was paid in full in January 2003.

(2)

Makwa Exploration Ltd. is a company controlled by Jim McDonald, then a director and officer of National Gold.

Each unit consisted of one common share of National Gold and one non-transferable share purchase warrant with two-year term, and each flow-through unit consisted of one flow-through common share of National Gold and one half of a non-transferable flow-through share purchase warrant with two-year term.  Under Canadian tax legislation, a holder of flow-through common shares is entitled to receive from the issuer of the flow-through common shares a renouncement of certain Canadian exploration expenses incurred by the issuer, which exploration expenses the holder may deduct from the holder’s income for the purpose of calculating the holder’s income tax.  Each warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn$0.55 per share during the first year and Cdn$0.65 per share during the second year.  Each whole flow-through warrant entitled the holder thereof to purchase an additional flow-through common share of National Gold at a price of Cdn$0.55 per share during the first year and Cdn$0.65 per share during the second year. The interested directors disclosed their respective interests in the transaction to National Gold’s board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  As stated above, management believes the transactions referenced above were on terms at least as favourable to the Company as the Company could have obtained from unaffiliated parties.

Except as set out in the table below, during the period commencing on January 1, 2002 and ending on the date hereof, there have been no outstanding loans or guarantees made by the Company or the Predecessor Companies to or for the benefit of any of the directors or senior officers of the Company the Predecessor Companies or any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, the Predecessor Companies nor any associate or affiliate of any of the foregoing persons, or any other persons.

National Gold Corporation (National Gold)

Name and Position	Largest Amount Outstanding to National Gold during Fiscal 2002	Amount Outstanding as of May 1, 2003
Matfam Holdings Inc.	Cdn$68,730.50	Nil
Makwa Exploration Ltd.	Cdn$50,000.00	Nil
Allen Gordon, Former Vice President, Engineering	Cdn$33,427.00	Nil
Jorge Villasenor	Cdn$30,000.00	Nil

Matfam Holdings Inc. is a company controlled by Albert Matter, a former director of National Gold.  The amount constitutes prepaid consulting services.  All indebtedness was repaid by December 2002.

Makwa Exploration Ltd. is a company controlled by James McDonald, a former director and President of National Gold and a director of the Company.  This amount constitutes prepaid consulting services.  The indebtedness was repaid in full as of December, 2002.

Mr. Gordon subscribed for 120,000 units of National Gold at a price of US$0.45 per unit for a total price of Cdn$54,000.  Mr. Gordon paid US$20,573 of the subscription price, and the balance was loaned to him by National Gold. National Gold deducted US$2,500 from Mr. Gordon’s salary during a period of three months, leaving the remaining outstanding balance of US$25,927.  The remaining outstanding balance was due December 31, 2002 and was paid in full during January 2003.

National Gold loaned to Mr. Villasenor Cdn$30,000 to purchase 100,000 National Gold shares at a price of Cdn$0.30 per share.  The loan was to be repaid by deducting Cdn$2,500 per month from Mr. Villasenor’s consulting fee of Cdn$10,000 per month.  Mr. Villasenor has repaid the loan in full during the first quarter of 2003.

7 C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

8 A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements as required under this Item 8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

8 B.

SIGNIFICANT CHANGES

There have been no significant changes of financial condition since the most recent interim financial statements dated March 31, 2003.

ITEM 9.

THE OFFER AND LISTING

9 A.

OFFER AND LISTING DETAILS

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The price range of the Common shares of the Company and the Common shares of Alamos Minerals on Tier 1 of the TSXV during the periods indicated below were as follows:

TSX Venture Exchange
Common Share Trading Activity

Period	- Sales - Canadian Dollars
	High	Low
Fiscal Year Ended 12/31/2002	$0.92	$0.25
Fiscal Year Ended 12/31/2001	$0.38	$0.05
Fiscal Year Ended 12/31/2000	$0.21	$0.06
Fiscal Year Ended 12/31/1999	$0.40	$0.00
Fiscal Year Ended 12/31/1998	$0.85	$0.22
Quarter Ended 3/31/2003	$0.59(1)/$1.40(2)	$0.28(1)/$0.96(2)
Quarter Ended 12/31/2002	$0.50	$0.28
Quarter Ended 09/30/2002	$0.82	$0.40
Quarter Ended 06/30/2002	$0.92	$0.36
Quarter Ended 03/31/2002	$0.49	$0.25
Quarter Ended 12/31/2001	$0.38	$0.25
Quarter Ended 09/30/2001	$0.07	$0.05
Quarter Ended 06/30/2001	$0.10	$0.06
Quarter Ended 03/31/2001	$0.08	$0.06
Month Ended 05/31/2003	$1.19	$1.04
Month Ended 04/30/2003	$1.30	$1.00
Month Ended 03/31/2003	$1.40	$1.10
Month Ended 02/28/2003	$0.56(3)/$1.18(4)	$0.47(3)/$0.96(4)
Month Ended 01/31/2003	$0.59	$0.39

(1) For the period between January 1, 2003 and February 20, 2003, inclusive, in respect of Alamos Minerals’ common shares.

(2) For the period between February 21, 2003 and March 31, 2003, inclusive, in respect of the Company’s common shares.

(3) For the period between February 1, 2003 and February 20, 2003, inclusive, in respect of Alamos Minerals’ common shares.

(4) For the period between February 21, 2003 and February 28, 2003, inclusive, in respect of the Company’s common shares.

The closing price of the Common Shares on June 24, 2003 was $1.12 on the TSXV.  There is no public market for the Company’s Common Shares in the United States.

9 B.

PLAN OF DISTRIBUTION

Not applicable.

9 C.

MARKETS

The Company’s post-amalgamation shares were called for trading as “AGI” on Tier 1 of the TSXV on February 21, 2003.  Prior to February 21, 2003, Alamos Minerals’ shares traded as “AAS” on the TSXV and National Gold’s shares traded as “NGT” on the TSXV.

9 D.

SELLING SHAREHOLDERS

Not applicable.

9 E.

DILUTION

Not applicable.

9 F.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

10 A.

SHARE CAPITAL

Not applicable.

10 B.

MEMORANDUM AND ARTICLES

The Company was formed on February 21, 2003 (Certificate of Amalgamation #664416) upon the amalgamation of Alamos Minerals and National Gold under the Company Act, by the filing of its Memorandum and Articles with the Registrar of Companies on February 21, 2003.  The Company’s objects and purposes are unrestricted.

Directors have unlimited power to borrow funds for the general good of the Company.  There is no mandatory retirement age nor must directors own any common stock in the Company to be eligible to be a director.  Directors are entitled to set their own compensation by passing an ordinary resolution establishing the same.  Directors may not vote on any matter in which they are materially interested.  There must be a majority of directors who are ordinarily resident in Canada.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act.  Unless the Company Act or the Company’s Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders’ meeting.

The Company’s Articles and the Company Act contain provisions which require a “special resolution” for effecting certain corporate actions.  Such a “special resolution” requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principal corporate actions that require a “special resolution” include:

a) Transferring the Company’s jurisdiction from British Columbia to another jurisdiction;

b) Giving financial assistance under certain circumstances;

c) Certain conflicts of interest by Directors;

d) Disposing of all/substantially all of Company’s undertakings;

e) Removing Director before expiration of his term of office;

f) Certain alterations of share capital;

g) Changing the Company name;

h) Altering any restrictions on the Company’s business; and

i) Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.1 and to the Company Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Any person who beneficially owns, directly or indirectly, or exercises control and direction over, at least 10% of the Company’s issued and outstanding common shares must disclose their holdings of the Company’s common shares  to the British Columbia Securities Commission and the TSXV.

10 C.

MATERIAL CONTRACTS

Set forth is a list of each material contract, other than the contracts entered into in the ordinary course of the Company’s business, to which the Company or its affiliates are parties entered into during the past two years.  Each such contract is further described in the section cross referenced below.

DESCRIPTION OF CONTRACT	SECTION IN WHICH CONTRACT IS DESCRIBED
1. Asset Purchase Agreement dated December 21, 2002 among Minera San Augusto, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	4B. Business Overview – National Gold Corporation – Operations and Activities, 2000 - 2003
2. Amendment to Asset Purchase Agreement dated March 23, 2001 among Minera San Augusto, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A de C.V.) and National Gold	As above
3. Second Amendment Agreement dated August 21, 2001 among Minas de Oro Nacional (then known as O.N.C. de Mexico S.A de C.V.), Tenedoramex, Kennecott, National Gold and Albert Matter	As above
4. Secured Debenture dated as of January 1, 2001, due December 31, 2004 executed by Minas de Oro Nacional (then known as O.N.C. de Mexico S.A de C.V.) and in favour of Tenedoramex	As above
5. Secured Debenture dated as of January 1, 2001, due December 31, 2004 executed by Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and in favour of Kennecott	As above
6. Royalty for Technical Expertise Agreement executed March 23, 2001 among Tenedoramex, Kennecott and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)	As above

7.

Amended and Restated Assignment and Assumption Agreement effective March 23, 2001 among Minera San Augusto, Kennecott, Tenedoramex, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold

As above

8.

Amended and Restated Option and Joint Venture Agreement dated October 17, 2001 among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)

As above
9. Letter Agreement dated October 17, 2002 among National Gold, Alamos Minerals, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and Bienvenidos	As above
10. Convertible Note dated October 17, 2002 issued by National Gold in favour of Alamos Minerals	As above
11. Letter Agreement dated October 23, 2002 between Alamos Minerals and National Gold in respect of the merger of Alamos Minerals and National Gold	As above
12. Amalgamation Agreement dated December 16, 2002 between Alamos Minerals and National Gold	As above
13. Loan Agreement dated January 30, 2003 among Alamos Minerals, H. Morgan & Company and National Gold	4B. Business Overview – Alamos Minerals Ltd. – Operations and Activities, 2000 - 2003
14. Guarantee dated January 30, 2003 executed by National Gold in favour of H. Morgan & Company	4B. Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2003
15. General Security Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4B. Business Overview – Alamos Minerals Ltd. – Operations and Activities, 2000 – 2003
16. General Security Agreement dated January 30, 2003 between National Gold and H. Morgan & Company	4B. Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2003
17. Share Pledge Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4B. Business Overview – Alamos Minerals Ltd. – Operations and Activities, 2000 – 2003
18. Share Pledge Agreement dated January 30, 2003 between National Gold and H. Morgan & Company	4B. Business Overview – National Gold Corporation – Operations and Activities, 2000 - 2003

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the “IC Act”) governs acquisitions of Canadian business by a non-Canadian person or entity.  The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of “control” in certain Canadian businesses in the following circumstances:

1.

If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement (“NAFTA”) and/or the World Trade Organization (“WTO”) (“NAFTA or WTO National”), any direct acquisition having an asset value exceeding US$179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2.

If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding US$5,000,000 and any indirect acquisition having an asset value exceeding US$50,000,000 is reviewable.

3.

If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10 E.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each shareholder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Federal Income Tax Consequences

The summary below pertains to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000 and before October 18, 2000 and one half after October 18, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation—Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a  citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company.  (See more detailed discussion at “Disposition of Common Shares of the Company” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding  the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  If the common shares of the Company are held for more than five years, a lower long-term capital gains tax rate may apply.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC.  However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that each of Alamos Minerals and National Gold qualified as a PFIC for the fiscal year ended December 31, 2002, and may have qualified as a PFIC in prior years, and the Company may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund (“QEF”).

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC.  Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company.  Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

10 F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

10 G.

STATEMENT BY EXPERTS

Not applicable

10 H.

DOCUMENTS ON DISPLAY

The Company is required to file financial statements and other information with the Securities Commission in the Provinces of British Columbia, Alberta and Ontario, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com.

Copies of any documents referred to in this Annual Report and filed with the SEC may be inspected at the head office of the Company during normal business hours by giving 48 hours notice to the Corporate Secretary at the following address:

Alamos Gold Inc.

Suite 1400, 400 Burrard Street

Vancouver, British Columbia V7X 1A6

Canada

10 I.

SUBSIDIARY INFORMATION

Not required.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not enter into any hedging transactions or hold any derivative instruments

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITYHOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

As of a date within 90 days prior to the date of this report (the “Evaluation Date”), the Company conducted an evaluation (under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Since the Evaluation Date, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls, nor have there been any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable for the period covered by this annual report.

ITEM 16B.  CODE OF ETHICS

Not applicable for the period covered by this annual report.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company’s financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in a footnote to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of De Visser Gray, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

ITEM 18,   FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to instructions of Item 17 of Form 20-F.

ITEM 19.

EXHIBITS

(A)

Financial Statements

Alamos Gold Inc. Financial Statements

Auditor’s Report dated May 14, 2003

Consolidated Balance Sheets as at March 31, 2003 (unaudited) and December 31, 2002 and 2001 (audited)

Consolidated Statements of Operations and Deficit for the three months ended March 31, 2003 and 2002 (unaudited) and for the years ended December 31, 2002, 2001 and 2000 (audited)

Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and 2002 (unaudited) and for the years ended December 31, 2002, 2001 and 2000 (audited)

Consolidated Statements of Deferred Costs for the three months ended March 31, 2003 (unaudited) and for the years ended December 31, 2002, 2001 and 2000 (audited)

Notes to the Financial Statements

National Gold Corporation Financial Statements

Auditor’s Report dated May 1, 2003

Consolidated Balance Sheets as at December 31, 2002 and 2001

Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000

Consolidated Statement of Cash Flows for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Deferred Costs for the years ended December 31, 2002, 2001 and 2000

Notes to the Financial Statements

Alamos Gold Inc. Pro-Forma Consolidated Financial Statements

Compilation Report dated June 27, 2003

Pro-Forma Consolidated Balance Sheet as at December 31, 2002

Pro-Forma Consolidated Statements of Operations and Deficit for the year ended December 31, 2002

Notes to the Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (CONT.)

(B)

Index to Exhibits:

Exhibit Number
1. Certificate of Amalgamation	1.1
Memorandum and Articles	See Schedules A and B of Exhibit 4.11
2. Instruments defining the rights of holders of the securities being registered – N/A
3. Voting Trust Agreements – N/A
4. Material Contracts –
Asset Purchase Agreement dated December 21, 2002 among Minera San Augusto, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	4.1
Amendment to Asset Purchase Agreement dated March 23, 2001 among Minera San Augusto, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	4.2
Second Amendment Agreement dated August 21, 2001 among Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.), Tenedoramex, Kennecott, National Gold and Albert Matter	4.3
Secured Debenture dated as of January 1, 2001, due December 31, 2004 executed by Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and in favour of Tenedoramex	4.4
Secured Debenture dated as of January 1, 2001, due December 31, 2004 executed by Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and in favour of Kennecott	4.5
Royalty for Technical Expertise Agreement executed March 23, 2001 among Tenedoramex, Kennecott and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)	4.6
Amended and Restated Assignment and Assumption Agreement effective March 23, 2001 among Minera San Augusto, Kennecott, Tenedoramex, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	4.7
Amended and Restated Option and Joint Venture Agreement dated October 17, 2001 among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)	4.8
Letter Agreement dated October 17, 2002 among National Gold, Alamos Minerals, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and Bienvenidos	4.9
Convertible Note dated October 17, 2002 issued by National Gold in favour of Alamos Minerals	See Schedule B in Exhibit 4.9
Letter Agreement dated October 23, 2002 between Alamos Minerals and National Gold in respect of the merger of Alamos Minerals and National Gold	4.10
Amalgamation Agreement dated December 16, 2002 between Alamos Minerals and National Gold	4.11
Loan Agreement dated January 30, 2003 among Alamos Minerals, H. Morgan & Company and National Gold	4.12
Guarantee dated January 30, 2003 executed by National Gold in favour of H. Morgan & Company	4.13
General Security Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4.14
General Security Agreement dated January 30, 2003 between National Gold and H. Morgan & Company	4.15
Share Pledge Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4.16
Share Pledge Agreement dated January 30, 2003 between National Gold and H. Morgan & Company	4.17
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of subsidiaries	8.1
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Notice required by Rule 104 of Regulation BTR – N/A
11. Code of Ethics – N/A
12. Other documents Notice of Annual General Meeting dated May 20, 2002	Incorporated by reference(1)
Information Circular dated May 20, 2003	Incorporated by reference(1)
Instrument of Proxy	Incorporated by reference(1)
Consent of Independent Auditors	12.4
Consent of Behre Dolbear & Company Ltd.	12.5
Consent of Pincock, Allen & Holt	12.6
99.1 Certification of ceo pursuant to 18 u.s.c. §1350, as adopted pursuant to section 906 of the sarbanes-oxley act of 2002	99.1
99.2 Certification of cfo pursuant to 18 u.s.c. §1350, as adopted pursuant to section 906 of the sarbanes-oxley act of 2002	99.2

(1)

As filed with Form 6K dated June 12, 2003.

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Financial Statements

March 31, 2003

March 31, 2002

(unaudited)

and

December 31, 2002

December 31, 2001

December 31, 2000

(audited)

(Stated in U.S. Dollars)

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Alamos Gold Inc. (formerly Alamos Minerals Ltd.)

We have audited the consolidated balance sheets of Alamos Gold Inc. (formerly Alamos Minerals Ltd.) as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, cash flows and deferred costs for each of the years in the three year period ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 14 , 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated May 14, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Auditor’s report when these are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 14, 2003

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Balance Sheets

(Stated in U.S. Dollars)

	March 31,	December 31,
	2003	2002	2001
	(unaudited) $	(audited) $	(audited) $
A S S E T S
Current Assets
Cash and cash equivalents	1,215,152	487,289	287,970
Amounts receivable	88,657	39,033	22,087
Advances and prepaid expenses	36,411	12,822	19,496
Due from related party (note 6)	-	450,522	-
	1,340,220	989,666	329,553

Long-term investments (note 5)	3,169	3,169	9,007
Capital assets (note 3)	141,210	72,369	78,743
Deferred costs (statement, note 4)	15,832,757	4,956,412	1,496,971
	17,317,356	6,021,616	1,914,274

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	209,690	123,393	27,015
Due to related parties	5,589	-	-
	215,279	123,393	27,015

Note payable (note 11)	3,750,000	1,769,565	-
Liability to issue shares (note 9(d))	45,205	-	564,279
	4,010,484	1,892,958	591,294

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 9(a))	20,878,466	11,583,910	8,338,027
Deficit	(7,571,594)	(7,455,252)	(7,015,047)
	13,306,872	4,128,658	1,322,980
	17,317,356	6,021,616	1,914,274

Approved by the Board of Directors:
/s/ Chester F. Millar	/s/ Jim McDonald
Chester F. Millar	Jim McDonald

See accompanying notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Operations and Deficit

(Stated in U.S. Dollars)

	For the three months ended March 31,		For the years ended December 31,
	2003 (unaudited) $	2002 (unaudited) $	2002 (audited) $	2001 (audited) $	2000 (audited) $
Revenue
Gold sales (note 4(c))	-	-	-	146,474	69,504

Expenses
Amortization	2,282	5,769	25,449	31,954	43,728
Management Fees	27,250	54,516	129,828	4,846	-
Foreign exchange (gain) loss	(138,987)	(14,546)	(15,496)	12,072	(8,989)
Legal, audit and accounting	90,573	13,762	196,840	83,343	79,009
Office and administration	106,993	10,874	42,254	29,759	39,976
Property investigation	-	-	6,753	338,941	-
Shareholder communications	9,328	1,180	26,667	6,933	4,522
Travel and accommodation	8,992	-	13,105	798	6,426
Trust and filing	11,845	1,250	13,130	5,360	4,531
Loss on sale of investments	-	-	-	13,502	-
Write-down of investments	-	-	5,838	-	73,330
Write-off of deferred costs	-	-	-	-	3,553,028
Write-off of capital assets	-	-	-	-	4,452
Interest income	(1,934)	(422)	(4,163)	(13,734)	(44,299)
	116,342	72,383	440,205	513,774	3,755,714

Loss for the period/year	(116,342)	(72,383)	(440,205)	(367,300)	(3,686,210)
Deficit, beginning of period/year	(7,455,252)	(7,015,047)	(7,015,047)	(6,647,747)	(2,961,537)
Deficit, end of period/year	(7,571,594)	(7,087,430)	(7,455,252)	(7,015,047)	(6,647,747)

Loss per share (note 8)	$ (0.00)	$ (0.01)	$ (0.04)	$ (0.05)	$ (0.50)
Weighted average number of shares outstanding	24,978,588	7,439,015	10,336,231	7,439,015	7,439,015

See accompanying notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars)

	For the three months ended March 31,		For the years ended December 31,
	2003 (unaudited) $	2002 (unaudited) $	2002 (audited) $	2001 (audited) $	2000 (audited) $
Cash Provided by (Used for):
Operating Activities
Net loss for the period/year	(116,342)	(72,383)	(440,205)	(367,300)	(3,686,210)
Adjustments for items not involving cash:
Amortization	2,282	5,769	25,449	31,954	43,728
Loss on sale of investment	-	-	-	13,502	-
Write-down of long term investments	-	-	5,838	-	73,330
Write-off of deferred costs	-	-	-	-	3,553,028
Write-off of capital assets	-	-	-	-	4,452
	(114,060)	(66,614)	(408,918)	(321,844)	(11,672)
Changes in non-cash working capital components:
Amounts receivable	7,276	(11,790)	(16,946)	(13,124)	1,468
Advances and prepaid expenses	(23,590)	6,297	6,674	(3,174)	(4,201)
Accounts payable and accrued liabilities	(92,620)	(12,844)	96,378	(15,057)	10,811
	(222,994)	(84,951)	(322,812)	(353,199)	(3,594)
Investing Activities
Advances to related party	-	-	(450,522)	-	-
Deferred costs	(2,439,577)	(238,150)	(1,689,876)	(496,971)	(504,395)
Purchase of capital assets	(5,374)	-	(19,075)	(6,539)	(6,057)
	(2,444,951)	(238,150)	(2,159,473)	(503,510)	(510,452)
Financing Activities
Proceeds from long term debt	3,750,000	-	-	-	-
Liability to issue shares	-	-	-	564,279	-
Proceeds from the issue of common shares	1,294,556	184,662	2,681,604	-	-
Proceeds from sale of investments		-	-	13,168	-
Payment of note payable*	(1,769,565)	-	-	-	-
	3,274,991	184,662	2,681,604	577,447	-

Cash acquired from amalgamation with National Gold	120,817	-	-	-	-

Net increase (decrease) in cash and cash equivalents	727,863	(138,439)	199,319	(279,262)	(514,046)
Cash and cash equivalents - beginning of period/year	487,289	287,970	287,970	567,232	1,081,278
Cash and cash equivalents - end of period/year	1,215,152	149,531	487,289	287,970	567,232

Supplementary Information

*   Of the note payable of U.S.$3,539,130 (CDN$5,583,333) for the acquisition of the Salamandra project, $1,769,565

      was paid by National Gold prior to the amalgamation.   Refer to Note 9 for non-cash investing and financing activities.

Shares issued as a finder’s fee: 2002 - 471,617 shares at $84,099

See accompanying notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Deferred Costs

(Stated in U.S. Dollars)

	December 31, 2000	Expenditures 2001	December 31, 2001	Expenditures 2002	December 31, 2002	Expenditures 2003	March 31, 2003
	(audited) $	(audited) $	(audited) $	(audited) $	(audited) $	(unaudited) $	(unaudited) $
MEXICO
Salamandra Project
Acquisition	-	414,592	414,592	2,713,516	3,128,108	(*)10,717,681	13,845,789
Exploration
Mine administration	-	-	-	61,205	61,205	9,770	70,975
Analytical	-	-	-	15,943	15,943	2,545	18,488
Field work & supplies	-	32,701	32,701	520,556	553,257	84,252	637,509
Geological	-	27,144	27,144	105,999	133,143	46,222	179,365
Claims maintenance	-	15,907	15,907	4,415	20,322	3,244	23,566
Travel & accommodation	-	4,667	4,667	35,476	40,143	10,467	50,610
	-	495,011	495,011	3,457,110	3,952,121	10,874,181	14,826,302
La Fortuna Property
Acquisition	295,300	-	295,300	-	295,300	-	295,300
Exploration
Analytical	28,714	-	28,714	-	28,714	-	28,714
Field work & supplies	347,776	-	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336	-	226,336
Claims maintenance	66,678	1,960	68,638	2,331	70,969	2,164	73,133
Travel & accommodation	35,196	-	35,196	-	35,196	-	35,196
	1,000,000	1,960	1,001,960	2,331	1,004,291	2,164	1,006,455

Total	1,000,000	496,971	1,496,971	3,459,441	4,956,412	10,876,345	15,832,757
* refer to note 10.

See accompanying notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company’s activity is the acquisition and exploration of property interests that are considered sites of potential economic mineralization.  At December 31, 2002, the Company’s principal property interest is the Salamandra Project in Mexico.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing.  The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.  Accordingly, the Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company acquired and amalgamated with National Gold corporation (“National”) on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held.  The acquisition for as a purchase amalgamated company.

Refer to note 10.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Mineral Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These mineral property costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values.

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.  Leasehold improvements are amortized on a straight-line basis over 10 years.

Translation of Foreign Currency

The United States dollar is the functional currency of all of the Company’s active operations which are classified as integrated for foreign currency translation purposes.  Under this method translation gains or losses are included in the determination of net income.

Income Taxes

The Company accounts for future tax assets and liabilities for tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases.  Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

Financial Instruments and Financial Risk

The Company’s financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date of the agreement to issue the shares was entered into a determined by the Board of Directors of the Company, based on the trading  price of the shares on the TSX Venture Exchange.

The proceeds from shares issued under flow-through share financing agreements are credited to share capital and the tax benefits of these explorations expenditures are transferred to the purchaser of the shares.

Costs incurred to issue shares are deducted from share capital.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation Plan

The Company has a stock-based compensation plan as described in note 9(e).  Effective January 1, 2002 the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted.  Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

Long-Term Investments

Long-term investments are carried at cost as they are considered to be non-current assets that the Company intends to hold for a period of greater than one year.  If there is a loss in value that is other than temporary, defined as existing over two consecutive year ends, these investments are written-down to their estimated market values.

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and balances with banks as well as highly liquid short-term investments.  The Company considers all highly liquid short-term investments with terms to maturity of less than three months to be cash equivalents.

3.

CAPITAL ASSETS

	March 31, 2003 (unaudited)
	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	537,401	418,253	119,148
Office equipment	31,837	19,683	12,154
Computer equipment	17,140	7,232	9,908
	586,378	445,168	141,210

	December 31,
	2002			2001
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	470,468	405,158	65,310	451,214	381,295	69,919
Office equipment	23,195	17,962	5,233	23,195	16,653	6,542
Computer equipment	6,817	4,991	1,826	6,817	4,535	2,282
	500,480	428,111	72,369	481,226	402,483	78,743

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

4.

MINERAL PROPERTY COSTS

The Company’s properties are located in Canada and Mexico and its interest in these properties is maintained under agreements with the titleholders.  The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the properties.

a)

State of Sonora, Mexico

Salamandra Project

National Gold Corporation (“National”) acquired a 100% interest in this project, which comprises approximately 15,000 hectares, in consideration for the payment of Cdn$11,154,011 in acquisition costs and assigned expenses, payable as follows: the payment of $250,000 (paid), the assumption of non-interest bearing promissory notes aggregating $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008 (paid), the assumption of a non-interest bearing debenture for $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce for nine months or December 31, 2010 (reduced to $5,583,333 (paid subsequently), and the assumption and payment of U.S. $420,000 in liabilities (paid).

The property is subject to a sliding scale net smelter royalty (“NSR”) on the first 2,000,000 ounces of production.  The royalty commences at 1.0% NSR when the price of gold is less than U.S.$300 per ounce rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce.  Sliding scale minimum quarterly payments of $25,500 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to $150,000 per quarter if the price of gold exceeds U.S.$375 per ounce.

During the year, the Company entered into an agreement with National whereby the Company earned a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures, the payment of 50% of all the obligation due by National under the National’s original Assets Purchase Agreement and to pay to National $2,000,000 within 48 months of the Company becoming the Register Operator of the properties in

During the year, the Company entered into an agreement with National whereby the Company earned a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures, the payment of 50% of all the obligation due by National under the National’s original Assets Purchase Agreement and to pay to National $2,000,000 within 48 months of the Company becoming the Register Operator of the properties in Mexico.

b)

La Fortuna Property

Durango, Mexico

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated fair value of $1 million.

c)

San Antonio Property

Sonora, Mexico

The Company had an option to earn up to a 70% interest in this property acquired by purchasing 2,100,000 shares of Laminco Resources Inc. (“LRI”), a Canadian public company listed on the Toronto Stock Exchange.

During 2001, the Company received an aggregate of CDN$146,474 and in 2000 CDN$69,504 from the sale of gold obtained from test leaching operations conducted on the property.  At December 31, 2001, the Company abandoned its interest in this property and wrote-off all deferred costs.

Refer to note 5.

d)

Other Properties

The Company had a 34.4% interest in various mineral properties in Mexico and Peru, which were written-off in 2000.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

5.

LONG-TERM INVESTMENTS

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at an adjusted cost of $3,169 and net of a $5,838 write down to market value at December 31, 2002.  During 2001, the Company sold the 210,000 shares of Zaruma Resources Inc. it owned for proceeds of $13,168, realizing a loss on their sale of $13,502.  Zaruma Resources Inc., previously known as Laminco Resources Inc., consolidated its issued share capital on a ten for one basis during 2000.  During the 2000 fiscal year these shares were written-down to an estimated realizable value of $26,670.

Refer to note 4(c).

6.

RELATED PARTY TRANSACTIONS

Directors of the Company were paid an aggregate of $60,535 during the period ended March 31, 2002 and $172,138 during the year ended December 31, 2002 (2001 - $33,846; 2000 - $38,685) for management, investor relations, accounting and administrative services.  These transactions have occurred in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

During the year ended December 31, 2002, the Company lent Cdn$675,000 to National under an unsecured convertible note bearing interest at 12% per annum, maturing on October 18, 2003 and convertible into shares of National at Cdn$0.29 per share.  The purpose of the note was to fund National’s portion of property payments due.  At the statement date National owns Alamos Cdn$749,454.

7.

SEGMENTED INFORMATION

	March 31,	As at December 31,
	2003 (unaudited) $	2002 $	2001 $	2000 $
Assets by geographic segment, at cost:
Mexico	16,217,331	3,340,056	1,575,314	1,120,385
Canada	1,100,025	911,995	318,960	611,967
	17,317,356	4,252,051	1,894,274	1,732,352

8.

LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year.  Diluted loss per share has not been disclosed as it is anti-dilutive.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

9.

SHARE CAPITAL

a)

Authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of Shares	Total
		$
Issued at December 31, 2001 and 2000	14,878,030	8,338,027

Exercise of stock options	100,000	31,018
Private placements for cash	17,175,000	*3,130,766
Issued for finder’s fees	471,617	84,099

Issued at December 31, 2002	32,624,647	11,583,910
Warrants exercised	7,078,617	1,061,971
	39,703,264	12,645,881
Consolidation (2:1)	(19,851,632)	-
Acquisition of National Gold	13,373,291	8,000,000
Stock options exercised	79,720	29,793
Warrants exercised	336,010	202,792
Issued at March 31, 2003 (unaudited)	33,640,653	20,878,466

* net of issue costs of $84,099

b)

Stock options outstanding at March 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
67,500	June 8, 2003	1.30
42,517	February 23, 2006	0.47
95,663	April 25, 2006	0.45
100,000	February 5, 2007	0.64
14,881	February 18, 2007	0.71
632,500	June 3 2007	1.16
500,000	July 22, 2007	1.00
600,000	January 30, 2008	0.76
75,000	March 13, 2008	0.92
2,128,061

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

9.

SHARE CAPITAL (continued)

Stock options outstanding at December 31, 2002 are as follows:

Number	Expiry Date	Exercise Price
		$
135,000	June 8, 2003	0.65
200,000	February 7, 2007	0.32
1,265,000	June 4, 2007	0.58
1,000,000	July 22, 2007	0.50
2,600,000

Summary of Stock Option activity:

	March 31, 2003		December 31,
	(unaudited)		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$		$
Balance, beginning of period	2,600,000	0.53	860,000	0.47	710,000	0.51
Consolidation (2:1)	(1,300,000)	0.53	-	-	-	-
Amalgamation	232,781	0.78	-	-	-	-
Granted	675,000	0.55	2,265,000	0.54	200,000	0.32
Exercised	(79,720)	0.50	(100,000)	0.48	-	-
Expired	-	-	(425,000)	0.48	(50,000)	0.47
Balance, end of period	2,128,061	0.93	2,600,000	0.53	860,000	0.47

c)

Warrants outstanding at March 31, 2003 are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
212,585	June 6, 2003	1.29
708,617	June 21, 2003	1.29
2,088,794	July 22, 2003	0.90
487,663	September 21, 2003	0.82
2,562,500	October 11, 2003	0.90
107,355	November 1, 2003	0.82
63,776	February 20, 2004	1.06
842,687	April 16, 2004	0.94
546,982	April 16, 2004	1.41
310,374	April 29, 2004	0.82
212,585	May 7, 2004	0.94
558,025	July 19, 2004	0.56
747,165	September 5, 2004	1.06
9,449,108

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

9.

SHARE CAPITAL (continued)

c)

Warrants outstanding at December 31, 2002 are as follows:

Number	Expiry Date	Exercise Price
		$
6,186,667	April 11, 2003	0.20
1,123,500	July 19, 2004	0.28
5,211,450	July 22, 2003	0.45
12,521,617

d)

Liability to issue shares

The company had agreed to pay a $135,000 finder’s fee by the issue of 300,000 pre-amalgamation shares of National Gold, 225,000 shares had been issued and the balance of $45,205 is to be paid by the issue of 31,888 post-amalgamation warrants of the Company, convertible to 31,888 shares of the Company without further payment.

At December 31, 2001, the Company had entered into private placement agreements to issue 6,000,000 common shares at a price of CDN$0.15 per share, for an aggregate CDN$900,000 (US$564,279).  These shares were issued in 2002 upon the receipt of regulatory consent.

e)

Stock-based compensation

The fair value of stock options determined in the calculation of compensation express is estimated using the Black-Scholes Option Pricing Model which following assumptions; risk-free interest rate - 4.3% (December 31, 2002- 4.5%) expected dividend yield - Nil; expected stock price volatility - 47% (December 31, 2002 - 47%); and expected option life - 5 years (December 31, 2002 - 5 years).

The pro forma effect on net loss and loss per share for the period ended March 31, 2003, for the stock options granted to directors and employees using the fair value method, is as follows:

	Net loss for the period	Basic and diluted loss per share
	$	$
Reported	(116,342)	0.00
Pro-forma	(385,445)	0.01

The pro forma effect on net loss and loss per share for the period ended December 31, 2002, for the stock options granted to directors and employees using the fair value method, is as follows:

	Net loss for the period	Basic and diluted loss per share
Reported	$ (440,205)	$ (0.02)
Pro-forma	$ (993,656)	$ (0.05)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

10.  ACQUISITION OF NATIONAL GOLD

The Company acquired on February 21, 2003, all of the outstanding shares of National Gold Corporation (“National”), the Company’s joint venture partner on the Salamandra property, by the issue off 13,373,291 shares of the Company valued at $8,000,000.  The acquisition has been accounted by the purchase method and the operating results of National are included in the consolidated statement of operation from the effective date of the acquisition.

Details of assets and liabilities acquired are as follows:

$
Cash	120,817
Accounts received and prepaid expenses	56,900
Deferred costs (Salamandra Property)	4,328,466
Capital assets	65,749
Accounts payable	(184,506)
Due to Alamos Gold	(2,314,055)
Net assets acquired	2,073,371
Value allocated to mineral properties	5,926,629
Share consideration	8,000,000

11.  NOTE PAYABLE

The Company arranged a loan of CDN$5.7 million, of which CDN$5.6 million was used to dischage the CDN$7,500,000 of debentures issued by National to acquire the Salamandra Project.  These debentures were discounted to CDN$5.6 million upon prepayment on Janurary 31, 2003.

12.  INCOME TAXES

At December 31, 2002 the Company has non-capital losses of approximately CDN$1,200,000 and capital losses of approximately $127,073 in Canada and CDN$1,060,000 in Mexico available to reduce taxable income for future years.  The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

13,  CONTINGENCIES

·

A claim has been made against the Company for damages under a mineral property acquisition agreement that the Company did not complete.  The plaintiff has claimed loss of U.S. $105,000.  The Company denies the claim and has not made any provision for it in the financial statements.  Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

·

The Company has reduced the surface area of the Salamandra Projet that is leased from the local Ejido of the village of Mulatos as allowed under the lease.  The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court.  The Company is continuing with certain of its obligations under the lease and does not anticipate a material unfavourable outcome.

·

A claim has been made against the Company a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 pre-amalgamation stock options.  The Company denies is has any liability and accordingly has not accrued any amount for the claims.  Should any amount ultimately be paid it will be recorded in the accounts at the time of payment.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

14.  SUBSEQUENT EVENTS

In addition to information disclosed elsewhere in these financial statements, the following occurred during the period subsequent to December 31, 2002:

a)

The Company acquired and amalgamated with National Gold Corporation (“National”) on February 21, 2003 whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held.  The acquisition has been accounted for as a purchase with Alamos identified as the acquirer as the shareholders of Alamos received 53% of the shares of the amalgamated company.

b)

The Company arranged a loan of Cdn$5.7 million, of which Cdn$5.6 million was used to discharge the Cdn$7,500,000 of debentures issued by National to acquire the Salamandra Project.  These debentures were discounted to Cdn$5.6 million upon prepayment.  The loan matures in February 2009, bears interest at 12% per annum and can be repaid in full after February 2005 or up to 50% at anytime.

c)

The Company granted stock options to purchase up to 1,200,000 shares, exercisable at a price of $0.38 per share up to January 30, 2008.

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

*

Under Canadian GAAP mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) are inclusive of the pro-forma impact on line items in these financial statements that would result from the application of U.S. accounting principles to deferred  costs.

	March 31,		December 31,
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	$	$	$	$	$
a) Assets
Deferred Costs
Deferred costs following Canadian GAAP	15,832,757	1,735,121	4,956,412	1,496,971	1,000,000
Less deferred costs	(15,832,757)	(1,735,121)	(4,956,412)	(1,496,971)	(1,000,000)
Deferred costs following U.S. GAAP	-	-	-	-	-
b) Operations
Net loss following Canadian GAAP	(116,342)	(72,383)	(440,205)	(367,300)	(3,686,210)
Deferred costs expensed under U.S. GAAP	(10,876,345)	(238,150)	(2,440,344)	(496,971)	(504,395)
Imputed interest charges under U.S. GAAP	-	-	(75,047)	-	-
Deferred costs written-off under Canadian GAAP	-	-	-	-	3,553,028
Net loss under U.S. GAAP	(10,992,687)	(310,533)	(2,955,596)	(864,271)	(637,577)
c) Deficit
Closing deficit under Canadian GAAP	(7,571,594)	(8,087,430)	(7,455,252)	(7,015,047)	(6,647,747)
Adjustment to deficit for deferred costs written-off under U.S. GAAP, net of impact of discounted debt under U.S. GAAP	(15,832,757)	(1,735,121)	(3,937,315)	(1,496,971)	(1,000,000)
Adjustment for imputed interest under U.S. GAAP	-	-	(75,047)	-	-
Closing deficit under U.S. GAAP	(23,404,351)	(9,822,551)	(11,467,614)	(8,512,018)	(7,647,747)

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

15.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	March 31,		December 31,
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	$	$	$	$	$
d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	(222,994)	(84,951)	(322,812)	(353,199)	(3,594)
Add net loss following Canadian GAAP	116,342	72,383	440,205	367,300	3,686,210
Less net loss following U.S. GAAP	(10,992,687)	(310,533)	(2,955,596)	(864,271)	(637,577)
Less deferred costs written-off under Canadian GAAP	-	-	-	-	(3,553,028)
Add non-cash deferred expenditures expensed under US GAAP	8,436,768	-	750,468	-	-
Add non-cash imputed interest on note charged under U.S. GAAP	-	-	75,047	-	-
Cash applied to operations under U.S. GAAP	(2,662,571)	(323,101)	(2,012,688)	(850,170)	(507,989)
e) Cash Flows - Investing Activities
Cash applied to investments under Canadian GAAP	(2,444,951)	(238,150)	(2,159,473)	(503,510)	(510,452)
Add cash deferred costs expensed under U.S. GAAP	2,439,577	238,150	1,689,876	496,971	504,395
Cash applied to investments under U.S. GAAP	(5,374)	-	(469,597)	(6,539)	(6,057)
1. Loss Per Share
Basic and diluted loss per share under U.S. GAAP	$ (0.44)	$ (0.04)	$ (0.38)	$ (0.12)	$ (0.09)

2. Note Payable
Note payable - Canadian GAAP	-	-	1,769,565	-	-
Discount from face amount for imputed interest under U.S. GAAP	-	-	(1,019,097)	-	-
Interest expense recognized currently	-	-	75,047	-	-
Note payable - U.S. GAAP	-	-	825,515	-	-

*

Other US/Canadian GAAP Differences - Discounted note payable and imputed interest

Under U.S. GAAP all debts exchanged for properties are presumed to include interest stipulated at a fair rate.  If no interest rate is stated then the note is valued as its net presented value as determined by discounting future payments at an imputed rate of interest.  Under Canadian GAAP non-interest bearing notes payable are not required to be valued at their net present value and accordingly no interest is required to be imputed on the debt.

At December 31, 2002, the Company’s 50% portion of the CDN $5.6 million carrying cost of a debenture originally  issued by National to acquire the Salamandra Project (issued initially for CDN $7.5 million) is payable upon the average price  of gold attaining a certain price over a specified period of time or December 31, 2010.  The Company has imputed an  interest rate of 10% per annum on the note and estimated the principal repayment dates based upon a current projection  of gold prices to those dates.

Refer to items b), c), d) and g) above for the pro-forma impact of imputed interest charges under U.S. GAAP to these financial statements.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

15.  DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

*

Flow-Through Shares

Under U.S. GAAP, the issue of shares at a discount or premium market price will result in a U.S./CDN GAAP difference.  A liability is recognized on the sale if flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance.  Under Canadian GAAP, no such premium is recognized.  Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount.  The Company follows the policy of renouncing fully to investors the proceeds of all flow-through share financing received during the year, whether the underlying exploration expenditures have been incurred or not, as at is fiscal year end, which coincides with the person taxation year of individuals in Canada.  All current and historical issuances of flow-through shares by the Company have been based on the market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue shares was made.  Accordingly, the absence of a discounted or premium to market value on issuance results in no current impact on these financial statements from the application of U.S. GAAP in respect to flow-through shares.

NATIONAL GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

December 31, 2001

December 31, 2000

(Expressed in Canadian dollars)

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of National Gold Corporation

We have audited the consolidated balance sheets of National Gold Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, cash flows and deferred costs for each of the three years then ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 1, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated May 1, 2003, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Auditors’ Report when these are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 1, 2003

NATIONAL GOLD CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

	December 31,
	2002 $	2001 $
A S S E T S
Current Assets
Cash	157,977	75,407
Amounts receivable	70,598	32,543
Prepaid expenses	15,011	8,510
	243,586	116,460
Reclamation Bond (note 4)	-	1,000
Capital assets (note 3)	123,605	177,670
Deferred costs (note 4)	5,807,493	11,287,014
	6,174,684	11,582,144

L I A B I L I T I E S
Current Liabilities
Accounts payable	262,801	211,955
Current portion of lease payable (note 8)	-	10,537
Due to related parties (note 5)	4,664	42,416
	267,465	264,908
Due to related party (note 5)	745,454	-
Long term portion of lease obligation (note 8)	-	5,268
Notes payable (note 4)	2,791,667	10,250,000
Liability to issue shares (note 6(e and d))	135,000	259,500
	3,939,586	10,779,676

S H A R E H O L D E R S’ E Q U I T Y
Share capital (note 6(a))	7,071,223	2,930,131
Contributed surplus (note 6(b))	327,573	-
Special warrants (note 6(d))	-	74,950
Deficit	(5,163,698)	(2,202,613)
Continuing operations (note 1)	2,235,098	802,468
	6,174,684	11,582,144
Approved by the Board of Directors:
/s/ Jim McDonald	/s/ Richard Hughes
Director	Director

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

	Years Ended December 31,
	2002 $	2001 $	2000 $
Expenses
Accounting, audit and legal	369,619	226,583	89,050
Amortization	33,633	35,129	13,756
Automobile	-	4,630	-
Bank charges and interest	8,114	133,313	1,262
Consulting, inclusive of stock-based compensation (note 6(b))	387,902	112,051	78,549
Foreign exchange	31,233	(5,671)	-
General exploration	2,267	64,333	48,905
Interest income	(5,801)	(17,903)	(13,389)
Investor relations	559,668	298,098	36,983
Office and miscellaneous	133,512	207,465	57,286
Rent	84,343	81,818	25,518
Repairs and maintenance	3,086	-	-
Telephone	22,449	11,618	5,575
Travel and promotion	242,891	133,732	38,899
Trust and filing	64,628	26,552	20,545
Utilities	-	3,378	-
Wages	494,110	201,281	35,083
Write-off of capital assets	36,113	-	-
Write-off of deferred costs	493,318	-	-

Net loss for the year	(2,961,085)	(1,516,407)	(438,022)
Deficit - beginning of year	(2,202,613)	(686,206)	(248,184)
Deficit - end of year	(5,163,698)	(2,202,613)	(686,206)

Loss per share (note 7)	$ (0.12)	$ (0.14)	$ (0.10)

Weighted average number of shares outstanding	24,107,364	10,882,003	4,506,301

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Years Ended December 31,
	2002 $	2001 $	2000 $
Cash Provided by (Used for):
Operating Activities
Net loss for the year	(2,961,085)	(1,516,407)	(438,022)
Adjustments for items not involving cash:
Amortization	33,633	35,129	13,756
Stock compensation expense	327,573	-	-
Write-off of capital assets	36,113	-	-
Write-off of deferred costs	492,318	-	-
Write-off of reclamation bond	1,000	-	-
	(2,070,448)	(1,481,278)	(424,266)
Changes in non-cash working capital components:
Accounts receivable	(38,055)	(19,525)	(9,012)
Prepaid expenses	(6,501)	(8,287)	9,777
Accounts payable	104,096	159,679	11,754
Due to related parties	(61,048)	23,849	5,085
	(2,071,956)	(1,325,562)	(406,662)
Investing Activities*
Acquisition of capital assets	(15,681)	(147,463)	(42,660)
Mineral property exploration costs	(566,199)	(450,271)	(317,909)
Mineral property acquisition costs	(347,081)	(243,326)	(89,408)
Purchase of reclamation bond	-	-	(1,000)
	(928,961)	(841,060)	(450,977)
Financing Activities*
Option payment received	-	100,000	-
Liability to issue shares	-	259,500	-
Lease payments	(15,805)	(10,537)	(10,090)
Loan payments	(612,500)	-	-
Proceeds from issuance of Special Warrants	-	1,451,100	653,350
Proceeds from issuance of share capital	3,711,792	328,375	30,000
	3,083,487	2,128,438	673,260
Net cash provided (used) during the year	82,570	(38,184)	(184,379)
Cash - beginning of year	75,407	113,591	297,970
Cash - end of year	157,977	75,407	113,591
* Supplemental disclosures of non-cash investing and financing activities - notes 4, 6 and 12

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION

Consolidated Statement of Deferred Costs

(Expressed in Canadian dollars)

	Expenditures during 2000	Balance December 31, 2000	Net Expenditures	Balance December 31, 2001	Net Expenditures/ (Recoveries/Write offs)	December 31, 2002
	$	$	$	$	$	$
MEXICO
Salamandra Project
Acquisition costs	54,408	54,408	10,382,326	10,436,734	(5,560,308)	4,876,426
Geological and geophysical	69,572	69,572	334,133	403,705	157,440	561,145
Camp, accommodation and travel	11,829	11,829	48,767	60,596	67,081	127,677
Engineering	27,610	27,610	23,861	51,471	134,016	185,487
Mapping and recording	5,909	5,909	31,760	37,669	2,064	39,733
Other	12,485	12,485	-	12,485	4,540	17,025
	181,813	181,813	10,820,847	11,002,660	(5,195,167)	5,807,493
CANADA
BRITISH COLUMBIA
McNeil Property
Acquisition costs	35,000	35,000	5,000	40,000	(40,000)	-
Geological and geophysical	49,425	49,425	437	49,862	(49,862)	-
Camp, accommodation and travel	5,034	5,034	1,148	6,182	(6,182)	-
Drilling	49,478	49,478	-	49,478	(49,478)	-
Mapping and recording	3,818	3,818	165	3,983	(3,983)	-
Other	11,935	11,935	-	11,935	(11,935)	-
	154,690	154,690	6,750	161,440	(161,440)	-
Zinger Property
Acquisition costs	5,000	5,000	20,100	25,100	(25,100)	-
Geological and geophysical	46,361	46,361	591	46,952	(46,952)	-
Mapping and recording	11,450	11,450	2,377	13,827	(13,827)	-
Other	320	320	-	320	(320)	-
	63,131	63,131	23,068	86,199	(86,199)	-

Jackleg Property
Acquisition costs	-	-	17,000	17,000	(17,000)	-
Geological and geophysical	10,340	10,340	4,462	14,802	(14,802)	-
Mapping and recording	2,343	2,343	2,570	4,913	(4,913)	-
	12,683	12,683	24,032	36,715	(36,715)	-
Total mineral property costs	412,317	412,317	10,874,697	11,287,014	(5,479,521)	5,807,493

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is involved in the acquisition and exploration of property interests that are considered sites of potential economic mineralization.  At the date of these financial statements, the Company  has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body to finance its exploration and development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the properties.

At December 31, 2002, the Company had a working capital deficiency of $23,879.  The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing.  The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.  Accordingly, the Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets my decline materially from current estimates.

The Company amalgamated with its joint venture partner, Alamos Minerals Ltd. subsequent to the statement date and changed its name to Alamos Gold Inc.

Refer to notes 4 and 14.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 15, these principles differ in certain respects from principles and practices generally accepted in the United States.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiary.

Financial Instruments

The Company’s financial instruments consist of current assets and current liabilities. The fair values of the instruments approximate their carrying values due to their short-term nature. Financial risk is the risk arising from fluctuations in foreign currency exchange rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Defered Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Foreign Currency Translation

The Company translates its accounts denominated in foreign currencies as follows: monetary assets and liabilities at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization which is translated at historical rates.

Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Share Capital

Share capital issued for non-monetary consideration is recorded at the fair market value of the shares on the date the agreement to issue the shares was entered into as determined by the Board of Directors of the Company, based on the trading price of the shares on the TSX Venture Exchange.

The proceeds from shares issued under flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

Costs incurred to issue shares are deducted from share capital.

Stock-based Compensation Plan

The Company has a stock-based compensation plan as described in note 6(b).  Effective January 1, 2002 the Company has adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted.  Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.  Leasehold improvements are amortized on a straight-line basis over 10 years.

Income Taxes

The Company accounts for future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases.  Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

3.  CAPITAL ASSETS

	December 31, 2002			December 31, 2001
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization$	Net Book Value $
Communication equipment	5,735	928	4,807	5,735	430	5,305
Field equipment	87,757	14,203	73,554	87,757	6,582	81,175
Vehicles	14,102	5,706	8,396	14,102	2,644	11,458
Machinery and equipment	19,659	3,939	15,720	19,659	2,062	17,597
Furniture and equipment	9,955	1,611	8,344	9,955	747	9,208
Computer software	313	152	161	5,721	5,478	243
Computer equipment*	15,407	2,784	12,623	84,210	31,526	52,684
	152,928	29,323	123,605	227,139	49,469	177,670

*

The amount is inclusive of assets held under a capital lease.  Refer to note 8.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

4.  DEFERRED COSTS

The Company’s properties are located in Canada and Mexico and its interest in these properties is maintained under agreements with the titleholders.  The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on these properties.

MEXICO

STATE OF SONORA

Salamandra Project

The Company acquired a 100% interest in this project, which comprises approximately 15,000 hectares, in consideration for the payment of Cdn$11,154,011 in acquisition costs and assigned expenses, payable as follows: the payment of $250,000 (paid), the assumption of non-interest bearing promissory notes aggregating $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008 (paid), the assumption of a non-interest bearing debenture for $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce for nine months or December 31, 2010 (reduced to $5,583,333 and paid subsequently), and the assumption and payment of U.S. $420,000 in liabilities (paid).  Refer to note 5.

The property is burdened with a sliding scale net smelter royalty (“NSR”) on the first 2,000,000 ounces of production.  The royalty commences at 1.0% NSR when the price of gold is less than U.S. $300 per ounce rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce.  Sliding scale minimum quarterly advance royalty payments of $25,500 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to $150,000 per quarter if the price of gold exceeds U.S. $375 per ounce.

During the year, the Company entered into an agreement with Alamos Minerals Ltd. (“Alamos”) whereby Alamos earned a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures, the payment of 50% of all the obligations due by the Company under the Company’s original Asset Purchase Agreement and to pay to the Company $2,000,000 within 48 months of Alamos becoming the Registered Operator of the properties in Mexico.

Refer to note 14(a).

CANADA

BRITISH COLUMBIA

Mc Neil Creek Property

The Company had an option to acquire a 50% interest in 68 claims by the payment of $30,000 (paid) the issuance of 25,000 common shares (issued), and the further issuance of 75,000 common shares in three tranches over 48 months and the completion of $1,000,000 in exploration expenditures over the same period.  The Company abandoned the property during the year.

Zinger Property

The Company had two agreements to acquire a 100% interest in 22 claims, by issuing 500,000 common shares (50,000 shares issued), incurring $750,000 in exploration costs prior to November 30, 2005, making a cash payment of $1,000 (paid) and issuing an additional 40,000 common shares (10,000 shares issued) prior to September 29, 2003.  The Company abandoned the property during the year.

Jackleg/Tac Property

The Company had an agreement to acquire a 100% interest in 36 claims by making a $10,000 cash payment (paid), issuing 225,000 common shares (45,000 issued) and incurring $750,000 in exploration costs prior to November 30, 2005.  The Company abandoned the property during the year.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

5.  RELATED PARTY TRANSACTIONS

These transactions have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended December 31, 2002, related parties were paid an aggregate of $453,146 for wages, and the reimbursement of deferred costs and administrative costs, they are owed an aggregate of $4,664 at December 31, 2002.

During the year ended December 31, 2001, related parties were paid an aggregate of $385,892 (2000 - $242,849) for deferred and administration costs and are owed $42,416 (2000 - $18,567) at year end.

A director of the Company is also the president of Sedex Mining Corp., the titleholder of the McNeil property.

During 2002, the Company borrowed $675,000 from Alamos under an unsecured convertible note bearing interest at 12% per annum, maturing on October 18, 2003 and convertible into shares of the Company at $0.29 per share.  The purpose of the note was to fund the Company’s portion of the property payments due.  At the statement date the Company owes Alamos $745,454.

Refer to notes 4 and 14(a).

6.  SHARE CAPITAL

1.

Authorized share capital consists of:

1.

Unlimited number of common voting shares without nominal or par value

2.

Unlimited number of first preferred shares

3.

Unlimited number of second preferred shares

	December 31,
	2002		2001		2000
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		$		$		$
Issued - Beginning of year	17,578,983	2,930,131	5,235,000	371,156	4,850,000	318,156
Warrants	878,000	231,300	696,250	223,375	60,000	18,000
Bonus shares	150,000	* -	-	-	-	-
Private placements	7,440,832	2,232,560	-	-	-	-
Short form offering	3,333,333	*1,342,932	-	-	-	-
Special Warrants	249,832	74,950	11,017,733	2,199,500	-	-
Exercise of stock options	830,000	164,500	525,000	105,000	300,000	30,000
Shares for services	188,000	53,250	-	-	-	-
Shares issued for mineral property	135,000	41,600	105,000	31,100	25,000	5,000
Issued - End of year	30,783,980	7,071,223	17,578,983	2,930,131	5,235,000	371,156

*

net of cash share issue costs of $157,068.  The Company also issued 150,000 bonus shares in connection with the completion of this offering, the $67,500 value of which is netted to share capital as an issue cost.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

b)

Stock Options

	December 31,
	2002		2001		2000
	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
		$		$		$
Fixed options
Balance at beginning of year	1,582,000	0.20	1,175,000	0.22	300,000	0.10
Granted	1,755,000	0.37	1,262,000	0.19	1,175,000	0.22
Expired/Cancelled	(1,659,500)	0.38	(330,000)	0.20	-	-
Exercised	(830,000)	0.20	(525,000)	0.20	(300,000)	0.10
Outstanding and exercisable at end of fiscal year	847,000	0.21	1,582,000	0.20	1,175,000	0.22

During the year ended December 31, 2002 the Company has recorded the fair value of the 1,755,000 options granted as stock-based compensation expense of $327,573.  This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions risk-free interest rate 3.5 - 4%; expected stock price volatility 40%; expected option life in years 3 - 5.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Number Outstanding	Exercise Price	Expiry Date
	$
35,000	0.30	February 18, 2007
100,000	0.27	October 2, 2005
100,000	0.20	February 23, 2006
337,500	0.19	April 25, 2006
200,000	0.19	April 26, 2006
75,000	0.30	March 4, 2007
847,500

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

6.  SHARE CAPITAL (continued)

·

Warrants

Number Outstanding	Exercise Price	Expiry Date
	$
2,166,667	0.55	June 21, 2003
1,297,001	0.35	September 21, 2003
262,500	0.35	November 1, 2003
2,182,000	0.40	April 16, 2004
1,541,500	0.40/0.60	April 16, 2003/2004
1,000,000	0.25/0.35	April 29, 2003/2004
500,000	0.40	May 7, 2004
1,776,083	0.55/0.65	September 5, 2003/2004
10,725,751

·

During 2001, the Company received $259,500 for 1,730,000 common shares at $0.15 per common share for a private placement subject to regulatory consent.  These shares were issued in the subsequent year.

During the comparative fiscal year, the Company had received $648,350 for the issue of 2,831,165 Special Warrants.  During the current year, 2,521,133 Special Warrants, which had originally been issued at prices ranging from $0.20 - $0.30 each, were converted to units comprised of one share and one share purchase warrant exercisable at prices ranging from $0.30 - $0.45 per share over two years.

·

At December 31, 2002 the Company has agreed to settle $135,000 of debt by the issue of 150,000 shares and 150,000 share purchase warrants.  These shares were issued during the period subsequent to year end.

7.  LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of shares outstanding during the year.  Diluted loss per share has not been disclosed as it is anti-dilutive.

8.  LEASE OBLIGATION

Schedule of future minimum lease payments due for a 40-month capital lease for computer hardware.

	December 31, 2003
	2002 $	2001 $	2000 $
Year ending December 31, 2001	-	-	10,537
Year ending December 31, 2002	-	10,537	10,537
Year ending December 31, 2003	-	5,268	5,268
Balance of lease obligation	-	15,805	26,342

Current portion	-	10,537	10,537
Long term portion	-	5,268	15,805
	-	15,805	26,342

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

9.  INCOME TAXES

The Company has unclaimed Canadian resource deductions of approximately $238,000 at December 31, 2002, which can be applied, subject to certain restrictions, against future taxable income, and non-capital loss carryforwards at December 31, 2002 of approximately $4,000,000, which expire from 2003 to 2009 and which can be applied against future taxable income. The Company’s subsidiary has Mexican non-capital and capital loss carryforwards at December 31, 2002 of approximately $453,600, which can be applied against future taxable income.  The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

10.  COMPARATIVE FIGURES

Certain of the prior year’s figures have been reclassified to conform with the current year’s financial statement presentation.

11.  CONTINGENT LIABILITIES

A claim has been made against the Company by a former director and senior officer who is demanding US $150,000 and the vesting of 600,000 stock options.  The Company denies it has any liability and accordingly has not accrued any amount for the claims.  Should any amount ultimately be paid they will be recorded in the accounts at the time of payment.

The Company has reduced the surface area of the Salamandra Project that is leased from the local Ejido of the village of Mulatos as allowed under the lease.  The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court.  The Company is continuing with certain of its obligations under the lease and does not anticipate any material unfavourable outcome.

12.  SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2002, the Company issued 135,000 common shares for $41,600 under the terms of a mineral property agreement, 1,730,000 common shares for $259,500 by private placement, 188,000 common shares for $53,250 for services provided, and Special Warrants were converted into 249,832 common shares for which proceeds of $74,950 had been received previously.

During the fiscal year ended December 31, 2001, the Company issued 105,000 (2000 - 25,000) of its common shares for $31,100 (2000 - $5,000) under the terms of a mineral property acquisition agreement, and Special Warrants were converted into 3,293,333 (2000 - 60,000) common shares of which $748,400 of proceeds had been received in 2000.

During the year ended December 31 2000, the Company acquired assets under a capital lease at an original cost of $36,432.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

13.  SEGMENTED INFORMATION

	As at December 31,
	2002	2001
	$	$
Assets by geographic segment, at cost:
Mexico	5,970,020	11,180,085
Canada	204,664	402,059
	6,174,684	11,582,144

14.  SUBSEQUENT EVENTS

In addition to any items disclosed elsewhere in these notes, the following occurred in the period subsequent to December 31, 2002:

a)  The Company amalgamated with Alamos Minerals Ltd (“Alamos”) on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every 2.352 shares of the Company held and the shareholders of Alamos received one share of the amalgamated Company for each 2 shares of Alamos they held.  The acquisition has been accounted for as a purchase, with Alamos identified as the acquirer as the shareholders of Alamos received 60% of the shares of the amalgamated company.

b)  The Company guarantead a loan of Cdn$5.7 million, of which Cdn$5.6 million was used to discharge the Cdn$7,500,000 of debentures issued by National to acquire the Salamandra Project.  These debentures were discounted to Cdn$5.6 million upon prepayment.  The loan matures in February 2009, bears interest at 12% per annum and can be repaid in full after February 2005 or up to 50% of the outstanding balance at anytime.

c)  The Company issued 150,000 and 222,275 common shares at $0.45 and $0.40 per share, respectively for debt, 200,000 and 100,000 common shares at $0.19 and $0.27 per share, respectively for stock options and 220,000 common shares at $0.25 per share for warrants.

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration work is not warranted, at which time the property costs are written-off, and option payments received by companies for property interests are applied against property costs.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production and property option payments received by companies are taken into income.  The following items (a) to (f) are inclusive of pro-forma the impact of these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	December 31,
	2002 $	2001 $	2000 $
a) Assets
Deferred Costs
Deferred costs following Canadian GAAP	5,807,493	11,287,014	412,317
Less deferred costs	(5,807,493)	(11,287,014)	(412,317)
Deferred costs following U.S. GAAP	-	-	-
b) Deficit
Closing deficit under Canadian GAAP	(5,163,698)	(2,202,613)	(686,206)
Adjustment to deficit for deferred costs expensed, net of option proceeds received and impact of discounted debt under U.S. GAAP	(4,199,765)	(6,190,223)	(412,317)
Adjustment for imputed interest under U.S. GAAP	(118,394)	(410,844)	-
Closing deficit under U.S. GAAP	(9,481,857)	(8,803,680)	(1,098,523)
c) Operations
Net loss following Canadian GAAP	(2,961,085)	(1,516,407)	(438,022)
Deferred costs expensed under U.S. GAAP	(1,089,880)	(5,877,906)	(412,317)
Imputed interest charged under U.S. GAAP	(118,394)	(410,844)	-
Option proceeds included in income under U.S. GAAP	-	100,000	-
Deferred costs written off under Canadian GAAP	492,318	-	-
Gain on debt forgiveness recognized under U.S. GAAP	2,998,864	-	-
Net loss under U.S. GAAP	(678,177)	(7,705,157)	(850,339)
d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	(2,071,956)	(1,325,562)	(406,662)
Add net loss following Canadian GAAP	2,961,085	1,516,407	438,022
Less net loss following U.S. GAAP	(678,177)	(7,705,157)	(850,339)
Add non-cash deferred expenditures expensed under U.S. GAAP	176,600	5,184,309	5,000
Gain on debt forgiveness under U.S. GAAP	(2,998,864)	-	-
Deferred cost write offs under Canadian GAAP	(492,318)	-	-
Add imputed interest on notes charged under U.S. GAAP	118,394	410,844	-
Cash applied to operations under U.S. GAAP	(2,985,236)	(1,919,159)	(813,979)
e) Cash Flows - Investing Activities
Cash applied under Canadian GAAP	(928,961)	(841,060)	(450,977)
Add cash deferred costs expensed under U.S. GAAP	913,280	693,597	407,317
Cash applied to investing activities under U.S. GAAP	(15,681)	(147,463)	(43,660)

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	December 31,
	2002 $	2001 $	2000 $
f) Cash Flows - Financing Activities
Cash provided under Canadian GAAP	3,083,487	2,128,438	673,260
Less: Option payment received under U.S. GAAP	-	(100,000)	-
Cash provided under U.S. GAAP	3,083,487	2,028,438	673,260

g) Notes Payable
Notes Payable - Canadian GAAP	2,791,667	10,250,000	-
Discount from face amount for imputed interest under U.S. GAAP	(1,607,728)	(5,096,791)	-
Interest expense recognized currently	118,394	410,844	-
Notes payable - U.S. GAAP	1,302,333	5,564,053	-

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

a)  Loss Per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share, however under U.S. GAAP, these shares are excluded until the shares are released for trading.

Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	December 31
	2002 $	2001 $	2000 $
Numerator: Net loss for the year under U.S. GAAP	(678,177)	(7,705,157)	(850,339)
Denominator: Weighted-average number of shares under Canadian GAAP	24,107,364	10,882,003	5,110,970
Adjustment required under U.S. GAAP (escrow shares)	(883,333)	(1,766,666)	(2,650,000)
Weighted-average number of shares under U.S. GAAP	23,224,031	9,115,337	2,460,970
Basic and diluted loss per share under U.S. GAAP	$ (0.03)	$ (0.85)	$ (0.35)

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Expressed in Canadian dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

b) Interest Cost Imputation

Under U.S. GAAP all debts exchanged for properties are presumed to include interest stipulated at a fair rate.  If no interest rate is stated then the note is valued at its net present value as determined by discounting future payments at an imputed rate of interest.  Under Canadian GAAP non-interest bearing notes payable are not required to be valued at their net present value and accordingly no interest is required to be imputed on the debt.

The Company’s notes payable for the acquisition of its property is payable upon the average price of gold attaining a certain price over a specified period of time or December 31, 2010.  The Company has imputed an interest rate of 10% per annum on the note and estimated the principal repayment dates based upon a current projection of gold prices to those dates.

Refer to items b), c), d) and g) above for the pro-forma impact of imputed interest charges under U.S. GAAP to these financial statements.

c) Flow-Through Shares

Under U.S. GAAP, the issue of shares at a discount or premium to the market price will result in a U.S./CDN GAAP difference.  A liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance.  Under Canadian GAAP, no such premium is recognized.  Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount.  The Company follows the policy of renouncing fully to investors the proceeds of all flow-through share financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada.  All current and historical issuances of flow-through shares by the Company have been based on the  market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue  shares was made.  Accordingly, the absence of a discount or premium to market value on issuance results in no current impact on these financial statements from the application of U.S. GAAP in respect to flow-through shares.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Financial Statements

December 31, 2002

(Stated in U.S. Dollars)

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

COMPILATION REPORT

To the Board of Directors of Alamos Gold Inc. (formerly Alamos Minerals Ltd.)

We have reviewed, as to compilation only, the accompanying unaudited pro-forma consolidated balance sheet of Alamos Gold Inc. (formerly Alamos Minerals Ltd.) (“the Company”) as at December 31, 2002, and the unaudited pro-forma consolidated statements of operations and deficit for the year then ended.  These unaudited pro-forma consolidated financial statements have been prepared for inclusion in the United States Securities and Exchange Commission Form 20-F dated June 27, 2003, pursuant to 20-F filing requirements.

In our opinion these unaudited pro-forma consolidated financial statements have been properly complied to give effect to the proposed transactions based on the assumptions described in the notes thereto.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

June 27, 2003

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Balance Sheet

As at December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

	Alamos Minerals Ltd. (“Alamos”)	National Gold Corporation (“National Gold”)		Adjustments (Note 2 and below)			Pro-Forma Consolidated December 31, 2002
				Dr.		Cr.
Assets
Current assets:
Cash and cash equivalents	$ 487,289	$ 100,222					$ 587,511
Amounts receivable	39,033	44,784					83,817
Due from related parties	450,522	-			(*)	450,522	-
Prepaid expenses	12,822	9,522					22,344
	989,666	154,528					693,672

Long-term investment	3,169	-					3,169
Capital assets	72,369	67,878					140,247
Deferred costs	4,956,412	3,951,225	(d)	6,051,774			14,959,411
	$ 6,021,616	$ 4,173,631					$ 15,796,499

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 123,393	166,716					$ 290,109
Due to related parties	-	453,480	(*)	450,522			2,958
	123,393	620,196					293,067

Long-term notes payable	1,769,565	1,769,565					3,539,130
Liability to issue shares	-	85,644					85,644
	1,892,958	2,475,405					3,917,841

Shareholders’ equity
Share capital	11,583,910	4,582,358	(b)	4,582,358	(a)	8,000,000	19,333,910
			(c)	250,000
Contributed surplus	-	207,812	(b)	207,812			-
Deficit	(7,455,252)	(3,091,944)			(b)	3,091,944	(7,455,252)
	4,128,658	1,698,226					11,878,658
	$ 6,021,616	$ 4,173,631		$ 11,542,466		$ 11,542,466	$ 15,796,499

	(*) to eliminate the intercompany account between Alamos and National Gold
Approved by the Board of Directors:
/s/ Chester F. Millar		/s/ Jim McDonald
Chester F. Millar		Jim McDonald

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Statements of Operations and Deficit

For the Year Ended December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

	Alamos Minerals Ltd.	National Gold Corporation	Pro-Forma Consolidated December 31, 2002
Expenses
Accounting and legal	$ 196,840	$ 235,519	$ 432,359
Amortization	25,449	21,423	46,872
Bank charges and interest	-	5,168	5,168
Consulting	-	247,187	247,187
Foreign exchange gain	(15,496)	(260,873)	(276,369)
General exploration	6,753	1,444	8,197
Interest income	(4,163)	(3,697)	(7,860)
Investor relations	26,667	356,643	383,310
Management fees	129,828	-	129,828
Office and miscellaneous	42,254	85,049	127,303
Rent	-	53,731	53,731
Repairs and maintenance	-	1,965	1,965
Telephone	-	14,303	14,303
Travel and promotion	13,105	154,778	167,883
Trust and filing	13,130	41,184	54,314
Wages	-	314,836	314,836
Write-down of investments	5,838	-	5,838
Write-off of capital assets	-	23,013	23,013
Write-off of deferred costs	-	314,362	314,362

Net loss for the year	(440,205)	(1,606,035)	(2,046,240)
Deficit - beginning of year	(7,015,047)	(1,485,909)	(8,500,956)
Pro-forma purchase adjustment to eliminate National Gold’s deficit as at December 31, 2002	-	-	3,091,944
Deficit - end of year	(7,455,252)	(3,091,944)	(7,455,252)

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Financial Statements

December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

1.

BASIS OF PRESENTATION

Alamos Gold Inc. (formerly Alamos Minerals Ltd. or “Alamos”) was incorporated under the Companies Law (Revised) in the Cayman Islands on May 31, 1994 under the name of Vulcan Gold Exploration Inc. and was continued into Province of British Columbia on January 11, 1996 under the name of Alamos Minerals Ltd. The Company’s activity is the acquisition and exploration of property interests that are considered sites of economic mineralization.These activities are currently conducted primarily in Mexico.

On October 23, 2002, Alamos entered into an Amalgamation Agreement with National Gold Corporation (“National Gold”), whereby subject to regulatory and shareholder consent these two companies will amalgamate to form a new Company under the name “Alamos Gold Inc.” (“Amalco”), with each Alamos shareholder receiving one Amalco share in exchange for each two Alamos shares held and each National Gold shareholder receiving one Amalco share for each 2.352 National Gold shares held.

These unaudited pro-forma financial statements have been prepared based on the audited financial statements of Alamos and National Gold as at and for the year ended December 31, 2002, which are included elsewhere in this Information Circular (“IC”).  Readers are reminded that the audited single-entity financial statements of the National Gold included in the IC are stated in Canadian dollars, while these pro-forma financial statements, inclusive of the (translated) accounts of National Gold, are expressed in U.S. dollars, which is expected to be the reporting currency of the amalgamated entity.

The pro-forma consolidated financial statements may not be indicative either of the results that actually would have occurred if the transaction described below had taken place as indicated, or of the results which may be obtained in the future, including operational and administrative efficiencies that could occur from the combination of the above companies.

The pro-forma consolidated balance sheet at December 31, 2002 should be read in conjunction with the audited financial statements of Alamos and National Gold, inclusive of the notes thereto, also included in the IC.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Financial Statements

December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

2.

PRO-FORMA TRANSACTIONS AND ASSUMPTIONS

Accounting policies used in preparation of the pro-forma consolidated balance sheet are in accordance with Canadian generally accepted accounting principles and are consistent with those used in the preparation of the audited financial statements of Alamos and as at and for the year ended December 31, 2002.  A pro-forma reconciliation of significant financial statement line items affected by the application of U.S. GAAP herein is presented at note 3.

The transaction, pursuant to which Alamos would effectively merge with National Gold, is considered for accounting purposes to be an acquisition of National Gold by Alamos, with National Gold’s assets and liabilities subject to the determination of their fair values based on the aggregate consideration paid by Alamos, and those of Alamos continuing to be carried at their historical amounts.  The former shareholders of Alamos will own approximately 60% of the combined Company after the transaction.

The pro-forma consolidated balance sheet gives effect to the amalgamation transaction as if it had occurred on the balance sheet date; however, the pro-forma consolidated statement of operations is presented on the basis that the two companies were combined from the outset of the 2002 fiscal year.

The transaction has been accounted for under the purchase method of accounting as follows:

	$
Estimated consideration paid for the acquisition*	8,000,000	(a)
Net assets of National Gold at December 31, 2002**	(1,698,226)	(b)
Estimated cost of the transaction	(250,000)	(c)
Excess of net purchase price over the cost of the net assets of National Gold acquired is allocated to the cost of the Salamandra Project	6,051,774	(d)

*  The fair value of the consideration given for the acquisition of National Gold is$8,000,000, comprised of 26,746,582 common shares of Alamos at an estimated fair market value of $0.30 per share.

**The fair values of all identifiable assets and liabilities of National Gold, other than the Salamandra Project, are considered to equal their carrying amounts and are therefore allocated on that basis at the date of acquisition.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Financial Statements

December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

3.

RECONCILIATION TO U.S. GAAP

Under U.S. GAAP applicable to accounting for deferred mineral exploration costs, more fully explained in the single-entity financial statements contained in the IC, the following line items differences would arise in these pro-forma consolidated financial statements:

* Assets	$
Deferred Costs
Deferred costs following Canadian GAAP	14,959,411
Costs not qualifying for deferral under U.S. GAAP	(14,959,411)
Deferred costs following U.S. GAAP	-

* Liabilities
Notes Payable
Notes payable - Canadian GAAP	3,539,130
Discount from face amount for imputed interest under U.S. GAAP	(2,038,194)
Interest expense recognized currently	150,094
Notes payable - U.S. GAAP	1,651,030

* Operations
Net loss following Canadian GAAP	2,046,240
Deferred property costs expensed under U.S. GAAP	3,459,441
Write off of goodwill generated by the application of U.S. GAAP for exploration costs on the acquisition of National Gold*	9,058,949
Imputed interest on notes charged currently under U.S. GAAP	150,094
Net loss under U.S. GAAP	14,714,724

* Deficit
Closing deficit under Canadian GAAP	7,455,252
Adjustment to deficit for deferred costs not qualifying for deferral under U.S. GAAP	14,959,411
Adjustment to notes payable for deferred imputed interest	(2,038,194)
Imputed interest on notes charged currently under U.S. GAAP	150,094
Closing deficit under U.S. GAAP	20,526,563

*

The acquisition of National Gold’s identifiable assets and liabilities stated in accordance with U.S. GAAP would exclude any allocation of the consideration paid to that company’s  property interests.  Accordingly, Goodwill of $9,058,949 would be initially recognized to the extent of the estimated net consideration paid by Alamos ($7,750,000) in excess of the revised negative book value of National Gold under U.S. GAAP at December 31, 2002 of $1,308,949 (refer to reconciliation below).  National Gold’s liabilities under U.S. GAAP subject to the purchase price allocation have also been reduced by $944,050, reflecting the adjustment required under U.S. GAAP to carry the (face value) note payable of $1,769,565 at its discounted present value.  For purposes of simplicity and pro-forma presentation, it is assumed herein that, in the absence of persuasive independent evidence supporting a carrying amount for Goodwill, it would be simultaneously written down to nil at the balance sheet date.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Financial Statements

December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

3.

RECONCILIATION TO U.S. GAAP (continued)

The December 31, 2002 pro-forma net book value of National Gold’s aggregate identifiable assets and liabilities under U.S. GAAP is determined as follows:

	$
Net assets under Canadian GAAP	1,698,226	(note 2b)
Less: adjust for deferred costs not recognized as an asset under U.S. GAAP	(3,951,225)
Reduction in note payable under U.S. GAAP	944,050
Net assets (negative) under U.S. GAAP	(1,308,949)

4.

SUBSEQUENT EVENT

During the period subsequent to December 31, 2002, the transaction contemplated herein was completed on substantially the same basis as described, and further disclosure of the actual consolidated results and balance sheet of National Gold and Alamos is found in the interim financial statements of Amalco as at March 31, 2003, provided elsewhere in the IC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALAMOS GOLD INC. By: /S/ John McCluskey John McCluskey Chief Executive Officer

Date:  June 27, 2003

Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John McCluskey, certify that:

1.

I have reviewed this Annual Report on Form 20-F of Alamos Gold Inc. (the “Registrant”);

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)

evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

(c)

presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.

The Registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /S/ John McCluskey John McCluskey Chief Executive Officer

Date: June 27, 2003

Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Nerio Cervantes, certify that:

1.

I have reviewed this Annual Report on Form 20-F of Alamos Gold Inc. (the “Registrant”);

2.

Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.

Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)

evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

(c)

presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

1.

The Registrant’s other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /S/ Nerio Cervantes Nerio Cervantes Chief Financial Officer

Date:  June 27, 2003