Form 20-F/A
period 2002-12-31
ALAMOS GOLD INC
filed 2004-04-30
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A

Amendment No. 1

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

000-49946

ALAMOS GOLD INC.
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
1503 - 110 Yonge St. Toronto, ON M5C 1T4 Canada
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 50,164,705 (December 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 1q5(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	[X]	No	[ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	[X]	Item 18	[ ]

TABLE OF CONTENTS

NOTE REGARDING FORWARD LOOKING STATEMENTS

1

GLOSSARY OF TERMS

2

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

6

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

7

ITEM 3.

KEY INFORMATION

7

ITEM 4.

INFORMATION ON THE COMPANY

15

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

35

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

41

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

49

ITEM 8.

FINANCIAL INFORMATION

53

ITEM 9.

THE OFFER AND LISTING

53

ITEM 10.

ADDITIONAL INFORMATION

55

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

66

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

66

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

66

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF

SECURITY HOLDERS AND USE OF PROCEEDS

66

ITEM 15.

CONTROLS AND PROCEDURES

66

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

66

ITEM 16B.

CODE OF ETHICS

66

ITEM 17.

FINANCIAL STATEMENTS

67

ITEM 18.

FINANCIAL STATEMENTS

109

ITEM 19.

EXHIBITS

109

SIGNATURES

111

EXPLANATORY NOTE

On July 25, 2002, Alamos Minerals Ltd., a company incorporated under the laws of the Province of British Columbia (“Alamos Minerals”), filed a registration statement on Form 20-F (SEC File Number 000-49946) to register its class of common shares under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

On February 21, 2003, Alamos Minerals  and National Gold Corporation, a company incorporated under the laws of the Province of Alberta and continued into the Province of British Columbia (“National Gold”), were amalgamated to form a new company (the “Amalgamation”) called Alamos Gold Inc. (the “Registrant” or the “Company”).  The Registrant’s authorized capital consists of 1,000,000,000 common shares without par value (the “Common Shares”).  Security holders of Alamos Minerals and National Gold received securities of the Registrant in exchange for their securities of Alamos Minerals and National Gold, respectively, under the terms of the Amalgamation.  Upon the effectiveness of the Amalgamation, the class of Common Shares was deemed registered under Section 12(g) of the Exchange Act, by operation of Rule 12g-3(d) thereunder.  Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to Alamos Minerals and reports filed for Alamos Minerals under the Exchange Act prior to the Amalgamation should be regarded as applicable to the Registrant, as successor issuer.  The historical financial statements of Alamos Minerals are treated as the historical financial statements of the Registrant.  The Registrant files reports under the Exchange Act using the file number assigned to Alamos Minerals  (SEC File No. 000-49946).

On June 30, 2003, the Registrant filed its annual report for the year ended December 31, 2002 on Form 20-F, which updated information contained in the registration statement on Form 20-F filed by Alamos Minerals on July 25, 2002.  This Annual Report on Form 20-F amends the information contained in Alamos Gold’s annual report.  The audited financial statements of National Gold and Alamos Minerals for the fiscal years ended December 31, 2002 and 2001 are filed with this amended annual report on Form 20-F. Interim unaudited financial statements of Alamos Gold for the nine-month period ended September 30, 2003 are filed with this annual report on Form 20-F.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning the Company’s plans for its properties and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

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

GLOSSARY OF TERMS

The following terms have the following meanings in this Annual Report on Form 20-F:

“Ag”	Silver
“andesite”	An extrusive (volcanic) rock of intermediate chemical composition.
“Au”	Gold
“Alamos Minerals”	Alamos Minerals Ltd., a company which amalgamated with National Gold on February 21, 2003 to form the Company.
“Asset Purchase Agreement”	The asset purchase agreement dated December 21, 2000, as amended, among National Gold, Minas de Oro Nacional and Minera San Augusto pursuant to which National Gold acquired the Salamandra Property.
“basalt”	A basic extrusive (volcanic) rock dominated by plagioclase feldspar, pyroxene and or olivine.
“Bienvenidos”	Minera Bienvenidos, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
“chlorite”	A group of minerals, usually greenish in colour, of the general formula: (Mg, Fe2+, Fe3+)6AlSi3O10(OH)8.
“CIM”	The Canadian Institute of Mining, Metallurgy and Petroleum.
“CIM Standards”	CIM Standards on Mineral Resources and Reserves Definition and Guidelines dated August 20, 2000 adopted by CIM.
“clastic”	Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.
“Company” or “Registrant”	Alamos Gold Inc.
“dacite”	The extrusive (volcanic) equivalent of quartz diorite.
“dome”	An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.
“Dore”	A compound containing gold and silver metal and various impurities.
“Durango”	Durango Fern Mines, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
“epidote”	A green mineral with the formula Ca2(Al,Fe)3Si3O12(OH).
“Estrella Development Alternative”	A scaled-down development plan that focuses on the selective open pit mining of the higher grade core (Estrella Zone) of the Mulatos deposit mineral resource (located on the Salamandra Property).
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

“Kennecott”	Kennecott Minerals Company
“km”	Kilometres
“La Fortuna”	Minas La Fortuna, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
“leaching”	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating water.
“m”	Metres
“Minas de Oro Nacional”	Minas de Oro Nacional S.A. de C.V. (formerly, O.N.C. de Mexico, S.A. de C.V.), a Mexican corporation which is a wholly-owned subsidiary of the Company.
“Minera San Augusto”	Minera San Augusto, S.A. de C.V., owned as to 70% by Tenedoramex and 30% by Kennecott, and the original vendor of the Salamandra Property.
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

“National Gold”	National Gold Corporation, a British Columbia corporation that amalgamated with Alamos Minerals on February 21, 2003 to form the Company.
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

“NSR”	net smelter returns
“Ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
“ounces”	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from imperial ounces which weigh 28.4 grams.
“ppm”	parts per million
“Predecessor Companies”	Alamos Minerals and National Gold
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
“Salamandra Property”

Certain mineral concessions held by the Company’s Mexican subsidiary, Minas de Oro Nacional, comprising approximately 19,268.1 hectares located in the State of Sonora, Mexico, which concessions comprise the principal mineral property of the Company.

“stockwork”	A mineral deposit containing a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.
“Tenedoramex”	Tenedoramex S.A. de C.V., a wholly-owned subsidiary of Placer Dome Inc. and a 70% owner of Minera San Augusto.
“TSXV”	The TSX Venture Exchange
“tpd”	Tonnes per day. One tonne equals 1.10231 tons.

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

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1A.

DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Business Address
John A. McCluskey	President, Chief Executive Officer and Director	1503 - 110 Yonge St. Toronto, ON Canada M5C 1T4
John F. Van De Beuken	Vice-President and Chief of Operations	Guerrero 109 Sur Int 16 Col. Centro Hermosillo, Sonora Mexico CP 83000
James M. McDonald	Director	156 Bay View Drive S.W. Calgary, Alberta Canada T2V 3N8
Richard W. Hughes	Director	5447 Burley Place Sechelt, British Columbia Canada V0N 3A0
Leonard Harris	Director	1934 La Costa Lane Lone Tree, Colorado USA 80124
Jon Morda	Chief Financial Officer	1503 - 110 Yonge St. Toronto, ON Canada M5C 1T4
Sharon L. Fleming	Corporate Secretary	900 – 475 Howe Street Vancouver, British Columbia Canada V6C 2B3

1B.

ADVISORS

The Company’s principal bankers are Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L7.

The Company’s principal Canadian legal advisors are Axium Law Group located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 4922, Vancouver, British Columbia, Canada V7X 1J1, telephone: (604) 685-6100, facsimile: (604) 692-4900, contact person Joseph P. Giuffre. The Company’s principal U.S. legal advisors are Dorsey & Whitney LLP located at 1420 Fifth Avenue, Suite 3400, Seatle, Washington, 98101-4010, contact person Kenneth G. Sam.

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

3A.

SELECTED FINANCIAL DATA

The Company was formed by the amalgamation of Alamos Minerals and National Gold (Alamos Minerals and National Gold are hereafter from time to time referred to as the “Predecessor Companies”) on February 21, 2003.  See “Explanatory Note.”

The selected financial data in this section will be comprised of selected financial data regarding: (1) the audited statements of operations and deficits, cash flows and deferred costs for the annual fiscal periods ended December 31, 2002, 2001, 2000, 1999 and 1998, for each of the Predecessor Companies (2) the Company’s unaudited pro-forma consolidated balance sheet and consolidated statements of operations and deficits for the annual fiscal period ended December 31, 2002; and (3) the Company’s unaudited consolidated statements of operations and deficits, cash flows and deferred costs prepared for the nine-month period ended September 30, 2003. The single-entity financial data for Alamos Minerals is stated in U.S. dollars (except for share amounts).  The single-entity financial data for National Gold is stated in Canadian dollars.  The pro-forma financial data of the Company for the fiscal period ended December 31, 2002 and the consolidated statements of operations and deficits, cash flows and deferred costs for the nine-month period ended September 30, 2003 is expressed in U.S. dollars.  The selected financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in the notes to the audited consolidated financial statements of the Predecessor Companies and the Company.

The selected financial data should be read in conjunction with Item 5 – “Operating and Financial Review and Prospects”, and the consolidated financial statements and notes thereto included in Item 17 of this Annual Report on Form 20-F.

Alamos Minerals
Selected Financial Data
(in thousands and in US$, except per share data)
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

The cumulative U.S. GAAP deficit for Alamos Minerals from its inception to December 31, 2002 was (US$11,467,614).

National Gold
Selected Financial Data
(in thousands and in Cdn.$, except per share data)
(audited)

	Year Ended December 31
	2002	2001	2000	1999	1998

Income Statement Data
Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	($2,961)	($1,516)	($438)	($206)	($18)
(Loss) per Share	($0.12)	($0.14)	($0.10)	($0.04)	($0.00)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	24,107	10,882	4,506	N/A	N/A
Balance Sheet Data
Working Capital (Deficiency)	($24)	($148)	$45	$258	$251
Long-Term Debt	$3,672	$10,515	$16	0	0
Shareholders’ Equity	$2,235	$802	$508	$258	$251
Total Assets	$6,175	$11,582	$605	$312	$254
US GAAP Net Loss	($678)	($7,705)	($850)	($206)	N/A
US GAAP Loss per Share	($0.03)	($0.85)	($0.35)	($0.09)	N/A
US GAAP Avg Shares	23,224	9,115	2,461	2,169	N/A
US GAAP Loss per Share	($0.03)	($0.85)	($0.35)	($0.09)	N/A
US GAAP (Deficiency) Equity	($3,572)	($6,436)	$96	$258	N/A
US GAAP Total Assets	$367	$295	$193	$312	N/A

The cumulative U.S. GAAP deficit for National Gold from its inception to December 31, 2002 was (Cdn.$9,481,857).

Alamos Gold Inc.
Selected Financial Data
(in thousands and in US$, except per share data)
(unaudited)

	Nine Months Ended	Year Ended (Pro Forma)
	September 30, 2003	December 31, 2002
Income Statement Data
Revenue	$0	$0
Net Income (Loss)	($953)	($2,046)
(Loss) per Share	($0.03)	($0.20)
Dividends Per Share	$0	$0
Wtg. Avg. Shares (000)	33,106	10,336
Balance Sheet Data
Working Capital	$7,972	$401
Long-Term Debt	$1,875	$3,539
Shareholders’ Equity	$22,904	$11,879
Total Assets	$24,790	$15,796
US GAAP Net Loss	($12,605)	($14,715)
US GAAP Loss per Share	($0.38)	($1.42)
Avg Shares US GAAP	33,106	10,336
US GAAP (Deficiency) Equity	($6,295)	($1,192)
US GAAP Total Assets	$8,181	$837

Cumulative U.S. GAAP deficit from the Company’s inception to September 30, 2003 was ($25,017,110).

Unless otherwise specified, all dollar amounts in this Annual Report on Form 20-F are stated in U.S. dollars; however, certain of the information included in this Annual Report on Form 20-F is presented in Canadian dollars (“Cdn.$”).  On December 31, 2003, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was Cdn.$1.2923 equals US$1.00.  On April 23, 2004, the exchange rate of Canadian dollars into United States dollars, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was Cdn.$1.3612 equals US$1.00.

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

	Exchange Rate U.S. Dollars into Canadian Dollars
	High	Low
Month ended March 31, 2004	1.3480	1.3080
Month ended February 29, 2004	1.3433	1.3108
Month ended January 31, 2004	1.3340	1.2690
Month ended December 31, 2003	1.3405	1.2923
Month ended November 30, 2003	1.3362	1.2973
Month ended October 31, 2003	1.3481	1.3043
Month ended September 30, 2003	1.3876	1.3469
Month ended August 31, 2003	1.4100	1.3836
Month ended July 31, 2003	1.4114	1.3368

Average
Fiscal year ended December 31, 2003	$1.40
Fiscal year ended December 31, 2002	$1.57
Fiscal year ended December 31, 2001	$1.55
Fiscal year ended December 31, 2000	$1.49
Fiscal year ended December 31, 1999	$1.48

3 B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3 C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

3D.

RISK FACTORS

The operations of the Company are speculative due to the high risk nature of their business which involves the exploration of mining properties.  The following risk factors apply to the Company’s business:

The Company has a history of losses which are expected to continue for the foreseeable future

The Company was formed by an amalgamation of Alamos Minerals and National Gold on February 21, 2003.  Both Alamos Minerals and National Gold had a history of losses.  As at December 31, 2002, Alamos Minerals had a cumulative deficit under Canadian GAAP of US$7,455,252 and National Gold had a cumulative deficit of Cdn.$5,163,698.  Alamos Minerals and National Gold incurred losses during each of the following periods:

Year Ended	Alamos Minerals (in US$)	National Gold (in Cdn.$)
December 31, 2002	$440,205	$2,961,085
December 31, 2001	$367,300	$1,516,407
December 31, 2000	$3,686,210	$438,022

As of September 30, 2003, the Company had an accumulated deficit of US$8,408,424.  The Company is expected to continue to incur losses for the foreseeable future.  As of September 30, 2003, the Company had working capital of approximately US$7,971,690 to meet its liquidity needs for the foreseeable future.  Subsequent to September 30, 2003, the Company completed a private placement of units to raise an additional Cdn.$30,000,000.

The Company will require additional capital for its business plans

As of December 31, 2002, Alamos Minerals had working capital of US$866,000 and National Gold had a working capital deficit of US$24,000.  In February 2003, Alamos Minerals and National Gold amalgamated to form the Company.  On August 21, 2003 the Company completed a brokered private placement of its securities to raise net proceeds of approximately Cdn.$11,460,000.  As of September 30, 2003, the Company had cash and cash equivalents of approximately US$7,863,666 and working capital of approximately US$7,971,690 to meet liquidity needs for the foreseeable future.  Subsequent to September 30, 2003, the Company completed a brokered private placement of units to raise net proceeds of approximately Cdn.$28,200,000 (approximately US$20,717,000) on April 13, 2004. All of the Company’s properties are in the exploration stage and none have any known mineral reserves.  The Company has no revenues from operations and does not expect to generate any revenues from operations in the foreseeable future.

The Company anticipates that it will require capital for the following:

*

the Company has retained M3 Engineering and Technology Corporation, as independent consultants, to prepare a feasibility study related to its Salamandra Property at an estimated cost of US$500,000;

*

annual lease and other obligations to maintain the Company’s properties in good standing, estimated to be approximately US$251,000 in 2004;

*

an exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit estimated at approximately US$500,000;

*

other planned exploration work on the Salamandra Property budgeted for up to US$3 million in 2004; and

*

general and administrative expenses of between US$700,000 and US$900,000 during the fiscal year ending December 31, 2004.

Although the Company has sufficient capital to meet its liquidity needs to complete its current programs, the Company anticipates that it will require additional capital to fund future business activities including exploration and development of its mineral properties and such funding may not be available on acceptable terms or at all.  When required, the Company intends to raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means.  The failure of the Company to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s Salamandra project or the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  Historically, the principal source of funds available to the Company and the Predecessor Companies has been through the sale of their respective common shares.  Any further additional equity financing undertaken by the Company would cause dilution to the Company’s shareholders.

The Company’s ability to continue to operate involves a going concern risk

The Company’s auditors have included an explanatory note to U.S. readers and the Company’s financial statements contain a note expressing substantial doubt regarding its ability to continue as a going concern.  The Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. The Company has working capital of approximately US$7,971,690 as of September 30, 2003 and on April 13, 2004, completed a brokered private placement of units to raise net proceeds of approximately Cdn.$28,200,000 (approximately US$20,717,000).  The Company anticipates that it will require additional financing for further exploration and development of the Company’s Salamandra project if additional financing is not available, the Company may not be able to meet its ongoing obligations, in which case the realizable value of its assets may decline materially from current estimates.

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

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines

At present, the Company has not yet completed a feasibility study on the Salamandra Property and the Mulatos Deposit thereon.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise.  Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineral deposit,  minerals may not be discovered in sufficient quantities to justify commercial operations or sufficient funds required for development may not be obtained on a timely basis.  The economics of developing gold, copper and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company does not have producing mines at this time.  Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult

The Company’s principal project is in Mexico which is a developing country and it may be difficult for the Company to obtain necessary financing for its planned exploration or development activities in Mexico.  The Company also plans to hire some of its employees or consultants in Mexico to assist the Company conduct its operations in accordance with local laws in Mexico.  The Company also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans.  It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

The Company is involved in ongoing legal action regarding annual lease payments related to its Salamandra Property

The Company holds surface rights pursuant to the terms of the 1995 Surface Agreement, which contained provisions that permitted the Company to reduce  the surface area leased and the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000 with proper notice.  The Company attempted to reduce the annual lease payment by providing notice to the president of the Ejido Mulatos and the notice was rejected.  The Ejido Mulatos  commenced a legal action in Hermosillo, Mexico disputing the annual surface rights lease payments due to them in respect of the Salamandra Property and have made a claim to void the 1995 Surface Agreement.  A decision was rendered in August, 2003 by the Agrarian Court in Mexico in favour of the Ejido on the payment issue on the basis that the Ejido were not correctly notified of the area and price reductions and ruled the Ejido were entitled to be paid annual lease payments of US$336,972 in 2002 and US$334,375 in 2003.  The court denied the claim to void the 1995 Surface Agreement.  The Company is of the view that it is entitled to reduce the lease area under the terms of the 1995 Surface Agreement by providing proper notice to the Ejido and reduce its annual lease payments to US$53,000.  The Company is appealing the court’s decision regarding the payment award to the Ejido.  The Company has paid the judgement amounts into court pending resolution of this matter.  If the Company is unsuccessful in its appeal of this action, the funds paid into court will be released to the Ejido and the Company may be required to pay higher annual lease payments to maintain the surface rights to the Salamandra Property.

A successful challenge to the boundaries or claim against the Company’s title to the Salamandra Property could negatively impact future results of the Company

The Company has obtained title reports on the Salamandra Property, and the Company is satisfied that evidence of title to the Salamandra Property is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on that property.  There is a risk that the boundaries of the Salamandra Property could be challenged or impugned.  A successful claim that the Company does not have proper  title to all or part of the Salamandra Property could negatively impact the future results of the Company.

The Company’s business involves uninsurable risks and the Company does not have insurance for these risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks . The Company does not currently have insurance against such risks and may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

If the Company is not able to comply with all Mexican laws and regulations, this could negatively impact current or planned exploration and development activities on its Salamandra Property

The Company's exploration activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comisión National del Aqua (“CAN”), which regulates water rights, and the Mexican Mining Law.  A number of other approvals, licenses and permits are required for various aspects of mine development.  The most significant permits for the development of the Salamandra Property, other than SEMARNAP approval, are permits to extract water from the Rio Mulatos and a blasting permit, issued by the Mexican Army, to purchase, store and use explosives.  Obtaining and maintaining the necessary permits are critical to the Company’s business.  Although as of the date of this Annual Report on Form 20-F, the Company has obtained the blasting permit and the approval by the CAN of an agreement to acquire surface water rights, the Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner.  Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Salamandra Property or in any other projects that the Company becomes involved.  Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

The Company’s activities on the Salamandra Property are subject to environmental regulations

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico.  Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAP.  Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The Company must also provide proof of local community support for a project is required to gain final Manifesto Impacto Ambiental approval.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

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

The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has partially recovered from a 20 year low. As of December 31, 2003, the closing price for gold was US$415.45 per ounce.  The following table sets forth the average of the daily closing price for gold during the calendar periods indicated as reported by the London Metal Exchange:

	Year ended December 31
	2003	2002	2001
Gold (US$ per ounce)	364	310	271

The Company is in competition with other mining companies that have greater resources and experience

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties.  Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world- wide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.  The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.

The Company is subject to currency fluctuations that  may adversely affect the financial position of the Company

The Company’s functional currency is the United States dollar, which has been subject to recent fluctuations.  The Company operations are located in Mexico and many of its obligations are in pesos.  The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars and Canadian dollars and has obligations in both U.S. and Canadian dollars.  The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.6197 to US$0.7342 for one Canadian dollar in 2003 and US$0.6200 (high) to US$0.6619 (low) for one Canadian dollar in 2002.  As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company.

Directors and Officers of the Company may have conflicts of interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  The directors and officers of the Company, are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. For further information regarding other directorships of the directors and officers of the Company, please refer to Item 6A of this Annual Report on Form 20-F.  These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time.  The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

There is the possibility of significant dilution to the present and prospective shareholders

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  As an example, as of December 31, 2003, if all of the then existing warrants and share purchase options were exercised, the Company would issue an additional 8,435,330 shares.

The Company’s penny stock classification could affect the marketability of the Company’s common stock

The Company’s stock is subject to “penny stock” rules as defined in the United States Securities and Exchange Act of 1934, rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.  The Company is dependent, in particular, on its President and Chief Executive Officer, John McCluskey and its Chief of Operations, John Van De Beuken.  The Company has no written employment and/or consulting contracts with its President and Chief Executive Officer, John McCluskey or its Chief of Operations, John Van De Beuken but is in the process of negotiating employment or consulting agreements for each of these officers.  Key man life insurance is not in place on Messrs. McCluskey or Van De Beuken.  If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The lack of trading volume associated with the company’s stock reduces the liquidity of the stock for investors

The only public market for the Company’s common shares is on the TSX Venture Exchange in Canada.  There is currently no public market for the Company’s Common Shares in the United States, and the Company does not anticipate that any public market for the Company’s Common Shares will develop in the foreseeable future.  In addition, the Company’s common shares are thinly traded in Canada, and the lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.  The limited daily trading activity or fluctuations in daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market.  As an example, the average daily trading volume for month ended December 31, 2003 was 206,767 shares; for the month ended November  30, 2003, the average daily trading volume was 154,466 shares; and, for the month ended October  31, 2003, the average daily trading volume was 214,586 shares.  The average daily trading volume of the shares of Alamos Minerals for the fiscal year ended December 31, 2003, was 238,744 shares and for the fiscal year ended December 31, 2002, the average daily trading volume was only 42,636 shares.  The average daily trading volume of the shares of National Gold for the fiscal year ended December 31, 2002 was 166,171.

It may be difficult for U.S. investors to effect service of process against the Company and its officers and directors

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

*

file current reports on Form 8-K.

Consequently, the Company does not file financial statements as frequently and promptly as U.S. public companies and the Company is permitted to prepare its financial statements in accordance with generally accepted accounting principles in Canada with a reconciliation note that sets forth the material differences to generally accepted accounting principles in United States.  The disclosure standards applicable to the Company may not be comparable to the standards that apply to U.S. companies.  In addition, the Company’s officers, directors and controlling shareholders are not required to file reports and are not subject to the short-swing profit rules under Section 16 of the Securities Exchange Act of 1934, as amended.

ITEM 4.

INFORMATION ON THE COMPANY

4 A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The legal and commercial name of the Company is Alamos Gold Inc.

The Company was formed by the amalgamation of Alamos Minerals and National Gold (the “Predecessor Companies”) under the Company Act (British Columbia) (the “Company Act”) on February 21, 2003 (the “Amalgamation”) with the resulting amalgamated Company continuing under the name Alamos Gold Inc.  The Amalgamation received shareholder approval of both Alamos Minerals and National Gold on January 24, 2003 and approval of the Supreme Court of British

Columbia on February 4, 2003.  Pursuant to the Amalgamation, 39,703,264 common shares of Alamos Minerals were exchanged on a two common shares of Alamos Minerals for one common share of the Company basis and 31,453,980 common shares of National Gold were exchanged on a 2.352 common shares of National Gold for one common share of the Company basis.  Under the Company’s memorandum, its authorized capital is 1,000,000,000 common shares without par value.

The Company is domiciled in British Columbia, Canada and is a valid company in good standing and operating under the Company Act which has recently been replaced by the British Columbia Corporations Act (came into force on March 29, 2004).  The Company’s principal place of business is located at 1503 – 110 Yonge St., Toronto, Ontario, Canada M5C 1T4, telephone (416) 368-9932, facsimile (416) 368-2934. The Company through its subsidiaries has administration offices in Mexico.

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

4B.

BUSINESS OVERVIEW

The Company is a Canadian company involved in mineral exploration and development in Mexico.  The Company’s primary focus is on exploration and development of the Salamandra Property in the State of Sonora, Mexico.  See Item 4D “Property, Plant and Equipment” for further details on the Salamandra Property.  Below is a description of the principal activities of the Company and of National Gold and Alamos Minerals, its predecessors, over the past three years.

National Gold Corporation – Operations and Activities, 2000 - 2003

National Gold signed an option agreement dated November 15, 1999 with Sedex Mining Corporation to acquire an interest in the McNeil mineral exploration property in British Columbia.  Under the terms of the agreement, National Gold was to receive a 50% interest in the property in consideration for Cdn.$30,000, the issuance of 100,000 common shares of National Gold to Sedex Mining Corporation over a three year period and the incurring of Cdn.$1,000,000 in exploration expenses on the property over four years.  An additional 10% interest in the McNeil property could have been earned on completion of a feasibility study.  In November 2002, National Gold terminated this option agreement.

In September 2000, National Gold acquired an option from Craig Kennedy and Peter Klewchuk to earn a 100% interest in the Zinger property covering 22 claim units located in the Purcell Basin of southeastern British Columbia about 20 kilometres southwest of Kimberly, British Columbia.  Under the terms of the option agreement, National Gold could have earned a 100% interest in the property by expending Cdn.$750,000 on exploration work and issuing 550,000 shares of National Gold to Craig Kennedy and Peter Klewchuk over a four-year period.  In November 2002, National Gold terminated this option agreement.

In September 2000, National Gold also acquired an option to earn a 100% interest from Glen Rodgers in the Soc. Hoard 2 and 3 claims located in North-eastern British Columbia which claims were contiguous to the Zinger property.  In November 2002, National Gold terminated this option agreement.

In November 2000, National Gold acquired an option to earn a 100% interest in the Jacleg and Tac properties from Super Group Holdings Ltd., which properties consisted of 21 claims (114 Units) covering approximately 2,850 hectares in the Fort Steele Mining Division of south-eastern British Columbia.  National Gold could have earned a 100% interest in the properties by expending Cdn.$750,000 on exploration work, issuing 225,000 shares of National Gold to Super Group Holdings over a four year period and paying Cdn.$10,000.  In November 2002, National Gold terminated this option agreement.

Pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated December 21, 2000, as amended March 23, 2001 and August 21, 2001, among National Gold, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and Minera San Augusto, National Gold, through Minas de Oro Nacional, acquired a 100% interest in the Salamandra Property located in the State of Sonora, Mexico, which is now the principal property of the Company.  Minera San Augusto, Kennecott, Tenedoramex, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold subsequently entered into an Amended and Restated Assignment and Assumption Agreement effective March 23, 2001 pursuant to which Minera San Augusto assigned all of its right, interest and title under the Asset Purchase Agreement and the RTE Agreement (as defined below) to Tenedoramex and Kennecott.

Under the Asset Purchase Agreement, as amended, consideration for the acquisition of the Salamandra Property was the payment of Cdn.$11,725,014 in acquisition costs and assigned expenses, which was originally payable as follows:

(a)

the payment of Cdn.$250,000 in cash up front;

(b)

the assumption of non-interest bearing promissory notes (the “Promissory Notes”) aggregating Cdn.$2,750,000:

(i)

payment of Cdn.$1,000,000 due on the earlier of 60 days after the 6-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008.  This amount became due on August 23, 2002 and was paid by Alamos Minerals and National Gold; and

(ii)

payment of Cdn.$1,750,000 due on the earlier of 60 days after the 9-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008.  This amount became due on October 17, 2002 and was paid by Alamos Minerals and National Gold;

(c)

the assumption of two non-interest bearing debentures (the “Debentures”) for an aggregate principal of Cdn.$7,500,000 due and payable on the earlier of 90 days after the 9-month trailing average gold price equals or exceeds US$325 per ounce (the “Trigger Price”) or December 31, 2010.  The Debentures were triggered in the fall of 2002 and paid in full in January 2003;

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

(a)

2% of the Net Smelter Returns (as defined in the RTE Agreement) in respect of all Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property; and

(b)

the additional applicable percentage based upon the Gold Price (as defined in the RTE Agreement) as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all Silver and Gold Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property as follows:

Gold Price Range	Net Smelter Return Royalty 100% Basis
US$0.00/oz to US$299.99/oz	1.0%
US$300.00/oz to US$324.99/oz	1.5%
US$325.00/oz to US$349.99/oz	2.0%
US$350.00/oz to US$374.99/oz	3.0%
US$375.00/oz to US$399.99/oz	4.0%
US$400.00/oz or higher	5.0%

Sliding scale minimum quarterly advance royalty payments (the “Royalty Reserve”) of Cdn.$25,000 were due when the price of gold was equal to or less than US$275 per ounce, rising to Cdn.$150,000 per quarter if the price of gold exceeds US$375 per ounce.  As all of the financial obligations of Minas de Oro Nacional and National Gold pursuant to the Asset Purchase Agreement, the Promissory Notes and the Debentures have been satisfied in full, the obligation to make the Royalty Reserve payments has ceased.

Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional entered into a joint venture and option agreement (the “Joint Venture Agreement”) dated October 17, 2001, as amended and restated, pursuant to which Alamos Minerals acquired an option to earn up to a 50% interest in the Salamandra Property by performing the following:

(a)

paying the financial obligations of National Gold as they came due after the date of the Joint Venture Agreement under the Asset Purchase Agreement and all taxes or costs in connection with the Salamandra Property that came due after the date of the Joint Venture Agreement until Cdn.$875,000 has been paid in the aggregate, which amount included Cdn.$100,000 previously advanced by Alamos Minerals to National Gold;

(b)

using reasonable best efforts to obtain certain leach permits from the Mexican authorities not later than December 15, 2002;

(c)

incurring an aggregate of Cdn.$1,500,000 in connection with a  pre-production program (the “Pre-production Program”) within the later of 18 months from the date (the “Registered Operator Date”) that Alamos Minerals or a wholly-owned Mexican subsidiary thereof became the registered operator in connection with the Salamandra Property and June 14, 2004;

(d)

completing the Pre-production Program with the purpose of obtaining sufficient information to demonstrate the economic feasibility of the Salamandra Property, within the later of 18 months from the Registered Operator Date and June 14, 2004;

(e)

paying to National Gold Cdn.$2,000,000 on or before the later of 48 months from the Registered Operator Date and June 14, 2004; and

(f)

assuming on a joint and several basis all further obligations in connection with the Asset Purchase Agreement and providing all security interests, charges and liens required to be provided to Tenedoramex and Kennecott.

On October 17, 2002, Alamos Minerals and National Gold entered into a letter agreement (the “October 2002 Letter Agreement”) pursuant to which Alamos Minerals agreed to provide a Cdn.$675,000 convertible loan (the “Loan”) to National Gold in order for National Gold to satisfy its obligation to contribute its proportionate share of a Cdn.$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott as of the date of the Letter Agreement in connection with the Joint Venture Agreement.  As consideration for the Loan, National Gold issued a convertible note to Alamos Minerals convertible into 2,327,586 National Gold Shares for a period of 12 months.  As additional consideration for the Loan, Alamos Minerals and National Gold agreed as follows:

(a)

Alamos Minerals was deemed to have completed its Cdn.$1,500,000 expenditure obligation on the Salamandra Property pursuant to the Joint Venture Agreement;

(b)

Alamos Minerals was deemed to have completed the Pre-production Program;

(c)

Alamos Minerals was entitled, at its sole discretion and control, to administer thereafter all programs referred to in the definition of “Social Costs” under the Joint Venture Agreement;

(d)

Alamos Minerals, and not National Gold, was entitled to charge the applicable 2.5% management fee in respect of such payments for “Social Costs” and would receive a credit against its required expenditures in the Joint Venture Agreement for such management fee;

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

On January 30, 2003, National Gold entered into a guarantee with H. Morgan & Company pursuant to which National Gold guaranteed (the “Guarantee”) the repayment of a Cdn.$5.7 million loan to Alamos Minerals, which loan proceeds were used to prepay in full the Debentures under the Asset Purchase Agreement.  National Gold also entered into a general security agreement with H. Morgan & Company dated January 30, 2003 granting a security interest in its personal property as security for the Guarantee.   As additional security, National Gold entered into a Share Pledge Agreement dated January 30, 2003 with H. Morgan & Company pursuant to which National Gold agreed to pledge its common shares of Minas de Oro Nacional to H. Morgan & Company.  Albert Matter entered into a Share Pledge Agreement dated January 30, 2003 pursuant to which Mr. Matter agreed to pledge the one common share of Minas de Oro Nacional held in his name for the benefit of National Gold as further additional security. This one share of Minas de Oro National was assigned to Chester Miller, a former director of the Company until November 14, 2003, following the amalgamation of Alamos Minerals and National Gold.  Documentation has been prepared for the assignment of one share of Bienvenidos and one share of Minas de Oro National from Chester Millar to John McCluskey, the President and CEO of the Company following the resignation of Chester Millar from the board of the Company.  The terms of the loan from H. Morgan & Company to Alamos Minerals are described under “Alamos Minerals Ltd. – Operations and Activities, 2002 – 2003” below.

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

In the first quarter of 2000, Alamos Minerals established a 20,000 tonne leaching facility at the San Antonio project and by the end of the third quarter of 2000, had spent US$709,000 on the project.

Alamos Minerals experienced a problem with poor percolation in the heap and, with less than expected tonnages and grades amenable to open pit mining, Alamos Minerals subsequently decided to terminate its interest in the San Antonio project.  All deferred costs were written off as of December 31, 2000.  Alamos Minerals received an aggregate of US$69,504 in 2000 and US$146,474 in 2001 from the sale of gold obtained from the test leaching operations conducted on the San Antonio Property.

Alamos Minerals also had a 34.4% interest in certain other properties in Peru and Mexico which were written off in 2000.

Alamos Minerals then began seeking suitable opportunities in Mexico, and in July, 2001, Alamos Minerals entered into a Letter of Intent with National Gold whereby the two corporations indicated their interest to merge.  In October of 2001, Alamos Minerals and National Gold, terminated their merger plans, as the Directors of Alamos Minerals considered the proposed merger terms not be beneficial to Alamos Minerals at the time.  The parties instead entered into the Joint Venture Agreement in respect of the Salamandra Property as more fully disclosed under Item 4B Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2002.

In late 2001 and early 2002, Alamos Minerals conducted a small drilling program on the Mulatos deposit on the Salamandra Property designed to find and accurately identify a suitable quantity of near-surface ore that could be used for the an initial bulk mining leach test.  Results indicated little near-surface mineralization.

On October 17, 2002, Alamos Minerals and National Gold entered into the October 2002 Letter Agreement pursuant to which Alamos Minerals agreed to provide a Cdn.$675,000 convertible loan to National Gold in order for National Gold to satisfy its obligation to contribute its proportionate share of a Cdn.$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott in connection with the Joint Venture Agreement.  Please refer to Item 4B Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2002 for additional information regarding the October 2002 Letter Agreement.

On October 23, 2002, National Gold and Alamos Minerals entered into the letter agreement pursuant to which the parties agreed to merge to form the Company.  Pursuant to the terms of the letter agreement, every two outstanding common shares of Alamos Minerals were to be exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were to be exchanged for one common share of the Company.  National Gold and Alamos Minerals subsequently entered into the Amalgamation Agreement dated December 16, 2002 that superseded the October 23, 2002 letter agreement.

On January 31, 2003, Alamos Minerals borrowed Cdn.$5,701,000 from H. Morgan & Company (the “Loan”), which Loan is repayable in full on February 28, 2008.  Interest is payable on the Loan at a rate of 12% per annum, and Alamos Minerals had the right to prepay up to 50% of the Loan on 30 days’ prior written notice.  Alamos Minerals could also prepay any amount of the principal of the loan after January 30, 2005.  The proceeds of the Loan were used to repay the Debentures issued pursuant to the Asset Purchase Agreement relating to the Salamandra Property. Alamos Minerals entered into a general security agreement with H. Morgan & Company dated January 30, 2003 granting a security interest in its personal property as security for the Loan.  As additional security for the Loan, Alamos Minerals entered into a Share Pledge Agreement dated January 30, 2003 with H. Morgan & Company pursuant to which Alamos Minerals agreed to pledge its common shares of Bienvenidos to H. Morgan & Company.  Chester Millar, the Chairman and President of the Company, entered into a Share Pledge Agreement dated January 30, 2003 pursuant to which Mr. Millar agreed to pledge the one common share of Bienvenidos held in his name for the benefit of Alamos Minerals as additional security for the Loan.  Following the resignation of Mr. Millar from the board of the Company, documentation has been prepared for the assignment of this one share of Bienvenidos to John McCluskey, the President and CEO of the Company.

On February 21, 2003, National Gold and Alamos Minerals amalgamated to form the Company.

The Company – Activities Since February 21, 2003

On July 25, 2003 the Company engaged M3 Engineering and Technology Corporation to complete an independent feasibility study at an approximate cost of US$500,000 to determine the feasibility of developing a mine capable of sustaining a rate of production of 100,000 ounces per year on the Mulatos deposit. Although the Company hopes to complete the feasibility study in April 2004, the timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.  As a result, the Company cannot say with certainty when the feasibility study will be completed.  The design and costing of various components were underway and the mineable quantities of ore and waste were being calculated under various possible working conditions.

On August 21, 2003 the Company completed a private placement of 8.5 million units of the Company at a price of Cdn.$1.45 per unit each unit consisting of one common share and one half of one share purchase warrant with each whole warrant exercisable at a price of $1.75 to purchase one additional common share of the Company.  The Company received net proceeds of approximately Cdn.$11,460,000 from the sale of the units.

The Company holds surface rights pursuant to the terms of the 1995 Surface Agreement, which contained a provision that permitted the Company to reduce the surface area leased and the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000 with proper notice.  The Company attempted to reduce the annual lease payment by providing notice to the president of the Ejido Mulatos and the notice was rejected.  In August 2003, the Ejido Mulatos obtained a judgement from an Agrarian Court in Mexico in respect of a legal action in Hermosillo, Mexico disputing the annual surface rights lease payments due to them in respect of the Salamandra Property.  The court ruled that the Ejido were entitled to be paid US $336,972 in the year 2002 and US $334,375 in the year 2003.  The court denied their claim to void the 1995 Surface Agreement.  The Company has appealed the decision and is of the view that it is entitled to reduce the leased area and yearly payments by providing proper notice. The appeal is still pending but further communications are underway with the Ejido to try to resolve the dispute.

Following the amalgamation of the Predecessor Companies, the loan of Cdn.$5,701,000 from H. Morgan & Company is now an obligation of the Company.  Interest is payable on the loan at 12% per annum.  During the quarter ended September 30, 2003, the Company repaid 50% of the loan and accrued interest and is entitled to prepay any amount up to the total amount of the principal of the loan after January 30, 2005.

The Company has conducted approximately US$150,000 of exploration work during the last calendar quarter of 2003 on the Salamandra Property and up to a US$500,000 exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit mineral resource (located on the Salamandra Property). As of December 31, 2003, the 15 hole drilling program was completed on the Estrella Zone of Mulatos and additional drilling is planned to commence on other significant targets of the Salamandra Property in 2004. The results of the 15 hole drilling program demonstrated significant intercepts of gold mineralization higher than the average grade of the deposit. See Item 4D “Property, Plant and Equipment” for further information on the drill hole composite results. The Company also plans to systematically test the entire Salamandra Property over a number of years.

On November 18, 2003, the Company received a letter from the British Columbia Securities Commission (“BCSC”), following a continuous disclosure review of the Company’s public disclosure documents. The Company has rectified the continuous disclosure deficiencies raised by the BCSC and has agreed to file a feasibility study or new technical report in compliance with NI 43-101 following completion of the feasibility study by M3 Engineering and Technology Corporation, which is scheduled for completion in April, 2004.

Chester Millar resigned as director and President of the Company on November 25, 2003 Stephen Stine resigned as a director and the Chief Operating Officer of the Company on November 12, 2003.  On November 14, 2003, John McCluskey was appointed President of the Company and John Van De Beuken was appointed as Vice President and Chief of Operations. On November 27, 2003 Leonard Harris was appointed as a director of the Company. On January 22, 2004 Nerio Cervantes resigned as Chief Financial Officer of the Company and on February 12, 2004 Jon Morda was appointed Chief Financial Officer of the Company.

On April 13, 2004, the Company completed a private placement of 10.0 million units at Cdn.$3.00 per unit, each unit consisting of one common share and one-half share purchase warrant, each whole warrant exercisable to purchase one additional common share at Cdn.$3.50 per share for a period of two years.  The Company received net proceeds of approximately Cdn.$28,200,000 (approximately US$20,717,000) in connection with the private placement.

4 C.

ORGANIZATIONAL STRUCTURE

The following diagram sets forth the Company’s inter-corporate relationships with its active subsidiaries including the jurisdiction of incorporation or organization and the Company’s respective percentage ownership of each company.

(1)

One of the 50,000 outstanding shares of Minera Bienvenidos, S.A. de C.V. is held in the name of Chester Millar, a former director or the Company, for the benefit of the Company.  Following the resignation of Mr. Millar from the board of the Company, documentation has been prepared to assign this one share of Bienvenidos to John McCluskey, the President and CEO of the Company.

(2)

One of the 50,000 outstanding shares of Minas de Oro Nacional S.A. de C.V. is held in the name of Chester Millar for the benefit of the Company.  Following the resignation of Mr. Millar from the board of the Company, documentation has been prepared to assign this one share of Minas de Oro Nacional to John McCluskey, the President and CEO of the Company.

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

The Company is an “exploration stage company”, as all of the Company’s properties are currently in the exploratory stage of development.  In order to determine if a commercially viable mineral deposit exists in any of the Company’s properties further geological work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.

The Company’s primary focus is on the Salamandra Property in the State of Sonora, Mexico.

SALAMANDRA PROPERTY

A large portion of the following information on the Salamandra Property has been extracted from a report (the “Behre Dolbear Report”) prepared for Alamos Minerals entitled “Qualifying Report in the Salamandra Gold Property, Sonora, Mexico” dated June 25, 2002 prepared by Behre Dolbear & Company Ltd. (“Behre Dolbear”).

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

The Salamandra Property includes the Mulatos deposit and seven satellite gold systems known as El Halcon, La Yaqui, Los Bajios, El Jaspe, La Dura, Cerro Pelon, and El Carricito.  The property consists of 23 exploitation concessions, with an area of 12,835.7 hectares, seven exploration concessions with an area of 4,220.2 hectares and two new concessions known as Ostimuri 2 and Carboneras 3 with an area of 2,212.2 hectares, as listed in the following table (the “Concessions”).

Concession Name	Type	Title Number	Area (ha)	Expiration Date
Bety	Exploitation	191273	453.7	18-Dec-2041
Carolina	Exploitation	191272	347.0	18-Dec-2041
San Miguel 1	Exploitation	191139	16.7	18-Apr-2041
San Miguel 2	Exploitation	195438	20.3	13-Sept-2042
La Central	Exploitation	196111	96.0	22-Sept-2042
La Central No. 1	Exploitation	196108	81.3	22-Sept-2042
Continuación de Virgencita	Exploitation	190634	100.0	28-Apr-2041
San Carlos	Exploitation	196112	9.0	22-Sept-2042
El Victor de Mulatos	Exploitation	196110	18.0	22-Sept-2042
	Exploitation	191271	290.0	18-Dec-2041
Nuevo Mulatos	Exploitation	180600	30.0	12-Jul-2037
La Salamandra Fraccion 1	Exploitation	212185	8072.7	29-Aug-2048
La Salamandra Fraccion 2	Exploitation	212186	1161.5	29-Aug-2048
La Salamandra Fraccion 3	Exploitation	212187	604.0	29-Aug-2046
Mirtha	Exploitation	206755	470.3	11-Mar-2048
Tequila	Exploitation	206724	18.7	11-Mar-2048
Alejandra	Exploitation	217765	406.9	12-Aug-2052
Capulin 2	Exploitation	217556	12.0	15-Jul-2052
San Lorenzo	Exploitation	210493	60.0	7-Oct-2049
San Lorenzo	Exploitation	211573	15.6	15-Jun-2050
El Jaspe	Exploitation	209714	78.0	15-Jul-2052
El Marrano	Exploitation	217518	434.0	15-Jul-2052
La Estrella	Exploitation	217206	40.0	24-Jul-2052
			12,835.7
El Carricito	Exploration	206895	2176.8	04-Apr-2004
El Carricito 2	Exploration	212507	100.0	30-Oct-2006
Cerro Pelon	Exploration	213670	500.0	07-Jun-2007
Cerro Pelon 2	Exploration	214866	500.0	03-Dec-2007
Los Compadres	Exploration	218820	10.0	21-Jan-2008
Carboneras	Exploration	220715	801.4	29-Sep-2009
Carboneras 2	Exploration	221518	132.0	18-Feb-2010
Ostimuri 2	Exploration	N.A..(1)	482.7	N.A..(2)
Carboneras 3	Exploration	N.A..(1)	1,729.5	N.A..(2)
			6,432.4
TOTAL			19,268.1

(1)

Information is pending.

Mineral Rights

Mineral rights for all of the concessions comprising the Salamandra Property are controlled by Minas de Oro Nacional, a wholly-owned subsidiary of the Company.

In Mexico, individuals or companies may register a mining exploration claim, which is valid for a non-renewable term of six years.  Each mining claim must be legally surveyed and is subject to an annual tax for the mining rights and as well, a certain amount of work must be done annually; proof of which must be filed each year with the proper authorities.  Failure to perform the required work and file the receipts, can lead to the claim being invalidated.  The amount of the tax on mining exploration rights (“impuestos”) and work required (“comprobaciόn de obras”), increases with each passing year.

At the end of six years, application must be made to change the title to an exploitation concession, with such title being valid for a renewable term of 50 years (subject to certain conditions).  On the conversion to exploitation, the size of the concession can be reduced to cover only the economic mineral occurrence.  Again, there is an annual tax for the mining rights as well as a requirement that a certain amount of investment be made in the concession.  During exploitation, smelter receipts can be produced in the amount of the work required, if so desired.  As with the exploration phase, the annual tax increases each year until the fifth year when it then becomes a fixed amount annually.  In the exploitation phase, the work requirement is strictly based on concession size and does not change, except when the government adjusts the amount to account for inflation.

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

Concession Type	2003 Concession Taxes (US$)(1)
Exploration Concessions	$6,068
Exploitation Concessions	$190,661
Total:	$196,729

(1)  Approximately 50% of the 2003 mining taxes were paid in January, 2003 and the remainder was paid in July, 2003.

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

The 1995 Surface Agreement defines areas to be used for exploration and exploitation, and covered 2,630.5 hectares of land, of which 630 hectares are designated for exploitation and 2,005.5 hectares for exploration.  Minas de Oro Nacional is now responsible for the lease payments and surface rights land boundaries can be adjusted as required to suit the project’s requirements.  Annual lease payments were initially set at US$225/ha for exploitation and US$75/ha for exploration.  These rates are adjusted annually for the inflation rate in the United States. The exploitation lease payments for the year 2002 were based on 352 hectares for a total cost of Cdn.$84,525.  The Company anticipates that the 352 hectares area will be sufficient for the next 2 to 3 years.

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

In January 1995, a lawsuit was filed by a group of Mulatos ejidatarios, seeking a renegotiation of the November 26, 1992 and January 16, 1994 agreements.  While the earlier agreements were superseded by the 1995 Surface Agreement, the group refused to withdraw the lawsuit on the basis that a group of 13 ejidatarios were not in agreement with the 1995 Surface Agreement.  The Agrarian Tribunal found in favour of Minera San Augusto regarding the lawsuit in 1999.  This decision was appealed to the Circuit Court, which subsequently rendered a decision confirming the decision of the lower level court.  The plaintiffs had the right to object to the decision on March 30, 2000 of the Circuit court by June 19th of 2000, but failed to do so.  The relationship between Minera San Augusto and the group of 13 ejidatarios was complicated.  Select individuals from the group of 13 had denied Minera San Augusto access to select areas away from the Mulatos deposit but covered by the lease agreement.  The actions had minor impacts on exploration efforts and did not affect the Mulatos deposit area.

There are provisions under the 1995 Surface Agreement that allow for the reduction of the amount of land to be utilized under the lease after the fifth anniversary of the agreement upon Minas de Oro Nacional giving notice to the Ejido Mulatos.  The effect of such an election would be to reduce the annual lease payments to the Ejido Mulatos from approximately US$330,000 to US$53,000.

In early January 2002, National Gold attempted to deliver such an election notice and the reduced payment to the president of the Ejido Mulatos, but the president did not accept such delivery.  On January 15, 2002, after having failed to find another member of the Ejido Mulatos to whom the payment and notice could be given, National Gold deposited the payment and notice with the Agrarian Tribunal.  On January 25, 2002, a new board was appointed to represent the Ejido Mulatos.  On National Gold’s motion, the Agrarian Tribunal held a hearing on March 18, 2002, for the Ejido Mulatos to either accept the payment reduction or to show cause why it should not accept it.  At the hearing, the Ejido acknowledged that the 1995 Surface Agreement was in good standing, but rejected National Gold’s right to make the reduced payment on the basis that such a reduction could only be effected by mutual agreement.  In August 2002, the Agrarian Tribunal declined to decide the issue and declared that such matter would have to be decided through the court process.  In August 2003, the Ejido Mulatos obtained a judgement from the Agrarian Court in respect of a legal action in Hermosillo, Mexico disputing the annual lease payments due to them. The court ruled that the Ejido were entitled to be paid US $336,972 in the year 2002 and US $334,375 in the year 2003.  The court denied their claim to void the 1995 Surface Agreement.  The Company has appealed the decision and is of the view that it is entitled to reduce the area and corresponding yearly payments by providing proper notice.  It is possible that the appeal may not be successful or that the corresponding yearly payments cannot be reduced resulting in increased expenses to maintain the surface rights to the Salamandra Property.  The appeal is still pending but further communications are underway with the Ejido to try to resolve the dispute.

Potential Environmental Liabilities

At the Salamandra Property, only the Mulatos deposit has been evaluated to the point where potential environmental liabilities have been identified.  Mulatos has potential environmental liabilities, which would be similar to many open-pit heap leach gold operations.  These include:

*

Acid Rock Drainage (“ARD”)

*

Cyanide Containment and Handling

*

Potential Contamination of local water courses

*

Dust

*

Noise

*

Mercury contamination from mining by “garimperos” (or independent small scale miners)

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

A number of species of fish exist nearby Rio Mulatos and the Arroyo Mulatos.  A fisheries study performed for Minera San Augusto concluded that aquatic life, particularly in the Arroyo Mulatos, has been impacted by both the village of Mulatos and old mining activity.  One species of fish found in the fishery study was the “Mexican Stoneroller” which is listed as being in danger of extinction.  Given these findings, Minera San Augusto had been careful to include sediment ponds and seepage collection ponds in their planning, to ensure that any future impacts on the local fishery are minimized.

A certain level of dust and noise are inherent in any mining operation.  At Mulatos, these factors, along with flyrock and blast vibration, need special consideration due to the proximity of the village of Mulatos to the proposed open pit.

Independent small scale miners or garimperos have been active in the Arroyo Mulatos, extracting gold with the method of amalgamation, which uses mercury.  Elevated levels of mercury have been detected in the sediments in the Arroyo Mulatos.  It is expected that some remediation of these sediments will be undertaken in conjunction with any proposed mining operation.

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

As of the date of this Annual Report on Form 20-F, the Company has obtained the explosives permit.  In March 2004 Minas de Oro Nacional obtained from the Comision Nacional Del Aqua the approval of an agreement to acquire surface waters rights in the amount of 1,500,00 cubic meters per year, to be drawn from the Rio Mulatos.  These rights, which are granted in perpetuity, provide sufficient capacity to support water requirements to the Salamandra Property’s Mulatos project throughout the life of the mine.

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

Power

A study on the Salamandra Property’s Mulatos deposit in 1997 (the “Study”) envisioned using power supplied by the Comisión Federal de Electricidad (“CFE”) from the El Novillio hydroelectric dam located northwest of the project site for mining and processing purposes.  A new 130 km long 115 kV transmission line was envisioned by the Study to be constructed from the dam to the project site.  More work is needed to determine if a mining operation would use this or some other power sources.

Water

In Mexico, water rights are managed by the Comisión National del Aqua (“CNA”).  According to Mexican water rights legislation, all users, whether individuals or companies, must pay for the right to use national waters regardless of how the rights were obtained, with the rates being determined by the availability of water and the method of extraction.

The project’s main water consumer will be the heap leach facility.  The 1997 Study envisioned using an estimated average annual consumption of 45.6 litres/second (723 US gallons/minute) due to evaporation and water retained within the heap as a result of heap irrigation.  In addition to make-up water used for the heap leach facility, the Study called for the open-pit will consume water for dust control with the camp consuming water for domestic purposes.  Average annual consumption for all purposes was estimated at 58.8 litres/second (932 US gallons/minute), with maximum estimated consumption being in the month of June at 100.2 litres/second (1,588 US gallons/minute).

In accordance with the Study, the project’s source of water was to be the Rio Mulatos with water withdrawn east of the proposed open-pit and pumped to a water storage reservoir on the Arroyo Mulatos, above the proposed open pit.  A dam was to have been built across the Arroyo Mulatos to create this reservoir, which needs to have a storage capacity of about three months to ensure water supply during the driest months of the year when the Rio Mulatos would not be able to supply sufficient water for the project as proposed by the Study.   In March 2004 Minas de Oro Nacional obtained from the Comision Nacional Del Aqua the approval of an agreement to acquire surface waters rights in the amount of 1,500,00 cubic meters per year, to be drawn from the Rio Mulatos.  These rights, which are granted in perpetuity, provide sufficient capacity to support water requirements to the Salamandra Property’s Mulatos project throughout the life of the mine.

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

Location of Facilities

While the topography in the project area can be severe, there is still sufficient room to locate all planned facilities for mining of the Mulatos deposit.  The 1997 Study called for the waste dump to be located in the Pelon Valley, located approximately 2.5 km south of the open pit.  The heap leach pad was to be located in a wide valley approximately 3 km to the southwest of the open pit.  It is anticipated that the potential smaller scale mining operating being investigated would not need all of this area at least for the first few years.

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

Exploration has been carried out by Placer Dome on behalf of Minera San Augusto since 1993.  A prefeasibility study was completed for the project in December 1995.  In 1996, the shareholders decided to complete a feasibility study, which was finished in June of 1997, resulting in a positive production decision. It was subsequently decided to put the project on hold due to low gold prices.  The feasibility study economics on the entire Mulatos deposit were marginal with a gold price below US$300 per ounce.  In addition, the Estrella Zone, the core of the Mulatos deposit, was too small for Placer Dome and Kennecott, and split ownership of the Salamandra Property left the size of the project insufficient for either party to proceed aggressively.  As a result, Placer Dome and Kennecott decided to sell the property in early-1999, leading to National Gold’s involvement. See Item 4B “Business Overview”, subsection “National Gold Corporation – Operations and Activities, 2000 – 2003” for further discussion of the National Gold’s acquisition of the Salamandra Property.

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

Drilling

In late 2001 and early 2002, Alamos Minerals conducted a drilling program on the Estrella Zone of the Mulatos deposits, not for exploration but rather to determine if ore outcropped and to identify the dimensions and grade of the surface, or near surface mineralization or for a bulk heap leach test.  The results of this exploration work did not indicate sufficient near surface mineralization for a bulk heap leach test and consequently the Company decided not to conduct a heap leach test.

Previous to this drill program, a total of 511 drill holes had been completed with a total drilled length of 96,124 metres.  Core drilling consists of 34 percent of the total drilled length. These holes were drilled by MRA (23.5 percent), Kennecott (15.4 percent) and Placer Dome (61.1 percent) during the period from 1986 to 1998.

Sampling Programs Conducted on the Mulatos/Escondida Deposits
Program Description	Year	Contractor	# of Holes	Length (m)	Sampling Interval (m)
Reverse Circulation Drilling
MRA “M” Series	1987 – 1990	MRA	121	20,688	3.00
Kennecott “K” Series			66	14,780	1.52
Placer “P” Series – Phase 1	1993 – May 1994	Dateline	20	3,447	1.52
Placer “P” Series – Phase 1	1993 – May 1994	Drilling Services	36	7,742	1.52
Placer “P” Series	1993 – May 1994	Dateline	13	2,187	1.52
Placer “P” Series	After May 1994	Drilling Services	37	7,475	1.52
Placer “NE” Series	1996	Layne, Boytec	29	4,287	1.52
Placer “98EI” Series	1998	Layne	14	2,495	1.52
		Total	336	63,101
Core Drilling
MRA “M” Series	1986	Unknown	11	1,928	3.00
Placer “PD” Series – Phase 1	1993 – May 1994	Major Drilling	14	3,540	1.52
Placer “PD” Series	After May 1994	Major Drilling	74	14,186	1.52
Placer “96PM” Series	1996	Major Drilling	13`	2,273	1.52
Placer “97RE” Series	1997	Major Drilling	43	7,373	Variable
Placer “98EE” Series	1998	Layne	11	2,437	Variable
Placer “98EI” Series	1998	Layne	9	1,286	Variable
		Total	175	33,023
Drift Round Sampling
MRA Underground Program	1986	MRA	N/A	1,061	1.5
Underground Channel Sampling
1994 Program	1994	COMYCSA	N/A	297	1.52
1996 Program	1996	Treas Hermanos	N/A	697	1.52
Total				98,179

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

Mineral Resource

Grade Estimation and Validation for Mulatos Deposit:

Placer Dome’s resource estimate at various cutoff gold grades for the Mulatos model area is summarized below:

Placer Dome’s Resource Estimate for the Mulatos Model Area
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

As at December 31, 2003, the Company completed a 15-hole underground core-drilling program designed to test high-grade structural zones recently identified in the Cerro Estrella portion of the Mulatos deposit.  The drill hole results demonstrated significant intercepts of gold mineralization higher  than the average grade of deposit.  Strict sampling and QA/QC protocol were followed including use at the same sampling procedures and standards used in previous Placer Dome drilling programs.

As of December 31, 2003, the following are the drill hole composite results from the first nine holes of the 15 hole underground core-drilling programs to test the Cerro Estrella portion of the Mulatos deposit:

NOPAL UNDERGROUND CORE HOLES COMPOSITE RESULTS
Drill Hole (azimuth/ inclination)	Total Depth	From	To	Inter- val	Gold g/t	Lithology/alteration/ oxidation
NP03-02 (050/0) Includes:	237.33	0 56.25 86.65 167.42	31.93 230.68 107.93 187.0	31.93 174.43 21.28 19.58	1.47 1.995 3.1 5.15	0-139m Rhyodacite porphyry, strong vuggy silica alteration, moderately to strongly oxidized. 139-237.3m Rhyodacite porphyry, strongly argillized, unoxidized; silicified 162.1-173.2, 202.3-212.5
NP03-03 (240/+20)	102.05	0	102.5	102.5	3.01	Rhyodacite porphyry, strong vuggy silica, strong pervasie oxidation.
NP03-04 (240/+20 Includes)	99.75	0 41.04	92.75 51.68	92.75 10.64	3.58 16.27 (uncut)	0-71.8 Rhyodacite porphyry, vuggy silica alteration, moderate-strong oxidation. 71.8-99.75 moderate to strong silicic alteration and oxidation.
NP03-08 (050/+20)	107.05	0 16.74 94.01	12.18 91.69 107.50	12.18 74.95 13.49	2.47 1.78 1.3

0-65 Rhyodacite porphyry, strong vuggy silica alteration and pervasive oxidation.
65-71.7 strong vuggy silica alteration, fracture-controlled oxidation, fracture-controlled oxidation. 71.7-107.5 strong advanced argillic alteration, unoxidized.

Drill holes NP03-02 and NP03-04 were drilled in opposite directions from the same site and reflect a 124 meter width across the main Cerro Estrella structural zone and a 174 meter width across the Cerro Estrella North zone at the Nopal adit level, with a 24m low-grade zone separating the two zones. Intercept widths are believed to be roughly reflective of true zone widths at the Nopal level elevation. Hole NP03-08 was designed to test for structural zones subsidiary to the main target zone, but only encountered mineralization slightly above average grade. Oxidation was greater than predicted, however. A 0.5g/t cut-off grade was used for calculation of composite intervals.

Drilling results to date appear to confirm the concept of higher-grade gold concentrations within broad structural zones. They also demonstrate pervasive oxidation and vuggy silica alteration exists to a greater extent than is indicated by the Placer Dome model likely because the structural zones were not only conduits for primary mineralization but also secondary oxidation. A potentially significant increase in oxide mineralization may result from the underground drilling results, due to better definition of oxidation distribution. The original extent of gold mineralization as indicated in the Placer model is also confirmed by the first four holes.

NOPAL/CANTIL UNDERGROUND CORE HOLES COMPOSITE RESULTS
Drill hole (azimuth/ inclination)	Total depth	From	To	Interval (m)	Gold g/t	Lithology/ Alteration/ Oxidation
NP03-01 (240/+25) Includes:	129.3	0 3.05	114.74 29.06	114.74 26.01	3.05 6.47 (uncut) 5.20 (cut to 34 g/t)

0-79.85m Rhyodacite porphyry, strong advanced argillic alteration, unoxidized.
79.85-110m Rhyodacite porphyry, strong vuggy silica alteration, strongly oxidized, 110-129-3 volcaniclastic conglomerate, strongly argillized.

NP03-05 (240/0)	100.05	0 53.21	47.13 86.65	47.13 33.44	47.13 1.97	0-100.5m Rhyodacite porphyry, strong advanced argillic alteration with local silicified zones, unoxidized
NP03-06 (240/-20) Includes:	106.1	0 32.12 70.37	102.5 40.97 76.49	102.5 8.85 6.94	5.45 11.76 29.25 (uncut) 22.96 (cut to 34 g/t)	0-12.8m Rhyodacite porphyry, moderate to strong silica alteration, moderately to strongly oxidized. 12.8-102.5m Rhyodacite porphyry, strong-intense vuggy silica alteration, strongly oxidized.

Drill holes NP03-O1, NP03-O5, NP03-06, NP03-07 were drilled in the main Cerro Estrella structural zone and substantiate the concept of higher-grade gold concentrations within broad structural zones. NP03-06, NP03-03, and NP03-04 (previous release) and NP03-O1 and NP03-OS are fan holes that demonstrate mineralization continuity a minimum of 75m vertically within the zones. Forthcoming holes will provide intercepts at higher elevations. Highest-grade intercepts in NP03-06 include 3.1m at 48.25 g/t (uncut) and 1.Sm @ 34.9 g/t.

Drill hole CT03-03 is significant in that it was drilled in the northern portion of the Cerro Estrella area and tests a separate structural zone. CT03-03 assay results indicate a width of +3 g/t gold mineralization approximately twice that predicted by the previous model. Intercept widths are believed to be roughly reflective of true zone widths at the Nopal level elevation. A O.Sg/t cut-off grade was used for calculation of composite intervals, with only a single LSm interval of sub-0.5 g/t material allowed within a composite interval.

The Mulatos underground drilling program is being carried out under the direction of Ken Balleweg, BSc. Geological Engineering, MSc Geology. Mr. Balleweg is the Company’s Exploration Manager and the Qualified Person as that term is defined in NI 43-101.  Strict sampling and QA/QC protocol are followed, including use of the same sampling procedures and standards used in previous Placer Dome drilling programs. Sample intervals are LS m, except to accommodate geologic contacts. The NQ2 core is cut on site, and half sent to BSI Inspectorate Laboratories in Reno, Nevada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. All remaining holes have been processed and shipped for analysis. Assay results from the remaining holes were determined not to be material by the Company.

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

Planned Mining Operations

In July 2002, National Gold retained Pincock, Allen & Holt to prepare a preliminary assessment and scoping study for the Estrella Development Alternative, a smaller, scaled-down development plan that focuses on the selective open pit mining of the higher grade core (Estrella Zone) of the Mulatos deposit mineral resource as an alternative to the Placer Dome development concept, the latter involving the entire Mulatos deposit mineral reserve.

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

Pincock, Allen & Holt have estimated the mine life to be 12 years with the nominal production rate during the first seven years of operation to average 110,000 ounces of gold per year, and to systematically decline due to an anticipated reduction of head grade to 90,000 ounces of gold per year from year eight through to the end of the productive mine life in year twelve.  Approximately 1.2 million ounces of gold would be produced from ore-grade material.

An updated feasibility study and development plan was prepared in 1999 by Placer Dome and included mining of the Escondida deposit.  The Escondida deposit was discovered in 1997/1998 and is located just to the north and east of the Estrella Zone.  The Escondida deposit has not been included in the resource estimate for the Preliminary Assessment because the database of that deposit needs to be reviewed further.  Also, the Escondida deposit is 500 meters from the cemetery that belongs to the town of Mulatos and therefore further consideration is required prior to deciding on whether or not to include it in the future mine plan.  The Behre Dolbear Report states that the Escondida deposit would be mined in the later stages of the project and contains 2.34 million tonnes at a grade of 1.51 grams of gold per tonne and 88,000 ounces of recoverable gold.  Inclusion of the Escondida deposit into the development plan is an area of future study to determine its overall impact on the project.

Under the Preliminary Assessment, material would be processed using standard industrial crushing and cyanide heap leaching technology to recover the gold.  Metallurgical testing indicates that gold recoveries by heap leaching should average 67 percent over the life of the project and will range from 55 percent for high sulfide material to over 90 percent for the oxidized material that is the most amenable to heap leaching.  Additional metallurgical testing should be performed to determine if finer crushing could result in higher recoveries.

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

Total initial capital cost of the Estrella Development Alternative is estimated to be approximately US$40 million that includes US$3 million of working capital.  Sustaining capital will total about US$10 million for the remaining operating life of the mine and closure costs are estimated to be about US$5 million.  The remaining property acquisition cost will be about US$5 million.  On-site operating costs will be approximately US$6.33 per tonne of ore processed.

The conceptual plan detailing the Estrella Development Alternative in the Preliminary Assessment forecasts total production of 1,216,000 ounces of gold over a productive mine life of 12 years and a cash operating cost of about US$169 per ounce of gold produced. Initial project capital cost is equal to about US$34 per ounce of gold produced.

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

The British Columbia Securities Commission (the “BCSC”) has advised the Company that the Pincock Allen & Holt report does not comply with the requirements of NI 43-101, consequently, the Company does not meet the requirements of a “qualifying issuer” under Multilateral Instrument 45-102.  However, the BCSC does not require the Company to file an amended technical report because the Company has now commissioned a feasibility study to be completed by M3 Engineering and Technology Corporation.  The purpose of the study is to determine the feasibility of developing a mine capable of sustaining a rate of production of at least 100,000 ounces of gold per year on the Mulatos Deposit.  The estimated cost of this feasibility study is US $500,000 and it is scheduled for completion in April 2004.

Planned Exploration on the Salamandra Property

The Company believes that there is a potential for discovery of additional ore bodies on the Salamandra Property, as seven satellite deposits have been identified on the property.  El Victor is immediately adjacent to the Mulatos deposit, and presents an important exploration target.  Six drill holes located at El Victor have shown ore grade mineralization in samples taken.  Additional work needs to be completed before a resource estimate can be formulated.  The Company’s exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit is estimated at US$500,000.  The Company also plans to systematically test the entire Salamandra Property over a number of years.  While the various exploration targets that are already defined were prioritized in 2003, the natural starting point for exploration work in 2003 was in the Mulatos deposit area.  The Company believes that a potential exists to define additional resources both within and external to the existing reserve base, which could potentially benefit the feasibility program under way.  The Company  has budgeted up to US$3 million to conduct other planned exploration work on the Salamandra project in 2004.  As at December 31, 2003, the 15 hole drilling program on the Estrella Zone of the Mulatos deposit was completed in connection with a feasibility study being prepared on the Mulatos deposit area by M3 Engineering & Technology Corporation scheduled for completion in April 2004.

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

ITEM 1.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Operating and Financial Review and Prospects is described below for the Company and each of the Predecessor Companies.

5 A.

OPERATING RESULTS

Overview of the Company

On February 21, 2003, Alamos Minerals and National Gold (the “Predecessor Companies”) amalgamated to form the Company.  For accounting purposes, Alamos Minerals acquired and amalgamated with National Gold.  The amalgamation was accounted for using the purchase method of accounting and the operating results of National Gold are included in the consolidated financial statements of the Company from the effective date of the amalgamation.

Unaudited pro forma balance sheet of the Company as at December 31, 2002 and the unaudited pro-forma consolidated statements of operations and deficit for the year ended December 31, 2002 in this Annual Report on Form 20-F.  The unaudited pro forma financial statements of the Company may not be indicative either of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future.  The pro forma consolidated financial statements should be read in conjunction with the audited financial statements of each of the Predecessor Companies.

Each of the Predecessor Companies and the Company prepare their consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The financial statements of Alamos Minerals and the Company are prepared in United States dollars, and the financial statements of National Gold are prepared in

Canadian dollars.  See “Item 3A – Selected Financial Data” for exchange rate information.  A reconciliation of the principal measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”) is presented in Note 15 of the consolidated financial statements of National Gold and in Note 14 of the Company’s consolidated financial statements.  U.S. GAAP requires that all exploration and general and administrative costs related to projects be charged to expense as incurred.  As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP.  Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

Neither the Company nor the Predecessor Companies have recorded significant revenue or cash flow from mining operations, and each of the Predecessor Companies has experienced losses from operations for each of the last five years.  The Company is an exploration stage company and none of its properties have any known mineral reserves and the development of exploration properties, including the Company’s Salamandra Property, is subject to significant uncertainty and risk.  The Company anticipates that it will not record any significant revenue or cash flow from operations and that it will incur significant losses until the Salamandra Property is fully developed and successfully put into production.  The Company intends to continue to rely upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.

The information contained herein should be read in conjunction with the consolidated financial statements of the Company, the consolidated financial statements of the Predecessor Companies and the unaudited pro forma financial statements of the Company.

Factors Affecting the Company’s Business

Management periodically through the exploration process, reviews results of operations both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labour and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

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

The United States dollar is the functional currency of all of the Company’s active operations which are classified as integrated for foreign currency translation purposes.  Under this method, translation gains or losses are included in the determination of net income.  The Company’s functional currency has been subject to recent fluctuations.  The exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.6200 to US$0.6619 for one Canadian dollar in 2002 and between US$0.6197 to US$0.7342 for one Canadian dollar in 2003.  As such, the Company’s results of operations are subject to foreign currency fluctuation risk and such fluctuations may adversely affect the financial position and results of the Company.

Results of Operation of the Company for the quarter ended September 30, 2003

During the quarter ended September 30, 2003, the Company’s exploration activities on the Salamandra Property were largely on schedule.  The consulting firm M3 Engineering and Technology Corporation, an engineering company headquatered in Tuscon, Arizona continued conducting the feasibility work on the Salamandra Property.  The purpose of the feasibility study is to determine the feasibility of developing a mine capable of sustaining a rate of production of at least 100,000 ounces of gold per year on the Mulatos deposit.  An underground mining contractor has been engaged by the Company to mine several thousand tonnes of ore for the upcoming bulk leach test.  A diamond-drilling contractor has been engaged to commence drilling a series of holes from the underground workings.  The Company has spent approximately US$452,000 during the 3rd quarter, which was higher compared to the previous quarter expenses due to the higher volume of activities as the project moved toward a production decision.

Neither the Company nor any of the Predecessor Companies has had any revenues from operations.  The Company does not anticipate that it will receive any material revenues from operations until it can successfully develop and place its Salamandra Property into production, which is not anticipated to occur in the near future.

During the quarter ended September 30, 2003, the Company had total operating expenses of US$520,575.  The Company’s significant expenses during the quarter ended September 30, 2003 included legal, audit and accounting expenses of US$57,195 (including legal fees relating to the Company’s Cdn.$12,325,000 million private placement financing and audit and accounting work which included the preparation of the Form 20F for filing and hiring of additional accounting staff in Mexico), office and administration expenses of US$214,064 and management fees of US$28,040.  The Company recognized a loss on foreign exchange of US$177,245.  Shareholder communications expenses, travel expenses and trust and filing expenses were US$14,061, US$14,314 and US$20,813, respectively.  The Company anticipates an increase in operating expenses as a result of hiring of additional administrative and other staff to meet its ongoing operational needs.

The Company had a loss of US$520,575 for the quarter ended September 30, 2003.  Loss per share was not material.

Results of Operation of Alamos Minerals

Year Ended December 31, 2002 vs. Year Ended December 31, 2001

Alamos Minerals had no revenues from operations during the year ended December 31, 2002, compared to US$146,474 during the year ended December 31, 2001 received from the sale of gold obtained from test leaching operations conducted on the San Antonio Property.  These revenues are non-recurring as Alamos Minerals abandoned the property on which it was conducting leach testing and wrote-off the deferred cost related to the property at December 31, 2001.  No revenues are anticipated to be received from operations until the Company can successfully develop and place its Salamandra Property into production, which is not anticipated to occur in the near future.

Alamos Minerals’ operating expenses decreased to US$440,205 for the year ended December 31, 2002 from US$513,774 for the year ended December 31, 2001, a decrease of US$73,569 or 14.3% due primarily to a decrease in property investigation expenses to US$6,753 in 2002 from US$338,941 in 2001.  The 2001 property investigation expenses were on the San Antonio project in Mexico which the Company subsequently wrote-off.  In 2001, the Company also incurred a loss of US$13,502 on the sale of its investment in Laminco Resources Inc. (now Zaruma Resources Inc.).  Offsetting the decrease in property investigation expenses were an increase in other expenses.  Management fees during fiscal 2002 increased to US$129,828 from US$4,846 during fiscal 2001, primarily as a result of additional consulting fees paid to a director and officer.  Legal, audit and accounting expenses increased to US$196,840 in the year ended December 31, 2002 from US$83,343 in 2001, primarily as a result of increased legal and accounting fees associated with negotiations between Alamos Minerals and National Gold involving the Salamandra Property and the subsequent preparation for the amalgamation between Alamos Minerals and National Gold.

Office and administration expenses increased from US$29,759 in 2001 to US$42,254 in 2002, as a result of increased activity during fiscal 2002.  Expenses related to shareholder communications, travel and accommodations and trust and filing fees increased slightly in 2002, compared to fiscal 2001.  Alamos Minerals had interest income of US$4,163 in 2002 compared to US$13,734 in 2001, and a foreign exchange rate gain of US$15,496 compared to a foreign exchange rate loss of US$12,072 in 2001.  The Company believes that the historical level of expenses of Alamos Minerals may not be indicative of the future level of expenses of the Company.  Future operating expenses of the Company may increase as the level of activities to support the Company’s exploration efforts on the Salamandra Property increases.

Alamos Minerals spent US$3,457,110 on acquisition and exploration expenses relating to the Salamandra Property during the year ended December 31, 2002, compared to US$495,011 during 2001 on acquisition and exploration expenses relating to the Salamandra Property.  Acquisition and exploration expenses are deferred until a decision  is made with respect to the abandonment of the property or until a feasibility study related to the property is completed.

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

Alamos Minerals had operating expenses of US$513,774 during the year ended December 31, 2001, compared to US$3,755,714 in 2000.  The difference in operation expenses was a result of Alamos Minerals write down in 2000 of investments in the amount of US$73,330 and its write-offs of capital assets in the amount of US$4,452 and mineral property costs in the amount of US$3,553,028 related to the write-off of US$1,960,365 in connection with the La Fortuna Property in Mexico, US$676,641 in connection with the San Antonio Property in Mexico and US$916,022 in connection with certain properties in Peru.  During 2000, Alamos Minerals reduced the size of its property interest in the La Fortuna Property by allowing some of the mining claims comprising this property to lapse.   Alamos Minerals elected to write off US$1,960,365 on this property because it had not done any exploration work on the La Fortuna Property since 1998 due to the lack of positive results.  Alamos Minerals wrote off US$676,641 on its San Antonio Property because of poor leaching conditions and insufficient ore reserves.  Other property interests were written down by US$916,022 in order to conserve cash.  Alamos Minerals had no similar write-downs or write-offs during 2001.  During the year ended December 31, 2001, Alamos Minerals incurred management fees of US$4,846, property investigation expenses in the amount of US$338,941 after having written down its property interests during 2000, and a loss on investments of US$13,502.  Alamos Minerals had no similar expenses during 2000.  Amortization expenses decreased (US$31,954 in 2001, US$43,728 in 2000); legal, audit and accounting expenses increased slightly (US$83,343 in 2001, US$79,009 in 2000); office and administration expense decreased (US$29,759 in 2001, US$39,976 in 2000); shareholder communications expenses increased (US$6,933 in 2001, US$4,522 in 2000); travel expenses decreased (US$798 in 2001, US$6,426 in 2000); and trust and filing expenses increased slightly (US$5,360 in 2001, US$4,531 in 2000).  Excluding the above-mentioned expenses, and a US$13,502 loss during 2001 on account of the sale of investments, Alamos Minerals’ general and administrative expenses decreased from US$178,192 during 2000 to US$162,993 during 2001.  During 2001, interest income decreased to US$13,734 from US$44,299 during the prior year due to a decrease in cash on deposit.

Alamos Minerals’ net loss for the year ended December 31, 2001 was US$367,300 or US$0.50 per share, compared to a loss of US$3,686,210, or US$0.50 per share for the previous year.  The loss for the period ended December 31, 2000 was significantly higher primarily because Alamos Minerals elected to write off mineral property costs.

During fiscal 2001, Alamos Minerals spent US$495,011 on acquisition and exploration expenses on the Salamandra Property.

Results of Operations of National Gold

Fiscal 2002 Ended December 31, 2002 vs. Fiscal 2001 Ended December 31, 2001

National Gold’s net loss during fiscal 2002 was Cdn.$2,961,085, or Cdn.$0.12 per share, compared to a loss of Cdn.$1,516,407, or Cdn.$0.14 per share, for the previous year.  During fiscal 2002, the net loss figure includes an expensing of stock options in the amount of Cdn.$327,573 along with the write-off of mineral properties in the amount of Cdn.$493,318.  National Gold did not record such expenses during 2001.

During fiscal 2002, investor relations expenses increased from $298,098 during 2001 to $559,668 during fiscal 2002 as a result of National Gold entering into three investor relations contracts during fiscal 2002 and an additional agreement with one of the investor relations consultants for a one-time promotion plan which required a payment of US$200,000.  Wages increased to $494,110 during fiscal 2002 from $201,281 during fiscal 2001 due to National Gold hiring new employees during 2002 and paying severance to certain employees that were released as a result of the Amalgamation.  Accounting, audit and legal expenses increased from $226,583 during fiscal 2001 to $369,619 during fiscal 2002 as a result of National Gold requiring accounting and legal services in connection with several financings, the filing of an initial Form 20-F and the Amalgamation.

During fiscal 2002, National Gold spent a total of Cdn.$913,280 on acquiring mineral properties and conducting exploration on its mineral properties.  In contrast, during fiscal 2001, National Gold spent a total of Cdn.$10,943,597 on acquiring mineral properties and conducting exploration on its mineral properties.

Fiscal 2001 Ended December 31, 2001 vs. Fiscal 2000 Ended December 31, 2000

National Gold’s net loss during fiscal 2001 was Cdn.$1,516,407, or Cdn.$0.14 per share, compared to a loss of Cdn.$438,002, or Cdn.$0.09 per share, for the previous year.  During fiscal 2001, National Gold’s general and administrative expenses increased from Cdn.$451,411 during fiscal 2000 to Cdn.$1,534,310 due to expenses associated with the acquisition of the Salamandra Property.  Accounting, audit and legal expenses, investor relations expenses, office and miscellaneous expenses, travel and promotion expenses and wages were all significantly higher in fiscal 2001.

During fiscal 2001, National Gold spent a total of Cdn.$10,943,597 on acquiring mineral properties and conducting exploration on its mineral properties.  During fiscal 2000, National Gold spent a total of Cdn.$412,317 on acquiring mineral properties and conducting exploration on its mineral properties.

5 B.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, Alamos Minerals had cash and cash equivalents of US$487,289 and working capital of US$866,273, including US$450,522 due from National Gold under an unsecured convertible note, which was convertible into National Gold shares at Cdn.$0.29 (US$0.18) per share.  The funds under the convertible note were advanced to National Gold to fund its portion of the property payments due on the Salamandra Property.  As of December 31, 2002, National Gold had cash and cash equivalents of Cdn.$157,977 (US$100,036) and a working capital deficiency of Cdn.$23,879 (US$15,121).  Effective February 21, 2003, Alamos Minerals and National Gold were amalgamated to form the Company.

Each of Alamos Minerals and National Gold have a history of losses, and neither Alamos Minerals nor National Gold had any revenues from operations during the year ended December 31, 2002.  Alamos Minerals used US$322,812 in cash in operating activities and US$2,159,473 in investing activities during 2002, including $450,522 advanced to National Gold.  National Gold used Cdn.$2,071,956 (US$1,297,106) in cash in operating activities and Cdn.$928,961 (US$588,248) in investing activities during 2002.

During 2002, Alamos Minerals received net cash of US$2,681,604 from financing activities and National Gold received net cash of Cdn.$3,083,487 (US$1,937,640) from financing activities including Cdn.$745,454 (US$472,045) advanced from Alamos Minerals.  Neither Alamos Minerals nor National Gold had any sources of internal capital and their only sources of external capital was the issuance of equity and debt securities.

As of September 30, 2003, the Company had cash and cash equivalents of US$7,863,666 (unaudited) and working capital of US$7,971,690 (unaudited). The Company believes that its current working capital will be sufficient to meet its needs for 2003 and well into 2004. On August 21, 2003 the Company closed the private placement of 8.5 million units at a price of Cdn.$1.45 per unit and received gross proceeds of Cdn.$12.325 million.  The Company received a further Cdn.$2.6 million from the exercise of warrants in the quarter.

On April 13, 2004, the Company completed a private placement of 10.0 million units at Cdn.$3.00 per unit, each unit consisting of one common share and one-half share purchase warrant, each whole warrant exercisable to purchase one additional common share at Cdn.$3.50 per share for a period of two years.  The Company received net proceeds of approximately Cdn.$28,200,000 (approximately US$20,717,000) in connection with the private placement.

The timing and extent of additional funding depends on a number of important factors, including the actual timetable of the Company’s 2003-2004 work plan, its assessment of the financial markets, its share price and the price of gold and copper.  Longer term, the Company’s plan for significant additional funding to develop the Estrella Development Alternative (approximately US$41 million) or such other development plan that may be recommended by M3 Engineering and Technology Corporation, who is conducting a feasibility study, is dependent upon the successful completion of the feasibility study, if and when mine development activities on the Salamandra Property are commenced, the acquisition of additional properties and the overall capital requirements of the Company.  Management may not be able to acquire the required significant additional financing that will be needed, if and when, construction on the Salamandra Property commences.  Failure to raise the required funds will impede the Company's ability to construct and operate the Salamandra Property and would, in the long-term, have a material adverse effect on the Company.

Investing

As of September 30, 2003, the Company and the Predecessor Companies have spent approximately US$8.2 million on the Salamandra Property. These costs include property and mineral rights, capitalized exploration costs, equipment expenditures and on-going property management expenses.  On July 25, 2003 the Company engaged M3 Engineering and Technology Corporation to complete an independent feasibility study at an approximate cost of US$500,000 to determine the feasibility of developing a mine capable of sustaining a rate of production of 100,000 ounces per year on the Mulatos deposit. Although the Company hopes to complete the feasibility study in April 2004, the timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.  As a result, the Company cannot say with certainty when the feasibility study will be completed. The design and costing of various components were underway and the mineable quantities of ore and waste were being calculated under various possible working conditions.

The Company has conducted approximately US$150,000 of exploration work in the last calendar quarter of 2003 on the Salamandra Property and a US$225,000 exploration program designed to quantify the amount of high-grade gold within the Mulatos deposit  mineral resource (located on the Salamandra Property).  As of December 31, 2003, the 15 hole drilling program was completed on the Estrella Zone of Mulatos and additional drilling is planned to commence on other significant targets of the Salamandra Property in 2004. The Company also plans to systematically test the entire Salamandra Property over a number of years.

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

Operations

Cashflow used by operations of the Predecessor Companies for 2002, on a pro forma basis, was approximately US$2,159,473. The Company anticipates to complete the  feasibility study on the Salamandra Property by the end of March 2004, at which time the expected capital and operating costs for the development of the Salamandra Property will be ascertained. The Company has committed to acquiring an existing crusher capable of handling 17,000 tonnes per day of ore for US$1 million. The Company will be required to disassemble the equipment at site, transport and reassemble it at the Salamandra Property site, at its own cost. The Company has made no other capital procurement commitments on the Salamandra Property site. The Company anticipates that its operating costs for 2004 will be approximately US$1 million, exclusive of interest income and expense and foreign exchange gains or losses.  Annual leases and other obligations to maintain the Company’s properties in good standing are estimated to be US$334,000 in 2004.  The Company has no source of operating cash flow, and historically the Predecessor Companies have financed their activities through the distribution of equity capital.  The timing of such distributions was dependent on the requirements of the respective Predecessor Companies and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

Borrowings

On January 31, 2003, Alamos Minerals borrowed Cdn.$5,701,000 from H. Morgan & Company, which loan is repayable in full on February 28, 2008.  Following the amalgamation of the Predecessor Companies, the loan is now an obligation of the Company.  Interest is payable on the loan at 12% per annum.  The Company has repaid 50% of the loan (approximately Cdn.$2,450,500) plus accrued interest and is entitled to prepay any amount up to the total amount of the principal of the loan after January 30, 2005.

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

5 E.

OFF BALANCE SHEET ARRANGEMENTS

Not applicable for years ended December 31, 2002.

5 F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not applicable for years ended December 31, 2002.

ITEM 2.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6 A.

DIRECTORS AND SENIOR MANAGEMENT

The following discloses the name, age (as of December 31, 2003) and principal position of each of the directors and executive officers of the Company:

Name	Age	Position
John A. McCluskey	44	Chief Executive Officer, Vice President and Director
James M. McDonald	43	Director
Richard W. Hughes	69	Director
Leonard Harris	76	Director
John F. Van De Beuken	59	Vice President and Chief of Operations
Jon Morda	52	Chief Financial Officer
Sharon Fleming	52	Secretary

On November 27, 2003, the Company announced changes in its management and board of directors.  Chester Millar and Stephen Stine resigned as directors on November 25, 2003 and November 12, 2003, respectively.  Stephen Stine resigned as Chief Operating Officer on November 12, 2003.  John McCluskey was appointed President on November 14, 2003.  John Van De Beuken was appointed Vice President and Chief of Operations on November 14, 2003, and Leonard Harris was appointed as a director on November 27, 2003 to fill one of the vacancies left by the resignations of Chester Millar and Stephen Stine. On January 22, 2004, Nerio Cervantes resigned as Chief Financial Officer of the Company, and on February 12, 2004, Jon Morda was appointed Chief Financial Officer of the Company.

John A. McCluskey, a self-employed investor relations consultant, served as a Director of Alamos Minerals from May 1996 to the date of formation of the Company.  Mr. McCluskey has a 20 year history in mining finance and management.  He has served as the President and Chief Executive Officer of Grayd Resource Corporation, a mineral resource company, from November 1996 to present, as a Director of  Aurcana Corporation, a mineral exploration company, from July 2002 to present and as a Director and Vice-President Finance of Inca Pacific Resources Inc. from May 1994 to May 2002.  He also worked as Manager, Investor Relations of Miramar Mining Corporation, a mineral resource company, from June 1990 to April 1994 and served as Vice-President of Boron Chemical International Ltd. (now Atacama Minerals Corp.), a mineral explorations company, from September 1994 to September 1995.

James M. McDonald, a Professional Geologist, served as President of National Gold from December 1, 2002 to February, 2003, as Vice-President of Mineral Development of National Gold from March 2000 to November 2002 and as a  Director of National Gold from February 1997 to the date of formation of the Company.  He has also held the following positions:  President of Makwa Exploration Ltd., a mineral explorations company, since April 1991 to present; Director of Genco Resources Ltd. (“Genco”), a mineral explorations company, since February 2003 to present; President of Genco since December 2003 to present; Director of Black Bull Resources Inc. (“Black Bull”), a mineral explorations company, from June 1997 to present; President of Black Bull from December 1997 to January 2001; Director of White Knight Resources Ltd. (“White Knight”), a mineral explorations company, from May 1989 to December 2000; President of White Knight from December 1992 to January 1996; and Director of Cactus West Explorations Ltd. (now DiscFactories Corporation), a mineral explorations company, from January 1994 to March 1996.

Richard W. Hughes, served as a Director of National Gold from February 2000 to the date of formation of the Company.  He has over 30 years experience in the mineral exploration business, and was involved in the discovery of some of the largest Canadian gold mines, including the Golden Giant/Hemlo mine, the Sleeping Giant mines and the former Balmoral mines.  He has served as President and Director of Hastings Management Corp. since 1987 and as a  Director of the following companies:  Golden Chalice Resources Inc., a mineral explorations company, from February 2004 to present; Kalahari Resources Inc., a mineral explorations company, from February 1994 to present; Klondike Gold Corp., a mineral explorations company (“Klondike”), from August 1985 to present; Sedex Mining Corp., a mineral explorations company (“Sedex”), from November 1980 to present; Abitibi Mining Corp., a mineral explorations company (“Abitibi”), from June 1983 to present; Neodym Technologies Inc., a technology company, from February 1986 to present; Golden Goliath Resources Ltd., a mineral explorations company, from June 1999 to present; Rio Fortuna Exploration Corp., a mineral explorations company, from July 2002 to present; Radiant Resources Inc., a mineral explorations company (formerly Pacific Sapphire Company Ltd.), from August 1997 to present; Yale Resources Ltd. (formerly Mark-Can Investment Corp.) from October 1988 to present; Amador Gold Corp., a mineral explorations company (formerly Parkside 2000 Resources Corp.), from November 2002 to present; and Rio Verde Industries Inc. from October 1999 to present.  He also has served as President of Klondike from August 1985 to present, Sedex from 1980 to present, and Abitibi from June 1983 to present.

Leonard Harris, a Professional Metallurgist, was appointed to the board of directors of the Company to fill one of the vacancies left by the resignations of the Company’s two previous directors in November 2003. Mr. Harris has been a consultant and a director of several mining companies since 1994 to present. Previously, Mr. Harris served as Vice President and General Manager, Newmont Latin America, a mineral explorations company, and President and General Manager Newmont Peru from December 1994 to May 1995; General Manager, Minera Yanacocha, a mineral explorations company, from July 1992 to December 1994; Vice President Metallurgical Operations, Newmont Mining Corp. from January 1989 to July 1992, and Vice President R&D, Newmont Mining Corp. from May 1978 to January 1989. Formerly, Mr. Harris worked as a Senior Research Metallurgist, Newmont Mining Corp. from November 1974 to May 1978; Metallurgical Engineer, Cerro Corp., a mineral explorations company, from February 1973 to November 1974, and as a Mine Manager, Texada Mines Ltd., a mineral explorations company, from January 1971 to February 1973. Director of Alamos Minerals from June 1998 to May 2003; Director of several junior mining companies, including Endeavour Gold Corp., a mineral explorations company, from July 2003 to present; Solliden Exploration Inc., a mineral explorations company, from September 2003 to present; Canarc Resource Corp., a mineral explorations company, from June 2001 to present; Cardero Resource Corp., a mineral explorations company, from February 2000 to present; Solitario Resources, a mineral explorations company, from June 1998 to present; Corriente Resources Inc., a mineral explorations company, from July 1995 to present; and Glamis Gold Ltd., a mineral explorations company, from May 1999 to May 2003.

John Van De Beuken, a mining engineer with over 30 years experience in senior positions in mining operations.  Mr. Van de Beuken served as Vice President, Mongolian Projects for Ivanhoe Mines from April 2002 to February 2003. Previously, he served as Vice President of Operations for the MIM, Rio Algom and North’s joint venture from October 1997 to July 2000. Formerly, he served as Vice President of Operations and Director of Engineering for Kennecott Corporation from December 1994 to April 1997 and as Mine Manager and subsequently General Manager of Echo Bay’s McCoy/Cove Mine in Nevada from October 1987 to November 1994.

Jon Morda, a financial executive experienced in areas of corporate planning, treasury, accounting and taxation functions. He is a member of the Institute of Chartered Accountants in Ontario since 1980. Mr. Morda began his career in the mining sector in 1986 as Supervisor, Taxation with Dome Mines Ltd., a mineral exploration company. Mr. Morda has been associated with mining exploration and development companies active in Mexico since 1995. Mr. Morda served as Chief Financial Officer of Minefinders Corporation Ltd., a mineral exploration company,  from April  2002 to April 2004; as Chief Financial Officer of Geomaque Exploration Ltd., a mineral exploration company, from November 1995 to August 2001; and as Manager, Tax of Lac Minerals Ltd., a mineral exploration company, from April 1987 to October 1993.

Sharon Fleming has over 20 years experience in the corporate securities industry. Ms. Fleming previously served as Corporate Secretary for Alamos Minerals from 1996 to 2001.  She has been and is currently a principal of Fleming & Associates, a private consulting company offering corporate management, regulatory and legal assistance to public companies, from 1994 present.  Previously, Ms. Fleming was employed as a senior legal assistant in the corporate securities department of Campney & Murphy, a Vancouver, British Columbia based law firm, from 1989 to 1994.  Ms. Fleming has been and is currently an officer of several other public companies:  Corporate Secretary of Inca Pacific Resources Inc., a mineral explorations company, from 1994 to present; Corporate Secretary of Grayd Resource Corporation, a mineral explorations company, from 1996 to present; and Corporate Secretary of Mundoro Mining Inc., a mineral explorations company, from 2003 to present. Formerly, she served as Director, Chief Financial Officer and Corporate Secretary of Coventry Charter Corporation, a capital pool company as that term is defined in TSXV policy on Capital Pool Companies (“CPC”), from 2000 to 2003; Corporate Secretary of Buckeye Energy Corporation, a CPC, from 2000 to 2002; Vice-President Administration of Doreal Energy Corporation, an oil and gas company, from 2000 to 2002; Corporate Secretary of Vital Pacific Resources Ltd., a mineral explorations company, from 1997 to 2000; and Corporate Secretary of Global Election Systems Inc., a manufacturer and distributor of voting election equipment, from 1994 to 1997.

The Company is required to have an audit committee, the members of which are John McCluskey, James McDonald and Richard Hughes.  See “Board Practices,” below.  The Company has an executive compensation committee, the members of which are Richard Hughes and James McDonald.  See “Board Practices,” below.  The Company does not have an executive committee.

There are no family relationships between any of the above.  There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6 B.

COMPENSATION

Effective February 21, 2003, the Predecessor Companies amalgamated to form the Company.  Each shareholder of National Gold received one share of the Company for each 2.352 shares held and each shareholder of Alamos Minerals received one share of the Company for each two shares held.  Outstanding stock options and warrants were converted on the same basis.  The annual and long-term compensation and bonus in respect of the Chief Executive Officer (“CEO”) and for each of the Predecessor Companies’ four most highly compensated executive officers during the fiscal year ended December 31, 2002  (other than the CEO) whose total salary and bonus exceeds Cdn.$100,000 (the “Named Executive Officers”), has been set out below.

Summary Compensation Table for the Year Ended December 31, 2002 for the Predecessor Companies (Alamos Minerals Ltd. and National Gold Corporation)
Name	Salary	Bonus	Other Annual Compensation	Securities Under Options granted (#)(1)
Chester Millar(2)	Nil	Nil	Cdn.$45,000(3)	1,000,000(4)(5)
John McCluskey(6)	Nil	Nil	US$87,500(3)	500,000(7)(8)
Albert Matter(9)	Cdn.$144,000(10)	Cdn.$25,000(11)	Nil	Nil
James M. McDonald(12)	Cdn.$120,000(13)	Cdn.$25,000(11)	Nil	Nil

(1)

Figures represent options granted during the fiscal year ended December 31, 2002.

(2)

Chairman and Director of Alamos Minerals from 1996 to February 21, 2003; President of Alamos Minerals from 1999 to February 21, 2003.

(3)

Consulting fees.

(4)

500,000 of these stock options were granted on June 3, 2002 with an exercise price of Cdn.$0.58 and the remaining options were granted on July 22, 2002 with an exercise price of Cdn.$0.50.

(5)

Effective February 21, 2003, these options were exchanged for 500,000 options of the Company on the basis of one option of the Company for each two options held.

(6)

Director of Alamos Minerals from 1996 to February 21, 2003. .

(7)

300,000 of these stock options were granted on June 3, 2002 with an exercise price of Cdn.$0.58 and the remaining options were granted on July 22, 2002 with an exercise price of Cdn.$0.50.

(8)

Effective February 21, 2003, these options were exchanged for 250,000 options of the Company on the basis of one option of the Company for each two options held.

(9)

President, CEO and Director of National Gold from November, 1999 to December, 2002.

(10)

Pursuant to a service agreement, as amended, with a corporation controlled by Mr. Matter.

(11)

For past services rendered.

(12)

President of National Gold from December, 2002 to February 21, 2003; Vice-President of National Gold from March, 2000 to November 30, 2002.

(13)

Pursuant to a service agreement, as amended, with a corporation controlled by Mr. McDonald.

Option Grants During Year Ended December 31, 2002 by Alamos Minerals Ltd.

The following table sets forth information concerning grants of stock options to Alamos Minerals’ directors and executive officers during the fiscal year ended December 31, 2002:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(2)	Expiration Date
Chester Millar	500,000(3) 500,000(4)	41%	$0.50(3) $0.58(4)	$0.63 $0.72	July 22, 2007 June 3, 2007
John McCluskey	200,000(5) 300,000(6)	10%	$0.50(5) $0.58(6)	$0.63 $0.71	July 22, 2007 June 3, 2007
Leonard Harris(7)	50,000(8) 65,000(9)	5%	$0.50(8) $0.58(9)	$0.63 $0.72	July 22, 2007 June 3, 2007
Nerio Cervantes(10)	50,000(11) 200,000(12)	10%	$0.50(11) $0.58(12)	$0.63 $0.72	July 22, 2007 June 3, 2007
Stephen Stine	50,000(13) 200,000(14)	10%	$0.50(13) $0.32(14)	$0.63 $0.43	July 22, 2007 Feb. 5, 2007

(1)

Percentage of all options granted by Alamos Minerals during the last fiscal year.

(2)

Market value of the Alamos Minerals’ shares on the date of grant.

(3)

Effective February 21, 2003, these options were exchanged for 250,000 options of the Company at an increased exercise price of Cdn.$1.00 on the basis of one option of the Company for each two options held.

(4)

Effective February 21, 2003, these options were exchanged for 250,000 options of the Company at an increased exercise price of Cdn.$1.16 on the basis of one option of the Company for each two options held.

(5)

Effective February 21, 2003, these options were exchanged for 100,000 options of the Company at an increased exercise price of Cdn.$1.00 on the basis of one option of the Company for each two options held.

(6)

Effective February 21, 2003, these options were exchanged for 150,000 options of the Company at an increased exercise price of Cdn.$1.16 on the basis of one option of the Company for each two options held.

(7)

Director of Alamos Minerals from April 27, 1998 to February 21, 2003.

(8)

Effective February 21, 2003, these options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn.$1.00 on the basis of one option of the Company for each two options held.

(9)

Effective February 21, 2003, these options were exchanged for 32,500 options of the Company at an increased exercise price of Cdn.$1.16 on the basis of one option of the Company for each two options held.

(10)

Director of Alamos Minerals from January 11, 1996 to February 21, 2003 and controller of the Company.

(11)

Effective February 21, 2003, these options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn.$1.00 on the basis of one option of the Company for each two options held.

(12)

Effective February 21, 2003, these options were exchanged for 100,000 options of the Company at an increased exercise price of Cdn.$1.16 on the basis of one option of the Company for each two options held.

(13)

Effective February 21, 2003, these options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn.$1.00 on the basis of one option of the Company for each two options held.

(14)

Effective February 21, 2003, these options were exchanged for 100,000 options of the Company at an increased exercise price of Cdn.$1.16 on the basis of one option of the Company for each two options held.

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

Summary Compensation Table for the Year Ended December 31, 2003 for Alamos Gold Inc.

The annual and long-term compensation and bonus in respect of the Chief Executive Officer (“CEO”) and for each of the Company’s four most highly compensated executive officers during the fiscal year ended December 31, 2003 (other than the CEO) whose total salary and bonus exceeds Cdn.$100,000 (the “Named Executive Officers”), has been set out below.

Name	Salary	Bonus	Other Annual Compensation	Securities Under Options granted (#)(1)
John McCluskey(2)	Nil	Nil	US$111,808(3)	150,000(4) 260,000(5)
Stephen Stine(6)	Nil	Nil	US$100,557(3)	200,000(7)

(1)

Figures represent options granted during the fiscal year ended December 31, 2003.

(2)

Vice-President of the Company from February 21, 2003 to June 26, 2003; Chief Executive Officer of the Company since February 21, 2003; and President of the Company since November 14, 2003.

(3)

Consulting fees.

(4)

These stock options were originally granted by Alamos Minerals on January 30, 2003 in the amount of 300,000 with an exercise price of Cdn.$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these Alamos Minerals options were exchanged for 150,000 options of the Company at an increased exercise price of Cdn.$0.76.

(5)

These stock options were granted on December 9, 2003 with an exercise price of Cdn.$2.50 and an expiry date of December 9, 2008.

(6)

Vice-President of the Company from February 21, 2003 to June 26, 2003; director and Chief Operating Officer of the Company from February 21, 2003 to November 12, 2003.

(7)

These stock options were originally granted by Alamos Minerals on January 30, 2003 in the amount of 400,000 with an exercise price of Cdn.$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these Alamos Minerals options were exchanged for 200,000 options of the Company at an increased exercise price of Cdn.$0.76.

Option Grants During Year Ended December 31, 2003 by Alamos Gold Inc.

The following table sets forth information concerning grants of stock options to the Company’s Directors and executive officers during the fiscal year ended December 31, 2003:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security) (2)	Expiration Date
Chester Millar(3)	175,000(4)	7.7%	$0.76(4)	$1.03(5)	January 30, 2008
John McCluskey	150,000(6) 260,000(7)	6.6% 11.5%	$0.76(6) $2.50	$1.03(5) $2.50	January 30, 2008 December 9, 2008
Stephen Stine(8)	200,000(9)	8.9%	$0.76(9)	$1.03(5)	January 30, 2008
James M. McDonald	200,000(10) 42,000(7)	8.8% 1.9%	$1.13 $2.50	$1.18 $2.50	July 24, 2008 December 9, 2008
Richard Hughes	157,483(10) 42,000(7)	7.0% 1.8%	$1.13 $2.50	$1.18 $2.50	July 24, 2008 December 9, 2008
Leonard Harris	184,500(7)	1.8%	$2.50	$2.50	December 9, 2008
John F. Van De Beuken(13)	330,000(7)	14.6%	$2.50	$2.50	December 9, 2008
Nerio Cervantes(11)	25,000(12)	1.1%	$0.76(12)	$1.03(5)	January 30, 2008
Sharon Fleming	5,000(7)	0.2%	$2.50	$2.50	December 9, 2008

(1)

Percentage of the total amount of options granted by the Predecessor Companies and by the Company during the last fiscal year ended December 31, 2003, which amount was 2,260,983 options.

(2)

Market value of the Company’s shares on the date of grant.

(3)

Director and Chairman of the board of the Company from February 21, 2003 to November 25, 2003; President of the Company from February 21, 2003 to November 14, 2003.

(4)

These stock options were originally granted by Alamos Minerals on January 30, 2003 in the amount of 350,000 with an exercise price of Cdn.$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these Alamos Minerals options were exchanged for 175,000 options of the Company at an increased exercise price of Cdn.$0.76 and were exercised by the optionee in 2003.

(5)

The TSXV closing price of the Company’s common shares on February 21, 2003, the date when Alamos Minerals options were exchanged for the options of the Company.

(6)

These stock options were originally granted by Alamos Minerals on January 30, 2003 in the amount of 300,000 with an exercise price of Cdn.$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these Alamos Minerals options were exchanged for 150,000 options of the Company at an increased exercise price of Cdn.$0.76.

(7)

These stock options were granted on December 9, 2003.

(8)

Vice-President of the Company from February 21, 2003 to June 26, 2003; director and Chief Operating Officer of the Company from February 21, 2003 to November 12, 2003.

(9)

These stock options were originally granted by Alamos Minerals on January 30, 2003 in the amount of 400,000 with an exercise price of Cdn.$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these Alamos Minerals options were exchanged for 200,000 options of the Company at an increased exercise price of Cdn.$0.76.

(10)

These stock options were granted on July 24, 2003.

(11)

Chief Financial Officer of the Company from June 26, 2003 to January 22, 2004.

(12)

These stock options were originally granted by Alamos Minerals on January 30, 2003 in the amount of 50,000 with an exercise price of Cdn.$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these Alamos Minerals options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn.$0.76 and were exercised by the optionee in 2003.

(13)

Vice-President and Chief of Operations of the Company since November 14, 2003 to present.

The Company did not have a material bonus or profit sharing plan pursuant to which cash or non-cash compensation was paid to the Company’s Directors or members of its administrative, supervisory or management bodies.

No funds were set aside or accrued by the Company during fiscal 2003 to provide pension, retirement or similar benefits for the Company’s Directors or members of its administrative, supervisory or management bodies.

6C.

BOARD PRACTICES

Each of the Company’s directors has served in their respective capacities since their election or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.  The Company’s next annual general meeting is scheduled for June, 2004.  The Company’s board of directors appoints the executive officers annually following the annual general meeting to serve at the discretion of the board of directors.

There are no service contracts between a director of the Company and the Company or any subsidiary which provides for benefits upon termination of directorship.

The only committees of the board of directors are the Audit Committee and the Compensation Committee.

Audit Committee:  The Audit Committee is composed of two outside directors, James McDonald and Richard Hughes, and John McCluskey, the Company’s President and Chief Executive Officer.  The role of the Audit Committee is to oversee the Company’s financial reporting obligations, financial systems and disclosure and to act as a liaison between the board and the Company’s auditors.  The activities of the Audit Committee typically include reviewing annual and quarterly financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company’s auditors.

Compensation Committee:  The Compensation Committee consists of two outside directors, James McDonald and Richard Hughes.  The role of the Compensation Committee is primarily to administer the Company’s Employees’ and Directors’ Stock Option Plan and to determine the remuneration of executive officers.

6D.

EMPLOYEES

As of December 31, 2003, the Company had three full time employees:  one full time employee in Vancouver who was the Chief Financial Officer of the Company (recently replaced by Jon Morda, the new Chief Financial Officer on February 12, 2004), one full time employee in Toronto who is the President and Chief Executive Officer of the Company and one full time employee in Mexico who is the Chief Operating Officer and Vice President.  The Company employs additional full-time or part-time employees or consultants over the year to assist with the ongoing exploratory work at the Salamandra Property in Mexico.  The Company is not subject to any collective bargaining agreements and believes its relationship with employees to be good.

6E.

SHARE OWNERSHIP

The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  To the best of the Company’s knowledge, the Company is not controlled by another corporation or any foreign government.

The following table lists, as of December 31, 2003, Directors and members of its administrative, supervisory or management bodies who beneficially own the voting securities and the amount of the Company’s voting securities owned by the Directors and Executive Officers as a group.

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Common	John A. McCluskey	775,109 common shares(2) 150,000 options(3) 260,000 options(4) 100,000 options(5) 150,000 options(6)	2.86%
Common	James McDonald	394,091 common shares(7) 200,000 options(8) 42,000 options(9) 159,439 warrants(10)	1.59%
Common	Richard Hughes	46,107 common shares 157,483 options(11) 42,000 options(12) 42,517 options(13) 42,517 warrants(14)	0.66%
Common	Leonard Harris	184,500 options(15) 25,000 options(16) 32,500 options(17)	0.48%
Common	John Van De Beuken	147,000 common shares 330,000 options(18)	0.95%
Common	Sharon Fleming	5,000 options(18) 50,000 options(19)	0.11%
Common	Nerio Cervantes	5,026 common shares 100,000 options(20)	0.21%
Total Directors/Officers		1,367,333 common shares, 1,871,000 options and 201,956 warrants	6.86%

(1)

Common shares only.  Based on 50,164,705 common shares outstanding as of December 31, 2003.

(2)

Of this amount, 350,941 are held by Daniele McCluskey, Mr. McCluskey’s wife, 180,668 common shares are held by Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his wife, and a total of 243,500 common shares are held by Mrs. McCluskey.

(3)

These stock options were originally granted by Alamos Minerals on January 30, 2003 in the amount of 300,000 with an exercise price of Cdn.$0.38 and an expiry date of January 30, 2008. Effective February 21, 2003, these Alamos Minerals options were exchanged for 150,000 options of the Company at an increased exercise price of Cdn.$0.76.

(4)

These stock options were granted on December 9, 2003 with an exercise price of Cdn.$2.50 and an expiry date of December 9, 2008.

(5)

These stock options were originally granted by Alamos Minerals on July 22, 2002 in the amount of 200,000 with an exercise price of Cdn.$0.50 and an expiry date of July 22, 2007. Effective February 21, 2003, these Alamos Minerals options were exchanged for 100,000 options of the Company at an increased exercise price of Cdn.$1.00.

(6)

These stock options were originally granted by Alamos Minerals on June 3, 2002 in the amount of 300,000 with an exercise price of Cdn.$0.58 and an expiry date of June 3, 2007. Effective February 21, 2003, these Alamos Minerals options were exchanged for 150,000 options of the Company at an increased exercise price of Cdn.$1.16.

(7)

Of this amount, 244,040 common shares are held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald.

(8)

These stock options were granted on July 24, 2003 with an exercise price of Cdn.$1.13 and an expiry date of July 24, 2008.

(9)

These stock options were granted on December 9, 2003 with an exercise price of Cdn.$2.50 and an expiry date of December 9, 2008.

(10)

Of this amount, 85,034 warrants are held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald. 74,405 of these warrants have an exercise price of Cdn.$0.9498 and an expiry date of April 16, 2004; 85,034 of these warrants have an exercise price of Cdn.$1.2936 and an expiry date of September 5, 2004.

(11)

These stock options were granted on July 24, 2003 with an exercise price of Cdn.$1.13 and an expiry date of July 24, 2008.

(12)

These stock options were granted on December 9, 2003 with an exercise price of Cdn.$2.50 and an expiry date of December 9, 2008.

(13)

These stock options were originally granted by National Gold on February 23, 2001 in the amount of 100,000 options with an exercise price of Cdn.$0.20 and an expiry date of February 23, 2006. Effective February 21, 2003, these National Gold options were exchanged for 42,517 options of the Company at an increased exercise price of Cdn.$0.47.

(14)

22,534 of these warrants have an exercise price of Cdn.$0.9408 and an expiry date of April 16, 2004; 19,983 of these warrants have an exercise price of Cdn.$1.4112 and an expiry date of April 16, 2004.

(15)

These stock options were granted on December 9, 2003 with an exercise price of Cdn.$2.50 and an expiry date of December 9, 2008.

(16)

These stock options were originally granted by Alamos Minerals on July 22, 2002 in the amount of 50,000 options with an exercise price of Cdn.$0.50 and an expiry date of July 22, 2007. Effective February 21, 2003, these Alamos Minerals options were exchanged for 25,000 options of the Company at an increased exercise price of Cdn.$1.00.

(17)

These stock options were originally granted by Alamos Minerals on June 3, 2002 in the amount of 65,000 options with an exercise price of Cdn.$0.58 and an expiry date of June 3, 2007. Effective February 21, 2003, these Alamos Minerals options were exchanged for 32,500 options of the Company at an increased exercise price of Cdn.$1.16.

(18)

These stock options were granted on December 9, 2003 with an exercise price of Cdn.$2.50 and an expiry date of December 9, 2008.

(19)

These stock options were originally granted by Alamos Minerals on July 22, 2002 in the amount of 100,000 options with an exercise price of Cdn.$0.50 and an expiry date of July 22, 2007. Effective February 21, 2003, these Alamos Minerals options were exchanged for 50,000 options of the Company at an increased exercise price of Cdn.$1.00.

(20)

These options were originally granted by Alamos Minerals on June 3, 2002 in the amount of 200,000 options and an exercise price of $0.58. Effective February 21, 2003, these Alamos Minerals options were exchanged for 100,000 options of the Company at an increased exercise price of $1.16.

Stock Option Plans

The Company has a stock option plan (the “Plan”) based on the requirements provided in TSXV policy for an issuer listed on Tier 1 of the TSXV.  The TSXV granted final approval of the Plan on July 10, 2003. In relation to certain provisions of the Plan, the Plan was approved by the shareholders of the Company at its general meeting held on June 26, 2003.  The Plan reserves a maximum of 20% of the issued shares of the Company as at the date shareholder approval was received.  The material aspects of the Plan are as follows:

*

the Plan limits the number of options to be granted to insiders as a group to 10% of the outstanding share capital on the date of the grant;

*

the Plan limits the number of options granted to any one individual during a one year period to 5% of the outstanding share capital on the date of the grant;

*

the Plan limits the exercise period of any option grant to 10 years from the date of grant, or such lesser period as determined by the Compensation Committee; and

*

the Plan allows for amendments to stock options held by insiders subject to receipt of disinterested shareholder and regulatory approval of such amendments.

ITEM 1.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.

MAJOR SHAREHOLDERS

To the best of the knowledge of the directors of the Company, there are no persons or companies who beneficially own, directly or indirectly, shares carrying 5% or more of the Company’s voting rights attached to all outstanding shares of the Company as at December 31, 2003.

As of December 31, 2003, Pacific Corporate Trust Company reported that there were 50,164,705 common shares issued and outstanding.  Of these common shares issued, 8,901,002 common shares were issued to United States residents (25 holders of record).  A number of these shares are held in "street" name and may, therefore, be held by several beneficial owners.

To the best of the directors’ knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.  There are no arrangements known, the operation of which may at a subsequent date result in a change of control of the Company.

7B.

RELATED PARTY TRANSACTIONS

None of the directors, senior officers or principal shareholders of the Company and the Predecessor Companies, nor any associates or affiliates of the Company and the Predecessor Companies, have any material interest, direct or indirect in any transactions in which the Company or the Predecessor Companies have participated during the period commencing January 1, 2003 and ending on the date hereof which transactions were material to the Company, the Predecessor Companies or any of their subsidiaries, except as stated elsewhere in this report or as indicated below.  See Item 6B above.  None of the directors, senior officers or principal shareholders of the Company and the Predecessor Companies, or any associates or affiliates of the Company and the Predecessor Companies, were involved in any transaction with the Company, the Predecessor Companies or any of their subsidiaries, that was unusual in its nature or conditions, involving goods, services, or tangible or intangible assets.

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

On July 9, 2002, John McCluskey, then a director and officer of Alamos Minerals, and his wife subscribed by way of private placement for a total of 666,666 units of Alamos Minerals at a price of Cdn.$0.15 per unit, with each unit consisting of one common share of Alamos Minerals and one non-transferable share purchase warrant.  Each warrant entitled the holder thereof to purchase an additional common share of Alamos Minerals at a price of Cdn.$0.20 per share for a period of nine months.  Mr. McCluskey disclosed his interest in the transaction to Alamos Minerals’ board of directors and abstained from voting on his interest in the transaction.  The TSXV and the non-interested directors of Alamos Minerals approved the terms of the private placement.

On July 22, 2002, John McCluskey and Chester Millar, then both directors and officers of Alamos Minerals, subscribed by way of private placement for 100,000 units of Alamos Minerals and 257,500 units of Alamos Minerals, respectively, at a price of Cdn.$0.40 per unit, with each unit consisting of one common share of Alamos Minerals and one non-transferable share purchase warrant.  Each warrant entitled the holder thereof to purchase an additional common share of Alamos Minerals at a price of Cdn.$0.45 per share for a period of one year.  Messrs. McCluskey and Millar disclosed their respective interests in the transaction to Alamos Minerals’ board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of Alamos Minerals approved the terms of the private placement.

National Gold Corporation (National Gold)

During fiscal 2002, related parties of National Gold were paid an aggregate of Cdn.$453,146 for wages and the reimbursement of deferred costs and administrative costs.  These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

On April 16, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 682,000 units of National Gold at a price of Cdn.$0.30 per unit, with each unit consisting of one common share of National Gold and one non-transferable share purchase warrant with two-year term.

Name of Related Party	No. of Units
Bruno Barde	80,000
Richard Hughes	47,000
Makwa Exploration Ltd.(1)	255,000
Albert Matter	300,000
Total:	682,000

(1)  Makwa Exploration Ltd. is a company controlled by Jim McDonald, then a director and officer of National Gold.

Each warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn.$0.40 per share during the first year and Cdn.$0.60 per share during the second year.  The interested directors disclosed their respective interests in the transaction to National Gold’s board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On April 16, 2002, the following related parties of National Gold also subscribed by way of another private placement for a total of 1,288,000 units of National Gold at a price of Cdn.$0.30 per unit, with each unit consisting of one common share of National Gold and one non-transferable share purchase warrant with two-year term.

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

Each warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn.$0.40 per share during the term of the warrant.  The interested directors disclosed their respective interests in the transaction to National Gold’s board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On April 29, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 284,000 units of National Gold at a price of Cdn.$0.19 per unit, with each unit consisting of one common share of National Gold and one half of a non-transferable share purchase warrant with two-year term.

Name of Related Party	No. of Units
Bruno Barde	34,000
Richard Hughes	100,000
Susan McDonald (1)	50,000
Dmitry Tymkiw	100,000
Total:	284,000

(1)  Susan McDonald is the wife of Jim McDonald, then an officer and director of National Gold.

Each whole warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn.$0.25 per share during the first year and Cdn.$0.35 per share during the second year.  The interested directors disclosed their respective interests in the transaction to National Gold’s board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On June 21, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 90,000 units of National Gold at a price of Cdn.$0.45 per unit, with each unit consisting of one common share of National Gold and one non-transferable share purchase warrant with one-year term.

Name of Related Party	No. of Units
Bruno Barde	10,000
Richard Hughes	40,000
Robert Gardner	40,000
Total:	90,000

Every two warrants entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn.$0.55 per share during the term of the warrants.  The interested directors disclosed their respective interests in the transaction to National Gold’s board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

On September 5, 2002, the following related parties of National Gold subscribed by way of private placement for a total of 538,501 units of National Gold and 18,500 flow-through units of National Gold, both at a price of Cdn.$0.45 per unit.

Name of Related Party	No. of Units	No. of Flow-Through Units
Bruno Barde	6,000	6,000
Allan Gordon (1)	120,000
Makwa Exploration Ltd. (2)	200,000
Albert Matter	200,000
Tony Ker	12,501	12,500
Total:	538,501	18,500

(1)  Mr. Gordon paid US$20,573 of the subscription price, and the balance was loaned to him by National Gold. National Gold deducted US$2,500 from Mr. Gordon’s salary during a period of three months, leaving the remaining outstanding balance of Cdn.$25,927.  The remaining outstanding balance was due December 31, 2002 and was paid in full in January 2003.

(2)  Makwa Exploration Ltd. is a company controlled by Jim McDonald, then a director and officer of National Gold.

Each unit consisted of one common share of National Gold and one non-transferable share purchase warrant with two-year term, and each flow-through unit consisted of one flow-through common share of National Gold and one half of a non-transferable flow-through share purchase warrant with two-year term.  Under Canadian tax legislation, a holder of flow-through common shares is entitled to receive from the issuer of the flow-through common shares a renouncement of certain Canadian exploration expenses incurred by the issuer, which exploration expenses the holder may deduct from the holder’s income for the purpose of calculating the holder’s income tax.  Each warrant entitled the holder thereof to purchase an additional common share of National Gold at a price of Cdn.$0.55 per share during the first year and Cdn.$0.65 per share during the second year.  Each whole flow-through warrant entitled the holder thereof to purchase an additional flow-through common share of National Gold at a price of Cdn.$0.55 per share during the first year and Cdn.$0.65 per share during the second year. The interested directors disclosed their respective interests in the transaction to National Gold’s board of directors and abstained from voting on their interests in the transaction.  The TSXV and the non-interested directors of National Gold approved the terms of the private placement.

Alamos Gold Inc. (the Company)

During fiscal 2003, related parties of the Company were paid an aggregate of Cdn.$435,997 for management, investor relations, accounting and administrative services.  These transactions have occurred in the normal course of operations and were measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

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

Except as set out in the table below, during the period commencing on January 1, 2002 and ending on the date hereof, there have been no outstanding loans or guarantees made by the Company or the Predecessor Companies to or for the benefit of any of the directors or senior officers of the Company, the Predecessor Companies or any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, the Predecessor Companies nor any associate or affiliate of any of the foregoing persons, or any other persons.

National Gold Corporation (National Gold)
Name and Position	Largest Amount Outstanding to National Gold during Fiscal 2002	Amount Outstanding as of December 31, 2003
Matfam Holdings Inc.	Cdn.$68,730.50	Nil
Makwa Exploration Ltd.	Cdn.$50,000.00	Nil
Allen Gordon, Former Vice President, Engineering	Cdn.$33,427.00	Nil
Jorge Villasenor	Cdn.$30,000.00	Nil

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

Mr. Gordon subscribed for 120,000 units of National Gold at a price of US$0.45 per unit for a total price of Cdn.$54,000.  Mr. Gordon paid US$20,573 of the subscription price, and the balance was loaned to him by National Gold. National Gold deducted US$2,500 from Mr. Gordon’s salary during a period of three months, leaving the remaining outstanding balance of US$25,927.  The remaining outstanding balance was due December 31, 2002 and was paid in full during January 2003.

National Gold loaned to Mr. Villasenor Cdn.$30,000 to purchase 100,000 National Gold shares at a price of Cdn.$0.30 per share.  The loan was to be repaid by deducting Cdn.$2,500 per month from Mr. Villasenor’s consulting fee of Cdn.$10,000 per month.  Mr. Villasenor has repaid the loan in full during the first quarter of 2003.

7 C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 2.

FINANCIAL INFORMATION

8 A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements as required under this Item 8 are attached hereto and found under Item 17.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

8 B.

SIGNIFICANT CHANGES

There have been no significant changes of financial condition since the most recent interim financial statements dated September 30, 2003, except for the brokered private placement completed by the Company on April 13, 2004 of 10.0 million units at Cdn.$3.00 per unit, each unit consisting of one common share and one-half share purchase warrant, each whole warrant exercisable to purchase one additional common share at Cdn.$3.50 per share for a period of two years.  The Company received net proceeds of approximately Cdn.$28,200,000 (approximately US$20,717,000) in connection with the private placement.

ITEM 3.

THE OFFER AND LISTING

9 A.

OFFER AND LISTING DETAILS

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The price range of the Common shares of the Company and the Common shares of Alamos Minerals on Tier 1 of the TSXV during the periods indicated below were as follows:

TSX Venture Exchange Common Share Trading Activity
Period	Sales Canadian Dollars
	High	Low
Fiscal Year Ended 12/31/2003	$3.00	$0.96
Fiscal Year Ended 12/31/2002	$0.92	$0.25
Fiscal Year Ended 12/31/2001	$0.38	$0.05
Fiscal Year Ended 12/31/2000	$0.21	$0.06
Fiscal Year Ended 12/31/1999	$0.40	$0.00
Fiscal Year Ended 12/31/1998	$0.85	$0.22
Quarter Ended 3/31/04	$2.99	$2.45
Quarter Ended 12/31/2003	$3.00	$1.75
Quarter Ended 9/30/2003	$1.97	$1.00
Quarter Ended 6/30/2003	$1.30	$0.94
Quarter Ended 3/31/2003	$0.59(1)/$1.40(2)	$0.28(1)/$0.96(2)
Quarter Ended 12/31/2002	$0.50	$0.28
Quarter Ended 09/30/2002	$0.82	$0.40
Quarter Ended 06/30/2002	$0.92	$0.36
Quarter Ended 03/31/2002	$0.49	$0.25
Quarter Ended 12/31/2001	$0.38	$0.25
Quarter Ended 09/30/2001	$0.07	$0.05
Quarter Ended 06/30/2001	$0.10	$0.06
Quarter Ended 03/31/2001	$0.08	$0.06
Month Ended 12/31/2003	$2.93	$2.05
Month Ended 11/30/2003	$2.90	$2.25
Month Ended 10/31/2003	$3.00	$1.75
Month Ended 09/30/2003	$1.97	$1.48
Month Ended 08/31/2003	$1.67	$1.26
Month Ended 07/31/2003	$1.30	$1.00
Month Ended 06/30/2003	$1.28	$0.94
Month Ended 05/31/2003	$1.19	$1.04
Month Ended 04/30/2003	$1.30	$1.00
Month Ended 03/31/2003	$1.40	$1.10
Month Ended 02/28/2003	$0.56(3)/$1.18(4)	$0.47(3)/$0.96(4)
Month Ended 01/31/2003	$0.59	$0.39

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

The closing price of the Common Shares was $2.62 on December 31, 2003 and $2.25 on April 26, 2004 on the TSXV. There is no public market for the Company’s Common Shares in the United States.

9B.

PLAN OF DISTRIBUTION

Not applicable.

9C.

MARKETS

The Company’s post-amalgamation shares were called for trading as “AGI” on Tier 1 of the TSXV on February 21, 2003.  Prior to February 21, 2003, Alamos Minerals’ shares traded as “AAS” on the TSXV and National Gold’s shares traded as “NGT” on the TSXV.

9D.

SELLING SHAREHOLDERS

Not applicable.

9 E.

DILUTION

Not applicable.

9 F.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 4.

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

(a)

Transferring the Company’s jurisdiction from British Columbia to another jurisdiction;

(b)

Giving financial assistance under certain circumstances;

(c)

Certain conflicts of interest by Directors;

(d)

Disposing of all/substantially all of Company’s undertakings;

(e)

Removing Director before expiration of his term of office;

(f)

Certain alterations of share capital;

(g)

Changing the Company name;

(h)

Altering any restrictions on the Company’s business; and

(i)

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund instalments.

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

10C.

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

As above
9. Amalgamation Agreement dated December 16, 2002 between Alamos Minerals and National Gold	As above
10. Loan Agreement dated January 30, 2003 among Alamos Minerals, H. Morgan & Company and National Gold	4B. Business Overview – Alamos Minerals Ltd. – Operations and Activities, 2000 – 2003
11. General Security Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4B. Business Overview – Alamos Minerals Ltd. – Operations and Activities, 2000 – 2003
12. Share Pledge Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4B. Business Overview – Alamos Minerals Ltd. – Operations and Activities, 2000 – 2003

13.  Agreement for Engineering, Procurement and Construction Management Services dated July 25, 2003 between the Company and M3 Engineering & Technology Corporation for the Mulatos Sonora Mexico Project also known as Project No. M3-PN02208

4B. Business Overview – The Company – Activities Since February 21, 2003 5B. Liquidity and Capital Resources

10 D.

EXCHANGE CONTROLS

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

10E.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”)and the Canada-United States Tax Convention (1980) (the “Treaty”) as at the date of this Annual Report on Form 20-F and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

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

Dividends

Dividends paid on the Shares of the Company to a non-resident will be subject to withholding tax.  The Treaty provides that the normal 30% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company ) to residents of the United Sates, and also provides for a further reduction of this rate to 10% where the beneficial owner of the dividends is a corporation which is a resident of the United States and which owns at least 10% of the voting shares of the corporation paying the dividend.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

United States Federal Income Tax Consequences

The following is a general discussion of all material U.S. federal income tax matters, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation—Certain Canadian Federal Income Tax Consequences” above).

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

This discussion is for general information only and should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, the Company urges U.S. Holders and prospective U.S. Holders of common shares of the Company to consult their financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company.  (See more detailed discussion at “Disposition of Common Shares of the Company” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and the Company urges U.S. Holders of common shares of the Company to consult their financial advisor, legal counsel or accountant regarding  the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  The Company urges U.S. Holders to consult their financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

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

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company is urged to consult their financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

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

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

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

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders are urged to consult their financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

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

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly �on-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders are urged to consult their tax advisor regarding the manner of making such an election.

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

The PFIC rules are very complicated, and the Company urges U.S. Holders to consult their financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

10F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

10G.

STATEMENT BY EXPERTS

Not applicable

10H.

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

Alamos Gold Inc.

1503 - 110 Yonge St.

Toronto, ON  M5C 1T4

Canada

10 I.

SUBSIDIARY INFORMATION

Not required.

ITEM 1.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not enter into any hedging transactions or hold any derivative instruments.

ITEM 2.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 3.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 4.

MATERIAL MODIFICATIONS TO THE RIGHTS OF
SECURITYHOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 5.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

During the period covered by this annual report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable for the period covered by this annual report.

ITEM 16B.  CODE OF ETHICS

Not applicable for the period covered by this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable for the period covered by this annual report.

ITEM 16D.  EXCEPTIONS FORM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Not applicable.

PART III

ITEM 6.

FINANCIAL STATEMENTS

The Company’s financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in a footnote to the financial statements.

The financial statements as required under ITEM 17 are attached hereto.  The audit report of De Visser Gray, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

Consolidated Financial Statements

September 30, 2003

September 30, 2002

(unaudited)

and

December 31, 2002

December 31, 2001

December 31, 2000

(audited)

(Stated in U.S. Dollars)

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Alamos Gold Inc. (formerly Alamos Minerals Ltd.)

We have audited the consolidated balance sheets of Alamos Gold Inc. (formerly Alamos Minerals Ltd.) as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, cash flows and mineral rights on unproven properties for each of the years in the three year period ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

“De Visser Gray”

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

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 14, 2003

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Balance Sheets

(Stated in U.S. Dollars)

	September 30,	December 31,
	2003	2002	2001
	(unaudited) $	(audited) $	(audited) $
A S S E T S
Current Assets
Cash and cash equivalents	7,863,666)	487,289)	287,970)
Amounts receivable	33,871)	39,033)	22,087)
Advances and prepaid expenses	84,713)	12,822)	19,496)
Due from related party (note 6)	-)	450,522)	-)
	7,982,250)	989,666)	329,553)

Long-term investments (note 5)	3,169)	3,169)	9,007)
Equipment (note 3)	195,861)	72,369)	78,743)
Mineral rights on unproven properties (note 4)	16,608,686)	4,956,412)	1,496,971)
	24,789,966)	6,021,616)	1,914,274)

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	10,560)	123,393)	27,015)

Note payable (note 11)	1,875,000)	1,769,565)	-)
Liability to issue shares (note 9(d))	-)	-)	564,279)
	1,885,560)	1,892,958)	591,294)

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 9(a))	31,312,830)	11,583,910)	8,338,027)
Deficit	(8,408,424)	(7,455,252)	(7,015,047)
Continuing operations (note 1)	22,904,406)	4,128,658)	1,322,980)
	24,789,966)	6,021,616)	1,914,274)

Approved by the Board of Directors:

Chester F. Millar	Nerio V. Cervantes

See accompanying notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Operations and Deficit

(Stated in U.S. Dollars)

	For the nine months ended September 30,		For the years ended December 31,
	2003 (unaudited) $	2002 (unaudited) $	2002 (audited) $	2001 (audited) $	2000 (audited) $
Revenue
Gold sales (note 4(c))	-)	-)	-	146,474	69,504 )

Expenses
Amortization	7,008)	17,253)	25,449)	31,954)	43,728)
Management Fees	81,272))	80,864)	129,828)	4,846)	-)
Foreign exchange (gain) loss	38,176)	(14,546)	(15,496)	12,072)	(8,989)
Legal, audit and accounting	262,161)	73,994)	196,840)	83,343)	79,009)
Office and administration	465,155)	34,007)	42,254)	29,759)	39,976)
Property investigation	-)	6,753)	6,753)	338,941)	-)
Shareholder communications	39,636)	10,217)	26,667)	6,933)	4,522)
Travel and accommodation	32,426)	3,698)	13,105)	798)	6,426)
Trust and filing	39,890)	9,992)	13,130)	5,360)	4,531)
Loss on sale of investments	-)	-)	-)	13,502)	-)
Write-down of investments	-)	-)	5,838)	-)	73,330)
Write-off of mineral rights on unproven properties	-)	-)	-)	-)	3,553,028)
Write-off of equipment	-)	-)	-)	-)	4,452)
Interest income	(12,552)	(2,777)	(4,163)	(13,734)	(44,299)
	953,172)	219,455)	440,205)	513,774)	3,755,714)

Loss for the period/year	(953,172)	(219,455)	(440,205)	(367,300)	(3,686,210)
Deficit, beginning of period/year	(7,455,252)	(7,015,047)	(7,015,047)	(6,647,747)	(2,961,537)
Deficit, end of period/year	(8,408,424)	(7,234,502)	(7,455,252)	(7,015,047)	(6,647,747)

Loss per share (note 8)	$ (0.03)	$ (0.02)	$ (0.04)	$ (0.05))	$ (0.50) )
Weighted average number of shares outstanding	33,105,849)	12,026,093)	10,336,231)	7,439,015)	7,439,015

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars)

	For the nine months ended September 30,		For the years ended December 31,
Cash Provided by (Used for):	2003 (unaudited) $	2002 (unaudited) $	2002 (audited) $	2001 (audited) $	2000 (audited) $
Operating Activities
Net loss for the period/year	(953,172)	(219,455)	(440,205)	(367,300)	(3,686,210)
Adjustments for items not involving cash:
Amortization	7,008)	17,253)	25,449)	31,954)	43,728)
Loss on sale of investment	- ))	-)	-)	13,502)	-)
Write-down of long-term investments	- )	-)	5,838)	-)	73,330)
Write-off of mineral rights on unproven properties	- )	-)	-)	-)	3,553,028)
Write-off of equipment	- )	-)	-)	-)	4,452)
	(946,164)	(202,202)	(408,918)	(321,844)	(11,672)
Changes in non-cash working capital components:
Amounts receivable	62,062)	(17,645)	(16,946)	(13,124)	1,468)
Advances and prepaid expenses	(71,891)	7,139)	6,674)	(3,174)	(4,201)
Accounts payable and accrued liabilities	(297,339)	(18,401)	96,378)	(15,057)	10,811)
	(1,253,332)	(231,109)	(322,812)	(353,199)	(3,594)
Investing Activities
Advances to related party	-)	-)	(450,522)	-)	-)
Mineral rights on unproven properties	(3,260,694)	(927,331)	(1,689,876)	(496,971)	(504,395)
Purchase of equipment	(64,769)	(17,213)	(19,075)	(6,539)	(6,057)
Proceeds from sale of investments	- )	-)	-)	13,168)	-)
	(3,325,463)	(944,544)	(2,159,473)	(490,342)	(510,452)
Financing Activities
Proceeds from issuance of long-term debt	3,750,000)	-)	-)	-)	-)
Liability to issue shares	- ))	-)	-)	564,279)	-)
Proceeds from the issue of common shares	11,728,920)	1,469,280)	2,681,604)	-)	-)
Payment of note payable*	(1,769,565)	-)	-)	-)	-)
Payment of long-term debt	(1,875,000)	-)	-)	-)	-)
	11,834,355)	1,469,280)	2,681,604)	564,279)	-)

Cash acquired from amalgamation (note 10)	120,817 )	-)	-)	-)	-)
	)
Net increase (decrease) in cash and cash equivalents	7,376,377 )	293,627)	199,319)	(279,262)	(514,046)
Cash and cash equivalents - beginning of period/year	487,289 )	287,970)	287,970)	567,232)	1,081,278)
Cash and cash equivalents - end of period/year	7,863,666 )	581,597)	487,289)	287,970)	567,232)

Supplementary Information

*   Of the note payable of U.S.$3,539,130 (CDN$5,583,333) for the acquisition of the Salamandra project, $1,769,565 was paid

      by National Gold Corporation  prior to the amalgamation.   Refer also to Note10.

     Shares issued as a finder’s fee: 2002 - 471,617 shares at $84,099.

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Consolidated Statements of Mineral Rights on Unproven Properties

(Stated in U.S. Dollars)

	December 31, 2000	Expenditures 2001	December 31, 2001	Expenditures 2002	December 31, 2002	Expenditures 2003	September 30, 2003
	(audited) $	(audited) $	(audited) $	(audited) $	(audited) $	(unaudited) $	(unaudited) $
MEXICO
Salamandra Project
Acquisition	-	414,592	414,592	2,713,516	3,128,108	(*)10,717,681	13,845,789
Exploration
Mine administration	-	-	-	61,205	61,205	54,839	116,044
Analytical	-	-	-	15,943	15,943	30,977	46,920
Field work & supplies	-	32,701	32,701	520,556	553,257	358,667	911,924
Geological	-	27,144	27,144	105,999	133,143	174,900	308,043
Claims maintenance	-	15,907	15,907	4,415	20,322	232,050	252,372
Equipment rental	-	-	-	-	-	51,636	51,636
Travel & accommodation	-	4,667	4,667	35,476	40,143	27,450	67,593
	-	495,011	495,011	3,457,110	3,952,121	11,648,200	15,600,321
La Fortuna Rights
Acquisition	295,300	-	295,300	-	295,300	-	295,300
Exploration
Analytical	28,714	-	28,714	-	28,714	-	28,714
Field work & supplies	347,776	-	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336	-	226,336
Claims maintenance	66,678	1,960	68,638	2,331	70,969	4,074	75,043
Travel & accommodation	35,196	-	35,196	-	35,196	-	35,196
	1,000,000	1,960	1,001,960	2,331	1,004,291	4,074	1,008,365

Total	1,000,000	496,971	1,496,971	3,459,441	4,956,412	11,652,274	16,608,686
* refer to note 10.

See notes to consolidated financial statements

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company’s activity is the acquisition and exploration of mineral rights that are considered sites of potential economic mineralization.  At December 31, 2002, the Company’s principal mineral rights interest is the Salamandra Project in Mexico.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral rights, and the ability of the Company to realize the costs it has incurred to date on these mineral rights is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral rights.

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

The Company acquired and amalgamated with National Gold Corporation (“National”) on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held.  The acquisition was accounted for as a purchase of National by the Company.

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

Mineral Rights

Mineral right acquisition costs and related direct exploration costs are deferred until the mineral rights are placed into production, sold or abandoned.  These costs will be amortized on the unit-of-production basis over the estimated useful life of the properties, or written-off if the properties are abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests.  Rights acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of mineral right acquisition costs and their related exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral rights on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the rights or from their sale.  Management’s assessment of the right’s estimated current fair market value may also be based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review.

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

Equipment

Equipment is recorded at cost and is amortized over its estimated useful economic life using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.

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

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation Plan

The Company has a stock-based compensation plan as described in note 9(e).  Effective January 1, 2002, the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted.  Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period in which the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.  Prior to September 30, 2003, the Company expensed the fair value of options granted to non-employees and disclosed those granted to all others on a pro-forma basis.

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

3.

EQUIPMENT

	September 30, 2003 (unaudited)
	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	596,109	422,332	173,777
Office equipment	31,837	20,099	11,738
Computer equipment	17,828	7,482	10,346
	645,774	449,913	195,861

	December 31,
	2002			2001
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Exploration equipment	470,468	405,158	65,310	451,214	381,295	69,919
Office equipment	23,195	17,962	5,233	23,195	16,653	6,542
Computer equipment	6,817	4,991	1,826	6,817	4,535	2,282
	500,480	428,111	72,369	481,226	402,483	78,743

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

4.

MINERAL RIGHTS ON UNPROVEN PROPERTIES

The Company’s mineral rights are located in Mexico and its interest in these rights is maintained under agreements with the titleholders.  The Company is satisfied that evidence of title to each of its mineral rights is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the rights.

a)

State of Sonora, Mexico

Salamandra Project

National Gold Corporation (“National”) had acquired a 100% interest in this project, which comprises approximately 15,000 hectares, in consideration for the payment of Cdn$11,154,011 in acquisition costs and assigned expenses, payable as follows: the payment of $250,000 (paid), the assumption of non-interest bearing promissory notes aggregating $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008 (paid), the assumption of a non-interest bearing debenture for $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce for nine months or December 31, 2010 (reduced to $5,583,333 (paid subsequently), and the assumption and payment of U.S. $420,000 in liabilities (paid).

The rights are subject to a sliding scale net smelter royalty (“NSR”) on the first 2,000,000 ounces of production.  The royalty commences at 1.0% NSR when the price of gold is less than U.S.$300 per ounce rising to 5% NSR when the price of gold exceeds U.S. $400 per ounce.  Sliding scale minimum quarterly payments of $25,500 are due when the price of gold is equal to or less than U.S. $275 per ounce, rising to $150,000 per quarter if the price of gold exceeds U.S.$375 per ounce.

During the year 2002 the Company entered into an agreement with National whereby the Company earned a 50% interest in the property by spending $2.375 million on acquisition and exploration expenditures, the payment of 50% of all of the obligations due by National under the National’s original Assets Purchase Agreement and to pay to National $2,000,000 within 48 months of the Company becoming the Registered Operator of the properties in Mexico.

Refer to note 10.

b)

La Fortuna Rights

Durango, Mexico

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares, which had been written-down in 2000 to their estimated fair value of $1 million.

c)

San Antonio Rights

Sonora, Mexico

The Company had an option to earn up to a 70% interest in mineral rights acquired by purchasing 2,100,000 shares of Laminco Resources Inc. (“LRI”), a Canadian public company listed on the Toronto Stock Exchange.

During 2001, the Company received CDN$146,474 and in 2000 CDN$69,504 from the sale of gold obtained from test leaching operations conducted on the mineral rights and at December 31, 2001 had abandoned its interest in the mineral rights and had written-off all costs.

Refer to note 5.

d)

Other Rights

The Company had a 34.4% interest in various mineral rights in Mexico and Peru, which were written-off in 2000.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

5.

LONG-TERM INVESTMENTS

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at an adjusted cost of $3,169 and net of a $5,838 write-down to market value at December 31, 2002.  During 2001, the Company sold the 210,000 shares of Zaruma Resources Inc. it owned for proceeds of $13,168, realizing a loss on their sale of $13,502.  Zaruma Resources Inc., previously known as Laminco Resources Inc., consolidated its share capital on a ten for one basis during 2000.  During the 2000 fiscal year these shares were written-down to an estimated realizable value of $26,670.

Refer to note 4(c).

6.

RELATED PARTY TRANSACTIONS

Directors of the Company were paid an aggregate of $192,212 during the period ended September 30, 2003 and $172,138 during the year ended December 31, 2002 (2001 - $33,846; 2000 - $38,685) for management, investor relations, accounting and administrative services.  These transactions have occurred in the normal course of operations and are measured at their fair value as determined by management.

During the year ended December 31, 2002, the Company lent Cdn$675,000 to National under an unsecured convertible note bearing interest at 12% per annum, maturing on October 18, 2003 and convertible into shares of National at Cdn$0.29 per share.  The purpose of the note was to fund National’s portion of property payments due.  At the statement date National owned Alamos Cdn$749,454.

7.

SEGMENTED INFORMATION

	September 30,	As at December 31,
	2003 (unaudited) $	2002 $	2001 $	2000 $
Assets by geographic segment, at cost:
Mexico	17,213,985	5,109,621	1,595,314	1,120,385
Canada	7,575,981	911,995	318,960	611,967
	24,789,966	6,021,616	1,914,274	1,732,352

8.

LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year.  Diluted loss per share has not been disclosed as it is anti-dilutive.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

9.

SHARE CAPITAL

a)

Authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of Shares	Total
		$
Issued at December 31, 2001 and 2000	14,878,030	8,338,027

Exercise of stock options	100,000	31,018
Private placements for cash	17,175,000	*3,130,766
Issued for finder’s fees	471,617	84,099

Issued at December 31, 2002	32,624,647	11,583,910
Warrants exercised	7,078,617	1,061,971
	39,703,264	12,645,881
Consolidation (2:1)	(19,851,632)	-
Acquisition of National Gold	13,467,795	8,000,000
Equity financing	8,500,000	8,150,019
Stock options exercised	175,383	60,931
Warrants exercised	3,899,854	2,455,999
Issued at September 30, 2003 (unaudited)	45,894,664	31,312,830

* net of issue costs of $84,099

b)

Stock options outstanding at September 30, 2003 (unaudited) are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
42,517	February 23, 2006	0.47
100,000	February 5, 2007	0.64
14,881	February 18, 2007	0.71
632,500	June 3 2007	1.16
500,000	July 22, 2007	1.00
600,000	January 30, 2008	0.76
75,000	March 13, 2008	0.92
682,483	July 23, 2008	1.13
2,647,381

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

9.

SHARE CAPITAL (continued)

Stock options outstanding at December 31, 2002 are as follows:

Number	Expiry Date	Exercise Price
		$
135,000	June 8, 2003	0.65
200,000	February 7, 2007	0.32
1,265,000	June 4, 2007	0.58
1,000,000	July 22, 2007	0.50
2,600,000

Summary of Stock Option activity:

	September 30, 2003		December 31,
	(unaudited)		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
		$		$		$
Balance, beginning of period	2,600,000)	0.53	860,000	0.47	710,000	0.51
Consolidation (2:1)	(1,300,000)	-	-	-	-	-
Acquired with National Gold	232,781)	0.78	-	-	-	-
Granted	1,357,483)	0.84	2,265,000	0.54	200,000	0.32
Exercised	(175,383)	0.47	(100,000)	0.48	-	-
Expired	(67,500)	1.30	(425,000)	0.48	(50,000)	0.47
Balance, end of period	2,647,381)	0.70	2,600,000	0.53	860,000	0.47

c)

Warrants outstanding at September 30, 2003 (unaudited) are as follows:

Number	Expiry Date	Exercise Price
		Cdn$
2,562,500	October 11, 2003	0.90
73,342	November 1, 2003	0.82
729,166	April 16, 2004	0.94
370,535	April 16, 2004	1.41
42,730	April 29, 2004	0.82
100,981	May 7, 2004	0.94
548,275	July 19, 2004	0.56
4,250,000	August 22, 2004	1.75
404,432	September 5, 2004	1.06
9,081,961

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

At December 31, 2001, the Company had entered into private placement agreements to issue 6,000,000 common shares at a price of CDN$0.15 per share, for an aggregate of CDN$900,000 (US$564,279).  These shares were issued in 2002 upon the receipt of regulatory consent.

e)

Stock-based compensation

The fair value of stock options granted in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions; risk-free interest rate - 4.3% (December 31, 2002- 4.5%) expected dividend yield - Nil; expected stock price volatility - 47% (December 31, 2002 - 47%); and expected option life of 5 years.

The pro-forma effect on net loss and loss per share for the period ended September 30, 2003, for stock options granted to directors and employees using the fair value method, is as follows:

	Net loss for the period (unaudited)	Basic and diluted loss per share
Reported	$ (953,172)	$ (0.03)
Pro-forma	$ (1,508,330)	$ (0.05)

The pro-forma effect on net loss and loss per share for the period ended December 31, 2002, for the stock options granted to directors and employees using the fair value method, is as follows:

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

89

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

10.

ACQUISITION OF NATIONAL GOLD

The Company acquired on February 21, 2003, all of the outstanding shares of National Gold Corporation (“National”), the Company’s joint venture partner on the Salamandra property, by the issue of 13,373,291 shares of the Company valued at $8,000,000.  The acquisition has been accounted by the purchase method and the operating results of National are included in the consolidated statement of operations from the effective date of the acquisition.

Details of assets and liabilities acquired are as follows:

$
Cash	120,817
Amounts receivable and prepaid expenses	56,900
Mineral rights (Salamandra Property)	4,328,466
Equipment	65,749
Accounts payable	(184,506)
Due to Alamos Gold	(2,314,055)
Net assets acquired	2,073,371
Value allocated to mineral rights	5,926,629
Share consideration	8,000,000

11.

NOTE PAYABLE

The Company had arranged a loan of CDN$5.7 million maturing February 2009, bearing interest at 12% per annum and repayable in full after February 2005, or 50% thereof at anytime, of which CDN$5.6 million was used to discharge the CDN$7,500,000 of debentures issued by National to acquire the Salamandra Project.  These debentures were discounted to CDN$5.6 million upon prepayment on January 31, 2003 and the Company repaid $1,875,000 of the loan payable.

12.

INCOME TAXES

At December 31, 2002 the Company has non-capital losses of approximately $761,280 (CDN$1,200,000) and capital losses of approximately $80,615 (CDN $127,073) in Canada and $672,464 (CDN$1,060,000) in Mexico available to reduce taxable income for future years.  The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

13.

CONTINGENCIES

a)

A claim has been made against the Company for damages under a mineral rights acquisition agreement that the Company did not complete.  The plaintiff has claimed a loss of U.S. $105,000.  The Company denies the claim and has not made any provision for it in the financial statements.  Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

b)

The Company has reduced the surface area of the Salamandra Project that is leased from the local Ejido of the village of Mulatos as allowed under the lease.  The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court.  The Company is continuing with certain of its obligations under the lease and does not anticipate a material unfavourable outcome.

c)

A claim has been made against the Company by a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 pre-amalgamation stock options.  The Company denies it has any liability and accordingly, has not accrued any amount for the claim.  Should any amount ultimately be paid it will be recorded in the accounts at the time of payment.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP exploration expenditures may be deferred on prospective mineral rights until such time as it is determined that further exploration is not warranted, at which time the costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the rights are capable of economic commercial production. The following items (a) to (f) are inclusive of the impact on line items in these financial statements that would result from the application of U.S. accounting principles to deferred mineral right costs.

	September 30,		December 31,
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	$	$	$	$	$
a) Assets
Deferred Mineral Right Costs
Deferred mineral right costs following Canadian GAAP	16,608,686)	2,436,829)	4,956,412)	1,496,971)	1,000,000)
Less deferred mineral right costs	(16,608,686)	(2,436,829)	(4,956,412)	(1,496,971)	(1,000,000)
Deferred mineral right costs following U.S. GAAP	-)	-)	-)	-)	-
			)
b) Operations
Net loss following Canadian GAAP	(953,172)	(219,455)	(440,205)	(367,300)	(3,686,210)
Deferred mineral right costs expensed under U.S. GAAP	(11,652,274)	(927,331)	(2,440,344)	(496,971)	(504,395)
Imputed interest charges under U.S. GAAP	-)	-)	(75,047)	-)	-)
Deferred mineral right costs written-off under Canadian GAAP	-)	-)	-)	-)	3,553,028)
Net loss under U.S. GAAP	(12,605,446)	(1,146,786)	(2,955,596)	(864,271)	(637,577)

c) Deficit
Closing deficit under Canadian GAAP	(8,408,424)	(7,234,502)	(7,455,252)	(7,015,047)	(6,647,747)
Adjustment to deficit for deferred mineral right costs written-off under U.S. GAAP, net of impact of discounted debt under U.S. GAAP	(16,608,686)	(2,436,829)	(3,937,315)	(1,496,971)	(1,000,000)
Adjustment for imputed interest under U.S. GAAP	-)	-)	(75,047)	-)	-)
Closing deficit under U.S. GAAP	(25,017,110)	(9,671,331)	(11,467,614)	(8,512,018)	(7,647,747)

d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	(1,253,332)	(231,109)	(322,812)	(353,199)	(3,594)
Add net loss following Canadian GAAP	953,172)	219,455)	440,205)	367,300)	3,686,210)
Less net loss following U.S. GAAP	(12,605,446)	(1,146,786)	(2,955,596)	(864,271)	(637,577)
Less deferred mineral right costs written-off under Canadian GAAP	-)	-)	-)	-)	(3,553,028)
Add non-cash deferred expenditures expensed under US GAAP	8,391,580))	-)	750,468)	-)	-)
Add non-cash imputed interest on note charged under U.S. GAAP	-)	-)	75,047)	-)	-)
Cash applied to operations under U.S. GAAP	(4,514,026)	(1,158,440)	(2,012,688)	(850,170)	(507,989)

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Notes to Consolidated Financial Statements

(Stated in U.S. Dollars)

14.  DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	September 30,		December 31,
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
	$	$	$	$	$
e) Cash Flows - Investing Activities
Cash applied to investments under Canadian GAAP	(3,325,463)	(944,544)	(2,159,473)	(503,510)	(510,452)
Add deferred mineral right costs expensed under U.S. GAAP	3,260,694)	927,331)	1,689,876)	496,971)	504,395)
Cash applied to investments under U.S. GAAP	(64,769)	(17,213)	(469,597)	(6,539)	(6,057)

f) Loss Per Share
Basic and diluted loss per share under U.S. GAAP	$ (0.38)	$ (0.10)	$ (0.38)	$ (0.12)	$ (0.09)

g) Note Payable
Note payable - Canadian GAAP	-)	-)	1,769,565)	-)	-)
Discount from face amount for imputed interest under U.S. GAAP	-)	-)	(1,019,097)	-)	-)
Interest expense recognized currently	-)	-)	75,047)	-)	-)
Note payable - U.S. GAAP	-)	-)	825,515 )	-)	-)

Other US/Canadian GAAP Differences - Discounted note payable and imputed interest

Under U.S. GAAP all debts exchanged for properties are presumed to include interest stipulated at a fair rate.  If no interest rate is stated then the note is valued as its net present value as determined by discounting future payments at an imputed rate of interest.  Under Canadian GAAP non-interest bearing notes payable are not required to be valued at their net present value and accordingly no interest is required to be imputed on the debt.

At December 31, 2002, the Company’s 50% portion of the CDN $5.6 million carrying cost of the debenture originally issued by National to acquire the Salamandra Project (issued initially for CDN $7.5 million) is payable based upon the average price of gold attaining a certain price over a specified period of time or on December 31, 2010.  The Company has imputed an interest rate of 10% per annum on the note and estimated the principal repayment dates based upon a current projection of gold prices to those dates.

Refer to items b), c), d) and g) above for the impact of imputed interest charges under U.S. GAAP to these financial statements.

Flow-Through Shares

Under U.S. GAAP, the issue of shares at a discount or premium market price will result in a U.S./CDN GAAP difference.  A liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance.  Under Canadian GAAP, no such premium is recognized.  Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount.  The Company follows the policy of renouncing fully to investors the proceeds of all flow-through share financings received during the year, whether the underlying exploration expenditures have been incurred or not, at the fiscal year end, which coincides with the personal taxation year of individuals in Canada.  All current and historical issuances of flow-through shares by the Company have been based on the market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue shares was made.  Accordingly, the absence of a discount or premium to market value of flow-through shares does not impact these financial statements under U.S. GAAP.

NATIONAL GOLD CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

December 31, 2001

December 31, 2000

(Stated in Canadian dollars)

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of National Gold Corporation

We have audited the consolidated balance sheets of National Gold Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, cash flows and mineral rights on unproven properties for the year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the three year period ended December 31, 2002 in accordance with generally accepted accounting principles in Canada.  As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements for the year ended December 31, 1999 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 12, 2000.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 1, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 12 to the financial statements.  Our report to the shareholders dated May 1, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditor’s report when these are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 1, 2003

NATIONAL GOLD CORPORATION

Consolidated Balance Sheets

(Stated in Canadian dollars)

	December 31,
	2002 $	2001 $
A S S E T S
Current Assets
Cash	157,977	75,407
Amounts receivable	70,598	32,543
Prepaid expenses	15,011	8,510
	243,586	116,460

Reclamation Bond (note 4)	-	1,000
Equipment (note 3)	123,605	177,670
Mineral rights on unproven properties (note 4)	5,807,493	11,287,014
	6,174,684	11,582,144

L I A B I L I T I E S
Current Liabilities
Accounts payable	262,801	211,955
Current portion of lease payable (note 8)	-	10,537
Due to related parties (note 5)	4,664	42,416
	267,465	264,908

Due to related party	745,454	-
Long term portion of lease obligation (note 8)	-	5,268
Notes payable (note 4)	2,791,667	10,250,000
Liability to issue shares (notes 6 (e and d))	135,000	259,500
	3,939,586	10,779,676

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 6(a))	7,071,223	2,930,131
Contributed surplus (note 6(b))	327,573	-
Special warrants (note 6(d))	-	74,950
Deficit	(5,163,698)	(2,202,613)
Continuing operations (note 1)	2,235,098	802,468
	6,174,684	11,582,144

Approved by the Board of Directors:

Director	Director

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION

Consolidated Statements of Operations and Deficit

(Stated in Canadian dollars)

	For the years ended December 31,
	2002 $	2001 $	2000 $
Expenses
Accounting, audit and legal	369,619	226,583	89,050
Amortization	33,633	35,129	13,756
Automobile	-	4,630	-
Bank charges and interest	8,114	133,313	1,262
Consulting, inclusive of stock-based compensation (note 6(b))	387,902	112,051	78,549
Foreign exchange	31,233	(5,671)	-
General exploration	2,267	64,333	48,905
Interest income	(5,801)	(17,903)	(13,389)
Investor relations	559,668	298,098	36,983
Office and miscellaneous	133,512	207,465	57,286
Rent	84,343	81,818	25,518
Repairs and maintenance	3,086	-	-
Telephone	22,449	11,618	5,575
Travel and promotion	242,891	133,732	38,899
Trust and filing	64,628	26,552	20,545
Utilities	-	3,378	-
Wages	494,110	201,281	35,083
Write off of equipment	36,113	-	-
Write off of mineral rights on unproven properties	493,318	-	-

Net loss for the year	(2,961,085)	(1,516,407)	(438,022)
Deficit - beginning of year	(2,202,613)	(686,206)	(248,184)
Deficit - end of year	(5,163,698)	(2,202,613)	(686,206)

Loss per share (note 7)	$ (0.12)	$ (0.14)	$ (0.10)

Weighted average	24,107,364	10,882,003	4,506,301

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION

Consolidated Statements of Cash Flows

(Stated in Canadian dollars)

	For the years ended December 31,
	2002 $	2001 $	2000 $
Cash Provided by (Used for):

Operating Activities
Net loss for the year	(2,961,085)	(1,516,407)	(438,022)
Adjustments for items not involving cash:
Amortization	33,633	35,129	13,756
Stock compensation expense	327,573	-	-
Write-off of equipment	36,113	-	-
Write-off of mineral rights on unproven properties	493,318	-	-
Write-off of reclamation bond	1,000	-	-
	(2,070,448)	(1,481,278)	(424,266)
Changes in non-cash working capital components:
Amounts receivable	(38,055)	(19,525)	(9,012)
Prepaid expenses	(6,501)	(8,287)	9,777
Accounts payable	104,096	159,679	11,754
Due to related parties	(61,048)	23,849	5,085
	(2,071,956)	1,325,562	(406,662)

Investing Activities*
Purchase of equipment	(15,681)	(147,463)	(42,660)
Mineral rights on unproven properties	(913,280)	(693,597)	(407,317)
Purchase of reclamation bond	-	-	(1,000)
	(928,961)	(841,060)	(450,977)

Financing Activities*
Option payment received	-	100,000	-
Liability to issue shares	-	259,500	-
Lease payments	(15,805)	(10,537)	(10,090)
Loan payments	(612,500)	-	-
Proceeds from issuance of special warrants	-	1,451,100	653,350
Proceeds from issuance of share capital	3,711,522	328,375	30,000
	3,083,487	2,128,438	673,260

Net cash provided (used) during the year	82,570	(38,184)	(184,379)
Cash - beginning of year	75,407	113,591	297,970
Cash - end of year	157,977	75,407	113,591

* Supplemental disclosure of non-cash investing and financing activities - note 11

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION

Consolidated Schedule of Mineral Rights on Unproven Properties

(Stated in Canadian dollars)

	Expenditures during 2000	Balance December 31, 2000	Net Expenditures	Balance December 31, 2001	Net Expenditures/ (Recoveries/ Write offs)	Balance December 31, 2002
	$	$	$	$	$	$
MEXICO
Salamandra Project
Acquisition costs	54,408	54,408	10,382,326	10,436,734	(5,560,308)	4,876,426
Geological and geophysical	69,572	69,572	334,133	403,705	157,440	561,145
Camp, accommodation and travel	11,829	11,829	48,767	60,596	67,081	127,677
Engineering	27,610	27,610	23,861	51,471	134,016	185,487
Mapping and recording	5,909	5,909	31,760	37,669	2,064	39,733
Other	12,485	12,485	-	12,485	4,540	17,025
	181,813	181,813	10,820,847	11,002,660	(5,195,167)	5,087,493

CANADA
BRITISH COLUMBIA
McNeil Property
Acquisition costs	35,000	35,000	5,000	40,000	(40,000)	-
Geological and geophysical	49,425	49,425	437	49,862	(49,862)	-
Camp, accommodation and travel	5,034	5,034	1,148	6,182	(6,182)	-
Drilling	49,478	49,478	-	49,478	(49,478)	-
Mapping and recording	3,818	3,818	165	3,983	(3,983)	-
Other	11,935	11,935	-	11,935	(11,935)	-
	154,690	154,690	6,750	161,440	(161,440)	-

Zinger Property
Acquisition costs	5,000	5,000	20,100	25,100	(25,100)	-
Geological and geophysical	46,361	46,361	591	46,952	(46,952)	-
Mapping and recording	11,450	11,450	2,377	13,827	(13,827)	-
Other	320	320	-	320	(320)	-
	63,131	63,131	23,068	86,199	(86,199)	-

Jackleg Property
Acquisition costs	-	-	17,000	17,000	(17,000)	-
Geological and geophysical	10,340	10,340	4,462	14,802	(14,802)	-
Mapping and recording	2,343	2,343	2,570	4,913	(4,913)	-
	12,683	12,683	24,032	36,715	(36,715)	-

Total	412,317	412,317	10,874,697	11,287,014	(5,479,521)	5,807,493

See notes to the consolidated financial statements

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Stated in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company activity is the acquisition and exploration of property interests that are considered sites of potential economic mineralization.  At December 31, 2002, the Company  has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the properties.

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

Financial Instruments

The Company’s financial instruments consist of current assets and current liabilities, the fair values which approximate their carrying values due to their short-term nature of these instruments.

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

Mineral Rights

Mineral right acquisition costs and related direct exploration costs are deferred until the mineral rights are placed into production, sold or abandoned.  These costs will be amortized on the unit-of-production basis over the estimated useful life of the properties or written-off if the properties are abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral right interests.  Rights acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of mineral right acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Stated in Canadian dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Rights (continued)

The Company reviews capitalized costs on its mineral rights on a periodic, or annual, basis and will recognize an impairment in value based upon management’s assessment of the future probability of profitable revenues from the rights or from their sale.  Management’s assessment of the right’s estimated current fair market value may also be based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review.

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

Equipment

Equipment is recorded at cost and is amortized over its estimated useful economic life using the declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.  Leasehold improvements are amortized on a straight-line basis over 10 years.

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

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Stated in Canadian dollars)

3.     EQUIPMENT

	37620			37255
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization$	Net Book Value $
Communication equipment	5,735	928	4,807	5,735	430	5,305
Field equipment	87,757	14,203	73,554	87,757	6,582	81,175
Vehicles	14,102	5,706	8,396	14,102	2,644	11,458
Machinery and equipment	19,659	3,939	15,720	19,659	2,062	17,597
Furniture and equipment	9,955	1,611	8,344	9,955	747	9,208
Computer software	313	152	161	5,721	5,478	243
Computer equipment*	15,407	2,784	12,623	84,210	31,526	52,684
	152,928	29,323	123,605	227,139	49,469	177,670

*

The amount is inclusive of assets held under a capital lease.  Refer to note 8.

4.   MINERAL RIGHTS ON UNPROVEN PROPERTIES

The Company’s mineral rights are located in Canada and Mexico and its interest in these rights is maintained under agreements with the titleholders.  The Company is satisfied that evidence of title to each of its mineral rights is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on these rights.

MEXICO

STATE OF SONORA

Salamandra Project

The Company acquired a 100% interest in this project, which comprises approximately 15,000 hectares, in consideration for the payment of Cdn$11,154,011 in acquisition costs and assigned expenses, payable as follows; the payment of $250,000 (paid), the assumption of non-interest bearing promissory notes aggregating $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008 (paid), the assumption of a non-interest bearing debenture for $7,500,000 maturing ninety days after the price of gold averages U.S. $325 per ounce for nine months or December 31, 2010 (reduced to $5,583,333 and paid subsequently), and the assumption and payment of U.S. $420,000 in liabilities (paid).  Refer to note 5.

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

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Stated in Canadian dollars)

4.   MINERAL RIGHTS ON UNPROVEN PROPERTIES(continued)

CANADA (continued)

BRITISH COLUMBIA (continued)

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

During the year ended December 31, 2002, related parties were paid an aggregate of $453,146 for wages, and the reimbursement of deferred costs and administrative costs and are owed an aggregate of $4,664 at December 31, 2002.

During the year ended December 31, 2001, related parties were paid an aggregate of $385,892 (2000 - $242,849) for deferred and administration costs and are owed $42,416 (2000 - $18,567) at December 31, 2001.

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

(Stated in Canadian dollars)

6.   SHARE CAPITAL

a)

Authorized share capital consists of:

1.  Unlimited number of common voting shares without nominal or par value

2.  Unlimited number of first preferred shares

3.  Unlimited number of second preferred shares

	December 31,
	2002		2001		2000
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		$		$		$
Issued - Beginning of year	17,578,983	2,930,131	5,235,000	371,156	4,850,000	318,156
Warrants	878,000	231,300	696,250	223,375	60,000	18,000
Bonus shares	150,000	-	-	-	-	-
Private placements	7,440,832	2,232,560	-	-	-	-
Short form offering	3,333,333	*1,342,932	-	-	-	-
Special Warrants	249,832	74,950	11,017,733	2,199,500	-	-
Exercise of stock options	830,000	164,500	525,000	105,000	300,000	30,000
Shares for services	188,000	53,250	-	-	-	-
Shares issued for mineral rights	135,000	41,600	105,000	31,100	25,000	5,000
Issued - End of year	30,783,980	7,071,223	17,578,983	2,930,131	5,235,000	371,156

*    net of cash share issue costs of $157,068.  The Company also issued 150,000 bonus shares in connection with the completion of this offering      valued at $67,500 which is netted to share capital as an issue cost.

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

During the year ended December 31, 2002, the Company has recorded the fair value of the 1,755,000 options granted as stock-based compensation expense of $327,573.  This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions; risk-free interest rate 3.5 - 4%; expected stock price volatility 40%; expected option life in years 3 - 5.

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

(Stated in Canadian dollars)

6.   SHARE CAPITAL (continued)

b)

Stock Options (continued)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Number Outstanding	Exercise Price	Expiry Date
	$
35,000	0.30	February 18, 2007
100,000	0.27	October 2, 2005
100,000	0.20	February 23, 2006
337,500	0.19	April 25, 2006
200,000	0.19	April 26, 2006
75,000	0.30	March 4, 2007
847,500

c)

Warrants

Number Outstanding	Exercise Price	Expiry Date
	$
2,166,667	0.55	June 21, 2003
1,297,001	0.35	September 21, 2003
262,500	0.35	November 1, 2003
2,182,000	0.40	April 16, 2004
1,541,500	0.40/0.60	April 16, 2003/2004
1,000,000	0.25/0.35	April 29, 2003/2004
500,000	0.40	May 7, 2004
1,776,083	0.55/0.65	September 5, 2003/2004
10,725,751

a)

During 2001, the Company received $259,500 for the issue of 1,730,000 common shares at $0.15 per common share for a private placement, subject to regulatory consent.  These shares were issued in 2002.

During the comparative fiscal year, the Company had received $648,350 for the issue of 2,831,165 Special Warrants.  During the current year, 2,521,133 Special Warrants which had originally been issued at prices ranging from $0.20 - $0.30 each, all were converted to units comprising of one share and one share purchase warrant exercisable at prices ranging from $0.30 - $0.45 per share over two years.

e)

At December 31, 2002, the Company agreed to settle $135,000 of debt by the issue of 150,000 share purchase warrants. These shares were issued during the period subsequent to year end.

7.   LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of shares outstanding during the year.  Diluted loss per share has not been disclosed as it is anti-dilutive.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Stated in Canadian dollars)

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

9.   INCOME TAXES

The Company has unclaimed resource deductions of approximately $238,000 at December 31, 2002, which can be applied, subject to certain restrictions, against future taxable income, and non-capital loss carryforwards at December 31, 2003 of approximately $4,000,000,  which expire from 2003 to 2009 and which can be applied against future taxable income.  The Company’s subsidiary has Mexican non-capital and carryforwards at December 31, 2002 of approximately $453,600, which can be applied against future taxable income.  The potential future tax benefits of these amounts have not been reflected in the financial statements as their utilization cannot be considered likely.

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

The Company has reduced the surface area of the Salamandra Project that is leased from the local Ejido of the village of Mulates as allowed under the lease.  The reduction in the surface area under the lease is being challenged by the Ejido in the Agrarian Court.  The Company is continuing with certain of its obligations under the lease and does not anticipate any material unfavourable outcome.

12.   SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2002, the Company issued 135,000 common shares for $41,600 under the terms of a mineral rights agreement, 1,730,000 common shares for $259,500 by private placement, 188,000 common shares for $53,250 for services provided, and Special Warrants were converted into 249,832 common shares for which proceeds of $74,950 had been received previously.

During the fiscal year ended December 31, 2001, the Company issued 105,000 (2000 - 25,000) of its common shares for $31,100 (2000 - $5,000) under the terms of a mineral rights acquisition agreement, and Special Warrants were converted into 3,293,333 (2000 - 60,000) common shares of which $78,400 of proceeds had been received in 2000.

During the year ended December 31, 2000, the Company acquired assets under a capital lease at an original cost of $36,432.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Stated in Canadian dollars)

13.   SEGMENTED INFORMATION

	As at December 31,
	2002	2001 $
Assets by geographic segment, at cost:
Mexico	5,970,020	11,180,085
Canada	204,664	402,059
	6,174,684	11,582,144

14.   SUBSEQUENT EVENTS

In addition to any items disclosed elsewhere in these notes, the following occurred in the period subsequent to December 31, 2002:

The Company acquired and amalgamated with National Gold Corporation (“National”) on February 21, 2003 whereby the shareholders of the Company received one share of the amalgamated Company for every2.352 shares of the Company held and the shareholders of National received one share of the amalgamated Company for each two shares of National they held.  The acquisition has been accounted for as a purchase with Alamos identified as the acquirer as the shareholders of Alamos received 60% of the shares of the amalgamated company.

The Company guaranteed a loan of Cdn$5.7 million, of which Cdn$5.6 million was used to discharge the Cdn$7,500,000 of debentures issued by National to acquire the Salamandra Project.  These debentures were discounted to Cdn$5.6 million upon prepayment.  The loan matures in February 2009, bears interest at 12% per annum and can be repaid in full after February 2005 or up to 50% at anytime.

The Company issued 150,000 and 222,275 common shares at $0.45 and $0.40 per share, respectively for debt, 200,000 and 100,000 common shares at $0.19 and $0.27 per share, respectively for stock options and 220,000 common shares at $0.25 per share for warrants.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Stated in Canadian dollars)

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP exploration expenditures may be deferred on prospective mineral rights until such time as it is determined that further exploration is not warranted, at which time the costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the rights are capable of economic commercial production.  The following items (a) to (f) are inclusive of the impact on line items in these financial statements that would result from the application of U.S. accounting principles to deferred mineral right costs.

	December 31,
	2002 $	2001 $	2000 $
a) Assets
Deferred Mineral Right Costs
Deferred mineral right costs following Canadian GAAP	5,807,493	11,287,014	412,317
Less deferred mineral right costs	(5,807,493)	(11,287,014)	(412,317)
Deferred mineral right costs following U.S. GAAP	-	-	-
b) Deficit
Closing deficit under Canadian GAAP	(5,163,698)	(2,202,613)	(686,206)
Adjustment to deficit for deferred mineral right costs expensed, net of option proceeds received and impact of discounted debt under U.S. GAAP	(4,199,765)	(6,190,223)	(412,317)
Adjustment for imputed interest under U.S. GAAP	(118,934)	(457,925)	-
Closing deficit under U.S. GAAP	(9,481,857)	(8,880,680)	(1,098,523)
c) Operations
Net loss following Canadian GAAP	(2,961,085)	(1,516,407)	(438,022)
Deferred mineral right costs expensed under U.S. GAAP	(1,089,880)	(5,877,906)	(412,317)
Imputed interest charged under U.S. GAAP	(1,183,940)	(410,844)	-
Option proceeds included in income under U.S. GAAP	-	100,000	-
Deferred mineral right costs written-off under Canadian GAAP	492,318	-	-
Gain on debt forgiveness recognized under U.S. GAAP	2,998,864	-	-
Net loss under U.S. GAAP	(678,177)	(7,705,157)	(850,339)
d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	(2,071,956)	(1,325,562)	(406,662)
Add net loss following Canadian GAAP	2,961,085	1,516,407	438,022
Less net loss following U.S. GAAP	(678,177)	(7,705,157)	(850,339)
Add non-cash mineral right costs expensed under U.S. GAAP	176,600	5,184,309	5,000
Gain on debt forgiveness under U.S GAAP	(2,998,864)	-	-
Mineral rights written-off under Canadian GAAP	(492,318)	-	-
Add imputed interest on notes charged under U.S. GAAP	118,394	410,844	-
Cash applied to operations under U.S. GAAP	(2,985,236)	(1,919,159)	(813,979)
e) Cash Flows - Investing Activities
Cash applied under Canadian GAAP	(928,961)	(841,060)	(450,977)
Add deferred mineral right costs expensed under U.S. GAAP	913,280	693,597	407,317
Cash received applied to investing activities under U.S. GAAP	(15,681)	(147,463)	(43,660)

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Stated in Canadian dollars)

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

Diluted loss per share is not presented as it is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	December 31,
	2002 $	2001 $	2000 $
Numerator: Net loss for the year under U.S. GAAP	(678,177)	(7,705,157)	(850,339)
Denominator: Weighted-average number of shares under Canadian GAAP	24,107,364	10,882,003	5,110,970
Adjustment required under U.S. GAAP (escrow shares)	(883,333)	(1,766,666)	(2,650,000)
Weighted-average number of shares under U.S GAAP	23,224,031	(9,115,337)	2,460,970
Basic and diluted loss per share under U.S. GAAP	$ (0.03)	$ (0.85)	$ (0.35)

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

The Company’s notes payable for the acquisition of its mineral rights is payable upon the average price of gold attaining a certain price over a specified period of time or December 31, 2010.  The Company has imputed an interest rate of 10% per annum on the note and estimated the principal repayment dates based upon a current projection of gold prices to those dates.

Refer to items b), c), d), and g) for the pro-forma impact of imputed interest charges under U.S. GAAP to these financial statements.

NATIONAL GOLD CORPORATION

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

(Stated in Canadian dollars)

c)

Flow-Through Shares

Under U.S. GAAP, the issue of shares at a discount or premium to the market price will result in a U.S./CDN GAAP difference.  A liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance.  Under Canadian GAAP, no such premium is recognized.  Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount.  The Company follows the policy of renouncing fully to investors the proceeds of all flow-through share financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada.  All current and historical issuances of flow-through shares by the Company have been based on the  market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue  shares was made.  Accordingly, the absence of a discount or premium to market value on issuance results in no current adjustment from the application of U.S. GAAP to flow-through shares.

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

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

June 27, 2003

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Balance Sheet

As at December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

	Alamos Minerals Ltd. (“Alamos”)	National Gold Corporation (“National Gold”)		Adjustments (Note 2 and below)			Pro-Forma Consolidated December 31, 2002
				Dr.		Cr.
Assets
Current assets:
Cash and cash equivalents	$ 487,289	$ 100,222					$ 587,511
Amounts receivable	39,033	44,784					83,817
Due from related parties	450,522	-			(*)	450,522	-
Prepaid expenses	12,822	9,522					22,344
	989,666	154,528					693,672

Long-term investment	3,169	-					3,169
Equipment	72,369	67,878					140,247
Mineral rights on unproven properties	4,956,412	3,951,225	(d)	6,051,774			14,959,411
	$ 6,021,616	$ 4,173,631					$ 15,796,499

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 123,393	166,716					$ 290,109
Due to related parties	-	453,480	(*)	450,522			2,958
	123,393	620,196					293,067

Long-term notes payable	1,769,565	1,769,565					3,539,130
Liability to issue shares	-	85,644					85,644
	1,892,958	2,475,405					3,917,841

Shareholders’ equity
Share capital	11,583,910	4,582,358	(b)	4,582,358	(a)	8,000,000	19,333,910
			(c)	250,000
Contributed surplus	-	207,812	(b)	207,812			-
Deficit	(7,455,252)	(3,091,944)			(b)	3,091,944	(7,455,252)
	4,128,658	1,698,226					11,878,658
	$6,021,616	$4,173,631		$11,542,466		$11,542,466	$15,796,499

(*) to eliminate the intercompany account between Alamos and National Gold

Approved by the Board of Directors:

Chester F. Millar	Nerio V. Cervantes

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Statements of Operations and Deficit

For the Year Ended December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

	Alamos Minerals Ltd.	National Gold Corporation	Pro-Forma Consolidated December 31, 2002
Expenses
Accounting and legal	$ 196,840	$ 235,519	$ 432,359
Amortization	25,449	21,423	46,872
Bank charges and interest	-	5,168	5,168
Consulting	-	247,187	247,187
Foreign exchange gain	(15,496)	(260,873)	(276,369)
General exploration	6,753	1,444	8,197
Interest income	(4,163)	(3,697)	(7,860)
Investor relations	26,667	356,643	383,310
Management fees	129,828	-	129,828
Office and miscellaneous	42,254	85,049	127,303
Rent	-	53,731	53,731
Repairs and maintenance	-	1,965	1,965
Telephone	-	14,303	14,303
Travel and promotion	13,105	154,778	167,883
Trust and filing	13,130	41,184	54,314
Wages	-	314,836	314,836
Write-down of investments	5,838	-	5,838
Write-off of equipment	-	23,013	23,013
Write-off of mineral rights	-	314,362	314,362

Net loss for the year	(440,205)	(1,606,035)	(2,046,240)
Deficit - beginning of year	(7,015,047)	(1,485,909)	(8,500,956)
Pro-forma purchase adjustment to eliminate National Gold’s deficit as at December 31, 2002	-	-	3,091,944
Deficit - end of year	(7,455,252)	(3,091,944)	(7,455,252)

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Financial Statements

December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

1.

BASIS OF PRESENTATION

Alamos Gold Inc. (formerly Alamos Minerals Ltd. or “Alamos”) was incorporated under the Companies Law (Revised) in the Cayman Islands on May 31, 1994 under the name of Vulcan Gold Exploration Inc. and was continued into Province of British Columbia on January 11, 1996 under the name of Alamos Minerals Ltd. The Company’s activity is the acquisition and exploration of mineral right interests that are considered sites of potential economic mineralization.These activities are currently conducted primarily in Mexico.

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

These unaudited pro-forma financial statements have been prepared based on the audited financial statements of Alamos and National Gold for the year ended December 31, 2002, which are included elsewhere in this Information Circular (“IC”).  Readers are reminded that the audited single-entity financial statements of the National Gold included in the IC are stated in Canadian dollars, while these pro-forma financial statements, inclusive of the (translated) accounts of National Gold, are expressed in U.S. dollars, which is expected to be the reporting currency of the amalgamated entity.

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

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Financial Statements

December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

2.

PRO-FORMA TRANSACTIONS AND ASSUMPTIONS

Accounting policies used in preparation of the pro-forma consolidated balance sheet are in accordance with Canadian generally accepted accounting principles and are consistent with those used in the preparation of the audited financial statements of Alamos for the year ended December 31, 2002.  A pro-forma reconciliation of significant financial statement line items to U.S. GAAP is presented at note 3.

The transaction, pursuant to which Alamos would merge with National Gold, is considered for accounting purposes to be an acquisition of National Gold by Alamos, with National Gold’s assets and liabilities subject to the determination of their fair values based on the consideration paid by Alamos, and those of Alamos continuing to be carried at their historical amounts.  The former shareholders of Alamos will own approximately 60% of the combined Company after the transaction.

The pro-forma consolidated balance sheet gives effect to the amalgamation transaction as if it had occurred on the balance sheet date; however, the pro-forma consolidated statement of operations is presented on the basis that the two companies were combined from the commencement of the 2002 fiscal year.

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

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Financial Statements

December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

3.

RECONCILIATION TO U.S. GAAP

Under U.S. GAAP applicable to accounting for mineral right exploration costs, more fully explained in the single-entity financial statements contained in the IC, the following line items differences arise in these pro-forma consolidated financial statements:

Assets	$
Mineral Rights
Mineral right costs following Canadian GAAP	14,959,411
Mineral right costs not qualifying for deferral under U.S. GAAP	(14,959,411)
Mineral right costs following U.S. GAAP	-
Liabilities
Notes Payable
Notes payable - Canadian GAAP	3,539,130
Discount from face amount for imputed interest under U.S. GAAP	(2,038,194)
Interest expense recognized currently	150,094
Notes payable - U.S. GAAP	1,651,030
Operations
Net loss following Canadian GAAP	2,046,240
Mineral right costs expensed under U.S. GAAP	3,459,441
Write-off of goodwill generated by the application of U.S. GAAP for mineral right costs on the acquisition of National Gold*	9,058,949
Imputed interest on notes under U.S. GAAP	150,094
Net loss under U.S. GAAP	14,714,724
Deficit
Closing deficit under Canadian GAAP	7,455,252
Adjustment to deficit for mineral right costs not qualifying for deferral under U.S. GAAP	14,959,411
Adjustment to notes payable for deferred imputed interest	(2,038,194)
Imputed interest on notes charged currently under U.S. GAAP	150,094
Closing deficit under U.S. GAAP	20,526,563

*

The acquisition of National Gold’s identifiable assets and liabilities stated in accordance with U.S. GAAP would exclude any allocation of the consideration paid for company’s mineral right interests.  Accordingly, Goodwill of $9,058,949 would be recognized to the extent of the estimated net consideration paid by Alamos ($7,750,000) in excess of the revised negative book value of National Gold under U.S. GAAP at December 31, 2002 of $1,308,949 (refer to reconciliation below).  National Gold’s liabilities under U.S. GAAP subject to the purchase price allocation have also been reduced by $944,050, reflecting the adjustment required under U.S. GAAP to carry the (face value) note payable of $1,769,565 at its discounted present value.  For the pro-forma presentation, it is assumed that in the absence of persuasive independent evidence supporting a carrying amount for Goodwill, it is simultaneously written-down to nil at the balance sheet date.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd.)

Pro-Forma Consolidated Financial Statements

December 31, 2002

(Unaudited - Refer to Compilation Report)

(Stated in U.S. Dollars)

The December 31, 2002 pro-forma net book value of National Gold’s identifiable assets and liabilities under U.S. GAAP is as  follows:

$
Net assets under Canadian GAAP	1,698,226
Less adjust for mineral right costs not recognized as an asset under U.S. GAAP	(3,951,225)
Reduction in note payable under U.S. GAAP	944,050
Net assets (negative) under U.S. GAAP	(1,308,949)

4.

SUBSEQUENT EVENT

Subsequent to December 31, 2002, the transaction described herein was completed on substantially the same basis as described, and further disclosure of the actual consolidated results and balance sheet of National Gold and Alamos is found in the interim financial statements of Alamos (amalgamated) as at March 31, 2003, provided elsewhere in the IC.

ITEM 1.

FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to instructions of Item 17 of Form 20-F.

ITEM 2.

EXHIBITS

(A)

Financial Statements

Alamos Gold Inc. Financial Statements

Auditor’s Report dated May 14, 2003

Consolidated Balance Sheets as at September 30, 2003 (unaudited) and December 31, 2002 and 2001 (audited)

Consolidated Statements of Operations and Deficit for the nine months ended September 30, 2003 (unaudited) and for the years ended December 31, 2002, 2001 and 2000 (audited)

Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 (unaudited) and for the years ended December 31, 2002, 2001 and 2000 (audited)

Consolidated Statements of Mineral Rights on Unproven Properties for the nine months ended September 30, 2003 (unaudited) and for the years ended December 31, 2002, 2001 and 2000 (audited)

Notes to the Financial Statements

National Gold Corporation Financial Statements

Auditor’s Report dated May 1, 2003

Consolidated Balance Sheets as at December 31, 2002 and 2001

Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000

Consolidated Statement of Cash Flows for the years ended December 31, 2002, 2001 and 2000

Consolidated Schedule of Mineral Rights on Unproven Properties for the years ended December 31, 2002, 2001 and 2000

Notes to the Financial Statements

Alamos Gold Inc. Pro-Forma Consolidated Financial Statements

Compilation Report dated June 27, 2003

Pro-Forma Consolidated Balance Sheet as at December 31, 2002

Pro-Forma Consolidated Statements of Operations and Deficit for the year ended December 31, 2002

Notes to the Financial Statements

(B)

Index to Exhibits:

1. Certificate of Amalgamation, Memorandum and Articles	1.1 (1)
2. Instruments defining the rights of holders of the securities being registered – N/A
3. Voting Trust Agreements – N/A
4. Material Contracts –
Asset Purchase Agreement dated December 21, 2000 among Minera San Augusto, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	4.1 (1)
Amendment to Asset Purchase Agreement dated March 23, 2001 among Minera San Augusto, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold	4.2 (1)
Second Amendment Agreement dated August 21, 2001 among Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.), Tenedoramex, Kennecott, National Gold and Albert Matter	4.3 (1)
Secured Debenture dated as of January 1, 2001, due December 31, 2004 executed by Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and in favour of Tenedoramex	4.4 (1)
Secured Debenture dated as of January 1, 2001, due December 31, 2004 executed by Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and in favour of Kennecott	4.5 (1)
Royalty for Technical Expertise Agreement executed March 23, 2001 among Tenedoramex, Kennecott and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)	4.6 (1)

Amended and Restated Assignment and Assumption Agreement effective March 23, 2001 among Minera San Augusto, Kennecott, Tenedoramex, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold

4.7 (1)
Amended and Restated Option and Joint Venture Agreement dated October 17, 2001 among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.)	4.8 (1)
Amalgamation Agreement dated December 16, 2002 between Alamos Minerals and National Gold	4.11 (1)
Loan Agreement dated January 30, 2003 among Alamos Minerals, H. Morgan & Company and National Gold	4.12 (1)
General Security Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4.14 (1)
Share Pledge Agreement dated January 30, 2003 between Alamos Minerals and H. Morgan & Company	4.16 (1)
Agreement for Engineering, Procurement and Construction Management Services dated July 25, 2003 between the Company and M3 Engineering & Technology Corporation for the Mulatos Sonora Mexico Project also known as Project No. M3-PN02208	4.18
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of subsidiaries	8.1 (1)
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Notice required by Rule 104 of Regulation BTR – N/A
11. Other documents

Notice of Annual General Meeting dated May 20, 2002
Information Circular dated May 20, 2003
Instrument of Proxy
Consent of Independent Auditors
Consent of Behre Dolbear & Company Ltd.
Consent of Pincock, Allen & Holt

(2) (2) (2) (2) (2)
12. Certifications required by Rule 13a-14(a)
Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(a)	12.1
13. Certifications required by Section 906 of the Sarbanes-Oxley Act of 2002
Section 906 of the Sarbanes-Oxley Act of 2002 Certification of Principal Executive Officer and Principal Financial Officer	13.1

________________________

(1)  Previously filed on the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003.

(2)  Previously submitted on the Company’s current report on Form 6-K filed with the Securities and Exchange Commission on June 12, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALAMOS GOLD INC. /s/ John McCluskey By: John McCluskey Chief Executive Officer

Date:  April 29, 2004