Form 40-F
period 2003-12-31
ALAMOS GOLD INC
filed 2004-06-04
CIK 1178819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003 Commission file number 000-49946

ALAMOS GOLD INC.
(Exact name of Registrant as specified in its charter)
Not Applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))
1040
(Primary Standard Industrial Classification Code Number (if applicable))
1503 - 110 Yonge Street, Toronto, Ontario, Canada, M5C 1T4 (416) 368-9322
(Address and telephone number of Registrant’s principal executive offices)
DL Services, Inc. 1420 Fifth Avenue, Suite 3400, Seattle, WA 98101 (206) 903-8800
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                                                                 Common Stock, without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                                                                                          None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form

[X} Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As at December 31, 2003, 50,164,705 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[  ] Yes: 82-____________

[X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes

[  ] No

Explanatory Note: Alamos Gold Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning the Company’s plans for its properties and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including but not limited to:

*

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

*

results of initial feasibility, pre-feasibility and feasibility studies, if any, and the possibility that future exploration and, if warranted, development results will not be consistent with the Company’s expectations;

*

the potential for delays in exploration or development activities or the completion of feasibility studies;

*

risks related to commodity price fluctuations;

*

risks related to the Company’s history of losses;

*

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company’s planned exploration and, if warranted, development projects;

*

risks related to environmental regulation and liability;

*

political and regulatory risks associated with mining development and exploration; and

*

other risks and uncertainties related to the Company’s prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully.

Some of the important risks and uncertainties that could affect forward looking statements are described in the Company’s Annual Information Report and Management’s Discussion and Analysis.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.  Further information regarding these and other factors is included in the filings by the Company with the U.S. Securities & Exchange Commission and Canadian provincial securities regulatory authorities.

Currency

Unless otherwise indicated, all dollar amounts in this report are in U.S. dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2003, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2923.

RESOURCE AND RESERVE ESTIMATES

All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

The terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.  A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respect from those set forth in SEC Industry Guide 7.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2003 is included herein as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, including the report of the auditors with respect thereto, included herein as Document 2.

A reconciliation of important differences between Canadian and United States generally accepted accounting principles is contained in the Company’s audited consolidated financial statements, see Note 15 – United States generally accepted accounting principles.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is included herein as Document 3.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,

CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Controller.  A copy of the Company’s Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller is attached hereto as Exhibit 99.1 and available in print to any shareholder who requests it.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  The Company’s website is located at www.alamosgold.com.

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth in the Company’s Management Information Circular dated May 12, 2004 (to be submitted to the SEC on Form 6-K in May of 2004) prepared in compliance with the rules of the TSX Venture Exchange and available in print to any shareholder who requests it.

The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Company are available in the Company’s Management Information Circular dated May 12, 2004 and in print to any shareholder who provides the Company with a written request.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2003 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:  James McDonald, Richard Hughes, and Leonard Harris.

Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the rules and regulations of the American Stock Exchange as currently in effect.  Each member of the Company’s audit committee satisfies the criteria for director independence.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that no member of its Audit Committee currently satisfies the requirements of an audit committee financial expert criteria prescribed by the Securities and Exchange Commission. The Company has a limited operating history and only recently raised sufficient financing to enable it to meet its working capital requirements.  Given the early stage of the Company and the difficulties recruiting qualified independent directors to serve as members of audit committees of public companies, the Company has not been able to recruit a qualified independent director who meets the definition of audit committee financial expert to serve on its audit committee.

AUDIT COMMITTEE CHARTER

The Company’s Audit Committee Charter is attached hereto as Exhibit 99.2 and available in print to any shareholder who requests it.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The Company’s fees paid to its independent auditor, De Visser Gray for the years ended December 31, 2003 and December 31, 2002 are set forth below:

	Years ended December 31
	2003	2002
Audit:	$7,100	$12,100
Audit Related:	$7,400	$9,500
Tax	$1,600	$1,400
All Other Fees	______	______
Total	$16,100	$23,000

"Audit Fees" are the aggregate fees billed by De Visser Gray for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by De Visser Gray  for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by De Visser Gray  for tax compliance, tax advice on actual or contemplated transactions.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES

PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

During the year ended December 31, 2003, the Audit Committee did not approve any non-audit services under the di minimus exemption to the pre-approval requirements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2003 information with respect to the Company’s known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations(1)	$3,280,000	$260,000	$780,000	$2,240,000	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations(2)	$1,300,000	$1,300,000	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Others (property and tax related payments)(3)	$1,960,000	$580,000	$830,000	$550,000	(3)
Total	$6,540,000	2,140,000	$1,610,000	$2,790,000	-

(1)

Based on the exchange rate of U.S.$1.00 = CDN $1.2923, which was the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. Prepayment principal and accrued interest at the option of the Company after February, 2005. Includes interest and principal.

(2)

The Company is sourcing additional equipment and will make purchase commitments in line with the requirements of the feasibility study currently conducted by M3 Engineering & Technology Corporation and expected to be concluded in the first half of 2004. It is not known at this time what the total future capital costs will be.

(3)

Based on current land use requirements for the Salamandra Property. The Company will continue to make annual payments for an indeterminate period as long as it elects to use the Salamandra Property. Other property payments at the discretion of the Company and are not included.

For additional information related to the Company’s obligations and commitments see note 4 and note 13 in the Company’s audited consolidated financial statements (Document 2).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company is filing an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process as Exhibit 99.8 with respect to the class of securities in relation to which the obligation to file this Annual Report arises, which Form F-X is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2003
2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
* Auditors’ Report on Consolidated Financial Statements and Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict
* Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002;
* Consolidated Statements of Operations and Deficit for the years ended December 31, 2003, 2002 and 2001;
* Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001;
* Consolidated Statements of Mineral Rights on Unproven Properties for the years ended December 31, 2003, 2002 and 2001;
* Notes to Consolidated Financial Statements;
3.	Management Discussion and Analysis of Financial Conditions and Results of Operations
EXHIBITS
99.1	Code of Conduct for Chief Executive Officer and Senior Accounting Officers
99.2	Audit Committee Charter
99.3	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.4	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of De Visser Gray Chartered Accountants
99.8	Form F-X
99.9	Consent of Mr. Douglas Austin
99.10	Consent of Mr. Michael J. Lechner
99.11	Consent of Mr. John Marek
99.12	Consent of Mr. Deepak Malhotra
99.13	Consent of Mr. Thomas Dreilick
99.14	Consent of Mr. Donald Clark

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

ALAMOS GOLD INC

/s/John A. McCluskey

By

       John A. McCluskey

       Chief Executive Officer

Date: June 3, 2004