Form 40-F
period 2004-12-31
ALAMOS GOLD INC
filed 2005-03-31
CIK 1178819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

 [  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES

       EXCHANGE ACT OF 1934

OR

 [X]  ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES

        EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004            Commission file number 000-49946

ALAMOS GOLD INC.

(Exact name of Registrant as specified in its charter)

Not Applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))

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

 [  ]    Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2004, 76,777,918 Common Shares without par value were issued and outstanding.

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

  risks related to commodity price fluctuations;

  risks related to the Company’s history of losses;

  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company’s planned exploration and, if warranted, development projects;

  risks related to environmental regulation and liability;

  political and regulatory risks associated with mining development and exploration; and

  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

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

Currency

Unless otherwise indicated, all dollar amounts in this report are in U.S. dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2004, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2034.

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

ANNUAL INFORMATION FORM

The Company’s Renewal Annual Information Form for the fiscal year ended December 31, 2004 is included herein as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, including the report of the auditors with respect thereto, are included herein as Document 2.

A reconciliation of important differences between Canadian and United States generally accepted accounting principles is contained in the Company’s audited consolidated financial statements, see Note 19 – United States generally accepted accounting principles.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Controller.  A copy of the Company’s Code of Ethics for Chief Executive Officer, Chief

Financial Officer and Controller was filed as Exhibit 99.1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission (“SEC”) on June 4, 2004, and available in print to any shareholder who requests it.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  The Company’s website is located at www.alamosgold.com.

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth in the Company’s 2004 Management Information Circular filed with the SEC on Form 6-K on June 2, 2004 and available in print to any shareholder who requests it.

The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Company are available in the Company’s 2004 Management Information Circular and in print to any shareholder who provides the Company with a written request.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2004 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:  James McDonald, Richard Hughes, and Leonard Harris.

Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the rules and regulations of the American Stock Exchange as currently in effect.  Each member of the Company’s audit committee satisfies the criteria for director independence.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that no member of its Audit Committee currently satisfies the requirements of an audit committee financial expert criteria prescribed by the Securities and Exchange Commission. The Company has a limited operating history.  Given the early stage of the Company and the difficulties recruiting qualified independent directors to serve as members of audit committees of public companies, the Company has not been able to recruit a qualified independent director who meets the definition of audit committee financial expert to serve on its audit committee.

AUDIT COMMITTEE CHARTER

The Company’s Audit Committee Charter was filed as Exhibit 99.2 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2003, filed with the SEC on June 4, 2004, and available in print to any shareholder who requests it.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The Company’s fees paid to its independent auditor, De Visser Gray for the years ended December 31, 2004 and December 31, 2003 are set forth below:

	Years ended December 31
	2004	2003
Audit:	10,560	$7,100
Audit Related:	10,950	$7,400
Tax	4,000	$1,600
All Other Fees	12,900	______
Total	38,410	$16,100

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

“Other Fees” relate to Prospectus filings for issuance of common shares of the Company.

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

During the year ended December 31, 2004, the Audit Committee approved tax-related fees subsequent to the services being performed. The Audit Committee did not approve any non-audit services under the de minimus exemption to the pre-approval requirements.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2004 information with respect to the Company’s known contractual obligations.

	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS ($)	TOTAL	LESS THAN 1 YEAR	1- 3 YEARS	3 – 5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations(1)	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations(2)	$8,900,000	$8,900,000	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements (3)	160,000	-	-	-	160,000
Total	9,060,000	8,900,000	-	-	160,000

Contractual obligations exclude operating expenses of a fixed nature expected to be incurred in the normal course of operations.

(1)

Subsequent to December 31, 2004, the Company issued CDN$50 million ($41.5 million based on the exchange rate of U.S.$1.00 = CDN $1.2034, which was the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004) in convertible debentures due in February, 2010, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 5.5%, payable semi-annually.

(2)

Based on contracts signed as of December 31, 2004, out of a total estimated cost to completion of $50 million.

(3)

Estimated asset retirement obligations, presented on a non-discounted cash-flow basis.

For additional information related to the Company’s obligations and commitments see note 17 in the Company’s audited consolidated financial statements (Document 2).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company has previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process, as Exhibit 99.8 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2003, filed with the SEC on June 4, 2004 with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Renewal Annual Information Form of the Registrant for the year ended December 31, 2004
2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:

  Auditors’ Report on Consolidated Financial Statements and Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Conflict

  Consolidated Balance Sheets as of December 31, 2004 and December 31, 2003;

  Consolidated Statements of Operations and Deficit for the years ended December 31, 2004and 2003;

  Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003;

  Consolidated Statements of Mineral Properties for the years ended December 31, 2004 and 2003;

  Notes to Consolidated Financial Statements;

3.	Management Discussion and Analysis of Financial Conditions and Results of Operations, December 31, 2004
EXHIBITS
99.1	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of Ernst & Young LLP Chartered Accountants
99.6	Consent of De Visser Gray Chartered Accountants
99.7	Consent of Mr. Douglas Austin
99.8	Consent of Mr. Michael J. Lechner
99.9	Consent of Mr. John Marek
99.10	Consent of Mr. Deepak Malhotra
99.11	Consent of Mr. Thomas Dreilick
99.12	Consent of Mr. Donald Clark

99.13	Consent of M3 Engineering and Technology Corp.
99.14	Consent of M3 Mexicana

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

ALAMOS GOLD INC.

By

(signed) “John A. McCluskey”
John A. McCluskey
Chief Executive Officer

Date: March 29, 2005

1.

RENEWAL ANNUAL INFORMATION FORM

ALAMOS GOLD INC.

RENEWAL ANNUAL INFORMATION FORM

March 29, 2005

ALAMOS GOLD INC.

RENEWAL ANNUAL INFORMATION FORM

TABLE OF CONTENTS

PRELIMINARY NOTES

3

GLOSSARY

5

CORPORATE STRUCTURE

10

Name and Incorporation

10

Intercorporate Relationships

10

GENERAL DEVELOPMENT OF THE BUSINESS

10

General

10

National Gold (Predecessor of Alamos Gold Inc.) - Operations and Activities, 2002 - 2003

11

Alamos Minerals (Predecessor of Alamos Gold Inc.) - Operations and Activities, 2002 - 2003

11

The Company - Developments After the Amalgamation

11

Expected Changes in Company's Business During Current Financial Year

13

NARRATIVE DESCRIPTION OF THE BUSINESS

13

General

13

Summary of the Mulatos Project

13

Employees

14

Risk Factors

14

The Salamandra Property

17

Other Properties of the Company

22

DIVIDENDS

22

DESCRIPTION OF CAPITAL STRUCTURE

22

Common Shares

22

Debentures

23

MARKET FOR SECURITIES

24

DIRECTORS AND OFFICERS

25

Cease Trade Orders or Bankruptcies

27

Penalties or Sanctions

27

Conflicts of Interest

28

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

28

TRANSFER AGENT AND REGISTRAR

28

LEGAL PROCEEDINGS

28

MATERIAL CONTRACTS

28

INTERESTS OF EXPERTS

29

ADDITIONAL INFORMATION

30

RENEWAL ANNUAL INFORMATION FORM
(the "AIF")

ALAMOS GOLD INC.
(the "Company")

PRELIMINARY NOTES

Effective Date of Information

The information in this AIF is current as of December 31, 2004, unless otherwise stated herein.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated.  The following table sets forth the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated:

Canadian Dollars into US Dollars	2004	2003	2002
Closing	$0.8279	$0.7713	$0.6339
Average	$0.7685	$0.7200	$0.6368
High	$0.8491	$0.7713	$0.6654
Low	$0.7156	$0.6350	$0.6179

The noon rate of exchange on March 29, 2005, as reported by the Bank of Canada of the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals US$0.8259.

Metric Equivalents

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Forward-Looking Statements

This AIF contains forward-looking statements concerning the Company's plans for its properties and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements  to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Some of the important risks and uncertainties that could affect forward looking statements are described in this AIF under "Narrative Description of Business - Risk Factors".  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Reserve and Resource Estimates

All reserve and resource estimates contained in this AIF are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators and CIM Standards.  While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States.  As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

GLOSSARY

In this AIF or materials incorporated by reference, unless otherwise defined or there is something in the subject matter or context inconsistent therewith, the following capitalized terms have the meanings set forth herein or therein:

"Ag"	Silver.
"AGI"	The Company.
"Au"	Gold.
"Alamos Minerals"	Alamos Minerals Ltd., a company which amalgamated with National Gold on February 21, 2003 to form the Company.
"Asset Purchase Agreement"	The asset purchase agreement dated December 21, 2000, as amended, among National Gold, Minas de Oro Nacional and Minera San Augusto pursuant to which National Gold acquired the Salamandra Property.
"basalt"	A basic extrusive (volcanic) rock dominated by plagioclase feldspar, pyroxene and or olivine.
"Bienvenidos"	Minera Bienvenidos, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
"clastic"	Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.
"Company"	Alamos Gold Inc, including, unless the context otherwise requires, the Company's subsidiaries.
"Cu"	Copper.
"dacite"	The extrusive (volcanic) equivalent of quartz diorite.
"dome"	An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.
"Durango"	Durango Fern Mines, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company that is currently inactive.
"Ejido"	Mulatos Ejido, a local community of people that own the surface rights to an area of land covering all of the known mineral deposits in the Mulatos area of the Salamandra Property.
"Feasibility Study"

A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

"2004 Feasibility Study"

"Mulatos Feasibility Study Phase One - Estrella Pit" dated June 1, 2004, prepared by M3 Engineering containing a Feasibility Study of the Estrella zone within the Mulatos Deposit on the Salamandra Property.

"GAAP"	Canadian generally accepted accounting principles.
"grade"

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of their relative mass. With gold, this may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

"HQ diameter"	2.4 inches drill hole diameter.

"Indicated Resource" or "Indicated Mineral Resource"

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

"Inferred Resource" or "Inferred Mineral Resource"

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Joint Venture Agreement"

The joint venture and option agreement dated October 17, 2001, as amended and restated, among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional pursuant to which Alamos Minerals acquired an option to earn up to a 50% interest in the Salamandra Property.

"Kennecott"	Kennecott Minerals Company.
"km"	Kilometres.
"La Fortuna"	Minas La Fortuna, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company that is currently inactive.
"leaching"	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.
"m"	Metres.
"M3" or "M3 Engineering"	M3 Engineering and Technology Corporation.
"M3 July 14, 2004 Report"

A technical report prepared for the Company by M3 Engineering entitled "Technical Report - the Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004 (as revised July 14, 2004) and incorporates a summary of technical information from the 2004 Feasibility Study.

"Minas de Oro Nacional" or "MON"	Minas de Oro Nacional, S.A. de C.V. (formerly, O.N.C. de Mexico, S.A. de C.V.), a Mexican corporation which is a wholly-owned subsidiary of the Company.
"MSA" or "Minera San Augusto"	Minera San Augusto, S.A. de C.V., owned as to 70% by Placer Dome and 30% by Kennecott, and the original vendor of the Salamandra Property.
"Measured Resource" or "Measured Mineral Resource"

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"Mineral Resource"

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The term "mineral resource" covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors.  The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.  A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable.  The term "mineral resource" used in this AIF is a Canadian mining term as defined in accordance with NI 43-101 -  Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM"), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the "CIM Standards").

"National Gold"	National Gold Corporation, a British Columbia company which amalgamated with Alamos Minerals on February 21, 2003 to form the Company.
"net smelter return royalty/Net Smelter Royalty"

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"New Surface Agreement"

A surface rights agreement dated May 27, 2004 between Minas de Oro Nacional and the Ejido regarding a lease of surface rights required to perform different mining works and activities and set up infrastructure for the Company's exploration and exploitation of certain mining concessions on the Salamandra Property. The New Surface Agreement supersedes the 1995 Surface Agreement.

"NI 43-101"

National Instrument 43-101 - Standards of Disclosure for Mineral Projects.  A rule developed by the Canadian Securities Administrators (an umbrella group of Canada's provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers.  The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

"NQ diameter"	1.75 inches drill hole diameter.
"ore"	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
"ounces"	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from imperial ounces which weigh 28.4 grams.
"Placer" or "Placer Dome"	Placer Dome Inc.

"Placer Kennecott Royalty" or "Royalty"

A royalty payable to Tenedoramex and Kennecott on an aggregate basis and divided between them, commencing the date of commencement of commercial production until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Salamandra Property:

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

The term "Products" (as defined in the RTE Agreement) means ores, minerals, or other commercially valuable products, except any fraction therof comprising or deemed to comprise Gold and Silver Products, mined from the Salamandra Property.

The term "Gold and Silver Products"(as defined in the RTE Agreement") means ores, minerals, or other commercially valuable products containing gold or silver mined from the Salamandra Property, provided that where such products contain a combination of gold and silver and other commercially viable metals or minerals, Gold and Silver Products shall be deemed to comprise on that fraction of such products as represents the proportionate commercial value of the gold and silver contained in such products, with the remaining fraction of such products deemed to be Products.

"ppm"	parts per million.
"Predecessor Companies"	Alamos Minerals and National Gold.
" probable mineral reserve"

The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"proven mineral reserve" or "proven reserve"

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"QA/QC"	Quality assurance/quality control.

"Qualified Person"

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

"RQD"	Rock quality data.
"RTE Agreement" or "Royalty for Technical Expertise Agreement"	A royalty agreement between Minas de Oro Nacional and Minera San Augusto dated March 23, 2001 describing, among other things, the Placer Kennecott Royalty.
"Salamandra Property"

A mineral exploration property consisting of various mineral concessions held by the Company's Mexican subsidiary, Minas de Oro Nacional, comprising approximately 19,634.46 hectares located in the State of Sonora, Mexico, which comprises the principal mineral property of the Company.

"1995 Surface Agreement"

A surface rights agreement dated November 26, 1995 between Minera San Augusto and the Ejido regarding a lease of surface rights required to perform different mining works and activities and set up infrastructure for the Company's exploration and exploitation of certain mining concessions on the Salamandra Property.

"Tenedoramex"	Tenedoramex S.A. de C.V., a wholly-owned subsidiary of Placer Dome and a 70% owner of Minera San Augusto.
"TSX"	The Toronto Stock Exchange
"TSXV"	The TSX Venture Exchange

CORPORATE STRUCTURE

Name and Incorporation

The name of the Company is "Alamos Gold Inc."  The Company's principal place of business is located at 1503 - 110 Yonge St., Toronto, Ontario, Canada M5C 1T4, telephone:  (416) 368-9932, facsimile:  (416) 368-2934.  The Company has administration offices in Mexico.  The registered and records office of the Company is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, Canada V7X 1L2.

The Company was formed by the amalgamation of Alamos Minerals, a company incorporated under the laws of the Province of British Columbia, and National Gold, a company incorporated under the laws of the Province of Alberta and continued into the Province of British Columbia under the former Company Act (British Columbia) on February 21, 2003 (the "Amalgamation") with the resulting amalgamated company continuing under the name "Alamos Gold Inc."  The Business Corporations Act (British Columbia) (the "New Act"), which superceded the Company Act (British Columbia), came into force on March 29, 2004 and on July 15, 2004, after obtaining shareholder approval, the Company altered its Notice of Articles to increase its authorized capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and adopted new Articles that take advantage of certain business flexibilities available under the New Act.

Intercorporate Relationships

Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries.  As of the date of this AIF, the following diagram sets forth the Company's inter-corporate relationships with its active subsidiaries including the jurisdiction of incorporation or organization and the Company's respective percentage ownership of each subsidiary.

(1)

One of the 50,000 outstanding shares of Minera Bienvenidos, S.A. de C.V. is held for the benefit of the Company in the name of John McCluskey, President, Chief Executive Officer and a director of the Company.

(2)

One of the 50,000 outstanding shares of Minas de Oro Nacional S.A. de C.V. is held  for the benefit of the Company in the name of John McCluskey, President, Chief Executive Officer and a director of the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

General

The Company is in the business of acquiring, exploring and developing mineral resource properties principally in Mexico.  The Company's primary focus is on exploration and development of its Salamandra Property in the State of Sonora, Mexico.  The Company is developing a portion of its Mulatos mineral deposit which is located on the Salamandra Property (the "Mulatos Deposit") and is continuing exploration activities on the remainder of the Salamandra Property.  See "Narrative Description of the Business - The Salamandra Property" for further details on the Salamandra Property.  Set out below is a description of how the business of the Company has developed over the past three completed financial years, including the business of its Predecessor Companies.

National Gold (Predecessor of Alamos Gold Inc.) - Operations and Activities, 2002 - 2003

During the years 2002 to 2003, National Gold was involved primarily in mineral exploration projects in British Columbia, Canada and Mexico.

In 2001, National Gold, through Minas de Oro Nacional, acquired a 100% interest in the Salamandra Property which is now the principal property of the Company.  The acquisition was completed pursuant to the Asset Purchase Agreement, dated December 31, 2000, as amended March 23, 2001 and August 21, 2001, among National Gold, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and Minera San Augusto, a Mexican company controlled by Placer Dome and Kennecott.  Minera San Augusto subsequently assigned all of its right, interest and title under the Asset Purchase Agreement and the RTE Agreement (as defined below) to Tenedoramex (an indirect wholly owned subsidiary of Placer Dome) and Kennecott effective March 23, 2001.  The consideration for the acquisition of the Salamandra Property was Cdn.$11,725,014, which has been paid in full, and the Placer Kennecott Royalty.

On October 17, 2001 National Gold granted to Alamos Minerals an option to earn up to a 50% interest in the Salamandra Property under the terms and conditions of the Joint Venture Agreement among National Gold, Alamos Minerals, Bienvenidos and Minas de Oro Nacional.

On December 16, 2002, National Gold and Alamos Minerals entered into an Amalgamation Agreement pursuant to which the parties agreed to merge to form the Company on the basis of every two outstanding common shares of Alamos Minerals being exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold being exchanged for one common share of the Company.

On January 30, 2003, National Gold entered into a guarantee with H. Morgan & Company pursuant to which National Gold guaranteed (the "Guarantee") the repayment of a Cdn.$5.7 million loan ("the Loan") to Alamos Minerals, which loan proceeds were used to make payments under the Asset Purchase Agreement.  Further terms of the loan from H. Morgan & Company to Alamos Minerals are described under "Alamos Minerals (Predecessor of Alamos Gold Inc.) - Operations and Activities, 2002 - 2003".

On February 21, 2003, National Gold amalgamated with Alamos Minerals to form the Company, which resulted in the Company owning a 100% interest in the Salamandra Property.

Alamos Minerals (Predecessor of Alamos Gold Inc.) - Operations and Activities, 2002 - 2003

During the years 2002 to 2003, Alamos Minerals was involved primarily in mineral exploration projects in Mexico.

On October 17, 2001 Alamos Minerals obtained an option from National Gold to acquire a 50% interest in the Salamandra Property under the terms and conditions of the Joint Venture Agreement among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional.

On January 31, 2003, Alamos Minerals obtained the Loan from H. Morgan & Company at a rate of 12% per annum. The proceeds of the Loan were used to make payments under the Asset Purchase Agreement relating to the Salamandra Property.  On December 30, 2004, the Loan was repaid in full and all security in respect of the Loan has been released.

On December 16, 2002, National Gold and Alamos Minerals entered into an Amalgamation Agreement pursuant to which the parties agreed to merge to form the Company on the basis of every two outstanding common shares of Alamos Minerals being  be exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were being exchanged for one common share of the Company.

On February 21, 2003, National Gold amalgamated with Alamos Minerals to form the Company, which resulted in the Company owning a 100% interest in the Salamandra Property.

The Company - Developments After the Amalgamation

On August 21, 2003 the Company completed a private placement of 8.5 million units of the Company at a price of Cdn.$1.45 per unit each unit consisting of one common share and one half of one share purchase warrant with each whole warrant exercisable at a price of Cdn. $1.75 to purchase one additional common share of the Company.  The Company received net proceeds of approximately Cdn.$11,460,000 from the sale of the units.

On April 13, 2004, the Company completed a private placement of 10.0 million units at Cdn.$3.00 per unit, each unit consisting of one common share and one-half share purchase warrant, each whole warrant exercisable to purchase one additional common share at Cdn.$3.50 per share for a period of two years.  The Company received net proceeds of approximately Cdn.$28,200,000 in connection with the private placement.

On May 27, 2004 the Company reached a new surface rights agreement (the "New Surface Agreement") with the Ejido.  The New Surface Agreement is required in order for the Company to hold surface rights for the development of certain mineral concessions on the Salamadra Property and enables the Company to locate the crushing plant, waste dumps, recovery plant, and heap leach pad sites.  The New Surface Agreement enables the Company to perform different mining works and activities and set up the infrastructure required for the Company's exploration and exploitation of the mining concessions. The New Surface Agreement, which was approved on May 27, 2004 by the Agrarian Court for the State of Sonora, supersedes the 1995 Surface Agreement. The Company is no longer bound by the 1995 Surface Agreement.

The New Surface Agreement provides, among other things, for the lease of 1,200 hectares of land for an initial term of eight years with an option to extend the term for further ten year term. If the 1,200 hectares of land are divided into parcels and the Ejido assigns their rights to individual possessors of the land, the New Surface Agreement grants the right to Minas de Oro Nacional to negotiate for the purchase of this land from or negotiate a lease with the individual possessors.

On May 27, 2004 the Company also entered into a settlement agreement (the "Settlement Agreement") with the Ejido, to settle two outstanding appeals by the Company to a legal action by the Ejido disputing the 1995 Surface Agreement, the annual surface rights lease payments due to them in respect of the Salamandra Property and the ability of the Company to reduce the annual lease payments.  The Settlement Agreement is binding on all members of the Ejido and precludes the Ejido, its lawyers, individual Ejidatarios or their legal representatives from commencing any legal action against Minera de Oro Nacional or the Company over land issues covered thereby.

On June 1, 2004, M3 Engineering finalized the 2004 Feasibility Study and on July 14, 2004, M3 Engineering completed the M3 July 14, 2004 Report with the main objective of providing the Company with an independent opinion regarding the potential development of the Estrella Pit portion of the Mulatos Deposit.

On June 21, 2004, the Company's common shares were listed and posted for trading on the TSX under the stock symbol "AGI" and were delisted from trading on the TSXV.

On November 2, 2004, the Company closed a public offering of 10 million Common Shares at a purchase price of Cdn$3.00 per share (including 2 million shares issued upon the exercise of the underwriters' over-allotment option) raising net proceeds to the Company of Cdn$28.5 million.

On November 15, 2004, the Company reported that the Salamandra group of concessions has been increased by over forty  square kilometers to acquire additional strategic properties in the Mulatos district.  A key parcel was the recent acquisition of 100% interest in the 1,672 hectare Puebla concession offered by the Consejo de Recuros Minerales (CONSEJO).  The Puebla consession is located 14 kilometers northwest of the Mulatos deposit and contains several highly altered and mineralized areas with geologic characteristics similar to those of the Mulatos deposit.  The Puebla concession has not been previously drill-tested. A concession covering the historic El Realito gold mine was also acquired in a separate transaction.  Total Alamos land holdings are now 21,309 hectares.  This is an increase of 5,000 hectares beyond the original land package acquired from Placer Dome.

On November 29, 2004, the Company announced the results of a fourteen-hole (2,235m) reverse circulation drilling program on its 100% owned El Realito project, located 14 kilometres northwest of the Mulatos deposit.  It was the first project drilled of nine defined target areas outside of the immediate Mulatos deposit area, and the first drilling program completed on the El Realito property.  Nine of the fourteen holes drilled encountered significant intercepts of oxidized gold mineralization but will require further follow up work by the Company.

The Company completed an acquisition of a 17,500 tonne per day three stage crushing plant from Kennecott Minerals Corporation for a purchase price of $1 million and certain other equipment in a separate transaction in the second and third fiscal quarters of 2004.

On February 2, 2005, the Company completed a financing of Cdn. $50 million aggregate principal amount of 5.5% convertible senior debentures (the "Debentures") due February 15, 2010.  The Debentures bear interest at a rate of 5.5% per annum, and are convertible at the option of the holder into common shares of the Company at a conversion rate of 188.6792 common shares per Cdn. $1,000 principal amount of Debentures, which is equal to a conversion price of approximately Cdn. $5.30 per common share.  The Company received net proceeds of approximately Cdn. $48,250,000 in connection with the Debenture financing, of which Cdn. $2,848,000 is being held in escrow for one year on account of interest payments payable in respect of the Debentures.

Expected Changes in Company's Business During Current Financial Year

During the current financial year, the Company plans to continue the development of the open pit, heap leach gold mine for the Estrella Pit portion of the Mulatos Deposit and the exploration and development of its Salamandra Property, which will include 8,000 meters of drilling adjacent to the Estrella pit and 4,000 meters of step-out and confirmation drilling.  The total expected cost of bringing the Estrella Pit to production is approximately $73 million, of which approximately $22.8 million was expended by the Company as at December 31, 2004.  The Company anticipates gold production at the Estrella Pit to commence in the third fiscal quarter of 2005 with a mining rate of 10,000 tonnes of ore per day achieved by year end.  Gold production is expected to reach 150,000 ounces per year in the first three years of operation at a projected cash operating cost of $174 per ounce.

The Company may continue to negotiate and acquire other mineral properties in addition to the Salamandra Property which may be located in Mexico and elsewhere.  Also, depending upon the Company's ability to continue to obtain necessary funding to conduct exploration and development activities on its mineral properties and results from its exploration and development activities, it may consider farming-out, disposing or abandoning any of these properties.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is a development stage company that is in the business of acquiring, exploring and developing mineral resource properties principally in Mexico.  The Company is currently developing a portion of the Mulatos Deposit which is located on the Salamandra Property to bring it into commercial production.  The Company is also conducting further exploration activities on the remainder of the Salamandra Property.

The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in metal prices, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations.  Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production.

Summary of the Mulatos Project

The Salamandra Property, the Company's principal project, is located in Mexico. The Mulatos Deposit located on the Salamandra Property is being developed as a gold mine.  Mineral rights for all concessions comprising the Salamandra Property are controlled by Minas de Oro Nacional, S.A. de C.V. ("Minas de Oro Nacional"), a Mexican company which is wholly owned by the Company.

The Salamandra Property is subject to the Placer Kennecott Royalty.

On June 1, 2004, M3 Engineering, the Company's independent consultants, completed the 2004 Feasibility Study entitled "Mulatos Feasibility Study Phase One - Estrella Pit" with the main objective of providing the Company with an independent opinion regarding the potential development of the Estrella Pit portion of the Mulatos Deposit. The 2004 Feasibility Study recommended a development decision for the Estrella Pit portion of the Mulatos Deposit. Under the 2004 Feasibility Study, the recommended first phase of the Mulatos Deposit development will involve the Estrella Pit, which contains estimated proven and probable reserves of 36.4 million tonnes at a grade of 1.64 grams of gold per tonne, representing approximately 2 million contained ounces of gold from which the Company expects to recover 1.4 million ounces in an open pit heap leach operation. Mine production of ore is scheduled to commence in the third quarter of 2005 at a mining rate of 10,000 tonnes per day and production is expected to reach 150,000 ounces of gold per year in the first three years at a projected cash operating cost of $174 per ounce. The Estrella Pit has a projected mine life of 10.5 years.

The Company is continuing to pursue the development of the Estrella Pit of the Mulatos Deposit.  Work in the first half of 2005 will include erection of the carbon plant, completion of the leach pad, erection of the crusher and other associated buildings.  Gold production is scheduled for the third quarter of 2005.

See "Narrative Description of the Business - The Salamandra Property" and the Engineering Report by M3 Engineering entitled "Technical Report - The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004 (as revised on July 14, 2004), which provides additional details concerning the Salamandra Property and summarizes the results of the 2004 Feasibility Study.

Employees

As of December 31, 2004, the Company had six full time employees, of which five are based in Toronto and one is based in Arizona.  The Company employed additional full-time or part-time employees or consultants during the fiscal year ended December 31, 2004 and engaged a service company in Mexico to provide other labour-related services to assist the Company with the ongoing operations at the Salamandra Property in Mexico.

Risk Factors

The financing and exploration and development of any of the Company's properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations and hiring qualified people and obtaining necessary services in jurisdictions where the Company operates.  The current trends relating to these factors are favourable but could change at any time and negatively affect the company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance:

The Company's properties are located in Mexico and are subject to changes in political conditions and regulations in that country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities.  The Company's operations and properties are subject to a variety of governmental regulations including, among others:  regulations promulgated by SEMARNAP, Mexico's environmental protection agency; the Mexican Mining Law; and the regulations of the Comision National del Aqua with respect to water rights.  Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.  The Company' mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties.  Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.  Mexico's status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise.  Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development.  The economics of developing gold, copper and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company does not have producing mines at this time.  Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Estimates of mineral reserves and resources may not be realized

The mineral reserves and resource estimates contained or incorporated by reference in this AIF are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things.  Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it with respect to mineral reserves and resources and project engineering, among other things.  The Company believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards.  However, if the work conducted by those experts is ultimately found to be incorrect or inadequate in any material respect, Alamos may experience delays and increased costs in developing the Salamandra Property.

Problems with title to mineral properties could have a negative impact on the Company's future operations

The acquisition of the right to exploit mineral properties is a detailed and time-consuming process.  Although, the Company is satisfied it has taken reasonable measures to ensure an unencumbered right to exploit the Salamandra Property, no assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company.

While the Company has entered into the New Surface Agreement with Ejido Mulatos and has entered into agreements to purchase all of the surface rights covered by that agreement from the individual Ejido members to whom they have been assigned, the transfers of title to these surface rights are currently being registered under Mexican law.  The registration process is a lengthy one and until title to the properties is registered in the Company's name, the Company cannot be certain of enjoying undisputed rights to the surface rights or that registration will be completed as planned or at all.

Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company's operations in Mexico may be difficult

The Company's principal project is the Salamandra Property in Mexico which is a developing country and it may be difficult for the Company to obtain necessary financing for its planned exploration or development activities in Mexico.  The Company also plans to hire some of its employees or consultants in Mexico to assist the Company to conduct its operations in accordance with local laws in Mexico.  The Company also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans.  It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

If the Company is not able to comply with all Mexican laws and regulations, this could negatively impact current or planned exploration and development activities on its Salamandra Property

The Company's exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comision National del Aqua ("CAN"), which regulates water rights, and the Mexican Mining Law.  A number of other approvals, licenses and permits are required for various aspects of mine development.  The most significant permits for the development of the Salamandra Property, other than SEMARNAP approval, are permits to extract water from the Rio Mulatos and a blasting permit, issued by the Mexican Army, to purchase, store and use explosives.  Obtaining and maintaining the necessary permits are critical to the

 Company's business.  The Company has obtained the blasting permit and the approval by the CAN of an agreement to acquire surface water rights.  The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner.  Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Salamandra Property or in any other projects that the Company becomes involved.  Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

The Company's activities on the Salamandra Property are subject to environmental regulations

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico.  Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAP.  Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The volatility of the price of gold could have a negative impact on the Company's future operations

The commercial feasibility of the Company's properties and its ability to raise funding to conduct its planned exploration projects is dependent on the price of gold and other precious metals.  The price of gold may also have a significant influence on the market price of the Company's common shares and the value of the Company's properties.  A reduction in the price of gold may prevent the Company's properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices.

The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world.  Recently the price of gold has partially recovered from a 20 year low.  As of December 31, 2004, the closing price for gold was US$409.72 per ounce.  The following table sets forth the approximate average of the daily closing price for gold during the calendar periods indicated as reported by the National Mining Assocation:

	Year ended December 31
	2004	2003	2002
Gold (US$ per ounce)	$409	$364	$310

The Company has limited financial resources

Based upon the estimated capital expenditures set out in the Engineering Report by M3 Engineering entitled "Technical Report - The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004 (as revised on July 14, 2004), the existing financial resources of the Company are expected to be sufficient to bring the Salamandra Property into commercial production.  However, if the actual capital expenditures incurred by the Company exceed those budgeted amounts, the Company may need to obtain additional financing from external sources in order to fund the development of the Salamandra Property.  If required, there is no assurance that the Corporation will be able to obtain such other financing on favourable terms, or at all.  Failure to obtain the financing if required could result in delay or indefinite postponement of further exploration and development of the Salamandra Property.

The Company is in competition with other mining companies that have greater resources and experience

The Company's business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties.  Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world- wide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.  The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operation and business.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company

The Company's functional currency is the United States dollar, which has been subject to recent fluctuations.  The Company operations are located in Mexico and many of its obligations are in pesos.  The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars and Canadian dollars and has obligations in both U.S. and Canadian dollars.  The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.7156 to US$0.8491 for one Canadian dollar in 2004 and US$0.6197 to US$0.7342 for one Canadian dollar in 2003.  As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company.

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.  The Company is dependent, in particular, on its President and Chief Executive Officer, John McCluskey and its Chief of Operations, John Van De Beuken.  Key man life insurance is not in place on Messrs. McCluskey or Van De Beuken.  If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

Substantially all of the Company's assets are located outside of Canada, and are held indirectly through foreign affiliates

It may be difficult or impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company's assets located outside of Canada.

The Salamandra Property

Incorporated by reference into this AIF as indicated below are certain sections of the M3 July 14, 2004 Report entitled "Technical Report - The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004 (as revised on July 14, 2004) which provide additional details concerning the Salamandra Property in addition to the information set out below.  A copy of the M3 July 14, 2004 Report may be obtained from SEDAR, under the Company's name, at www.sedar.com.

The following section entitled "Summary" is "Item 3 - Summary" taken from the M3 July 14, 2004 Report, and includes notes providing updates where applicable.

Summary

Location

The Salamandra Property, which encompasses a total of approximately 19,634(1) ha, is located in the Sierra Madre Occidental mountain range in the east central portion of the State of Sonora, Mexico.  The property is located approximately 220 km by air east of the city of Hermosillo, and 300-km south of the border with the United States of America.

18

(1)

Since the date of the M3 July 14, 2004 Report, the Company has acquired the 1,672 ha Puebla concession and the Salamandra Property now encompasses a total of approximately 21,300 ha.  See "General Development of the Business".

Ownership

The Salamandra Property consists of the Mulatos deposit and eight satellite gold systems known as El Halcon, La Yaqui, Los Bajios, El Jaspe, Cerro Pelon, El Victor/San Carlos, La Dura, and El Carricito.  Mineral rights for all concessions comprising the Salamandra Property are controlled by Minas de Oro Nacional, S.A. de C.V., a Mexican company, wholly owned by Alamos Gold, Inc. a British Columbia corporation.  A net smelter return royalty (i.e., the Placer Kennecott Royalty) is also due to the Placer Dome/Kennecott consortium on the first 2,000,000 ounces of product.(1)

(1)

Since the date of the M3 July 14, 2004 Report, the Salamandra Property now consists of nine satellite systems with the acquisition of a concession covering the El Realito zone.  See "General Development of the Business".

Geology

The Salamandra mineral deposits are large epithermal, high-sulfidation, disseminated, gold deposits hosted within a mid-Tertiary dacite and rhyodacite dome complex.  Gold mineralization is closely associated with silicic alteration.  It also is associated with a large hydrothermal alteration zone that covers more than 10km2.  The Mulatos deposit is composed of subdeposits known as Estrella, Mina Vieja, Escondida, El Victor and San Carlos and hosts the only economic mineralization delineated to-date.

Mineralized Resources

The exploration programs completed by Alamos, Placer Dome, Kennecott and Minera Real de Angles have delineated measured and indicated resources of 62.2 million metric tonnes @ 1.51 grams per metric tonne Au and 0.6 grams per metric tonne Ag, which contain 3,020,000 oz of Gold and a small amount of silver.

These resources are contained in the Estrella, Mina Vieja and Escondida areas only of the Mulatos deposit.  Gap, El Victor and San Carlos portions are not included.  The area is similar to the Placer/ M3 studies of 1997 and 2000.  The resource model is more conservative than Placers.

Exploration Potential

In addition to the Mulatos/El Victor zones, the eight satellite systems have known gold mineralization with varying levels of exploration investigation.(1)

1.

El Halcon:  Drill indicated resources.

2.

La Yaqui:  Drill indicated resources.

3.

Los Bajios:  Untested exploration target. (2)

4.

El Jaspe:  Geochemical anomaly not drill tested.

5.

Cerro Pelon:  Geochemical anomaly not drill tested.

6.

El Victor/San Carlos:  Former Producer

7.

La Dura:  Untested exploration target.

8.

El Carricito:  Untested exploration target.

(1)

Since the date of the M3 July 14, 2004 Report, the Salamandra Property now consists of nine satellite systems with the acquisition of a concession covering the El Realito zone.  See "General Description of the Business".

(2)

Since the date of the M3 July 14, 2004 Report, the Los Bajios and El Realito have been drill tested, the results of which were encouraging but will require further follow up work by the Company.

Metallurgy

The Mulatos deposit and surrounding deposits are amenable to cyanidation and heap leaching, as determined by lab scale testing.  Mineralized material varies from pure oxide to pure sulfide, with gold recovery typically decreasing from +90% to 55% as material grades from oxide to sulfide.  The average recovery is estimated to be between 72 and 74% for the Estrella pit.  Applying the modified recovery formulas to the block model has resulted in an estimated average recovery of 72.9%.

Estrella Pit Development

M3 has completed a Technical Report Entitled "The Estrella Pit Resource and Reserves" dated May 19, 2004 for Alamos Gold Inc. On June 1, 2004 M3 published the 2004 Feasibility Study for Alamos at a production rate of 10,000 M.T.P.D. to a heap leach pad based on 350 operating days per year.

Significant statistics of the 2004 Feasibility study are:

Ore Reserve

ESTRELLA PIT ONLY - Mina Vieja and Escondida Areas NOT Included

The previously reported sum of the proven and probable open pit reserve was 37.5 Mt @ 1.61 g/t Au using an internal cutoff grade which varies by ore type from 0.34 g/t in the oxide to 0.63 g/t in the silicified ore type.

A mine production schedule has been developed with an elevated cutoff grade strategy in the early years.  This approach improves the cash flow of the project.  There is no stockpiling of the low grade currently planned.  The sum of the mine plan reserve is:

Proven Reserve:	7.3 Mt @ 1.84 g/t Au
Probable Reserve:	29.1 Mt @ 1.59 g/t Au
Total:	36.4 Mt @ 1.64 g/t Au

Production Quantities

Mining Method:	Open Pit
Waste: Ore Ratio:	1.42:1
Total Material Moved:	87.9 Mt

Ore Processing Method	Crushed Heap Leach, 80% minus 9.5mm (3/8")
Processing Rate:	10,000 t/d
Gold Recovery:	72.9%

Metal Production

Gold:	1,396,083 oz
Silver, Au Equiv.:	12,830 oz (748,388 oz Ag)
Gold Equiv.:	1,408,901 oz
Production Life:	10.5 years

Prices (In US Dollars)

Gold Price:	$350/oz
Silver Price:	$6.00/oz
Exchange Rate:	NP$10 - $1.00 U.S.

Capital Cost (In US Dollars)

Initial Capital Cost	$72,264,000
Sustaining Capital	$10,284,000

Project Economics with 50% Alamos Equity (In US Dollars)*

Net Present Value (NPV) at 0%	$90,758,350
Net Present Value (NPV) at 7%	$45,530,616
Net Present Value (NPV) at 10%	$32,794,204
Internal Rate of Return:	23.3%

*The Company has proceeded on the basis of a 100% equity contribution to date.  Accordingly, the project economics based on 50% Alamos Equity described in the M3 July 14, 2004 Report is not currently applicable.

Cash Cost $174.50/oz*
Total Cost $239.20/oz**
Operating Cost $6.54/tonne*
* Excluding property tax, Ejido payment, reclamation and closure bond fee and costs, and depreciation. ** Includes above items

The Project Economics assume:

  50% Equity Contributed by Alamos*

  All Mexican labor is subcontracted

  After Mexican Taxes

  The Salamandra Property is subject to a Royalty for Technical Expertise Agreement dated March 23, 2001 between Minas de Oro Nacional and Minera San Augusto (the "RTE Agreement").  Pursuant to the RTE Agreement, the Company is obliged to pay to Tenedoramex and Kennecott, as assignees, the Placer Kennecott Royalty.

*The Company has proceeded on the basis of a 100% equity contribution to date.  Accordingly, the project economics based on a 50% capital Equity Contribution by Alamos described in the M3 July 14, 2004 Report is not currently applicable.

Environmental

Acid rock drainage potential has been identified.  Measures to prevent acid rock drainage have been incorporated.

Mexican norms, World Bank Guidelines and "Equatorial Principles" have been followed.

Social Issues

The nearby village of Mulatos should be largely protected from noise, dust, vibration and fly rock by the Mina Vieja outcrop which will not be mined at this stage.  Money is provided for the installation of water, sewer and power to the village.

Property Description and Location

The Salamandra Property is located in the Sierra Madre Occidental mountain range in the east central portion of the State of Sonora, Mexico.  The Company controls the Salamandra claim block and several other large concessions, which are located mostly to the west of the Mulatos deposit.  A total of 21,300 hectares of mineral concessions are controlled by the Company. The above areas were awarded by the Mexican Department of Economy Direcion General of Mines ("SEMARNAP").  The property is approximately 220 km by air east of the city of Hermosillo, and 300-km south of the border with the United States of America.

Surface rights in the exploitation area are held privately and by the Mexican Government through the "Ejido Mulatos".  On May 27, 2004, the Company through its Mexican subsidiary Minas de Oro Nacional reached the New Surface Agreement with the Ejido.  The New Surface Agreement is required in order for the Company to hold surface rights for the development of certain mineral concessions on the Salamandra Property and enables the Company to locate the crushing plant, waste dumps, recovery plant, and heap leach pad sites at the Salamandra Property .  The New Surface Agreement will enable Minas de Oro Nacional perform different mining works and activities and set up the infrastructure required for the Company's exploration and exploitation of the mining concessions. The New Surface Agreement, which was approved on May 27, 2004 by the Agrarian Court for the State of Sonora, supersedes the 1995 Surface Agreement.

The New Surface Agreement provides, among other things, for the lease of 1,200 hectares of land for an initial term of eight years with an option to extend the term for further ten year term.  If the 1,200 hectares of land are divided into parcels and the Ejido assign their rights to individual possessors of the land, the New Surface Agreement grants the right to Minas de Oro Nacional to negotiate for the purchase of this land from or negotiate a lease with the individual possessors.

On May 27, 2004 the Company also entered into a settlement agreement (the "Settlement Agreement") with the Ejido, to settle two outstanding appeals by the Company to a legal action by the Ejido disputing the 1995 Surface Agreement, the annual surface rights lease payments due to them in respect of the Salamandra Property and the ability of the Company to reduce the annual lease payments.  The Settlement Agreement is binding on all members of the Ejido and precludes the Ejido, its lawyers, individual Ejidatarios or their legal representatives from commencing any legal action against Minera de Oro Nacional or the Company over land issues covered thereby.

The Salamandra Property is subject to the Placer Kennecott Royalty.

Additional information concerning "The description and location of the Salamandra Property is set out in the section entitled "Item 6 - Property Description and Location" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Information concerning the accessibility, climate, local resources, infrastructure and physiography of the Salamandra Property  is set out in the section entitled " Item 7 - Accessibility, Climate, Local Resources, Infrastructure and Physiography" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

History

Information concerning the history of the Salamandra Property is set out in the section entitled "Item 8 - History" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Geologic Setting

Details of the geologic setting of the Salamandra Property is set out in the section entitled "Item 9 - Geological Setting" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Exploration

Information concerning the exploration of the Salamandra Property is set out in the section entitled "Item 12 -Exploration" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.  Since the date of the M3 July 14, 2004 Report, the Company has added the El Realito satellite system and has drill tested Los Bajios and El Realito, the results of which were encouraging but will require further follow up work by the Company.  See "General Development of the Business".

Mineralization

Information concerning the mineralization of the Salamandra Property is set out in the section entitled "Item 11- Mineralization" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Drilling

Information concerning the drilling of the Salamandra Property is set out in the section entitled "Item 13 -Drilling" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.  The results of additional drilling conducted since the M3 July 14, 2004 Report are described elsewhere in this AIF.  See "General Development of the Business".

Sampling Method and Approach

Information concerning the sampling method and approach of the Salamandra Property is set out in the section entitled "Item 14 -Sampling Method and Approach" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Sample Preparation, Analysis and Security

Information concerning the sample preparation, analysis and security of the Salamandra Property is set out in the section entitled  "Item 15 - Sample Preparation, Analysis and Security" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Data Verification

Information concerning the data verification of the Salamandra Property is set out in the section entitled "Item 16 -Data Verification" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Mineral Resource and Mineral Reserve Estimates

Information concerning the mineral resource and mineral reserve estimates of the Salamandra Property is set out in the section entitled "Item 19 - Mineral Resource and Mineral Reserve Estimates" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Planned Exploration on the Salamandra Property

Information concerning the planned exploration on the Salamandra Property is set out in the sections entitled "Item 22 - Recommendations" and "Item 25 - Additional Requirements For Technical Reports on Development Properties and Production Properties" of the M3 July 14, 2004 Report which sections are incorporated by reference into this AIF.

Other Properties of the Company

The Company, through its inactive subsidiaries Durango and La Fortuna, also owns a 100% interest in the La Fortuna property in the State of Durango, Mexico, which is comprised of three mineral concessions and covers approximately 606 hectares.  Alamos Minerals did not conduct any exploration work on this property after 1998, and during its fiscal year ended December 31, 2000, Alamos Minerals reduced the size of its property interest in the La Fortuna property to its current size of 606 hectares allowing certain mining claims to lapse.  Accordingly, Alamos Minerals wrote down the value of the La Fortuna property to US$1 million.  The Company has no current intention to conduct further exploration work on this property and may consider disposing of this property in the future.

DIVIDENDS

The Company has not paid any dividends since the date of its Amalgamation and has no present intention of paying dividends on its common shares. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business.  Payment of any future dividends will be at the discretion of the Company's board of directors, after taking into account many factors, including the Company's operating results, financial condition and current and anticipated cash needs.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company's authorized capital consists of one class of common shares without par value (the "Common Shares").  The Company is authorized to issue an unlimited number of Common Shares.  Each Common Share is entitled to one vote.  As at December 31, 2004, 76,777,918 Common Shares were issued and outstanding.

All of the Company's Common Shares are of the same class and rank equally as to voting rights, dividends and participation in assets of the Company on winding-up or dissolution.  There are no pre-emptive rights or conversion rights, and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, except that the Company's articles provide that the Company may, if authorized by a resolution of the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution and subject to the Business Corporations Act (British Columbia).  Provisions as to creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia).

Subject to the provisions of the Business Corporations Act (British Columbia), the board of directors of the Company may declare dividends payable to the Company's shareholders according to their respective rights and interest in the Company. Dividends may be paid in money or property or by issuing fully paid common shares of the Company.  See "Dividends".

Debentures

Summary of Terms and Conditions

The Company has issued $50 million aggregate principal amount of convertible unsecured subordinated debentures (the "Debentures") due February 15, 2010.  The Debentures bear interest at an annual rate of 5.50%, payable semi-annually on February 15 and August 15 of each year, and are convertible at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of approximately Cdn$5.30 per Common Share, which is equivalent to 188.6792 Common Shares for each Cdn$1,000 principal amount of Debentures, subject to adjustment in certain circumstances.  The Debentures are governed by the provisions of the Indenture between the Company and Pacific Corporate Trust Company  (the "Trustee") dated February 2, 2005.

Adjustment of Conversion Price

The Indenture provides for the adjustment of the conversion price upon certain events, including, (i) the subdivision or consolidation of the outstanding Common Shares, (ii) the distribution by the Company of Common Shares or other securities by way of a stock dividend or otherwise, and (iii) the distribution of rights, options or warrants to all or substantially all of the holders of Common Shares rights entitling such holders to purchase Common Shares at a certain discount from the market price in certain circumstances.

Optional Redemption

The Debentures are not redeemable prior to February 15, 2008. On and after February 15, 2008, the Debentures may be redeemed at the option of the Company, in whole at any time or in part from time to time, on not more than 60 days' and not less than 30 days' prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest thereon up to (but excluding) the Redemption Date, if any, provided that the Weighted Average Trading Price of the Common Shares on a Recognized Stock Exchange for the 20 consecutive Trading Days ending five Trading Days prior to the date on which notice of redemption is at least 125% of the Conversion Price.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Trustee on a pro rata basis or in such other manner as the Trustee deems equitable, subject to regulatory approvals.

The following terms used above have the following meanings:

"Recognized Stock Exchange" means the TSX or any other stock exchange on which the Common Shares are then listed.

"Redemption Date" means the later of (i) February 15, 2008 and (ii) the date selected by the Company for redemption.

"Trading Day" means with respect to any Recognized Stock Exchange or any other market for securities, any day on which such exchange or market is open for trading or quotation.

"Weighted Average Trading Price" means, with respect to any security on a stock exchange or quotation service during a specified period, the quotient obtained by dividing (i) the aggregate sale price of all such securities sold on such stock exchange or quotation service during such period by (ii) the total number of such securities sold on such stock exchange or quotation service during such period, as determined from time to time by the Board of Directors, or upon request of the Board of Directors, as determined by an Independent Member of the Investment Dealers Association of Canada for such purpose.

Change of Control

Upon a Change of Control, the Company must commence, within 30 days of the occurrence of the Change of Control, an Offer to Purchase for all Debentures then outstanding. The Offer to Purchase shall be made at a purchase price equal to 101% of the principal amount of the Debentures, plus accrued and unpaid interest thereon, if any, up to but excluding the date set for the completion of the Offer to Purchase (the "Payment Date"). The Company shall be required to accept for purchase and pay for all Debentures properly tendered on the date which is 30 days after the delivery of the Offer to Purchase.

Upon a Change of Control resulting from a transaction in respect of which the consideration for Common Shares is or can be received Partially in Cash (a "Cash Transaction") holders of the Debentures may prior to completion of the Offer to Purchase for all Debentures, elect to convert their Debentures and receive, in addition to the number of Common Shares they otherwise would have been entitled to, an additional number of Common Shares ("Additional Shares") which will vary depending upon the Effective Date and the Common Share Price.

The following terms used above have the following meanings:

"Change of Control" means the acquisition of voting control or direction over at least 66 2/3% of the aggregate voting rights attached to the Common Shares then outstanding.

"Common Share Price" means the per Common Share consideration paid to holders of Common Shares in respect of the Cash Transaction.

"Effective Date" means the date that the Cash Transaction has become or been declared unconditional in all respects and the Company becomes aware that the right to cast more than 66 2/3% of the votes which may ordinarily be cast on a poll at a general meeting of the shareholders has or will become unconditionally vested in the offeror and/or any associate(s) of the offeror.

"Offer to Purchase" means an offer to purchase in cash Debentures by the Company from the holders (defined as the holders of Debentures) commenced by mailing a notice to the Trustee and the Trustee mailing a notice to and each holder specifying the material terms of the Offer to Purchase and any other information required in such notice by the Indenture.

"Partially in Cash" means 10% or more of the fair market value of the consideration for Common Shares and consists of (i) cash (ii) other property or equities that are not traded or scheduled to be traded immediately following such transaction on a Recognized Stock Exchange.

Payment of Principal upon Redemption or Maturity

The Company may at its option, provided that no event of default (as described in the Indenture) has occurred and is continuing at such time, and subject to receiving all applicable regulatory approvals, elect to satisfy its obligations to pay the outstanding principal amount of the Debentures upon redemption for any reason or on the Maturity Date by issuing and delivering to the holder, for each Cdn$1,000 principal amount of Debentures, that number of fully paid, non-assessable and freely tradable Common Shares obtained by dividing such principal amount by 95% of the Weighted Average Trading Price of the Common Shares on a Recognized Stock Exchange for the 20 consecutive Trading Days ending five Trading Days before the date set for redemption or the Maturity Date, as applicable (the "Share Payment Right").  To exercise the Share Payment Right, the Company must give not less than 40 days' and not more than 60 days' prior notice of such election to the Trustee and the affected holders.

Payment of Interest

Subject to receiving all applicable regulatory approvals, the Company shall have the right to elect, from time to time, to issue and deliver Common Shares to the Trustee (the "Common Share Interest Payment Election") for sale in the open market to satisfy the Company's obligation to pay interest on the Debentures on each Interest Payment Date (the "Interest Obligation").  Holders of Debentures will not be entitled to receive any Common Shares in satisfaction of the Company's obligation to pay interest.

MARKET FOR SECURITIES

The Company's Common Shares are listed on the TSX under the trading symbol "AGI".

The following table sets out the monthly low and high trading prices and the monthly volume of trading of the Common Shares of the Company on the TSX for the financial year ended December 31, 2004:

2004	Low (Cdn$)	High (Cdn$)	Volume
January	2.50	2.99	6,458,686
February	2.45	2.90	3,325,208
March	2.50	2.90	3,128,408
April	1.75	2.85	2,168,423
May	1.60	2.25	3,641,900
June	1.75	2.35	1,831,315
July	1.90	2.28	2,479,107
August	1.84	2.68	6,630,950
September	2.30	3.15	6,265,977
October	2.86	3.26	11,718,798
November	3.10	4.29	14,079,917
December	3.25	3.76	4,109,067

The following table sets out the monthly low and high trading price and the monthly volume of trading of the Debentures of the Company on the TSX since February 2, 2005, the day the Debentures were listed for trading on the TSX:

2005	Low (Cdn$)	High (Cdn$)	Volume
February 2 - 28, 2005	98	102.50	6,758,000
March 1 - 29, 2005	97.56	102.20	2,094,000

DIRECTORS AND OFFICERS

The name and province or state of residence, positions held with the Company and principal occupation of each director and executive officer of the Company within the five preceding years from the date of this AIF are as follows:

NAME, POSITION AND PROVINCE OR STATE OF RESIDENCE(1)	PRINCIPAL OCCUPATIONS DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR	NUMBER OF SHARES(2)
JOHN A. McCLUSKEY President and Chief Executive Officer and Director Ontario, Canada

Chief Executive Officer of the Company from February 2003 to present; President of the Company from November 2003 to present; President and Chief Executive Officer of Grayd Resource Corporation from 1996 to 2003; Vice-President, Finance, and director of Inca Pacific Resources from 1995 to 2002.

		Since February 21, 2003	841,309(7)
RICHARD W. HUGHES(3)(4)(5)(6) Director British Columbia, Canada	President of Hastings Management Corp., a private company providing administrative and professional services to public companies engaged in mineral exploration from 1994 to present; President and Director of Klondike Gold Corp. from August 1985 to present; President and Director of Golden Chalice Resources Inc. from February 2004 to present; President and Director of Abitibi Mining Corp. from June 1983 to present; and President and Director of Sedex Mining Corp. from November 1980 to present.	Since February 21, 2003	104,624
JAMES M. McDONALD(3)(4)(5)(6) Director Alberta, Canada

President and Director of Genco Resources Ltd. from December 2003 to present; President, Director and Co-founder of Black Bull Resources Inc., from 1997 to February 2004; President of Makwa Exploration Ltd., a private geological consulting company owned by Mr. McDonald, from 1991 to present.

		Since February 21, 2003	413,530(8)

LEONARD HARRIS(3) Director Colorado, United States	Consultant and a director of several mining companies from 1994 to present. Previously, Vice President and General Manager, Newmont Mining Corp, Latin America and President and General Manager, Newmont Mining Corp. Peru from December 1994 to May 1995; General Manager, Minera Yanacocha from July 1992 to December 1994; Vice President of R&D, Newmont Mining Corp. from May 1978 to January 1989.	Since November 27, 2003	10,000
JOHN VAN DE BEUKEN Vice President and Chief of Operations Arizona, United States

Vice President and Chief of Operations of the Company, from November 2003 to present; Vice President, Mongolian Projects for Ivanhoe Mines from April 2002 to February 2003; Vice President of Operations for the MIM, Rio Algom and North's joint venture from October 1997 to July 2000; Vice President of Operations and Director of Engineering for Kennecott Corporation from December 1994 to April 1997.

		N/A	197,000(9)
JON MORDA Chief Financial Officer Ontario, Canada	Chief Financial Officer of the Company from February 2004 to present: Chief Financial Officer of Minefinders Corporation Ltd. from April 2002 to April 2004; Chief Financial Officer of Geomaque Exploration Ltd. from November 1995 to August 2001; and Manager, Tax of Lac Minerals Ltd. from April 1987 to October 1993.	N/A	8,100
ALAN RICHARD HILL(4)(5)(6) Director Ontario, Canada	President of ARH Mining Consultants Inc. from September 2003 to present; Executive Vice President Development of Barrick Gold Corporation from 1998 to September 2003.	Since April 28, 2004	290,000(10)
EDWARD REEVE Director Ontario, Canada

Founder of Haliburton Mineral Services Inc., a mining consulting company; Corporate Finance, Scotia Capital, January 2001 to October 2001; Gold Equity Analyst, Scotia Capital, September 1994 to December 2000.

		Since September 13, 2004	Nil

(1)

The information as to province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2)

The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually as of March 29, 2005.

(3)

Denotes member of Audit Committee.

(4)

Denotes member of Compensation and Nominating Committee.

(5)

Denotes member of Corporate Governance Committee.

(6)

Denotes member of Independent Committee.

(7)

Of this amount, 239,074 common shares are held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald and 174,456 common shares are directly held by Mr. McDonald.

(8)

Of this amount, 337,941 common shares are held by Daniele McCluskey, Mr. McCluskey's wife, 244,868 common shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his wife, and a total of 258,500 common shares are held directly by Mr. McCluskey.

(9)

Of this amount, 50,000 common shares are held by Elizabeth Van de Beuken, Mr. Van de Beuken's wife and a total of 147,000 common shares are jointly held by Mr. and Mrs. Van de Beuken.

(10)

Of this amount, 200,000 common shares are held by ARH Mining Consultants Inc., a corporation jointly owned by Mr. Hill and his spouse Maria Riva, 25,000 common shares are held by Maria Riva, Mr. Hill's spouse, and 65,600 common shares are held directly by Mr. Hill.

The Company does not currently have an Executive Committee.

The term of office of each of the present directors expires at the next annual general meeting of shareholders.

As at the date of this AIF, the Company's directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 1,864,563 Common Shares, directly or indirectly, representing approximately 2.42% of the issued Common Shares.

Cease Trade Orders or Bankruptcies

Except as described below, no director or officer of the Company or a shareholder holding a sufficient number of Common Shares of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF or has been, within the 10 years before the date hereof, a director or executive director of any company (including the Company), that while that person was acting in that capacity;

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold

(c)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that corporation.

On March 25, 1999, Webb Bay Resources Ltd. (subsequently, National Gold Corporation), while a "Junior Capital Pool Company" pursuant to the policies of the Alberta Stock Exchange ("ASE") (now, the TSXV), was suspended from trading on the ASE for failure to complete its "Major Transaction" under the policies of the ASE. Mr. James M. McDonald was a director of Webb Bay Resources Ltd. at the time of the suspension.  The Major Transaction was subsequently completed in March 2000 and on March 15, 2000, trading resumed under the new name National Gold Corporation.

Mr. Richard W. Hughes was a director of Daren Industries Ltd. ("Daren"), formerly listed on the TSXV. In May of 2002, while Mr. Hughes was serving on the board of directors of Daren, it was placed into receivership and suspended from trading.  Mr. Hughes since resigned as a director of Daren.  Daren was subsequently delisted from the TSXV in November of 2002.

Penalties or Sanctions

No director or officer of the Company or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  The directors and officers of the Company, are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time.  The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in a contract or transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contract or transaction, and either the director or senior officer has a material interest in the contract or transaction or the director or senior officer is a director or senior officer of, or has a material interest in, a corporation which has a material interest in the contract or transaction.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons had since January 1, 2002 (being the commencement of the Company's third most recently completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company located at 10th Floor, 625 Howe Street, Vancouver, BC  V6C 3B8 and Pacific Corporate Services Ltd. located at Suite 5210, 52nd Floor, 66 Wellington Street West, PO Box 240 TD Centre, Toronto, ON M5K 1J3.

LEGAL PROCEEDINGS

The Company has no material legal proceedings other than the following:

MON has filed a claim against Gilberto Ocana Garcia to compel the transfer of certain mining concessions in Mexico to MON which Mr. Ocana agreed to transfer on June 1, 1991 once certain conditions were met.  The claim was filed in October 2004 in the Mercantile Court in Guadalajara, Jalisco.  Mr. Ocana has responded by requesting the case be taken over by a Hermosillo Court.  The case has been forwarded to the Supreme Court of the State of Jalisco to resolve which court will hear the case.  Mr. Ocana has also counterclaimed that the transfer agreement is void because it violates certain former mining laws.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

1)

Indenture dated February 2, 2005 between the Company and Pacific Corporate Trust Company as trustee, with respect to the Debentures.  See  "Description of Capital Structure - Debentures".

2)

Underwriting Agreement dated January 14, 2005 among the Company and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., GMP Securities Ltd., Haywood Securities Inc. and McFarlane Gordon Inc. (the "Underwriters").  The Company sold Cdn$50,000,000 aggregate principal amount of Debentures to the Underwriters pursuant to the terms and conditions of the Underwriting Agreement on February 2, 2005, at a price of Cdn$1,000 per Debenture.  The

 Underwriters received a cash fee for their services in connection with the offering of the Debentures.  The Company also agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain civil liabilities. The Company has agreed in the Underwriting Agreement that it will not, subject to certain exception, (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of directly or indirectly, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares ("Equity Securities"), or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Equity Securities, whether any such transaction at (i) or (ii) of this paragraph may be settled by delivery of Equity Securities or cash or otherwise, for a period of 90 days after February 2, 2005 without obtaining the prior written consent of BMO Nesbitt Bums Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld.

3)

Underwriting Agreement dated October 18, 2004, as amended on October 26, 2004, among the Company, RBC Dominion Securities Inc., GMP Securities Ltd., BMO Nesbitt Burns Inc., Haywood Securities Inc. and McFarlane Gordon Inc. (the "Underwriters").  The Company sold to the Underwriters on November 2, 2004, 10,000,000 common shares of the Company at a price of Cdn$3.00 per share payable in cash to the Company on the terms and subject to the conditions contained in the Underwriting Agreement. In consideration for the services performed by the Underwriters, the Company paid the Underwriters a cash commission from the gross proceeds of the offering.  The Company also agreed to indemnify the Underwriters and their directors, officers, employees or agents against certain liabilities.

4)

Agency Agreement dated April 8, 2004 among the Company and  RBC Dominion Securities Inc., McFarlane Gordon Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd. and Haywood Securities Inc. (the "Agents").  Pursuant to the Agency Agreement, the Agents acted as agents on a best efforts basis in connection with a private placement to purchasers in Canada and the United States of 10,000,000 units of the Company at a price of $3.00 per unit for aggregate gross proceeds of $30,000,000.  The private placement closed on April 8, 2004.  Each unit consisted of one common share of the Company and one-half of one common share purchase warrant (a "Warrant").  Each whole Warrant entitles the holder to purchase one common share of the Company at a price of $3.50 per share at any time prior to 4:00 p.m. (Vancouver time) on April 8, 2006.  In consideration for the services performed by the Agents, the Company paid the Agents a cash commission of 6% of the gross proceeds of the private placement.  The Company also agreed to indemnify the Agents and their directors, officers, employees, shareholders, partners, counsel, advisors and agents against certain liabilities.

5)

Warrant Indenture dated April 8, 2004 between the Company and Pacific Corporate Trust Company as trustee, with respect to the 5,000,000 common share purchase warrants that were issued as part of the units under the private placement described in paragraph 4 above.  The Warrant Indenture governs the terms and conditions of the Warrants.  Pursuant to the Warrant Indenture, the Warrants are transferable, subject to compliance with applicable securities laws. The number of common shares issuable upon exercise or deemed exercise of the Warrants is subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of the common shares, certain distributions of common shares, or securities convertible into or exchangeable for common shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations.  The holder of a Warrant is not a shareholder of the Company by virtue of holding such Warrants.  Any Warrants not exercised by April 8, 2006 will become void and have no effect.

INTERESTS OF EXPERTS

The following provided consents to the Company with respect to certain disclosure provided in this AIF:

Name	Qualified Person with Respect to	# of Securities Held
M3 Engineering and Technology Corporation	Technical Report - The Estrella Pit Development Mulatos Sonora Mexico	Nil
M3 Mexicana S. de R. L. de C.V.	Technical Report - The Estrella Pit Development Mulatos Sonora Mexico	Nil
Douglas Austin, P.E.	Technical Report - The Estrella Pit Development Mulatos Sonora Mexico	Nil
Donald Clark, P.E.	Technical Report - The Estrella Pit Development Mulatos Sonora Mexico	Nil
Thomas L. Drielick, P.E.	Technical Report - The Estrella Pit Development Mulatos Sonora Mexico	Nil
Michael J. Lechner, R.G., C.P.G.	Technical Report - The Estrella Pit Development Mulatos Sonora Mexico	Nil
Deepak Malhotra, Ph.D.	Technical Report - The Estrella Pit Development Mulatos Sonora Mexico	Nil
John Marek	Technical Report - The Estrella Pit Development Mulatos Sonora Mexico	Nil

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com.  Financial information relating to Alamos Gold Inc. is provided in the Company's comparative consolidated financial statements and management's discussion and analysis for the most recent fiscal year.

Additional information, including directors and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular dated May 12, 2004 for its annual and special general meeting of shareholders that was held on June 21, 2004, and once completed, more updated information will be available in its information circular for its upcoming annual general meeting of shareholders for 2005.

Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company at Suite 1503, 110 Yonge Street, Toronto, Ontario M5C 1T4.

Upon request made by any person to the Secretary of the Company, the Company shall provide to that person the following:

(a)

when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(1)

one copy of this AIF and if specifically requested, one copy of any document or the pertinent pages of any document, incorporated by reference in this AIF;

(2)

one copy of the Company's comparative financial statements for its most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Company subsequent to the financial statements for the most recently completed financial year;

(3)

one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(4)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus;

(b)

at any other time, one copy of any documents referred to in clauses (a)(1), (2) and (3). The Company may require the payment of a reasonable charge for the documents set out in (1), (2), (3) and (4) above, if the request is made by a person who is not a security holder of the Company.

2.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENTS RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Alamos Gold Inc. have been prepared by, and are the responsibility of the Company's management.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to financial statement preparation and safeguarding of assets.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the systems of internal control and security, and approves the scope of the external auditors audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company and thus are considered to be free from any relationship that could interfere with the exercise of independent judgment as a Committee member.

The 2004 consolidated financial statements have been audited by Ernst & Young, LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

March 29, 2005

//signed//John A. McCluskey

John A. McCluskey

President and Chief Executive Officer

//signed//Jon Morda

Jon Morda, CA

Chief Financial Officer

TO THE SHAREHOLDERS OF ALAMOS GOLD INC.

We have audited the consolidated balance sheet of Alamos Gold Inc. [the "Company"] as at December 31, 2004 and the consolidated statement of earnings, retained earnings and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended December 31, 2003 were audited by other auditors who expressed an opinion without reservation on these statements in their report dated April 20, 2004.

"Ernst & Young LLP"

Chartered Accountants

Toronto, Canada

March 25, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated March 25, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the Auditor's report when these are adequately disclosed in the financial statements.

"Ernst & Young LLP"

Chartered Accountants

Toronto, Canada

March 25, 2005

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

At December 31

(Stated in United States dollars)

	2004	2003

A S S E T S
Current Assets
Cash and cash equivalents	$13,127,463	$ 8,981,575
Short-term investments (note 6)	15,000,000	-
Amounts receivable	112,117	47,620
Advances and prepaid expenses (note 5)	1,733,284	40,946
	29,972,864	9,070,141

Restricted cash (note 7)	-	681,347
Equipment (note 3)	10,442,580	209,565
Mineral properties (note 4)	35,463,590	18,461,868
	$75,879,034	$ 28,422,921

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$ 943,319	$ 536,069
Note payable (note 14)	-	2,198,612
	943,319	2,734,681
Asset retirement obligations (Note 15)	50,000	-

S H A R E H O L D E R S' E Q U I T Y

Share capital (note 11(a))	86,170,028	34,369,682
Contributed surplus (note 12)	1,877,036	707,683
Deficit	(13,161,349)	(9,389,125)
	74,885,715	25,688,240
	$75,879,034	$ 28,422,921
Continuing operations (note 1)

See notes to consolidated financial statements

On behalf of the Board

//signed// John A. McCluskey                           //signed// James McDonald

ALAMOS GOLD INC.

Consolidated Statements of Operations and Deficit

For the years ended December 31

(Stated in United States dollars)

	2004	2003
Expenses
Depreciation	90,268	$ 60,308
Salaries and management fees	859,310	171,761
Foreign exchange (gain) loss	(121,668)	158,031
Legal, audit and accounting	343,137	381,249
Office and administration	552,924	242,081
Shareholder communications	232,798	49,333
Travel and accommodation	230,942	86,892
Trust and filing fees	196,145	42,694
Stock-based compensation (note 12)	943,965	403,989
Write-down of investments	-	-
Property investigation	-	-
Interest and financing expense	678,622	362,133
Interest income	(234,219)	(24,598)
Loss for the year	(3,772,224)	(1,933,873)
Deficit, beginning of the year	(9,389,125)	(7,455,252)
Deficit, end of the year	$(13,161,349)	$(9,389,125)

Loss per share (note 10)	$ (0.06)	$ (0.05)

See notes to consolidated financial statements

ALAMOS GOLD INC

Consolidated Statements of Cash Flows

For the years ended December 31

(Stated in United States dollars)

	2004	2003
Cash provided for (used for):
Operating Activities
Loss for the period	$(3,772,224)	$(1,933,873)
Adjustments for items not involving cash:
Depreciation	90,268	60,308
Foreign exchange loss on note payable	164,180	-
Writedown of long-term investment	-	-
Stock-based compensation	943,965	403,989
	(2,573,811)	(1,469,576)
Changes in non-cash working capital components:
Amounts receivable	(64,497)	48,313
Prepaid expenses	(25,443)	(24,955)
Accounts payable and accrued liabilities	407,250	273,375
	(2,256,501)	(1,172,843)
Investing Activities
Mineral properties	(16,576,906)	(4,810,200)
Short-term investments	(15,000,000)	-
Advances to related parties	-	-
Advances on construction contracts	(1,666,895)	-
Purchase of equipment	(10,472,711)	(131,755)
	(43,716,512)	(4,941,955)
Financing Activities
Proceeds from issuance of long-term debt	-	3,750,000
Payment of long-term debt	-	(1,551,388)
Net proceeds from the issue of common shares	51,800,346	14,740,567
Payment of note	(2,362,792)	(1,769,565)
	49,437,554	15,169,614
Restricted cash	681,347	(681,347)
Cash acquired from amalgamation with National Gold	-	120,817
Net increase in cash and cash equivalents	4,145,888	8,494,286
Cash and cash equivalents, beginning of year	8,981,575	487,289
Cash and cash equivalents, end of year	$13,127,463	$8,981,575

See notes to consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

(Stated in United States dollars)

	December 31, 2002	Expenditures 2003	December 31, 2003	Expenditures 2004	December 31, 2004
MINERAL PROPERTY UNDER DEVELOPMENT
Mulatos Project
Acquisition	$3,128,108	$10,717,681	$13,845,789	$4,628,311	$18,474,100
Exploration:
Administration	61,205	94,146	155,351	320,798	476,149
Analytical	15,943	74,860	90,803	-	90,803
Feasibility study	-	254,989	254,989	586,787	841,776
Field work and supplies	448,664	846,334	1,294,998	362,623	1,657,621
Geological	178,333	666,342	844,675	149,998	994,673
Claims maintenance	60,371	122,083	182,454	181,531	363,985
Equipment rental	19,353	175,654	195,007	12,867	207,874
Property and other taxes	-	471,920	471,920	1,867,753	2,339,673
Site development	-	-	-	146,981	146,981
Travel and accommodation	40,143	77,374	117,517	34,470	151,987
Development:
Administration	-	-	-	138,298	138,298
Roads	-	-	-	1,139,547	1,139,547
Leach pad	-	-	-	1,940,174	1,940,174
Facilities	-	-	-	1,231,261	1,231,261
Water systems	-	-	-	2,163,373	2,163,373
Utilities	-	-	-	262,356	262,356
Maintenance	-	-	-	521,837	521,837
Asset retirement obligation	-	-	-	50,000	50,000
Capitalized depreciation	-	-	-	149,428	149,428
Other costs	-	-	-	116,465	116,465
	$3,952,120	$13,501,383	$17,453,503	$16,004,858	$33,458,361
UNPROVEN MINERAL PROPERTIES
Active Projects
Drilling	-	-	-	$ 534,457	$ 534,457
Assaying	-	-	-	127,166	127,166
Geology	-	-	-	86,789	86,789
Administration	-	-	-	113,449	113,449
Equipment	-	-	-	18,170	18,170
Other costs	-	-	-	114,560	114,560
	-	-	-	994,591	994,591

Inactive Project
La Fortuna Property
Acquisition	295,300	-	295,300	-	295,300
Exploration:
Analytical	28,714	-	28,714	-	28,714
Field work and supplies	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336
Claims maintenance	70,969	4,074	75,043	2,273	77,316
Travel and accommodation	35,196	-	35,196	-	35,196
	1,004,291	4,074	1,008,365	2,273	1,010,638
	$ 1,004,291	$ 4,074	$ 1,008,365	$ 996,864	$ 2,005,229
	$ 4,956,411	$ 13,505,457	$ 18,461,868	$17,001,722	$ 35,463,590

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE AND CONTINUANCE OF BUSINESS

Alamos Gold Inc. and its subsidiaries ("the Company") are in the development stage. The Company is engaged in the acquisition, exploration and development of mineral rights that are considered sites of potential economic mineralization. The Company's principal mineral rights interest is in the Mulatos deposit and an additional eight satellite gold systems identified to date which together comprise the 21,300 hectare Salamandra Property in Sonora, Mexico. The Mulatos deposit contains economically recoverable reserves which the Company intends to develop and exploit.

The Company has not yet generated cash flow from operations to fund its exploration and development activities and has therefore relied principally upon the issuance of equity securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Subsequent to December 31, 2004, the Company completed a CDN$50 million convertible debenture financing, which the Company believes will provide it with sufficient incremental funds to complete the development of the Mulatos deposit, at a capital cost of $72.3 million, as outlined in the June 2004 Estrella Pit Development Feasibility Study.

Amalgamation

The Company acquired and amalgamated with National Gold Corporation ("National") on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held. The acquisition was accounted for as a purchase of National by the Company.

Refer to Note 13

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and presented in United States dollars. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Canadian GAAP may differ materially from generally accepted accounting principles in the United States. A reconciliation of important differences between Canadian and United States GAAP is contained in Note 19.

Reclassification

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates.

Capitalized Costs for Mineral Properties

Unproven mineral properties consist of acquisition costs and capitalized direct exploration expenditures on properties which do not have commercially proven economic mineral reserves. These costs are deferred until such time as the related property is placed into production, sold or abandoned.

The Company reviews its capitalized costs on unproven mineral properties on an annual basis, or more frequently if events warrant, and will recognize an impairment in value to the extent that the carrying amount of the property exceed the estimated recoverable amount, based upon known exploration results and upon management's assessment of the economic viability of the property.

Mineral property under development consists of acquisition costs and capitalized direct exploration and development expenditures, including interest reasonably relating to project development, on properties which have commercially proven economic mineral reserves. These costs are deferred until such time as the related property is placed into production, and subsequently amortized on a unit-of-production basis over the estimated useful life of the mineral reserves.

The Company reviews its capitalized costs on mineral property under development on an annual basis, or more frequently if events warrant, and will recognize an impairment in value on each property to the extent that the recoverable amount based on estimated future cash flows on an undiscounted basis is less than the carrying amount of the property. Future cash flows are estimated based on future recoverable minerals based on proven and probable mineral reserves. Future cash flow estimates will also incorporate expected sales prices for recoverable minerals, costs of production and taxes, capital expenditures and development costs, remediation and closure costs, utilizing assumptions from its feasibility studies and subsequent engineering, geological or financial information where operations have not yet commenced.

The recoverable amounts for mineral properties is dependent upon the existence of economically recoverable reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production or alternatively, upon the Company's ability to recover its spent costs through a disposition of its interests. The amounts recorded as mineral properties reflect actual costs incurred and are not intended to express present or future values.

Equipment

Equipment is recorded at cost and is amortized over its estimated useful economic life using annual rates of 20% for office equipment and between 10% and 20% on a straight-line basis for mining and exploration equipment.

Translation of Foreign Currencies

The United States dollar is the functional currency of all the Company's operations. Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the year end exchange rate. Revenues and expenses are translated at rates of exchange prevailing in the transaction period. All exchange gains and losses are included in the determination of net income.

Cash and Cash Equivalents

Cash and cash equivalents, which include cash and highly liquid investments with original maturities of three months or less, are recorded at cost, which approximates market value.

.

Short-term investments

Short-term investments include notes with an original maturity of one year or less. Short-term investments are recorded at cost which approximates market value. The Company invests with high credit quality financial institutions.

Financial Instruments and Financial Risk

The Company's financial instruments consist of monetary assets and liabilities, the fair value of which approximate their carrying value due to the short-term nature of these instruments.  The Company does not use financial instruments to manage exposures to fluctuations in foreign exchange rates, interest rates or metal prices.

Income Taxes

The Company accounts for future tax assets and liabilities using the liability method based on the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

Stock-Based Compensation Plan

The Company has a stock-based compensation plan as described in note 12. Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation.

The Company has adopted the fair value method of accounting for all stock options granted whereby stock-based compensation on options granted is charged as an expense or capitalized depending on the nature of the grant, in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model. Prior to September 30, 2003, the Company only expensed the fair value of options granted to non-employees and disclosed those granted to all others on a proforma basis only. Consideration paid by option holders to the Company upon exercise of options is credited to common share capital.

Asset Retirement Obligations

On January 1, 2004, the Company adopted retroactively the new standards of the Canadian Institute of Chartered Accountants relating to asset retirement obligations. This standard requires the recognition of the fair value of liabilities for obligations associated with the retirement of an asset in the period during which they are incurred, providing it is possible to make a reasonable estimate of fair value.  The fair value is added to the carrying amount of the associated asset, its mineral property under development, and amortized over the useful life of the property. The liability is accreted over time through periodic charges to earnings and it is reduced by actual costs of decommissioning and reclamation. The adoption of this standard had no impact on the Company's prior period financial situation or on its operating loss. Refer to Note 15.

Earnings per share

Earnings per common share has been determined based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method to compute the dilutive effect of stock options and warrants.

3.    EQUIPMENT

December 31		2004			2003
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Mining and exploration equipment	10,599,879	247,839	10,352,040	639,807	457,811	181,996
Office equipment	114,262	23,722	90,540	57,582	30,013	27,569
	10,714,141	271,561	10,442,580	697,389	487,824	209,565

 4.  MINERAL PROPERTIES

Salamandra Property

The Company has a 100% interest in this property, which currently comprises approximately 21,300 hectares in Sonora, Mexico, in consideration for the payment of CDN$11,154,011 in initial acquisition costs and assigned expenses. The Salamandra property contains the Mulatos deposit and several other mineral targets currently being explored by the Company.

The rights are subject to a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of gold production from certain concessions within the Salamandra property acquired pursuant to the asset purchase agreement dated December 21, 2000. The royalty commences at 1.0% NSR in respect of gold and silver products mined and sold when the price of gold is less than $300 per ounce rising in increments to 5% NSR when the price of gold exceeds $400 per ounce.

The Company had entered into a joint venture agreement with National to earn a 50% interest in the property. Prior to earning its interest, the Company merged with National on February 21, 2003.

In June 2004, the Company completed a feasibility study on a portion of the Mulatos deposit known as the Estrella pit. The Company has received all requisite permits for construction and mine operation.

La Fortuna Property

The Company owns a 100% interest in three mineral concessions, covering approximately 606 hectares.

5.  ADVANCES AND PREPAID EXPENSES

Advances and prepaid expenses are composed of:

	2004	2003
	$	$

Advances to contractors	1,666,895	-
Prepaid expenses	66,389	40,946
	1,733,284	40,946

6. SHORT-TERM INVESTMENTS

The Company's short-term investments consist of a $15,000,000, 28-day term note maturing January 12, 2005, with an annualized yield of 2.278%, guaranteed by a Canadian chartered bank.

7.  RESTRICTED CASH

The Company had placed with the Agrarian Court certain letters of credit, secured with segregated funds, with a Canadian chartered bank in the amount of $681,347 in satisfaction of a judgment, pending appeal, against the Company resulting from the reduction of land-use under lease in the Mulatos project. Upon signing a new land purchase agreement with the owners in May, 2004, the owners settled the claim and the letters of credit were returned to the Company.

8.  RELATED PARTY TRANSACTIONS

Directors of the Company were paid $475,723 during the year ended December 31, 2004 (2003: $172,138) through consulting or employment arrangements for management, investor relations and administrative services. These transactions have occurred in the normal course of operations and are measured at their fair value as determined by management.

9.

SEGMENTED REPORTING

The Company operates in one business segment, exploration and development of mineral properties, in two geographic areas, Canada and Mexico. Reconciliation of segment assets to total assets are as follows:

December 31	2004	2003
	$	$

Assets by geographic segment, at cost:

Mexico	48,776,475	19,303,368
Canada	27,102,559	9,119,553

	75,879,034	28,422,921

10.

LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year of 62,202,713 (2003 - 39,838,848). Diluted loss per share has not been disclosed as it is anti-dilutive.

11.    SHARE CAPITAL

a)

Authorized share capital of the Company consists of unlimited common shares without par value.

	Number of Shares	Amount
		$
Outstanding at January 1, 2003	32,624,647	11,583,910
Exercise of warrants	7,078,617	1,061,971
	39,703,264	12,645,881
Consolidation 2:1	(19,851,632)	-
Acquisition of National Gold	13,467,795	8,000,000
Placement of shares	8,500,000	8,150,019
Exercise of stock options	1,075,383	983,144
Exercise of warrants	7,269,895	4,590,638
Outstanding at December 31, 2003	50,164,705	34,369,682
Placement of shares (less issue costs of $1,454,167)	10,000,000	21,120,895
Placement of shares (less issue costs of $1,404,585)	10,000,000	23,047,275
Exercise of stock options	752,398	554,176
Exercise of warrants	5,860,815	7,078,000
Outstanding at December 31, 2004	76,777,918	86,170,028

b)

Stock options outstanding at December 31, 2004

Number	Expiry Date	Exercise Price
		CDN $
375,000	December 16, 2009	3.5
850,000	June 25, 2009	2.25
110,000	February 12, 2009	2.75
883,500	December 9, 2008	2.50
557,483	July 23, 2008	1.13
150,000	January 30, 2008	0 .76
150,000	July 22, 2007	1.00
345,000	June 25, 2007	2.25
182,500	June 3, 2007	1.16
3,603,483		2.11

Summary of stock option activity :

	Shares	Weighted Average Price
		CDN $

Balance at January 1, 2004	2,650,881	1.50
Granted	1,240,000	2.25
Granted	110,000	2.75
Granted	375,000	3.50
Exercised	(752,398)	0.96
Expired	(20,000)	2.50
Balance at December 31, 2004	3,603,483	2.11

c)

Warrants outstanding on December 31, 2004 :

Number	Expiry Date	Exercise Price

		CDN $

4,900,000	April 8, 2006	3.50

Subsequent to December 31, 2004, 340,000 warrants were exercised.

Summary of warrant activity:

	Shares	Weighted Average Price
		CDN $

Balance at January 1, 2004	5,775,699	1.50
Issued	5,000,000	3.50
Exercised	(5,875,699)	1.57
Balance at December 31, 2004	4,900,000	3.50

12.  STOCK-BASED COMPENSATION

The Company has an incentive stock option plan, approved by the board on April 17, 2003, to allow the Company to grant up to 6,830,649 incentive stock options to its directors, officers, employees and consultants of the Company. The exercise price, term (not to exceed ten years) and vesting are determined by the board at the time of the grant, subject to concurrence by the Toronto Stock Exchange.

The Company has determined the value of stock-based compensation and allocated it as follows:

December 31	2004	2003
	$	$
Mining property under development	225,388	303,694
Stock-based compensation	943,965	403,989
Total	1,169,353	707,683

No cash is transferred upon the granting of stock options. The Company credits its contributed surplus account for the value of the grant.

The fair value of stock options granted in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

December 31	2004	2003

Risk-free rate	3.5%	3.0% - 3.8%
Expected dividend yield	nil	nil
Expected stock price volatility	55%	55% - 85%
Expected option life, based on term of the grant (months)	18 - 30	30

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Change in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models may not provide a single reliable measure of the fair value of the company's stock option grants.

13.

ACQUISITION OF NATIONAL GOLD

The Company acquired on February 21, 2003, all of the outstanding shares of National, the Company's joint venture partner on the Salamandra property, by the issue of 13,467,795 shares of the Company valued at $8,000,000. The acquisition has been accounted by the purchase method and the operating results of National are included in the consolidated statement of operations from the effective date of the acquisition.

Details of assets and liabilities acquired are as follows:

$
Cash	120,817
Amounts receivable and prepaid expenses	56,900
Mineral rights (Salamandra Property)	4,328,466
Equipment	65,749
Accounts payable	(184,506)
Due to Alamos Gold	(2,314,055)
Net assets acquired	2,073,371
Value allocated to mineral rights	5,926,629
Share consideration	8,000,000

14.

NOTE PAYABLE

In January 2003 the Company issued a note in the amount of CDN$5.70 million maturing February 2009, bearing interest at 12% per annum and payable in full at the option of the Company after February 2005, or 50% thereof at anytime at the option of the Company. On January 31, 2003, CDN$5.60 million was used to prepay the CDN$7.50 million of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to CDN$5.60 million upon prepayment. The Company repaid CDN$2.85 million of the note in September 2003. With concurrence of the lender, the Company repaid the balance of the note and accrued interest in the amount of CDN$3,163,500 in December 2004.

15.

ASSET RETIREMENT OBLIGATIONS

The Company's estimate of future asset retirement obligations is based on the estimated total future cost of decommissioning and reclamation costs for its Mulatos gold project, based on the areas disturbed to date times an expected average reclamation cost per hectare of disturbed land. The total estimated undiscounted cost is $160,000. The expected timing of payment of cash flows is based on life of mine plan, expected to be ten years. The credit adjusted discount rate applied to the undiscounted cash flows is 12.6%.

The following table shows the movement in the liability for asset retirement obligations.

Continuity of asset retirement obligations

Year ended December 31	2004	2003
	$	$
Obligations at beginning of the year	-	-
Discounted revisions in estimated cash flows	50,000	-
Accretion expense	-	-
Liabilities settled	-	-
Obligations at end of year	50,000	-

16.

 INCOME TAX

The reconciliation of the expected tax recovery at statutory rate and provision for income tax recovery is:

December 31, 2004
$

Expected tax recovery at statutory income tax rate	1,350,000
Decrease resulting from:
Difference in foreign tax rates	(30,000)
Financing costs	150,000
Stock option compensation not deductible for tax	(340,000)
Other	60,000
Valuation Allowance	( 1,190 ,000)
Income Tax recovery	-

The following information summarizes the principal temporary differences and the related future tax effect:

December 31, 2004	Canada	Mexico	Total
	$	$	$

Future tax assets
Non-capital losses	3,450 ,000	2,940,000	6,390 ,000
Financing costs	1,080,000	-	1,080,000
Valuation Allowance	( 4,070 ,000)	(1,370,000)	( 5,440 ,000)
	460 ,000	1,570,000	2,030 ,000
Future tax liabilities

Mineral properties and equipment	(460,000)	(1,570,000)	(2,030,000)
Net future tax liabilities	-	-	-

Non-capital losses available in Canada to be utilized in subsequent years are $9 million expiring between 2005 and 2012. Losses in Mexico amount to approximately $10 million and expire over a 10-year period.

17.

COMMITMENTS AND CONTINGENCIES

a)  A claim has been made against the Company for damages under a mineral rights acquisition agreement that the Company did not complete. The plaintiff has claimed a loss of $105,000 and is also seeking 125,000 common shares of the Company. The Company denies the claim and has not made any provision for it in the financial statements. Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

b)  The Company is currently developing its the Mulatos deposit at a capital cost of $72.3 million, as outlined in the June 2004 Estrella Pit Development Feasibility Study. At December 31, 2004, the Company had committed expenditures in the amount of $8.9 million for future procurement and development at the project out of a total estimate of $50 million cost to complete the project.

18.

SUBSEQUENT EVENT

On February 2, 2005, the Company closed a CDN$50 million aggregate principal amount of 5.50% convertible senior debentures due February 15, 2010 (the "Debentures") pursuant to an agreement with a syndicate of underwriters. The Debentures will bear interest at a rate of 5.50% per annum, and will be convertible at the option of the holder into common shares of the Company at a conversion rate of 188.6792 common shares per $1,000 principal amount of Debentures, which is equal to a conversion price of approximately $5.30 per common share.

The Company intends to classify the financial instrument as a liability to the extent of $30,000,000 and equity to the extent of $10,400,000, in accordance with the substance of the contractual arrangement.

19.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The following is a discussion and reconciliation of material differences between Canadian GAAP and U.S. GAAP on various segments of the financial statements of the Company.

Under Canadian GAAP, exploration expenditures may be deferred on prospective mineral rights until such time as it is determined that further exploration is not warranted, at which time the costs are written-off. Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the rights are capable of economic commercial production. The Company completed its feasibility study in June 2004.

The following items (a) to (e) are inclusive of the impact on line items in these financial statements that would result substantially from the application of U.S. accounting principles to deferred mineral right costs.

	December 31	2004	2003	2002
		$	$	$
a)	Assets
	Deferred Mineral property costs
	Deferred mineral property costs following Canadian GAAP	35,463,590	18,461,868	4,956,412
	Less deferred mineral property costs not allowed under U.S. GAAP	24,885,014	(18,461,868)	(4,956,412)
	Deferred mineral property costs following U.S. GAAP	10,578,576	-	-
b)	Operations
	Net loss following Canadian GAAP	(3,772,224)	(1,933,873)	(440,205)
	Deferred mineral property costs expensed under u.s. GAAP	(6,423,146)	(13,505,456)	(2,440,344)
	Imputed interest charges under U.S.. GAAP			(75,047)
	Loss under U.S. GAAP	(10,195,370)	(15,439,329)	(2,955,596)
	Loss per share under U.S. GAAP	(0.16)	(0.39)	(0.29)
c)	Deficit
	Closing deficit under Canadian GAAP	(13,161,349)	(9,389,125)	(7,455,252)
	Adjustment to deficit for deferred mineral property
	costs written-off under U.S. GAAP, net of impact
	of discounted debt under U.S. GAAP	(24,885,014)	(18,461,868)	(4,956,412)
	Adjustment for imputed interest under U.S. GAAP			(75,047)
	Closing deficit under U.S. GAAP	(38,046,363)	(27,850,993)	(12,486,711)
d)	Cash Flows - Operating Activities
	Cash used for operations under Canadian GAAP	(2,256,501)	(1,172,843)	(322,812)
	Add loss following Canadian GAAP	3,772,224	1,933,873	440,205
	Less loss following U.S. GAAP	(10,195,370)	(15,439,329)	(2,955,596)
	Add non-cash deferred expenditures
	expensed under U.S. GAAP	225,388	-	750,468
	Add non-cash imputed interest
	under U.S. GAAP			75,047
	Cash applied to operations under U.S. GAAP	(8,454,259)	(14,678,299)	(2,012,688)

e)	Cash Flows - Investing Activities
	Cash applied to investments under Canadian GAAP	(43,716,512)	(4,941,955)	(2,159,473)
	Add deferred mineral property costs
	expensed under U.S. GAAP	6,197,759	4,810,200	1,689,876
	Cash applied to investments under U.S. GAAP	(37,518,753)	(131,755)	(469,597)

3.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

ALAMOS GOLD INC

MANAGEMENT DISCUSSION AND ANALYSIS

This discussion and analysis of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the "Company") is for the year ended December 31, 2004 compared with the year ended December 31, 2003. Information is current to March 18, 2005. It should be read in conjunction with the Annual Information Form and other information filed by the Company at www.sedar.com.

Introduction

The Company is a development stage mineral exploration company with a gold and silver project under construction in Sonora, Mexico, and prospective exploration targets in and around the project.

The management discussion and analysis (MD&A) should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes (the "Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 2: Basis of Accounting) in United States dollars. These principles differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). Differences between GAAP and U.S. GAAP applicable to the Company are described in Note 19 to the Financial Statements.

Note to U.S. Investors

All reserve and resource estimates contained in this MD&A are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators and CIM Standards.  While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under SEC standards in the United States.  As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In June 2004, the Company completed a feasibility study to assess the economics of Phase I development of the Mulatos deposit known as the

Estrella Pit. Gold reserves within the Estrella Pit consist of 36.4 million tonnes of ore grading 1.6 grams per tonne (g/t) at varying cutoff grades, beginning at  0.8 g/t, yielding almost 2 million ounces of contained gold.

Highlights

  Closed a 10 million unit issue in April 2004 consisting of a common share plus one-half purchase warrant for net proceeds of $21.1 million;

  Closed a 10 million common share issue in November 2004 for net proceeds of $23.0 million;

  Completed an initial feasibility study on Phase I development of the Mulatos deposit in June 2004 and commenced development and procurement for $72.3 million in capital expenditures in the third quarter of 2004;

  Commenced exploration of highly prospective mineral targets within the Company's 21,300 hectare Salamandra group of concessions in Sonora, Mexico;

  Acquired surface rights from landowners at the Mulatos deposit.

Assessment of Gold Market

The availability of equity funding to the Company depends, in part, upon investor interest in the gold sector. Management believes the gold price has benefited in the last few years from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in positions held by speculators. The price of gold improved from $417 per ounce at December 2003, to $435 per ounce at December 2004, and stands at $436 per ounce on March 18, 2005. At these levels, the price of gold has had and may continue to have a positive impact on the feasibility study for Phase I development of the Mulatos deposit, as the reserve modeling and economic forecasts were performed using an assumption of $350 per ounce of gold. However, it is not possible to forecast future gold price trends and their impact on future results from operations.

Projects

The Company's most significant asset is its 21,300-hectare Salamandra group of concessions in Sonora, Mexico, which includes the Mulatos deposit and more than nine other exploration targets identified to date. The Mulatos deposit consists of several contiguous mineralized zones which contain gold resources of approximately 62.2 million tonnes of ore grading 1.5 g/t at a 0.6 g/t gold cutoff, measured and indicated, excluding resources contained in the Gap, El Victor and San Carlos zones. In June, a feasibility study was completed on the Estrella zone of the Mulatos deposit, which contained gold reserves of 36.4 million tonnes of ore grading 1.6 g/t at varying cutoff grades, beginning with 0.8 g/t in the early years and declines to the internal cutoff in later years to enhance economics. Reserves contain 2.0 million ounces of contained gold, of which 1.4 million ounces are recoverable, based on metallurgical testing. The reserves were prepared using a gold price assumption of $350 per ounce. Total projected capital cost, including a $7.7 million contingency, was set at $72.3 million. The feasibility study projects cash operating costs at $174 per ounce. Production is subject to a sliding scale net smelter royalty, which at current gold prices above $400, is set at a rate of 5% of the value of gold and silver, less certain allowed refining and transportation costs.

Construction of the mine at Mulatos began in the third quarter of 2004 and operations are expected to commence in the third quarter of 2005.

The Company is currently drilling or has drilled zones thought to be contiguous to the Estrella Zone at El Salto and the Southeast Extension Zone to attempt to add to its mineral reserve base. It also plans a development program which involves underground drifting through the Escondida, Gap and El Victor zones and establishing drill locations underground to test ore continuity and high-grade structures.

The Company also drill-tested two of its other targets within the Salamandra group in 2004, El Realito and Los Bajios. Results of the El Realito drilling were reported on November 29, 2004. Drilling contained some high-grade intercepts, including hole 04RE007 which encountered 24 meters of gold mineralization grading 5.98 grams per tonne. Results from Los Bajios showed mainly low-grade intervals. No mineral resources are attributable to these results. The Company plans some follow-up work on these targets in 2005, as well as drilling other ready targets at El Halcon and El Jaspe.

Total planned exploration and development expenditures around the Estrella Zone and regional targets is budgeted at $6 million, which includes expenditures contingent on follow-up work, if warranted.

Selected Annual Information

The following contains selected balance sheet and operating information for the preceding two years.

	2004	2003
Expressed in United States dollars	$	$

Net Revenue	-	-

Loss before discontinued operations	3,772,224	1,933,873
Loss	3,772,224	1,933,873
Loss per share (1)	0.06	0.05
Total assets	75,879,034	28,422,921
Long-term financial liabilities (2)	-	2,198,612
Shareholders' equity	74,885,715	25,688,240
Cash dividends	-	-

(1)

 Loss per share on a diluted basis is not disclosed as it is anti-dilutive

(2)

 Debt repaid in December 2004

The Company is not in production and has no operating revenue. The Company has raised equity financing during the year to fund exploration and development of the Mulatos deposit.

Operating Activities

The Company recorded net loss for 2004 of $3.8 million ($.06 per share), compared with $1.9 million ($0.05 per share) in 2003. Increased costs reflect the merger of operations of Alamos Minerals Ltd, a predecessor of the Company and National Gold Corporation in February 2003. In August 2003 the Company raised $8.2 million which became available for working capital purposes. Prior to this time, the Company had limited financial resources to pursue its business plan. In March 2004, the Company moved its corporate office from Vancouver to Toronto and acquired additional staff.

The increase in corporate costs reflects the business development of the Company during the year as it completed its feasibility study on Phase I of the Mulatos deposit and pursued several funding alternatives to finance construction of a $72.3 million mine at Mulatos, which resulted in two equity offerings totaling $44.2 million net of costs. To enhance its contacts with shareholders and potential investors, the Company moved from the TSX Venture Exchange to the Toronto Stock Exchange (TSX), completed registration with the Securities and Exchange Commission in the United States and applied for a listing on the American Stock Exchange (AMEX). The AMEX listing application was withdrawn in early 2005. However, the Company will review the potential benefits of listing on an American exchange with a view to reapplying for a listing at a later date.

Salaries and management compensation increased to $859,310 from $171,761 in 2003 as a result of the addition of staff required by the move to Toronto, severance payments to previous staff who did not relocate, and the allotment of performance bonuses totaling approximately $260,000. Shareholder communications ($232,798 compared with $49,333 in 2003) and travel and accommodations costs ($230,942 compared with $86,892 in 2003) both increased as the Company responded to improved investor interest by meeting with investors and disseminating corporate information. An increase in trust and filing fees to $196,145 from $42,694 in 2003, mainly reflects additional costs associated with the Company's TSX listing in June 2004. Office and administration costs increased to $552,924 from $242,081 reflecting higher outside consulting fees, increased administration costs both in Canada and Mexico, and capital taxes payable in Ontario.

Interest and financing costs of $678,622 (2003: $362,133) include a $390,448 write-off of financing costs relating to the termination of a letter agreement with a syndicate of banks that were to have provided project financing for the Mulatos project. Interest expense is mainly attributed to the H. Morgan & Company loan, established in January 2003 at CDN$5.7 million. The Company repaid CDN$2.85 million in September 2003, and the balance, with accrued interest, was repaid in December 2004. Without the write-off, interest expense would have declined in 2004 ($288,174) compared with 2003 ($362,133) as 2004 benefited from the reduced loan balance throughout the year, while 2003 had a reduced loan balance only after September 2003. Interest income of $234,219 compared with $24,598 is attributed to increased average cash and cash equivalent balances resulting from two equity financings during 2004 and additional funds received from the exercise of options and warrants during 2004. A foreign exchange gain of $121,668 (2003: loss of $158,031) was partially attributable to the gain on the net Canadian monetary position resulting from an appreciation of the Canadian dollar against the United States dollar.

Non-cash compensation expenses of $943,965 (2003 - $403,989) reflect the derived value of stock options granted during the year. An additional amount of $225,388 was recorded as an expenditure on mineral properties, as that grant of options was made to exploration personnel whose compensations are capitalized to the relevant mineral project.  The higher valuation in 2004 reflects the higher average exercise price of the grant from CDN$1.57 per share in 2003 to CDN$2.55 per share in 2004, even though options granted declined from 2,260,983 in 2003 to 1,725,000 in 2004. Accounting guidelines require that the Company record as compensation the determined fair value of stock options issued to directors, employees and consultants during the term of the options, with a corresponding credit to its contributed surplus account. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. In valuing options, management used a standard option pricing model, requiring it to make certain subjective assumptions as to future interest rates and stock price volatility (see Note 12 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are realized.

Loss for the fourth quarter 2004 was $1.5 million ($.02 per share) versus $1.0 million ($.02 per share) million in the fourth quarter of 2003. The higher loss in 2004 reflected the write-off of the $390,448 financing costs noted above, while the 2003 loss contained a non-cash compensation charge of $403,989.

Summary of Quarterly Results

The following table shows consolidated loss by quarter for the previous eight quarters, on a dollar and per share basis. As the Company is still in the exploration and development stage, it has no sales or revenue. Per share figures are basic and fully diluted.

Loss by quarter
	Qu1	Qu2	Qu3	Qu4	Total
	$	$	$	$	$
2004	457,407	1,437,139	400,458	1,477,220	3,772,224
Per share	.01	.02	.01	.02	.06
2003	116,342	316,255	520,575	980,701	1,933,873
Per share	0.01	0.01	0.01	0.02	0.05

Non-cash compensation was recorded in the amount of $403,989 in December, 2003 reflecting the value of the grant of stock options to certain personnel.

The following table shows the adjusted quarterly loss for 2004 before selected under-noted factors.

2004	Q1	Q2	Q3	Q4	Year
	$	$	$	$	$
Loss before the under-noted:	286,024	641,896	482,569	836,048	2,246,537
Foreign exchange (gain) loss	(16,430)	115,916	(82,946)	(138,208)	(121,668)
Interest and financing expense	64,902	64,434	64,257	485,029	678,622
Interest income	(11,051)	(54,297)	(63,422)	(105,449)	(234,219)
Non-cash compensation	82,775	469,190	-	392,000	943,965
Cash bonuses	51,187	200,000	-	7,800	258,987
Loss per period	457,407	1,437,139	400,458	1,477,220	3,772,224

In the fourth quarter, the Company wrote off $390,448 in deferred financing costs related to a terminated debt arrangement with a syndicate of banks. The fourth quarter contains a charge for capital tax in Ontario estimated at $100,000 resulting in part from the additional equity capital raised in November 2004.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, some of which are denominated in Canadian dollars or Mexican pesos. A Note payable, denominated in Canadian dollars, was repaid in December 2004. These accounts are recorded at cost which approximates their fair value at each reporting period end value in United States dollars. The Company is vulnerable to financial gain or loss as a result of foreign exchange movements against the United States dollar. In 2004, the Company recorded a loss of $121,668, while in 2003 a gain of $158,031 was recorded. The Company minimizes its foreign exchange risk by maintaining low account balances in Canadian dollars and Mexican pesos, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant expenditures in developing and operating a mine at Mulatos will be denominated in pesos. As mine development costs are incurred and purchase commitments made, the Company may acquire pesos directly or through derivative positions, to lock in these costs in United States funds, if it believes it prudent to do so.

The Company has placed its cash and cash equivalents in short-term liquid deposits or investments which provide a revised rate of interest upon maturity.

Subsequent to December 2004, the Company issued CDN$50 million in convertible debentures, of which CDN$37 million is estimated to be classed as debt and the balance as equity. As the funds are expected to be converted to United States dollars to fund capital expenditures at Mulatos, the Company will have an exposure to a Canadian denominated liability with no offsetting Canadian dollar assets. In 2005 the Company expects to implement a foreign exchange hedging program to offset some or all of this exposure.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during the year to $16.0 million from $13.5 million in 2003. The increased activity reflects the Company's commencement of development of Phase I of the Mulatos deposit, which is projected to cost $72.3 million.

At the end of 2004, the Company had spent an estimated $22.7 million on construction and procurement at Mulatos. The Company acquired a package of previously owned mining equipment, including five haul trucks, two loaders, a water truck, lube truck, powder truck and two excavators. Expenditures on production equipment totaled $4.3 million. The Company also acquired a previously owned gold recovery plant ($2.0 million) and a previously owned three-stage crusher ($1.7 million). These expenditures exclude additional costs to be incurred for rehabilitation, transportation to the mining site, and installation at the site. Both the plant and crusher can be scaled to operate at higher production levels than contemplated in Phase I.

Construction commenced in the third quarter of 2004. As of December 2004, approximately 25% of the initial portion of the leach pad, at a cost of $1.9 million, was compacted and ready for the application of 12 inches of clay liner. Main access roads were improved, the road from the leach pad to the mine had been widened, and the haul road, roughly parallel to the overland conveyer, had been started. Concrete for the carbon plant and power plant plus grading of the primary crusher area was in progress at year end 2004. Expenditures on water systems, consisting of water retention facilities at the Mulatos river, construction of a water reservoir and piping to bring water up 600 meters in elevation from the river to the water reservoir cost $2.2 million. Facilities construction, consisting of camp facilities, mine offices, shops and warehouses cost $1.2 million. Based on the hectares of land disturbed on site, the Company recorded a reclamation liability of $50,000.

The Company secured important land rights during the year through the acquisition of sufficient surface area to accommodate Phase I development. A total of $4.6 million was spent to secure these rights, which included settlement of all outstanding disputes with the Ejido group.

Management has conducted an extensive review of its mineral property accounts. Its La Fortuna project, is currently carried at $1 million, and the Company has determined that this carrying value is appropriate based on its assessment of realizable value.

At the beginning of the year, the Company did not yet have any resource properties that qualify for capitalization under US GAAP. Consequently, the primary effect of the US GAAP reconciliation of its financial statements was to increase the net loss and deficit for 2003 and 2002 by the amounts of the exploration expenditures capitalized less write-offs under Canadian GAAP, in each of those years. For the purposes of US GAAP these expenditures were charged to the Statement of Loss and Deficit in the period incurred (see Note 19 to the Financial Statements). After the completion of the feasibility study and confirmation of the existence of mineral reserves at Mulatos, the Company commenced to capitalize those construction and procurement costs relating to mine development at Mulatos. All other exploration expenditures on unproven mineral properties will continue to be expensed for the purposes of US GAAP.

Capital Resources and Liquidity

The Company's financial condition improved significantly in 2004 with over $28.1 million in cash, cash equivalents and short-term investments at year end, although these funds are expected to be spent to construct the Mulatos mine. As at December 31, 2004, the Company had $29.0 million in working capital, an increase from working capital of $6.3 million on December 31, 2003. The most significant component of the change in working capital was the increase in cash and cash equivalents by $4.1 million and an increase of $15 million in short-term investments over 2003.  Payables increased from

$536,069 in 2003 to $943,319 in 2004 in response to increased construction activities at Mulatos.

The increase in cash and short-term investments resulted primarily from funds received from two equity issues, which raised a combined $44.2 million, net of related expenses. In April 2004, the Company closed a 10 million unit offering, with each unit consisting of one common share in the capital of the Company and one-half of a share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of the Company at a price of CDN$3.50 for a two-year period following closing. In November 2004, the Company closed a share offering of 10 million shares at CDN$3.00 per share. In addition, the Company received $7.1 million upon the exercise of 5,860,815 share purchase warrants and $554,176 upon the exercise of 752,398 share purchase options.

The Company completed a debt financing with H. Morgan & Company in January 2003, whereby a Note for a total of CDN$5.7 million was issued to the Company for a term of 61 months, subject to prepayment terms. These funds were used to prepay the outstanding debentures issued by National Gold pursuant to the Asset Purchase Agreement on Salamandra. Prepayment of the debentures reduced the amount due under the debentures (CDN$7.5 million) by CDN$1.9 million. Interest was payable on the Note at 12% per annum.  During the quarter ended September 30, 2003, the Company repaid 50% of the Note and was entitled to prepay any amount up to the total amount of the principal of the Note after January 30, 2005. In December 2004, the Company and H. Morgan agreed to an early termination of the loan agreement whereby the Company paid the balance of the loan plus interest accruable to January 30, 2005. The Company arranged this early termination to satisfy a condition contained in a letter agreement signed with a syndicate of banks.

The Company is adequately funded to carry out further development work at Mulatos. In February 2005, the Company closed a CDN$50 million 5-year convertible debenture, which was secured to replace a previously announced lending agreement with a syndicate of banks. The debenture contains a coupon rate of 5.5% and convertibility into common shares at a price 35% higher than the closing price of the Company's shares on the date the Company entered into the agreement. The Company secured this financing on more favorable terms than those contained within the bank letter agreement, including fewer covenants and no gold hedging requirements. At current exchange rates, the debenture converts to approximately $40 million after related financing costs. When combined with the $28 million cash on hand at year end, the Company has approximately $68 million cash on hand at December 2004 on a pro-forma basis, with approximately $50 million in anticipated capital costs remaining to be spent at Mulatos, based on the feasibility study. The Company is also budgeting an additional $5.9 million in mineral exploration and reserve development and a corporate operating budget between $1.75 to $2.0 million on a cash basis for 2005. The Company is also expected to have a working capital requirement of up to $5 million or more throughout 2005, depending on the level of gold in-process inventory, inventory of spare parts, and the timing of recovery of refundable sales taxes.

Strategic Outlook

The Company is currently focused on three objectives. The first is to complete development of Phase I of the Mulatos deposit. A significant milestone was achieved when the Company closed its CDN$50 million convertible debenture issue in February 2005, thereby securing the necessary financing to complete development, based on the estimate for capital expenditures of $72.3 million contained in the feasibility study. Production is planned for the third quarter of 2005, with full feasibility production rates to be achieved by year end 2005.

The second priority for the Company is to expand its current reserve of 2.0 million contained ounces of gold by development drilling adjacent to the Estrella zone at El Salto and the Southeast Extension zone, and drifting/drilling along trend through the Escondida, Gap and El Victor zones. Approximately $3 million has been budgeted for this work.

The third priority is to drill assess a number of high priority targets within the Salamandra group of concessions, beginning with the El Realito/Puebla concessions. Initial work in late 2004 showed some encouraging results that will require follow-up work. As well, at least two other targets are drill ready and will be assessed. Up to $2.9 million has been budgeted for this regional exploration program, if results warrant.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 12 to the Financial Statements. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make several assumptions as to future events, including: an estimate of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made. The fair value of the compensation is either expensed or capitalized as a mineral property cost depending on the nature of the grant.

Property acquisition costs and related direct exploration costs may be deferred until the properties are either placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP, including applicable guidelines and accepted industry practice. The policy is consistent with other junior exploration companies that have not established mineral reserves objectively. Two alternative acceptable policies are to expense such costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established, or expense such costs until a mineral reserve has been established (which is the procedure prescribed by the Securities and Exchange Commission in the United States). Management is of the view that its current policy is appropriate for the Company at this time and is consistent with many other public exploration companies in Canada. Shareholders are advised that carrying values are not necessarily indicative of present or future values. The Company assesses whether an impairment exists in any of its exploration projects, and writes down that project to its estimated recoverable amount when such impairment is found to exist. A write-down of a project does not necessarily mean the project is or will be abandoned or sold, or that the project has no further merit, but could result from the Company's decision not to advance the project at that time, due to poor initial results or lack of funds. No write-downs were recorded during 2004. A write-down would be recorded as an expense in the Company's statement of operation.

The Company is required to determine the expected value of the estimated costs of asset retirement obligations and to recognize this value as a liability when reasonably determinable. This valuation is added to the cost of the relevant mineral property on the balance sheet, and amortized as an expense in the statement of operation when the mineral property is in production. Asset retirement costs include future removal and site restoration. Key assumptions in determining the amount of liability are total undiscounted cash outflows; expected timing of payment of the cash outflows; and appropriate discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to accretion expense in the statement of operations. The feasibility study for the Mulatos project determined that an undiscounted remedial obligation of $2.8 million will be incurred to provide for mine closure at the completion of planned operations. This study will be used as the basis for determining the pro-rata amount of remedial obligation incurred as site construction and subsequent mining and waste rock disposal progress.  The Company may update that study from time to time as more information becomes available. Most reclamation will occur at the end of the mine life, expected to be 10 years at the current expected mining rate.

Adoption of New Accounting Policy

In 2004, the Company adopted new CICA Handbook Section 3110, Asset Retirement Obligations for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. This new standard came into effect for fiscal years beginning on or after January 1, 2004. The methodology of implementing the new standard is discussed above. The Company's main asset is the cost associated with the development of the Mulatos project.  The adoption of this standard had no impact on the Company's prior period financial situation or on its operating loss.

The current estimate of the cost of remediation is not significant, as the total hectares of disturbed land is not substantial, and the nature of the disturbance will not result in material remedial work. Rehabilitation of waste dumps and leach pad area are expected to result in more significant rehabilitation costs, and will be incurred as these dumps are established and ore is stacked on the leach pad over the operating life of the mine. Rehabilitation will occur largely at the end of the mine life. As the Company has commenced in 2004 to develop the Mulatos property, it has determined that the appropriate asset retirement obligation at December 31, 2004 is $50,000. It is anticipated that the retirement obligation will be increased quarterly to take into account progressive disturbance and accretion expense.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, except for purchase obligations described in the attached table.

Commitments Table (by period) ($)

The following table lists as of December 31, 2004 information with respect to the Company's known contractual obligations.

	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS ($)	TOTAL	LESS THAN 1 YEAR	1- 3 YEARS	3 - 5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations(1)	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations(2)	8,900,000	8,900,000	-	-	-
Other Long-Term Liabilities reflected on the Company's Balance Sheet under the GAAP of the primary financial statements (3)	160,000	-	-	-	160,000
Others	-	-	-	-
Total	9,060,000	8,900,000	-	-	160,000

Contractual obligations exclude expenses of a fixed nature expected to be incurred in the normal course of operations.

(1)

Subsequent to December 31, 2004, the Company issued CDN$50 million ($41.5 million based on the exchange rate of U.S.$1.00 = CDN $1.20) in convertible debentures due in February, 2010, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 5.5%.

(2)

Based on contracts outstanding as of December 31, 2004, out of a total estimated cost to completion of $50 million.

(3)

Estimated asset retirement obligations, presented on a non-discounted cash-flow basis.

Related Party Transactions

The Company received consulting services from two directors, one on an annual renewable contract basis as approved by the Board of Directors to provide management and financial services to the Company; as of October 1, 2005, the director no longer provides services on this basis. A second director has provided consulting services on a transaction basis.  There are no ongoing contractual arrangements or commitments resulting from these transactions. Total contractual fees were $475,723 (2003: $172,138). These transactions have occurred in the normal course of operation and are measured at their fair value.

Internal Control

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its disclosure controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner. There were no material changes in the Company's internal control over financial reporting in the period covered by this MD&A.

Director and Management Changes

Alan R. Hill was appointed to the Board of Directors in April 2004, and subsequently appointed to Chair the Board. Edward Reeve was appointed to the Board in September 2004.

Jon Morda was appointed Chief Financial Officer in February 2004 and the Manager Investor Relations in March 2004.

Outstanding Share Data

The Company has one class of common shares: as of March 18, 2005, there were 77,117,918 common shares outstanding.

The Company has a stock option plan: as of March 18, 2005, there were 3,603,483 stock options outstanding, all of which have vested.

The Company has outstanding as of March 18, 2005, 4,565,000 share purchase warrants.

The Company has outstanding as of March 18, 2005, face value of CDN$50,000,000 convertible debentures.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business. While substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining, few properties that are explored are ultimately developed into producing mines. Where expenditures on a property have not led to the discovery of mineral reserves, the property will have to be discarded causing the Company to write off each respective property thus sustaining a loss.

The value of the Company's mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company's properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. Although the price has risen from recent 20-year lows, it is not possible to predict future prices.

The Company is subject to currency risks. The Company's functional currency is the United States dollar, which has been subject to recent fluctuations against other currencies. The Company operations are located in Mexico and many of its obligations are in pesos.  The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars, pesos and Canadian dollars and has monetary assets and liabilities in U.S. and Canadian dollars and pesos. As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.

The Company has limited financial resources which could affect its ability to carry out its business plan. The Company's ability to secure fixed gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is appropriate. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world- wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.  The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operation and business.

The Company conducts it primary exploration and development activities in Sonora, Mexico. Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company's operations in Mexico may be difficult.  The Company's exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  Specifically, the Company activities related to its Mulatos Project are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comision National del Aqua ("CAN"), which regulates water rights, and the Mexican Mining Law.  A number of other approvals, licenses and permits are required for various aspects of mine development.  While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner.  Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Salamandra Property or in any other projects that the Company becomes involved.  Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

The mineral reserves and resource estimates of the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

This management discussion and analysis contains forward-looking statements concerning the Company's plans for its properties and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

99.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Exhibit 99.1

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, John A. McCluskey, certify that:

I have reviewed this annual report on Form 40-F of Alamos Gold Inc.;

1.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

3.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2005	By:	(signed) “John A. McCluskey” John A. McCluskey Chief Executive Officer

99.2

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Exhibit 99.2

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Jon Morda, certify that:

I have reviewed this annual report on Form 40-F of Alamos Gold Inc.;

1.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

3.

The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.

The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 29, 2005	By:	(signed) “Jon Morda” Jon Morda Chief Financial Officer

99.3

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamos Gold Inc. (the “Company”) on Form 40-F for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John A. McCluskey, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 29, 2005

(signed) “John A. McCluskey”

John A. McCluskey

Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Alamos Gold Inc. and will be retained by Alamos Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

99.4

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamos Gold Inc. (the “Company”) on Form 40-F for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jon Morda, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 29, 2004

(signed) “Jon Morda”

Jon Morda

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Alamos Gold Inc. and will be retained by Alamos Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

99.5

CONSENT OF ERNST & YOUNG LLP CHARTERED ACCOUNTANTS

ERNST & YOUNG

Ernst & Young LLP
Ernst & Young Tower
Toronto-Dominion Centre
222 Bay Street, P.O. Box 251
Toronto, ON M5K 1J7

Phone: (416) 864-1234
Fax: (416) 864-1174
www.ey.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Alamos Gold Inc.
Form 40-F

We consent to the incorporation by reference of our report dated March 25, 2005 and our comments for U.S. readers dated March 25, 2005, each relating to the consolidated balance sheet of Alamos Gold Inc. (the "Company") as at December 31, 2004 and the consolidated statement of operations and deficit and cash flows for the year then ended, in this Annual Report on Form 40-F of the Company for the year ended December 31, 2004 and in the Registration Statement (Form S-8 No. 333-120622) pertaining to the 2003 Stock Option Plan and the Stock Option Agreements of the Company.

Ernst & Young LLP

Chartered Accountants
Toronto, Ontario Canada
March 25, 2005

99.6

CONSENT OF DE VISSER GRAY CHARTERED ACCOUNTANTS

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

CONSENT OF INDEPENDENT ACCOUNTANTS

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, DC

USA 20549

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F of Alamos Gold Inc. (“Alamos”) for the year ended December 31, 2003 of the audited numbers of Alamos for the year ended December 31, 2003 included in the consolidated financial statements of Alamos for the fiscal years ended December 31, 2004 and 2003.

Dated this 29th day of March, 2005.

“De Visser Gray”

DE VISSER GRAY

Chartered Accountants

99.7

CONSENT OF MR. DOUGLAS AUSTIN

M3 Engineering & Technology Corp.

CONSENT OF AUTHOR

TO:

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street, West
Toronto, Ontario M5H 3S8

Manitoba Securities Commission
1130-405 Broadway
Winnipeg, Manitoba R3C 3L6

Toronto Stock Exchange
The Exchange Tower
3rd Floor, 130 King Street West
Toronto, Ontario M5X 1J2

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 1L2

Authorité des Marchés Financiers
800 Square Victoria, Suite 22
Montréal, Quebec H4Z 1G3

I, Douglas Austin, P.E., the author of the following reports (1) the technical report titled "Technical Report – the Estrella Pit Resource & Reserves Mulatos Sonora Mexico" dated May 19, 2004 (the "May 19, 2004 Report"); (2) the feasibility study titled "Mulatos Feasibility Study Phase One – Estrella Pit" dated June 1, 2004 (the "Feasibility Study"); and (3) the technical report titled "The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004, as revised on July 14, 2004 (the "July 14, 2004 Report") do hereby consent to the written disclosure of:

1. my name;

2. reference to, and incorporation by reference of sections of, the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report; and

3. sections or extracts from, or a summary of, the May 19, 2004 Report, the July 14, 2004 Report and the Feasibility Study

in the Renewal Annual Information Form and Annual Report on Form 40-F of Alamos Gold Inc. for the fiscal year ended December 31, 2004.

I also certify that I have read the above documents being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report or that are within my knowledge as a result of the services performed by me in connection with the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report.

Dated this 29th day of March, 2005.

Douglas Austin, P.E.

[Seal or Stamp]

LICENSED PROFESSIONAL ENG.
DOUGLAS C. AUSTIN
PROVINCE OF ONTARIO

3001-01\AIF Renewal 2005\8568

99.8

CONSENT OF MR. MICHAEL J. LECHNER

M3 Engineering & Technology Corp.

CONSENT OF AUTHOR

TO:

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street, West
Toronto, Ontario M5H 3S8

Manitoba Securities Commission
1130-405 Broadway
Winnipeg, Manitoba R3C 3L6

Toronto Stock Exchange
The Exchange Tower
3rd Floor, 130 King Street West
Toronto, Ontario M5X 1J2

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 1L2

Authorité des Marchés Financiers
800 Square Victoria, Suite 22
Montréal, Quebec H4Z 1G3

I, Michael J. Lechner, R.G., C.P.G., the author of the following reports (1) the technical report titled "Technical Report – the Estrella Pit Resource & Reserves Mulatos Sonora Mexico" dated May 19, 2004 (the "May 19, 2004 Report"); (2) the feasibility study titled "Mulatos Feasibility Study Phase One – Estrella Pit" dated June 1, 2004 (the "Feasibility Study"); and (3) the technical report titled "The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004, as revised on July 14, 2004 (the "July 14, 2004 Report"), do hereby consent to the written disclosure of:

1. my name;

2. reference to, and incorporation by reference of sections of, the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report; and

3. sections or extracts from, or a summary of, the May 19, 2004 Report, the July 14, 2004 Report and the Feasibility Study

in the Renewal Annual Information Form and Annual Report on Form 40-F of Alamos Gold Inc. for the fiscal year ended December 31, 2004.

I also certify that I have read the above-noted documents being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report or that are within my knowledge as a result of the services performed by me in connection with the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report.

Dated this 29th day of March, 2005.

Michael J. Lechner

Michael J. Lechner, R.G., C.P.G.

REGISTERED GEOLOGIST CERTIFICATE NO. 37753 MICHAEL J. LECHNER DATE SIGNED 3/29 ARIZONA U.S.A.

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS CERTIFICATE NUMBER 10690 AIPG MICHAEL J. LECHNER CERTIFIED PROFESSIONAL GEOLOGIST

3001-01\AIF Renewal 2005\8565

99.9

CONSENT OF MR. JOHN MAREK

M3 Engineering & Technology Corp.

CONSENT OF AUTHOR

TO:

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street, West
Toronto, Ontario M5H 3S8

Manitoba Securities Commission
1130-405 Broadway
Winnipeg, Manitoba R3C 3L6

Toronto Stock Exchange
The Exchange Tower
3rd Floor, 130 King Street West
Toronto, ON M5X 1J2

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 1L2

Authorité des Marchés Financiers
800 Square Victoria, Suite 22
Montréal, Quebec H4Z 1G3

I, John M. Marek, P.E., the author of the following reports (1) the technical report titled "Technical Report – the Estrella Pit Resource & Reserves Mulatos Sonora Mexico" dated May 19, 2004 (the "May 19, 2004 Report"); (2) the feasibility study titled "Mulatos Feasibility Study Phase One – Estrella Pit" dated June 1, 2004 (the "Feasibility Study"); and (3) the technical report titled "The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004, as revised on July 14, 2004 (the "July 14, 2004 Report"), do hereby consent to the written disclosure of:

1. my name;

2. reference to, and incorporation by reference of sections of, the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report; and

3. sections and extracts from, or a summary of, the May 19, 2004 Report, the July 14, 2004 Report and the Feasibility Study

in the Renewal Annual Information Form and Annual Report on Form 40-F of Alamos Gold Inc. for the fiscal year ended December 31, 2004.

I also certify that I have read the above-noted documents being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report or that are within my knowledge as a result of the services performed by me in connection with the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report.

Dated this 29th day of March, 2005.

[signature]

John M. Marek, P.E.

[Seal or Stamp]

3001-01\AIF Renewal 2005\8566

99.10

CONSENT OF MR. DEEPAK MALHOTRA

M3 Engineering & Technology Corp.

CONSENT OF AUTHOR

TO:

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street, West
Toronto, Ontario M5H 3S8

Manitoba Securities Commission
1130-405 Broadway
Winnipeg, Manitoba R3C 3L6

Toronto Stock Exchange
The Exchange Tower
3rd Floor, 130 King Street West
Toronto, Ontario M5X 1J2

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 1L2

Autorité des Marchés Financiers
800 Square Victoria, Suite 22
Montréal, Quebec H4Z 1G3

I, Deepak Malhotra, Ph.D., the author of the following reports (1) the technical report titled "Technical Report – the Estrella Pit Resource & Reserves Mulatos Sonora Mexico" dated May 19, 2004 (the "May 19, 2004 Report"); (2) the feasibility study titled "Mulatos Feasibility Study Phase One – Estrella Pit" dated June 1, 2004 (the "Feasibility Study"); and (3) the technical report titled "The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004, as revised on July 14, 2004 (the "July 14, 2004 Report"), do hereby consent to the written disclosure of:

1. my name;

2. reference to, and incorporation by reference of sections of, the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report; and

3. sections or extracts from, or a summary of, the May 19, 2004 Report, the July 14, 2004 Report and the Feasibility Study

in the Renewal Annual Information Form and Annual Report on Form 40-F of Alamos Gold Inc. for the fiscal year ended December 31, 2004.

I also certify that I have read the above-noted documents being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report or that are within my knowledge as a result of the services performed by me in connection with the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report.

Dated this 29th day of March, 2005.

[signature]

Deepak Malhotra, Ph.D.

[Seal or Stamp]

99.11

CONSENT OF MR. THOMAS DREILICK

M3 Engineering & Technology Corp.

CONSENT OF AUTHOR

TO:

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street, West
Toronto, Ontario M5H 3S8

Manitoba Securities Commission
1130-405 Broadway
Winnipeg, Manitoba R3C 3L6

Toronto Stock Exchange
The Exchange Tower
3rd Floor, 130 King Street West
Toronto, Ontario M5X 1J2

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 1L2

Authorité des Marchés Financiers
800 Square Victoria, Suite 22
Montréal, Quebec H4Z 1G3

I, Thomas L. Drielick, P.E., the author of the following reports (1) the technical report titled "Technical Report – the Estrella Pit Resource & Reserves Mulatos Sonora Mexico" dated May 19, 2004 (the "May 19, 2004 Report"); (2) the feasibility study titled "Mulatos Feasibility Study Phase One – Estrella Pit" dated June 1, 2004 (the "Feasibility Study"); and (3) the technical report titled "The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004, as revised on July 14, 2004 (the "July 14, 2004 Report"), do hereby consent to the written disclosure of:

1. my name;

2. reference to and incorporation by reference of sections of, the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report; and

3. sections or extracts from, or a summary of, the May 19, 2004 Report, the July 14, 2004 Report and the Feasibility Study

in the Renewal Annual Information Form and Annual Report on Form 40-F of Alamos Gold Inc. for the fiscal year ended December 31, 2004.

I also certify that I have read the above-noted documents being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report or that are within my knowledge as a result of the services performed by me in connection with the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report.

Dated this 29th day of March, 2005.

Thomas L. Drielick

Thomas L. Drielick, P.E.

[Seal or Stamp] Registered Professional Engineer (Mining) CERTIFICATE NO 22958 THOMAS L DRIELICK Date Signed ARIZONA U.S.A.

3001-01\AIF Renewal 2005\8567

99.12

CONSENT OF MR. DONALD CLARK

M3 Engineering & Technology Corp.

CONSENT OF AUTHOR

TO:

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street, West
Toronto, Ontario M5H 3S8

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

Manitoba Securities Commission
1130-405 Broadway
Winnipeg, Manitoba R3C 3L6

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta

Toronto Stock Exchange
The Exchange Tower
3rd Floor, 130 King Street West
Toronto, Ontario M5X 1J2

Authorité des Marchés Financiers
800 Square Victoria, Suite 22
Montréal, Quebec H4Z 1G3

I, Donald Clark, P.E., the author of the following reports (1) the technical report titled "Technical Report – the Estrella Pit Resource & Reserves Mulatos Sonora Mexico" dated May 19, 2004 (the "May 19, 2004 Report"); (2) the feasibility study titled "Mulatos Feasibility Study Phase One – Estrella Pit" dated June 1, 2004 (the "Feasibility Study"); and (3) the technical report titled "The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004, as revised on July 14, 2004 (the "July 14, 2004 Report"), do hereby consent to the written disclosure of:

1. my name;

2. reference to, and incorporation by reference of sections of, the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report; and

3. sections or extracts from, or a summary of, the May 19, 2004 Report, the July 14, 2004 Report and the Feasibility Study

in the Renewal Annual Information Form and Annual Report on Form 40-F of Alamos Gold Inc. for the fiscal year ended December 31, 2004.

I also certify that I have read the above-noted documents being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report or that are within my knowledge as a result of the services performed by me in connection with the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report.

Dated this 29th day of March, 2005.

Donald Clark, P.E.

(Seal or Stamp)

REGISTERED PROFESSIONAL ENGINEER 3749 STATE OF IDAHO DONALD A. CLARK

3001-01\AIF Renewal 2005\8563

99.13

CONSENT OF M3 ENGINEERING AND TECHNOLOGY CORP.

M3 Engineering & Technology Corp.

CONSENT

TO:

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street, West
Toronto, Ontario M5H 3S8

Manitoba Securities Commission
1130-405 Broadway
Winnipeg, Manitoba R3C 3L6

Toronto Stock Exchange
The Exchange Tower
3rd Floor, 130 King Street West
Toronto, Ontario M5X 1J2

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 1L2

Authorité des Marchés Financiers
800 Square Victoria, Suite 22
Montréal, Quebec H4Z 1G3

This letter is being filed as the consent of M3 Engineering and Technology Corporation with respect to the following reports (1) the technical report titled "Technical Report – the Estrella Pit Resource & Reserves Mulatos Sonora Mexico" dated May 19, 2004 (the "May 19, 2004 Report"); (2) the feasibility study titled "Mulatos Feasibility Study Phase One – Estrella Pit" dated June 1, 2004 (the "Feasibility Study"); and (3) the technical report titled "The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004, as revised on July 14, 2004 (the "July 14, 2004 Report". M3 Engineering and Technology Corporation hereby consents to the written disclosure of:

1. being named;

2. reference to, and incorporation by reference of sections of, the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report; and

3. written disclosure of sections or extracts from, or a summary of, the May 19, 2004 Report, the July 14, 2004 Report and the Feasibility Study

in the Renewal Annual Information Form and Annual Report on Form 40-F of Alamos Gold Inc. for the fiscal year ended December 31, 2004.

We confirm that we have read the above noted documents and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report or that are within our knowledge as a result of the services performed by us in connection with the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report.

Dated this 29th day of March, 2005.

By: [signature]
M3 Engineering and Technology Corporation

LICENSED PROFESSIONAL ENGINEER
DOUGLAS E. AUSTIN
PROVINCE OF O...

[Seal or Stamp of M3]

3001-01\AIF Renewal 2005\8562

99.14

CONSENT OF M3 MEXICANA

CONSENT

TO:

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street, West
Toronto, Ontario M5H 3S8

Manitoba Securities Commission
1130-405 Broadway
Winnipeg, Manitoba R3C 3L6

Toronto Stock Exchange
The Exchange Tower
3rd Floor, 130 King Street West
Toronto, Ontario M5X 1J2

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 1L2

Authorité des Marchés Financiers
800 Square Victoria, Suite 22
Montréal, Quebec H4Z 1G3

This letter is being filed as the consent of M3 Mexicana with respect to the following reports (1) the technical report titled "Technical Report – the Estrella Pit Resource & Reserves Mulatos Sonora Mexico" dated May 19, 2004 (the "May 19, 2004 Report"); (2) the feasibility study titled "Mulatos Feasibility Study Phase One – Estrella Pit" dated June 1, 2004 (the "Feasibility Study"); and (3) the technical report titled "The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004, as revised on July 14, 2004 (the "July 14, 2004 Report"). M3 Mexicana hereby consents to:

1. being named;

2. reference to, and incorporation by reference of sections of, the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report; and

3. written disclosure of sections or extracts from, or a summary of, the May 19, 2004 Report, the July 14, 2004 Report and the Feasibility Study

in the Renewal Annual Information Form and Annual Report on Form 40-F of Alamos Gold Inc. for the fiscal year ended December 31, 2004.

We confirm that we have read the above noted documents and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report or that are within our knowledge as a result of the services performed by us in connection with the May 19, 2004 Report, the Feasibility Study and the July 14, 2004 Report.

Dated this 29th day of March, 2005.

By: [signature]
M3 Mexicana

LICENSED PROFESSIONAL ENGINEER
DOUGLAS C. AUSTIN
PROVINCE OF ONTARIO

[Seal or Stamp of M3]

3001-01\AIF Renewal 2005\8557