Form 40-F
period 2005-12-31
ALAMOS GOLD INC
filed 2006-03-30
CIK 1178819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005	Commission file number 000-49946

ALAMOS GOLD INC.
(Exact name of Registrant as specified in its charter)
Not Applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number (if applicable))
1040
(Primary Standard Industrial Classification Code Number (if applicable))
Suite 2010-120 Adelaide Street West, Toronto, Ontario, Canada M5H 1T1 (416) 368-9932
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

 [X]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005, 77,466,118 Common Shares without par value were issued and outstanding.

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

•

risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

results of feasibility studies, if any, and the possibility that future exploration and, if warranted, development results will not be consistent with the Company’s expectations;

•

risks related to mining activities, including labour, environmental, production delays, accidents, etc…

•

the potential for delays in exploration or development activities or the completion of feasibility studies;

•

risks related to commodity price fluctuations;

•

risks related to the Company’s history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company’s planned exploration and development projects;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining development and exploration; and

•

other risks and uncertainties related to the Company’s prospects, properties and business strategy.

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

Currency

Unless otherwise indicated, all dollar amounts in this report are in U.S. dollars.  The exchange rate of Canadian dollars into United States dollars, on the last business day of the year, December 30, 2005, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.1656.

RESOURCE AND RESERVE ESTIMATES

All reserve and resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System.  The terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council.  A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respect from those set forth in SEC Industry Guide 7. In particular, and without limiting the generality of the foregoing, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (SEC) standards in the United States.  As such, information contained in this Registration Statement concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2005 is included herein as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the year ended December 31, 2005, including the report of the auditors with respect thereto, are included herein as Document 2.

A reconciliation of important differences between Canadian and United States generally accepted accounting principles is contained in the Company’s audited consolidated financial statements, see Note 21 – United States generally accepted accounting principles.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2005 is included herein as Document 3.

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

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, significant changes have occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In 2005 new internal controls were implemented at the Company’s Mulatos Mine operations for expenditures, revenue recognition and inventory-in-process. A new purchasing, warehousing, accounting and reporting software package is being implemented in conjunction with the new mining operation. New payroll software and administration will replace a third-party payroll service in 2006, and new process controls will be implemented for that function.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Controller.  A copy of the Company’s Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Controller was filed as Exhibit 99.1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission (“SEC”) on June 4, 2004, and available in print to any shareholder who requests it.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.  The Company’s website is located at www.alamosgold.com.

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth in the Company’s 2005 Management Information Circular filed with the SEC on Form 6-K on April 25, 2005 and available in print to any shareholder who requests it.

The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Company are available in the Company’s 2005 Management Information Circular and in print to any shareholder who provides the Company with a written request.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2005 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act: Messrs. Brian Penny (Chairman), James McDonald and Mark Wayne

Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the rules and regulations of the American Stock Exchange as currently in effect.  Each member of the Company’s audit committee satisfies the criteria for director independence.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that each member of the Audit Committee is financially literate and satisfies the requirements of an audit committee financial expert criteria prescribed by the Securities and Exchange Commission. Mr. Penny is a Certified Management Accountant and Chief Financial Officer of Silver Bear Resources Inc. and previously Chief Financial Officer of Kinross Gold Corporation. Mr. Wayne is a Certified Financial Analyst and Chief Financial Officer of  QGX Ltd. Mr. McDonald is a past President of a mineral exploration company. In these positions, each member is responsible for receiving financial information relating to his company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the company and its operating results. Each member has significant understanding of the mineral exploration and mining business which the Company engages in and has an appreciation for the relevant accounting principles for that business.

AUDIT COMMITTEE CHARTER

The Company’s Audit Committee Charter was filed as Exhibit 99.2 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2003, filed with the SEC on June 4, 2004, and available in print to any shareholder who requests it.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The Company’s fees paid to its independent auditors for the years ended December 31, 2005 and December 31, 2004 are set forth below:

	Years ended December 31
	2005	2004
Audit:	50,500	10,560
Audit Related:	3,900	10,950
Tax	-	4,000
All Other Fees	6,200	12,900
Total	60,600	38,410

"Audit Fees" are the aggregate fees billed by the independent auditors for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by the independent auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting and out-of-pocket costs.

"Tax Fees" are fees for professional services rendered by the independent auditors for tax compliance, tax advice on actual or contemplated transactions.

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

During the year ended December 31, 2005, the Audit Committee did not approve any non-audit services under the de minimus exemption to the pre-approval requirements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has entered into certain foreign exchange forward and gold sales contracts which may, in certain circumstances, be classified as off-balance sheet arrangements. In 2005, due to the nature of the contracts entered into, the mark-to-market value of these contracts was recorded on the balance sheet.

The Company has entered into agreements to acquire $16 million Canadian dollars in 2007, and $10 million Canadian dollars in the first quarter of 2006 at a fixed price to offset a portion of its Canadian dollar debenture liability which is not offset by Canadian dollars on deposit. As at December 31, 2005, the Company had recorded an unrealized foreign exchange gain of $1.1 million on these contracts. After December 31, 2005 one contract to acquire CDN$6.0 million at a fixed cost of 1.1952 came due and was not renewed or extended, resulting in a realized foreign exchange gain of $174,000.

At year end, the Company had contracts to sell 2,000 ounces of gold to a counter-party in January 2006, resulting in a mark-to-market loss of $93,600 recorded as an unrealized forward contract loss. If the contracts had qualified for hedge accounting treatment and the Company designated the contracts as hedges, the value of the contracts would have been recorded only in the future sales period designated by the Company.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2005 information with respect to the Company’s known significant contractual obligations.

	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS ($)	TOTAL	LESS THAN 1 YEAR	2- 3 YEARS	4 – 5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations(1)	52,320,000	2,360,000	4,720,000	45,240,000	-
Capital Lease Obligations(2)	5,900,000	1,200,000	2,400,000	2,300,000	-
Bank debt	3,000,000	3,000,000	-	-	-
Future currency purchases	26,000,000	10,000,000	16,000,000	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements (3)	4,264,000	-	-	-	4,264,000
Total	91,484,000	16,560,000	23,120,000	47,540,000	4,264,000

Contractual obligations exclude operating expenses of a fixed nature expected to be incurred in the normal course of operations.

(1)

Effective February 2, 2005, the Company issued CDN$50 million ($40.3 million based on the exchange rate of U.S.$1.00 = CDN $1.2408, which was the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on February 2, 2005) in convertible debentures due in February, 2010, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 5.5%, payable semi-annually.

(2)

Cash flows relating to capital leases, presented on a non-discounted cash-flow basis.

(3)

Estimated asset retirement obligations, presented on a non-discounted cash-flow basis.

Production royalties, on a sliding scale to the price of gold, at 5% of gold revenue with gold above $400 per ounce, are a contractual obligation once commercial production (as defined in the agreement) is attained, but cannot reasonably be estimated as they are a function of the price of gold and production rate, neither of which can be ascertained with any certainty. For additional information related to the Company’s obligations and commitments see note 20 in the Company’s audited consolidated financial statements (Document 2).

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

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2005
2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
▪ Auditors’ Report on Consolidated Financial Statements
▪ Consolidated Balance Sheets as at December 31, 2005 and December 31, 2004;
▪ Consolidated Statements of Operations and Deficit for the years ended December 31, 2005 and 2004;
▪ Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004;
▪ Notes to Consolidated Financial Statements;
3.	Management’s Discussion and Analysis for the years ended December 31, 2005 and 2004
EXHIBITS
99.1	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of Ernst & Young LLP Chartered Accountants
99.6	Consent of M3 Engineering and Technology Corp. (AIF)
99.7	Consent of M3 Mexicana (AIF)

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

ALAMOS GOLD INC.

By

(signed) “John A. McCluskey”
John A. McCluskey
Chief Executive Officer

Date: March 29, 2006

1.

ANNUAL INFORMATION FORM

ALAMOS GOLD INC.

Suite 2010 - 120 Adelaide Street West

Toronto, Ontario  M5H 1T1

416-368-9932

ANNUAL INFORMATION FORM for the financial year ended December 31, 2005

March 21, 2006

ALAMOS GOLD INC.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Page

PRELIMINARY NOTES

3

Incorporation of Financial Statements and Management Discussion and Analysis

3

GLOSSARY

5

CORPORATE STRUCTURE

10

Name and Incorporation

10

Intercorporate Relationships

10

GENERAL DEVELOPMENT OF THE BUSINESS

11

Three Year History

11

Significant Acquisitions

14

NARRATIVE DESCRIPTION OF THE BUSINESS

14

General

14

The Mulatos Project

14

Uses of Gold

15

Sales and Refining

15

Employees

15

Risk Factors

15

The Salamandra Concessions

19

Planned Exploration on the Salamandra Concessions

25

Other Properties of the Company

26

DIVIDENDS

26

DESCRIPTION OF CAPITAL STRUCTURE

26

Common Shares

26

Warrants

26

Debentures

27

Bank Debt

29

Capital Lease Obligations

29

MARKET FOR SECURITIES

29

Trading Price and Volume

29

DIRECTORS AND OFFICERS

30

Cease Trade Orders or Bankruptcies

32

Penalties or Sanctions

33

Conflicts of Interest

33

AUDIT COMMITTEE

34

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

35

TRANSFER AGENT AND REGISTRAR

35

LEGAL PROCEEDINGS

35

MATERIAL CONTRACTS

35

INTERESTS OF EXPERTS

36

ADDITIONAL INFORMATION

36

ANNUAL INFORMATION FORM
(the "AIF")

ALAMOS GOLD INC.
(the "Company")

PRELIMINARY NOTES

Incorporation of Financial Statements and Management's Discussion and Analysis

Incorporated by reference into this Annual Information Form ("AIF") are the consolidated financial statements of Alamos Gold Inc ("the Company") for the years ended December 31, 2005 and December 31, 2004, and the accompanying Management Discussion and Analysis ("MD&A") for those years. All financial information in this AIF has been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Copies of all materials incorporated by reference herein may be obtained from SEDAR under the Company's name at www.sedar.com.

Effective Date of Information

The information in this AIF is current as of March 21, 2006, unless otherwise stated herein.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated ("CDN" denotes Canadian dollars).  The following table sets forth the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

Canadian Dollars into United States Dollars	2005	2004	2003
Closing	$0.8577	$0.8279	$0.7713
Average	$0.8253	$0.7685	$0.7200
High	$0.8754	$0.8491	$0.7713
Low	$0.7854	$0.7156	$0.6350

The noon rate of exchange on March 21, 2006, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was CDN$1.00 equals US$0.8568.

Metric Equivalents

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621

Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Forward-Looking Statements

This AIF contains forward-looking statements concerning the Company's plans for its properties and other matters, within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of commercial mining production, operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to proven and probable reserves, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements  to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or proven and probable reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans, "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

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

Reserve and Resource Estimates

All reserve and resource estimates contained in this AIF are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators (CSA) and Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards.  In particular, and without limiting the generality of the foregoing, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the Securities and Exchange Commission ("SEC") Industry Guide 7.  Under SEC Guide 7 standards, a "final" or "bankable" feasibility study is required to report proven and probable reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate proven and probable reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under the SEC standards in the United States.  As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into proven and probable reserves.

GLOSSARY

In this AIF or materials incorporated by reference, unless otherwise defined or unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings set forth herein or therein:

"Ag"	Silver.
"AGI"	The Company.
"Au"	Gold.
"Alamos Minerals"	Alamos Minerals Ltd., a company which amalgamated with National Gold on February 21, 2003 to form the Company.
"Asset Purchase Agreement"	The asset purchase agreement dated December 21, 2000, as amended, among National Gold, Minas de Oro Nacional and Minera San Augusto pursuant to which National Gold acquired the Salamandra Concessions.
"basalt"	A basic extrusive (volcanic) rock dominated by plagioclase feldspar, pyroxene and or olivine.
"Bienvenidos"	Minera Bienvenidos, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
"clastic"	Consisting of fragments of minerals, rocks or organic structures that have been moved individually from their places of origin.
"Company"	Alamos Gold Inc., including, unless the context otherwise requires, the Company's subsidiaries.
"Cu"	Copper.
"dacite"	The extrusive (volcanic) equivalent of quartz diorite.
"dome"	An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.
"Durango"	Durango Fern Mines, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company that is currently inactive.
"Ejido"	Mulatos Ejido, a local community of people who own the surface rights to an area of land covering all of the known mineral deposits in the Mulatos area of the Salamandra Concessions.
"feasibility study"

A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

"2004 Feasibility Study"

"Mulatos Feasibility Study Phase One - Estrella Pit" dated June 1, 2004, prepared by M3 Engineering containing a feasibility study of the Estrella zone within the Mulatos deposit on the Salamandra Concessions.

"GAAP"	Generally accepted accounting principles in Canada.
"grade"

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

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

"Kennecott"	Kennecott Minerals Company.
"km"	Kilometres.
"La Fortuna"	Minas La Fortuna, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company that is currently inactive.
"leaching"	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.
"m"	Metres.
"the Mine" or "the Mulatos Mine"	The Mulatos Mine consists of an open pit heap leach operation located within the Company's Salamandra Concessions in Sonora, Mexico
"Mineral Reserve" "M3" or "M3 Engineering"

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that occur when the material is mined and processed.

M3 Engineering and Technology Corporation.

"M3 July 14, 2004 Report"

A technical report prepared for the Company by M3 Engineering entitled "Technical Report - the Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004 (as revised July 14, 2004) which incorporates a summary of technical information from the 2004 Feasibility Study.

"MON" "Minas de Oro Nacional" or	Minas de Oro Nacional, S.A. de C.V. (formerly, O.N.C. de Mexico, S.A. de C.V.), a Mexican corporation which is a wholly-owned subsidiary of the Company.
"MSA" or "Minera San Augusto"	Minera San Augusto, S.A. de C.V., owned 70% by Placer Dome and 30% by Kennecott, and the original vendor of the Salamandra Concessions.
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

"mineral resource"

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term "mineral resource" covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors.  The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.  A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable.  The term "mineral resource" used in this AIF is a Canadian mining term as defined in accordance with NI 43-101 -  Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM"), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the "CIM Standards").

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

"New Surface Agreement"

A surface rights agreement dated May 27, 2004 between Minas de Oro Nacional and the Ejido regarding a lease of surface rights required to perform different mining works and activities and to set up infrastructure for the Company's exploration and exploitation of certain mining concessions on the Salamandra Concessions. The New Surface Agreement supersedes the 1995 Surface Agreement.

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

"NQ diameter"	1.75 inches drill hole diameter.
"ore"	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
"ounces" or "oz"	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.
"Placer" or "Placer Dome"	Placer Dome Inc.; Barrick Gold Corporation acquired a majority of Placer Dome Inc. shares as of January 20, 2006.

"Placer Kennecott Royalty" or "Royalty"

See Royal Gold. A royalty payable (at inception) to Tenedoramex and Kennecott on an aggregate basis and divided between them, beginning on the date of commercial production commences until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Salamandra Concessions:

(a)

2% of the Net Smelter Returns (as defined in the RTE Agreement) in respect of all Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Concessions; and

(b)

the applicable percentage based on the Gold Price (as defined in the RTE Agreement) as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all silver and gold Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Concessions as follows:

Gold Price Range

Net Smelter Return
Royalty 100% Basis

US$0.00/oz to US$299.99/oz

1.0%

US$300.00/oz to US$324.99/oz

1.5%

US$325.00/oz to US$349.99/oz

2.0%

US$350.00/oz to US$374.99/oz

3.0%

US$375.00/oz to US$399.99/oz

4.0%

US$400.00/oz or higher

5.0%

The term "Products" (as defined in the RTE Agreement) means ores, minerals, or other commercially valuable products, except any fraction thereof comprising or deemed to comprise gold and silver Products, mined from the Salamandra Concessions.

The term "Gold and Silver Products" (as defined in the RTE Agreement") means ores, minerals, or other commercially valuable products containing gold or silver mined from the Salamandra Concessions, provided that where such products contain a combination of gold and silver and other commercially viable metals or minerals, Gold and Silver Products shall be deemed to comprise on that fraction of such products as represents the proportionate commercial value of the gold and silver contained in such products, with the remaining fraction of such products deemed to be Products.

"ppm"	parts per million.
"Predecessor Companies"	Alamos Minerals and National Gold.
" probable mineral reserve"

The economically mineable part of an indicated and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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

"Qualified Person"

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) to have experience relevant to the subject matter of the mineral project and the technical report; and (c) to be a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

Royal Gold	Royal Gold Inc. is a royalty holding company that acquired the 30% Kennecott portion of the Placer Kennecott Royalty effective January 5, 2006.
"RQD"	Rock quality data.
"RTE Agreement" or "Royalty for Technical Expertise Agreement"	A royalty agreement between Minas de Oro Nacional and Minera San Augusto dated March 23, 2001 describing, among other things, the Placer Kennecott Royalty.
"Salamandra Concessions"

The Salamandra Group of concessions consists of various mineral concessions held by the Company's Mexican subsidiary, Minas de Oro Nacional, comprising approximately 21,300 hectares located in the State of Sonora, Mexico. It comprises the principal mineral property of the Company. The original concessions were acquired pursuant to the Asset Purchase Agreement and the Company continues to acquire mineral concessions contiguous or in proximity to those concessions.

"1995 Surface Agreement"

A surface rights agreement dated November 26, 1995 between Minera San Augusto and the Ejido regarding a lease of surface rights required to perform different mining works and activities and to set up infrastructure for the Company's exploration and exploitation of certain mining concessions on the Salamandra Concessions.

"Tenedoramex"	Tenedoramex S.A. de C.V., a wholly owned subsidiary of Placer Dome and a 70% owner of Minera San Augusto.
"TSX"	The Toronto Stock Exchange.
"TSXV"	The TSX Venture Exchange.

CORPORATE STRUCTURE

Name and Incorporation

The name of the Company is "Alamos Gold Inc."  The Company's principal place of business is located at Suite 2010, 120 Adelaide Street West, Toronto, Ontario, Canada M5H 1T1, telephone:  416-368-9932, facsimile:  416-368-2934. The Company has an administration office in Hermosillo, Mexico.  The registered and records office of the Company is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49222, Vancouver, British Columbia, Canada V7X 1L2.

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

Intercorporate Relationships

Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries.  As at March 21, 2006, the following diagram sets forth the Company's intercorporate relationships with its active subsidiaries including the jurisdiction of incorporation or organization and the Company's respective percentage ownership of each subsidiary.

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

(3)

One of the 50,000 outstanding shares of Servicios Administrativos y Operativos MON S.A. de C.V. is held for the benefit of the Company in the name of John McCluskey, president, chief executive officer and a director of the Company.

The Company has two inactive subsidiaries, Minas La Fortuna, SA de CV and Durango Fern Mines, SA de CV, which owns the La Fortuna Property in Durango, Mexico. The Company intends to sell both companies pursuant to a letter agreement dated November 1, 2005.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

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

On January 30, 2003, National Gold entered into a guarantee with H. Morgan & Company pursuant to which National Gold guaranteed (the "Guarantee") the repayment of a CDN$5.7 million loan ("the Loan") to Alamos Minerals, which loan proceeds were used to make payments under the Asset Purchase Agreement.  Further terms of the loan from H. Morgan & Company to Alamos Minerals are described under "Alamos Minerals (Predecessor of Alamos Gold Inc.) - Operations and Activities, 2002 - 2003".

On February 21, 2003, National Gold amalgamated with Alamos Minerals to form the Company, which resulted in the Company owning a 100% interest in the Salamandra Concessions.

Alamos Minerals Ltd. (Predecessor of Alamos Gold Inc.) - Operations and Activities, 2002 - 2003

During the years 2002 to 2003, Alamos Minerals was involved primarily in mineral exploration projects in Mexico.

On December 16, 2002, National Gold and Alamos Minerals entered into an Amalgamation Agreement pursuant to which the parties agreed to merge to form the Company on the basis of every two outstanding common shares of Alamos Minerals being exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were exchanged for one common share of the Company.

On January 31, 2003, Alamos Minerals obtained the Loan from H. Morgan & Company at a rate of 12% per annum. The proceeds of the Loan were used to make payments under the Asset Purchase Agreement relating to the Salamandra Concessions.  On December 30, 2004, the Loan was repaid in full and all security in respect of the Loan has been released.

On February 21, 2003, National Gold amalgamated with Alamos Minerals to form the Company, which resulted in the Company owning a 100% interest in the Salamandra Concessions.

The Company - Developments after the Amalgamation

On August 21, 2003, the Company completed a private placement of 8.5 million units of the Company at a price of CDN$1.45 per unit, each unit consisting of one common share and one half of one share purchase warrant with each whole warrant exercisable at a price of CDN $1.75 to purchase one additional common share of the Company.  The Company received net proceeds of approximately CDN$11,460,000 from the sale of the units.

On April 13, 2004, the Company completed a private placement of 10.0 million units at CDN$3.00 per unit, each unit consisting of one common share and one half of one share purchase warrant, each whole warrant exercisable to purchase one additional common share at CDN$3.50 per share for a period of two years.  The Company received net proceeds of approximately CDN$28,200,000 in connection with the private placement.

On May 27, 2004, the Company reached a new surface rights agreement (the "New Surface Agreement") with the Ejido.  The New Surface Agreement is required in order for the Company to hold surface rights for the development of certain mineral concessions on the Salamandra Concessions and enables the Company to locate the crushing plant, waste dumps, recovery plant, and heap leach pad sites.  The New Surface Agreement enables the Company to perform different mining works and activities and set up the infrastructure required for the Company's exploration and exploitation of the mining concessions. The New Surface Agreement, which was approved on May 27, 2004 by the Agrarian Court for the State of Sonora, supersedes the 1995 Surface Agreement. The Company is no longer bound by the 1995 Surface Agreement.

The New Surface Agreement provides, among other things, for the lease of 1,200 hectares of land for an initial term of eight years with an option to extend the term for a further ten years. If the 1,200 hectares of land are divided into parcels and the Ejido assign their rights to individual possessors of the land, the New Surface Agreement grants the right to Minas de Oro Nacional to negotiate either the purchase of the land or lease it from the individual possessors.

On May 27, 2004, the Company also entered into a settlement agreement (the "Settlement Agreement") with the Ejido, to settle two outstanding appeals by the Company to a legal action by the Ejido disputing the 1995 Surface Agreement, the annual surface rights lease payments due to them in respect of the Salamandra Concessions and the ability of the Company to reduce the annual lease payments.  The Settlement Agreement is binding on all members of the Ejido and precludes the Ejido, its lawyers, individual Ejidatarios or their legal representatives from commencing any legal action against Minas de Oro Nacional or the Company over land issues covered thereby.

On June 1, 2004, M3 Engineering finalized the 2004 Feasibility Study and on July 14, 2004, M3 Engineering completed the M3 July 14, 2004 Report whose main objective was to provide the Company with an independent opinion on the potential development of the Estrella Pit portion of the Mulatos deposit.

On June 21, 2004, the Company's common shares were listed and posted for trading on the TSX under the stock symbol "AGI" and were de-listed from trading on the TSXV.

On November 2, 2004, the Company closed a public offering of 10 million common shares at a purchase price of CDN$3.00 per share (including 2 million shares issued upon the exercise of the underwriters' over-allotment option) raising net proceeds to the Company of CDN$28.5 million.

On November 15, 2004, the Company reported that the Salamandra group of concessions had been increased by over 40  square kilometers to acquire additional strategic properties in the Mulatos district.  A key parcel was the acquisition of a 100% interest in the 1,672 hectare Puebla concession offered by the Consejo de Recuros Minerales (CONSEJO).  The Puebla concession is located 14 kilometers northwest of the Mulatos deposit and contains several highly altered and mineralized areas with geologic characteristics similar to those of the Mulatos deposit.  The Puebla concession had not been previously drill-tested. A concession covering the historic El Realito gold mine was also acquired in a separate transaction.  Total Alamos land holdings increased to 21,309 hectares, more than 5,000 hectares beyond the original land package acquired from Placer Dome.

On November 29, 2004, the Company announced the results of a 14-hole (2,235m) reverse circulation drilling program on its 100% owned El Realito project, located 14 kilometres northwest of the Mulatos deposit.  It was the first project drilled of nine defined target areas outside the immediate Mulatos deposit area, and the first drilling program completed on the El Realito property.  Nine of the fourteen holes drilled encountered significant intercepts of oxidized gold mineralization and they will require follow-up work by the Company.

The Company acquired a 17,500 tonne per day three-stage crushing plant from Kennecott Minerals Corporation for a purchase price of $1 million and certain other equipment in a separate transaction during the second and third fiscal quarters of 2004.

The Company has issued CDN$50 million aggregate principal amount of convertible unsecured subordinated debentures (the "Debentures") due February 15, 2010.  The Debentures bear interest at a rate of 5.5% per annum and may be convertible at the option of the holder into common shares of the Company at a conversion rate of 188.6792 common shares per CDN$1,000 principal amount of Debentures, or approximately CDN$5.30 per common share.  The Company received net proceeds of approximately CDN$48,250,000 in connection with the Debenture financing, of which CDN$2,848,000 was held in escrow for up to one year on account of interest payments payable in respect of the

Debentures. In August 2005 and February 2006, funds were disbursed from the escrow account to pay interest due to debenture holders. In February 2006, the Company funded the escrow account with CDN$2,750,000 to pay interest due in August 2006 and February 2007.

At the Company's annual and special meeting held on May 24, 2005, the shareholders of the Company elected Brian W. Penny and Mark Wayne to the Board of Directors and both were appointed to the Audit Committee of the Company.  Mr. Penny serves as chairman of the Audit Committee.  Mr. Wayne serves as chairman of the Corporate Governance Committee.

The Company announced that exploration drilling at Mina Vieja was completed in June 2005 with a total of 2,769 meters in 24 holes, and that drilling at El Salto in the first half of 2005 was conducted consisting of 54 drill holes. The Company plans to incorporate this drilling into a new reserve model, together with the existing proven and probable reserves within the Estrella Pit.

On July 25, 2005, the Company announced an important milestone in the construction of the Mine, the pouring of its first gold dore bar weighing in at 3.65 kg (117 ounces).  In addition to the gold pour, the Company reported that the power plant, the water and leaching systems and the gold recovery plant were undergoing commissioning and that the refurbished crusher and stacking systems were on site for final assembly and erection.

Effective July 27, 2005, the Company announced that it had completed a credit agreement with Standard Bank Plc ("Standard Bank"), whereby Standard Bank would provide the Company with an unsecured revolving credit facility for general corporate purposes in the amount of $10 million.  The term of the line of credit is for one year and may be extended in two one-year increments with the agreement of Standard Bank.  In conjunction with this transaction, the Company issued 350,000 common share purchase warrants with an exercise price of CDN$5.80 per share, exercisable for a two-year period beginning after the closing date. On February 7, 2006, the Company announced that Standard Bank agreed to increase the amount available to the Company under the line of credit to $16 million over the initial term of the facility.

In August 2005, the Company announced continued drifting through the Escondida/El Victor corridor to establish drill stations designed to extend proven and probable reserves and resources into this area. Drilling will continue into 2006; a resource/reserve update is planned.

On October 19, 2005, the Company announced that major components of the Mine were operational, including the carbon plant, mining and haulage equipment, personnel facilities accommodating 250 full-time employees and Phase I of the leach pad area.  The Company also reported the purchase of five and the financing of four additional 100-ton trucks. The trucks were acquired to supplement the contractors' equipment used in construction and to increase the operating capacity of the mine above the level originally contemplated in the feasibility study.

Effective November 1, 2005, the Company entered into a letter agreement with Morgain Minerals Inc. ("Morgain") to sell its La Fortuna property for five million common shares of Morgain. Closing of the transaction is subject to completion of due diligence and the signing of a definitive agreement.

The Company reported increased resources in the El Salto and Mina Vieja areas on November 7, 2005. The drill program undertaken during the year on these areas resulted in an increase of 188,000 contained measured and indicated mineral resource gold ounces compared to the 2004 resource estimate for the area, an increase of 55% and resulted in total measured and indicated resources of 527,000 ounces for the El Salto/Mina Vieja area.

On December 6, 2005, the Company announced that six surface reverse circulation holes drilled in the Escondida Hanging Wall ("EHW") Zone encountered very high grade to bonanza grade gold mineralization. Vertical hole 05EI034  intersected 28.97 meters of 70.96 g/t Au, including 9.14 meters of 198.9 g/t Au. The EHW Zone is located 500 meters northeast of the Estrella Pit.

On December 15, 2005 the Company announced that its Board of Directors had accepted the resignation of Edward J. (Ted) Reeve as a director, effective December 14, 2005.

On January 5, 2006, Royal Gold announced that it had acquired the 30% interest held by Kennecott in the Royalty.

On January 16, 2006, the Company announced that additional high-grade gold intervals were encountered in drill holes completed at Escondida, expanding the known extent of the EHW Zone. These intervals were consistent with the previous drill holes at Escondida, reflecting coarse native gold occurring with barite and veinlets and within vugs in fractured and brecciated silica alteration. The high-grade zone is stratiform and occurs hanging wall to the lower grade portion of the Escondida deposit. Assay results from drill holes combined with three isolated higher grade holes previously drilled delineated an area approximately 140 meters long by 70 meters. Results were updated again on March 15, 2006.

On February 13, 2006 the Company reported that Phase I development of the Mine was complete following successful commissioning of the three-stage crusher and conveying system. Fine crushed ore was being delivered adjacent  to the leach pad at a rate of 7,000 tonnes per day, supplemented with run-of-mine (uncrushed) ore.

Significant Acquisitions

The Company has made no significant acquisitions during the last financial year ended December 31, 2005.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is a gold mining and exploration company engaged in exploration, mine development, and the mining and extraction of precious metals, primarily gold. The Company's primary asset is the Mulatos Mine (the "Mine") and its 21,300 hectares of concessions within the Salamandra Concessions in the state of Sonora, Mexico, acquired on February 21, 2003, by way of amalgamation of National Gold and Alamos Minerals.

The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations.  Depending on the price of minerals discovered and potentially mined, the Company may determine that it is neither profitable nor competitive to acquire or develop properties, or to continue mining activities.

The Mulatos Project

The Salamandra Concessions, the Company's principal asset, are located in the State of Sonora, Mexico. The Mulatos Deposit located on the Salamandra Concessions has been developed into a gold mine.  Mineral rights for all concessions comprising the Salamandra Concessions are controlled by Minas de Oro Nacional, S.A. de C.V. ("Minas de Oro Nacional"), a Mexican company wholly owned by the Company.

The Salamandra Concessions are subject to the Placer Kennecott Royalty.

On June 1, 2004, M3 Engineering, the Company's independent consultants, completed the 2004 Feasibility Study entitled "Mulatos Feasibility Study Phase One - Estrella Pit" whose main objective of providing the Company with an independent opinion regarding the potential development of the Estrella Pit portion of the Mulatos deposit. The 2004 Feasibility Study recommended a development decision for the Estrella Pit portion of the Mulatos deposit. Under the 2004 Feasibility Study, the recommended first phase of the Mulatos Deposit development involves the Estrella Pit, which contains estimated proven and probable reserves of 36.4 million tonnes at a grade of 1.64 grams of gold per tonne, representing approximately 2 million contained ounces of gold from which the Company expects to recover 1.4 million ounces in an open pit heap leach operation.  The Estrella Pit has a projected mine life of 10.5 years with 114,000 ounces of gold production in the first year at a cash operating cost of $187 per ounce.

See "Narrative Description of the Business - The Salamandra Concessions" and the Engineering Report by M3 Engineering entitled "Technical Report - The Estrella Pit Development Mulatos, Sonora, Mexico" dated June 17, 2004 (as revised on July 14, 2004), which provides additional details concerning the Salamandra Concessions and summarizes the results of the 2004 Feasibility Study.  The report is available under the Company's profile at www.sedar.com.

Uses of Gold

Product fabrication and bullion investment are the two principal uses of gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewellery. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Sales and Refining

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Because there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer.

The Company's gold production is currently refined to market delivery standards by Met-Mex Penoles S.A. de C.V. ("Penoles") at a refinery in Mexico.  The Company believes that, because of the availability of alternative refiners, no material adverse effect would result if the Company lost the services of the Penoles refinery.

Employees

As of December 31, 2005, the Company had 10 full time employees (or staff under a contract for services directly with the Company), six of whom are based in Toronto and four of whom are based in Mexico.  The Company has also contracted for additional full-time or part-time workers during the fiscal year ended December 31, 2005 by engaging a third-party service company in Mexico to provide other labour-related services for operations at the Salamandra Concessions  or at the administrative offices in Mexico. In 2006, the Company plans to increase the number of people providing labour-related services to approximately 340 workers, who are currently under contract with the existing third-party service company in Mexico, through its new subsidiary, Servicio Administrativos y Operativos MON, SA de CV. The Company has sourced most of its labour pool, including skilled mining personnel from the state of Sonora in Mexico. Competition for highly qualified miners has become intense as more mines are being brought into production  in the area and worldwide.

Risk Factors

The financing, exploration and development of any of the Company's properties is subject to a number of factors, including the price of gold, laws and regulations, political conditions, currency fluctuations, the hiring of qualified people and obtaining necessary services in jurisdictions where the Company operates.  The current trends relating to these factors are favourable but could change at any time and negatively affect the company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

The Company's properties are located in Mexico and are subject to changes in political conditions and regulations in that country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities.  The Company's operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by SEMARNAP, Mexico's environmental protection agency; the Mexican Mining Law; the regulations of the Comision Nacional del Agua with respect to water rights.  Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.  The Company's mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the activities of the Company or the maintenance of its properties.  Operations may also be affected in varying degrees by governmental regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.  Mexico's status as a developing country may make it more difficult for the Company to attract investors or to obtain any required financing for its mining projects.

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines

Unusual or unexpected formations,  power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has relied on and may continue to rely on consultants and others for mine operating and exploration expertise.  Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining, processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development.  The economics of developing gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, import and export of minerals and environmental protection. Properties on which mineral reserves are not found are discarded, causing the Company to sustain a loss of prior expenditures.

Estimates of mineral reserves and resources may not be realized

The mineral reserves and resources estimates contained or incorporated by reference in this AIF are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things.  Short-term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations.  There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.  Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering.  The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards.  If, however, the work conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

Problems with title to mineral properties could have a negative impact on the Company's future operations

The acquisition of the right to exploit mineral properties is a detailed and time-consuming process.  Although the Company is satisfied that it has taken reasonable measures to ensure an unencumbered right to exploit the Salamandra Concessions, no assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company.

The Company has entered into the New Surface Agreement with the Mulatos Ejido and has entered into agreements to purchase all the surface rights covered by that agreement from the individual Ejido members to whom those rights have been assigned, and the transfers of title to these surface rights are registered under Mexican law.  Approximately 1,200 hectares are covered by this agreement, and another 200 hectares are currently leased from the Ejido. Title to these properties is registered in the Company's name. Should the Company require additional rights, the Company cannot be certain of acquiring and enjoying undisputed rights to the surface rights.

Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company's operations in Mexico may be difficult

The Company's principal asset is the Mulatos Mine within the Salamandra Concessions in Mexico, a developing country, and it may be difficult for the Company to obtain the necessary financing for its planned exploration or mining activities in Mexico.  The Company also hires some of its employees or consultants in Mexico to assist it in conducting its operations in accordance with  Mexican laws.  The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans.  It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

Inability of the Company to comply with all Mexican laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities on the Salamandra Concessions

The Company's mining, exploration and development activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.  Specifically, the Company's activities in relation to its Mine and exploration and development areas within the Salamandra Concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comision Nacional del Aqua ("CNA"), which regulates water rights, and Mexican mining law.  A number of other approvals, licences and permits are required for various aspects of mine development, the most significant of which, other than SEMARNAP approval, are water extraction permits from the Rio Mulatos and blasting permits, issued by the Mexican Army, to purchase, store and use explosives.  Maintaining the necessary permits is critical to the Company's business.  The Company has obtained a blasting permit and the approval of the CNA of an agreement to acquire surface water rights.  The Company is uncertain whether all necessary permits will be maintained on acceptable terms or in a timely manner.  Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the Salamandra Concessions or on any other projects incurred in which the Company becomes involved.  Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties or other liabilities.

The Company's activities are subject to environmental regulations

The operations of the Company are subject to environmental regulations promulgated by governmental agencies from time to time.  Specifically, the Company's activities related to the Salamandra Concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico.  Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submission to SEMARNAP.  Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which results in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving resulting in stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The volatility of the price of gold could have a negative impact on the Company's future operations

The profitable operation of the Company's Mulatos Mine and the commercial feasibility of the Company's exploration and developmental properties is dependent on the price of gold and other precious metals.  The price of gold may also have a significant influence on the market price of the Company's common shares and the value of the Company's properties.  A reduction in the price of gold may prevent the Company's properties from being mined in an economic manner or result in the writeoff of assets whose value is impaired as a result of low gold prices.

The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold-producing countries throughout the world.  The price of gold has increased significantly in the past several years. As of December 31, 2005, the London PM Gold fix closing price for gold was US$513.00 per ounce.  The following table sets forth the approximate average of the daily London PM Gold fix closing price during the calendar periods indicated:

Year ended December 31	2005	2004	2003
Gold (US$ per ounce)	$444	$409	$364

The Company is in competition with other mining companies that have greater resources and experience

The Company's business is intensely competitive, and it competes with other mining companies, many of which have greater resources and experience.  Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically; for technical expertise to find, develop, and mine such properties; for the labour to operate the properties; and for the capital to finance development of such properties.  Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis and some companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.  The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operation and business.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company

The Company's functional and reporting currency is the United States dollar, which has been subject to recent fluctuations.  The Company's operations are located in Mexico and many of its expenditures and obligations are in Mexican pesos.  The Company maintains its principal office in Canada, maintains cash accounts in U.S. and Canadian dollars and has obligations in both U.S. and Canadian dollars. Specifically, the Company's convertible debenture is denominated in Canadian dollars. The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.7854 and US$0.8754 for one Canadian dollar in 2005 and between US$0.7156 and US$0.8491for one Canadian dollar in 2004.  As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company.

The Company is dependent on key personnel and the absence of any of these individuals could have a significantly negative effect on the Company

The Company strongly depends on the business and technical expertise of its management and key personnel.  This dependence is likely to decrease in the near term.  As the Company's operations expand, additional general management resources will be required, especially as the Company encounters risks that are inherent in doing business in several countries.  The Company is dependent, in particular, on its president and chief executive officer, John McCluskey and its chief operating officer, John Van De Beuken.  Key man life insurance is not in place on Messrs. McCluskey or Van De Beuken.  If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

Substantially of the Company's assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company's assets located outside  Canada.

The Salamandra Concessions

Incorporated by reference into this AIF as indicated below are certain sections of items 6, 7, 8, 9, 11-16, 19, 22 and 25 of the M3 July 14, 2004 Report entitled "Technical Report - The Estrella Pit Development Mulatos Sonora Mexico" dated June 17, 2004 (as revised on July 14, 2004) which provide more details concerning the Salamandra Concessions in addition to the information set out below.

The following section entitled "Summary" is "Item 3 - Summary" taken from the M3 July 14, 2004 Report, and includes notes providing updates where applicable.

Summary

Location

The Salamandra Concessions, which encompass a total of approximately 19,634(1) hectares, are located in the Sierra Madre Occidental mountain range in the east central portion of the State of Sonora, Mexico.  The property is located approximately 220 km by air east of the city of Hermosillo, and 300-km south of the United States border.

(1)

Since the date of the M3 July 14, 2004 Report, the Company has acquired the 1,672 ha Puebla concession and the Salamandra Concessions now encompass a total area of approximately 21,300 ha.

Ownership

The Salamandra Concessions consist of the Mulatos deposit and nine satellite gold systems known as El Halcon, La Yaqui, Puebla, Los Bajios, El Jaspe, Cerro Pelon, El Victor/San Carlos, La Dura, and El Carricito.  Mineral rights for all concessions comprising the Salamandra Concessions are controlled by Minas de Oro Nacional S.A. de C.V., a Mexican company, wholly-owned by Alamos Gold Inc. a British Columbia corporation.  A net smelter return royalty (i.e., the Placer Kennecott Royalty) is also due to the Placer Dome/Kennecott consortium on the first 2,000,000 ounces of production.(1) (2)

(1)

Since the date of the M3 July 14, 2004 Report, the Salamandra Concessions now consist of nine satellite systems with the acquisition of a concession covering the El Realito zone.

(2)

On January 5, 2006, Royal Gold acquired Kennecott's 30% interest in the Royalty. On January 20, 2006, Barrick Gold Corporation acquired a majority of the shares of Placer Dome Inc.

Geology

The Salamandra mineral deposits are large epithermal, high-sulfidation, disseminated, gold deposits hosted within a mid-Tertiary dacitic dome complexes.  Gold mineralization is closely associated with silicic alteration within extensive areas of argillic and advanced argillic alteration.  The Mulatos deposit is composed of the contiguous Estrella, El Salto, Mina Vieja, and Puerto del Aire resource areas, and is the only economic mineralization delineated to date.  The Escondida deposit is the faulted extension of the Mina Vieja/El Salto mineralization and is believed to be continuous to the northeast with the Gap, and the El Victor/San Carlos mineralized areas.

Mineralized Resources

The exploration programs completed by Alamos, Placer Dome, Kennecott and Minera Real de Angles have delineated measured and indicated resources of 62.2 million tonnes @ 1.51 grams per tonne Au and 0.6 grams per metric tonne Ag, totalling 3,020,000 ounces of gold and a small amount of silver.

These resources are contained in the Estrella, Mina Vieja and Escondida areas only of the Mulatos deposit. The  Gap, El Victor and San Carlos portions are not included in the determination of resources.  The area is similar to the Placer/ M3 studies of 1997 and 2000.  The resource model is more conservative than the Placer Dome model.

Exploration Potential

In addition to the Mulatos/El Victor zones, the nine satellite systems have known gold mineralization with varying levels of exploration investigation. (1)

1.

El Halcon:  Drill indicated resources

2.

La Yaqui:  Drill indicated resources

3.

Los Bajios:  Drill tested exploration target; exploration in progress (2)

4.

El Jaspe: Drill tested exploration target (2)

5.

Cerro Pelon:  Geochemical anomaly not drill tested

6.

El Victor/San Carlos:  Former producer

7.

Puebla: Untested target

8.

El Carricito:  Untested exploration target

9.

El Realito: Drill-tested exploration target

(1)

Since the date of the M3 July 14, 2004 Report, the Salamandra Concessions now consist of nine satellite systems with the acquisition of a concession covering the El Realito zone.

(2)

Since the date of the M3 July 14, 2004 Report, the El Jaspe, Los Bajios and El Realito have been drill tested, the results of which were encouraging and will require follow-up work by the Company. The Company also made a high-grade discovery at Escondida known as the Escondida High Grade Zone with more than 52 holes drilled to date (4,827 meters).

Metallurgy

The Mulatos deposit and surrounding deposits are amenable to cyanidation and heap leaching, as determined by lab scale testing.  Mineralized material varies from pure oxide to pure sulfide, with gold recovery typically decreasing from 90% to 55% as material grades from oxide to sulfide.  The average recovery is estimated to be between 72% and 74% for the Estrella Pit.  Applying the modified recovery formulas to the block model has resulted in an estimated average recovery of 72.9%.

Estrella Pit Development

M3 has completed a Technical Report Entitled "The Estrella Pit Resource and Reserves" dated May 19, 2004, for Alamos Gold Inc. On June 1, 2004, M3 published the 2004 Feasibility Study for Alamos at a production rate of 10,000 tonnes per day to a heap leach pad based on 350 operating days per year.

Significant statistics found in the 2004 Feasibility Study are:

(Note: updates are provided based on current data for non-commercial operations; results for commercial operations, expected later in 2006, may differ from feasibility and non-commercial operations).

Ore Reserve

ESTRELLA PIT ONLY - Mina Vieja and Escondida areas not included

The previously reported sum of the proven and probable open pit reserve was 37.5 Mt @ 1.61 g/t Au using an internal cut-off grade that varies by ore type from 0.34 g/t in the oxide to 0.63 g/t in the silicified ore type.

A mine production schedule has been developed with an elevated cut-off grade strategy in the early years.  This approach improves the cash flow of the project.  There is no stockpiling of the low grade currently planned.  The sum of the mine plan reserve is:

Proven Reserve	7.3 Mt @ 1.84 g/t Au
Probable Reserve	29.1 Mt @ 1.59 g/t Au
Total:	36.4 Mt @ 1.64 g/t Au

Production Quantities

Mining Method	Open Pit
Waste: Ore Ratio	1.42:1
Total Material Moved	87.9 Mt

Ore Processing Method	Crushed Heap Leach, 80% minus 9.5mm (3/8 inch)
Processing Rate	10,000 t/d
Gold Recovery	72.9%

Metal Production

Gold	1,396,083 oz
Silver, gold equivalent	12,830 oz (748,388 oz Ag)
Total gold equivalent	1,408,901 oz
Production Life	10.5 years

Prices (In US Dollars)

Gold Price	$350/oz
Silver Price	$6.00/oz
Exchange Rate	NP$10 - US$1.00

Capital Cost (In US Dollars)

Initial Capital Cost	$72,264,000
Sustaining Capital	$10,284,000

Project Economics with 50% Alamos Equity *

Net Present Value (NPV) at 0%	$90,758,350
Net Present Value (NPV) at 7%	$45,530,616
Net Present Value (NPV) at 10%	$32,794,204
Internal Rate of Return:	23.3%

*The Company has proceeded on the basis of a 100% equity contribution to date for project-specific financing. Proceeds of a CDN$50 million debenture may be used to fund project expenditures.  Accordingly, the project economics based on 50% equity contribution by Alamos described in the M3 July 14, 2004 Report does not currently apply.

Cash Operating Cost $174.50/oz(1)
Total Cost $239.20/oz(2)
Operating Cost $6.54/tonne(1)
(1) Excluding property tax, Ejido payment, reclamation and closure bond fee and costs, and depreciation (2) Total Cost includes items in footnote (1) above

The Project Economics assume:

•

50% equity contributed by Alamos

•

All Mexican labour is subcontracted

•

After Mexican Taxes

•

The Salamandra Concessions acquired pursuant to the Asset Purchase Agreement are subject to a Royalty for Technical Expertise Agreement dated March 23, 2001, between Minas de Oro Nacional and Minera San Augusto (the "RTE Agreement").  Pursuant to the RTE Agreement, the Company is obliged to pay to Tenedoramex and Kennecott, as assignees, the Placer Kennecott Royalty. After the feasibility study, Royal Gold acquired Kennecott's 30% interest in the Placer Kennecott Royalty.

Environmental

Acid rock drainage potential has been identified.  Measures to prevent acid rock drainage have been incorporated.

Mexican norms, World Bank Guidelines and "Equatorial Principles" have been followed.

Social Issues

The nearby village of Mulatos should be largely protected from noise, dust, vibration and fly rock by the Mina Vieja outcrop, which will not be mined at this stage.  Money is provided for the installation of water, sewer and power to the village.

Property Description and Location

The Salamandra Concessions are located in the Sierra Madre Occidental mountain range in the east central portion of the state of Sonora, Mexico.  The Company controls several large concessions, which are located mostly to the west of the Mulatos deposit.  A total of 21,300 hectares of mineral concessions are controlled by the Company. The above areas were awarded by the Mexican Department of Economy Direcion General of Mines ("SEMARNAP").  The property is approximately 220 km by air east of the city of Hermosillo, and 300 km south of the United States border.

Surface Rights

Surface rights in the exploitation area are held both privately and by the Mexican government through the Mulatos Ejido. On May 27, 2004, the Company through its Mexican subsidiary Minas de Oro Nacional reached the New Surface Agreement with the Ejido.  The New Surface Agreement is required for the Company to hold surface rights for the development of certain mineral concessions on the Salamandra Concessions and enables the Company to locate the crushing plant, waste dumps, recovery plant, and heap leach pad sites at the Salamandra Concessions.  The New Surface Agreement enables Minas de Oro Nacional to perform different mining works and activities and to set up the infrastructure required for the Company's exploration and exploitation of the mining concessions. The New Surface Agreement, which was approved on May 27, 2004, by the Agrarian Court for the State of Sonora, supersedes the 1995 Surface Agreement.

The New Surface Agreement provides, among other things, for the lease of 1,200 hectares of land for an initial term of eight years with an option to extend the term for further ten years.  If the 1,200 hectares of land were to be divided into parcels and the Ejido assign its rights to individual possessors of the land, the New Surface Agreement grants the right to Minas de Oro Nacional to negotiate for the purchase of this land from or negotiate a lease with the individual possessors.

This has been accomplished with approximately 200 hectares held under the temporary occupation agreement as described above and an additional 1200 hectares held as the private property of Minas de Oro Nacional.

On May 27, 2004 the Company also entered into a settlement agreement (the "Settlement Agreement") with the Ejido, to settle two outstanding appeals by the Company to a legal action by the Ejido disputing the 1995 Surface Agreement, the annual surface rights lease payments due to them in respect of the Salamandra Concessions and the ability of the Company to reduce the annual lease payments.  The Settlement Agreement is binding on all members of the Ejido and precludes the Ejido, its lawyers, individual Ejidatarios or their legal representatives from commencing any legal action against Minas de Oro Nacional or the Company over land issues covered thereby.

That part of the Salamandra Concessions acquired in the Asset Purchase Agreement are subject to the Placer Kennecott Royalty.

Additional information concerning the description and location of the Salamandra Concessions are set out in the section entitled "Item 6 - Property Description and Location" of the M3 July 14, 2004 Report, which section is incorporated by reference into this AIF.

Environmental Liabilities

The Company complies with all environmental obligations set out in its mining plan, including eventual rehabilitation of mine roads, dumps and heap leach pad. The Company has recorded a future liability of $2.1 million which it expects to pay out during the course of mining and on closure.

Permits

The Company is permitted to mine its reserves and has obtained the required surface rights to carry on its mining and processing operation. The Company obtains from time to time additional temporary surface rights to explore other targets within Salamandra.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Information concerning the accessibility, climate, local resources, infrastructure and physiography of the Salamandra Concessions  are set out in the section entitled " Item 7 - Accessibility, Climate, Local Resources, Infrastructure and Physiography" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

History

Information concerning the history of the Salamandra Concessions is set out in the section entitled "Item 8 - History" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Geologic Setting

Details of the geologic setting of the Salamandra concessions are set out in the section entitled "Item 9 - Geological Setting" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Exploration

Information concerning the exploration of the Salamandra Concessions is set out in the section entitled "Item 12 -Exploration" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.  Since the date of the M3 July 14, 2004 Report, the Company has added the El Realito satellite system and has drill tested Los Bajios and El Realito, the results of which were encouraging and will require follow-up work by the Company.

Mineralization

Information concerning the mineralization of the Salamandra Concessions is set out in the section entitled "Item 11- Mineralization" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Drilling

Information concerning the drilling of the Salamandra Concessions is set out in the section entitled "Item 13 -Drilling" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.  The results of additional drilling conducted since the M3 July 14, 2004 Report are described elsewhere in this AIF.

Sampling Method and Approach

Information concerning the sampling method and approach of the Salamandra Concessions is set out in the section entitled "Item 14 -Sampling Method and Approach" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Sample Preparation, Analysis and Security

Information concerning the sample preparation, analysis and security of the Salamandra Concessions is set out in the section entitled  "Item 15 - Sample Preparation, Analysis and Security" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Data Verification

Information concerning the data verification of the Salamandra Concessions is set out in the section entitled "Item 16 -Data Verification" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

Mineral Resource and Mineral Reserve Estimates

Information concerning the mineral resource and mineral reserve estimates of the Salamandra Concessions is set out in the section entitled "Item 19 - Mineral Resource and Mineral Reserve Estimates" of the M3 July 14, 2004 Report which section is incorporated by reference into this AIF.

In 2005, the Company mined 889,000 tonnes of ore at an average grade of 1.52 grams per tonne for 43,000 contained ounces of  gold, and 3,262,000 tonnes of waste. During the year the Company recovered 7,647 ounces of gold from the heap.

The Company plans to update its proven and probable reserves and resources in the second quarter 2006 to incorporate additional definition drilling adjacent to the Estrella pit at El Salto/Mina Vieja.

Mining Operations

Construction of the Mine began in 2004 and was essentially completed in January 2006 at a cost of approximately $74 million, although about $2.5 million of budgeted construction was deferred to the 2006 capital budget, and final settlement with contractors is being finalized.  An expansion budget was approved for $20 million to take the operation to 15,000 tonnes of ore per day.  Approximately $10 million of this expansion budget was spent in 2005. The Company does not yet have sufficient operating experience to update all the parameters outlined in the feasibility study.

The Mine began operations in 2005 as a run-of-mine conventional open-pit heap-leach operation with a gold recovery plant consisting of a carbon-in-column circuit. Although the feasibility plan called for a 10,000 tonne of ore per day crushing operation, the Company sized the major components of the Mine, including the crusher/conveyor and the gold recovery plant, to handle a mining and processing operation with a capacity in excess of 15,000 tonnes per day. The Company acquired additional haul trucks and is acquiring additional loaders to accommodate this additional tonnage. In

2005, the Company began operation on a pre-commercial run-of-mine basis until the crusher was commissioned in January 2006. Although not contemplated in the feasibility study, the Company operated temporarily on a run-of-mine basis to take advantage of the gold price, which was significantly higher than the price at which the feasibility study was conducted. The Company produced 7,647 ounces of gold in 2005, before final refinery settlements. Gold is produced on site as dore containing approximately 70-80% gold by weight. The dore is sent to a refinery for final processing prior to sale. Processing chemicals and materials are readily available as is diesel fuel, however, the cost of these products delivered to the site has increased from the feasibility levels. Cash operating costs are expected to be in the range of $210 to $225 per ounce sold in 2006 as commercial levels of operation are attained, excluding royalties, compared with a life-of-mine average of $174 in the feasibility study. Operating costs in the pre-commercial period are expected to be higher than that range, mainly because of lower planned gold recovery from uncrushed ore. Unit operating costs can be affected by mine operating efficiencies, the waste-to-ore ratio, the cost of mining and processing materials, labour costs, the grade of ore mined and recoveries achieved. Certain costs such as lime, cyanide and diesel fuel, have increased in price substantially since the feasibility study was prepared and will add to production costs if such prices remain high.

The Mine operates 365 days a year; daily production may be affected to some extent by adverse weather, but it would be unusual for adverse weather to cause complete mine stoppage for an extended period. The Company has acquired the surface rights necessary to carry on its current operations, but may be required to secure additional rights should the Company mine outside its currently permitted concessions. The Company currently complies with all relevant environmental laws.

Refined gold is sold to several counterparties at market prices. Gold sales for 2005 amounted to US$2.7 million. There were no sales in 2004. The Company's product, gold and to a lesser extent, silver, is sold to several qualified counterparties for a price that is readily quoted and fluctuates daily. The Company can sell all its refined metal at the quoted price or contract for a fixed price for future delivery. The Company does not have any long-term sales contracts, but does have bank non-margin facilities to do so, and it reconsiders its sales practice from time to time based on expectations of the future price of gold. The London PM gold fix price as at March 21, 2006 was $547.50 per ounce.

At the feasibility mining rate of 10,000 tonnes of ore per day, the Mine had a life of approximately 10 years. With the increase in the mining and processing rate planned, the mine life would be approximately 6.5 years; however, the Company expects to increase proven and probable reserves, based on known mineralization contiguous to the existing Estrella Pit, which may extend the mine life. Based on the feasibility study, the payback period of capital after startup was 3.7 years on a pre-tax basis after initial capital expenditures are made at $350 per ounce gold. Given higher realized gold prices partially offset by higher expected operating costs, and considering taxes, the expected payback period is expected to be between two and three years after startup.

The Mine had not achieved commercial production at December 31, 2005. In a heap leach gold operation it is necessary to stack sufficient quantities of ore on the leach pad to obtain a high sustained rate of gold recovery in solution. This typically takes many months depending on the nature of the ore being leached. At March 21, 2006, the production from the Mine was approaching levels that could be considered commercial. This level was achieved through a combination of crushed ore and run-of-mine ore. Throughput from the crusher has not yet averaged the consecutive daily levels required to achieve 60% of the desired throughput of 15,000 tonnes per day. The Company expects that this throughput will be achieved following a further period of commissioning and staff training.

Reserve values have not been updated since the feasibility study.  Approximately 0.8 million tonnes of ore at a grade of 1.52 g/t and 4.9 million tonnes of waste were mined in 2005. Bench reconciliations for mined ore have a close correlation with the mine plan.

Planned Exploration on the Salamandra Concessions

The Company currently has six drill rigs on site: two reverse circulation rigs are drilling at its El Realito and Escondida Hanging Wall Zone (EHW) discovery; two underground rigs are drilling at Escondida and one at El Victor; and one core rig is drilling at the EHW Zone with large-diameter core for metallurgical work. The Company plans to complete its drifting and underground drilling at Escondida and El Victor to expand resources and convert resources into proven and probable reserves. The Company plans to continue a Phase II drill program at El Realito to drill test a large soil gold anomaly north of the historic mine workings. The Company plans additional drill holes at West Bajios to test thick silica alteration. Follow-up drilling is also planned at the El Jaspe target. The 2006 exploration and development budget is $6.5 million.

Other Properties of the Company

The Company, through its inactive subsidiaries, Durango and La Fortuna, also owns a 100% interest in the La Fortuna property in the State of Durango, Mexico, which is comprised of three mineral concessions and covers approximately 606 hectares.  Alamos Minerals did not conduct any exploration work on this property after 1998, and during its fiscal year ended December 31, 2000, Alamos Minerals reduced the size of its property interest in the La Fortuna property to its current size of 606 hectares allowing certain mining claims to lapse.  Accordingly, Alamos Minerals wrote down the value of the La Fortuna property to $1 million.  The Company has no current intention to conduct further exploration work on this property and has entered into a letter agreement with Morgain Minerals Limited to sell the La Fortuna property for consideration valued at approximately $2 million.

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

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company's authorized capital consists of one class of common shares without par value (the "common shares").  The Company is authorized to issue an unlimited number of common shares.  Each common share is entitled to one vote.  As at December 31, 2005, a total of 77,466,118 common shares were issued and outstanding.

All of the Company's common shares are of the same class and rank equally as to voting rights, dividends and participation in assets of the Company on windingup or dissolution.  There are no pre-emptive rights or conversion rights, and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, however the Company's articles provide that the Company may, if authorized by a resolution of the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution and subject to the Business Corporations Act (British Columbia).  Provisions as to creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia).

Subject to the provisions of the Business Corporations Act (British Columbia), the board of directors of the Company may declare dividends payable to the Company's shareholders according to their respective rights and interest in the Company. Dividends may be paid in money or property or by issuing fully paid common shares of the Company.  See "Dividends".

Warrants

At December 31, 2005, the Company had 4,754,300 common share purchase warrants outstanding. Of the warrants outstanding, 4,404,300 are exercisable at CDN$3.50 and expire on April 8, 2006; 350,000 are exercisable at CDN$5.80 and expire on July 21, 2007.

Debentures

Summary of Terms and Conditions

The Company has issued CDN$50 million aggregate principal amount of convertible unsecured subordinated debentures (the "Debentures") due February 15, 2010.  The Debentures bear interest at an annual rate of 5.50%, payable semi-annually on February 15 and August 15 of each year, and are convertible at the option of the holder at any time before to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of approximately CDN$5.30 per Common Share, which is equivalent to 188.6792 common shares for each CDN$1,000 principal amount of Debentures, subject to adjustment in certain circumstances.  The Debentures are governed by the provisions of the Indenture between the Company and Pacific Corporate Trust Company (the "Trustee") dated February 2, 2005. After December 31, 2005, CDN$25,000 in debentures were converted to common shares of the Company.

Adjustment of Conversion Price

The Indenture provides for the adjustment of the conversion price upon certain events, including, (i) the subdivision or consolidation of the outstanding common shares, (ii) the distribution by the Company of Common Shares or other securities by a stock dividend or otherwise, and (iii) the distribution of rights, options or warrants to all or substantially all of the holders of Common Shares rights entitling such holders to purchase Common Shares at a certain discount from the market price in certain circumstances.

Optional Redemption

The Debentures are not redeemable prior to February 15, 2008. On and after February 15, 2008, the Debentures may be redeemed at the option of the Company, in whole at any time or in part from time to time, on not more than 60 days and not less than 30 days prior notice at a redemption price equal to their principal amount plus accrued and unpaid interest thereon up to, but excluding the Redemption Date, if any, provided that the Weighted Average Trading Price of the Common Shares on a Recognized Stock Exchange for the 20 consecutive Trading Days ending five Trading Days before the date on which notice of redemption is at least 125% of the Conversion Price.

In the case of redemption of less than all the Debentures, the Debentures to be redeemed will be selected by the Trustee on a pro rata basis or in such other manner as the Trustee deems equitable, subject to regulatory approvals.

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

Change of Control

Upon a Change of Control, the Company must commence, within 30 days of the occurrence of the Change of Control, an Offer to Purchase for all Debentures then outstanding. The Offer to Purchase shall be made at a purchase price equal to

101% of the principal amount of the Debentures, plus accrued and unpaid interest thereon, if any, up to but excluding the date set for the completion of the Offer to Purchase (the "Payment Date"). The Company shall be required to accept for purchase and to pay for all Debentures properly tendered on the date 30 days after the delivery of the Offer to Purchase.

Upon a Change of Control resulting from a transaction in respect of which the consideration for common shares is or can be received Partially in Cash (a "Cash Transaction") holders of the Debentures may prior to completion of the Offer to Purchase for all Debentures, elect to convert their Debentures and receive, in addition to the number of common shares to which they otherwise would have been entitled, an additional number of common shares ("Additional Shares") which will vary depending upon the Effective Date and the Common Share Price.

The following terms used above have the following meanings:

"Change of Control" means the acquisition of voting control or direction over at least 66 2/3% of the aggregate voting rights attached to the Common shares then outstanding.

"Common Share Price" means the per common share consideration paid to holders of common shares in respect of the Cash Transaction.

"Effective Date" means the date on which the Cash Transaction has become or been declared unconditional in all respects and the Company becomes aware that the right to cast more than 66 2/3% of the votes that may ordinarily be cast on a poll at a general meeting of the shareholders has or will become unconditionally vested in the offeror and/or any associate(s) of the offeror.

"Offer to Purchase" means an offer to purchase in cash Debentures by the Company from the holders of Debentures commenced by mailing a notice to the Trustee and the Trustee mailing a notice and each holder specifying the material terms of the Offer to Purchase and any other information required in such notice by the Indenture.

"Partially in Cash" means 10% or more of the fair market value of the consideration for common shares and consists of (i) cash (ii) other property or equities that are not traded or scheduled to be traded immediately following such transaction on a Recognized Stock Exchange.

Payment of Principal upon Redemption or Maturity

The Company may at its option, provided that no event of default (as described in the Trust Indenture) has occurred and no default is continuing at such time, and subject to receiving all applicable regulatory approvals, elect to satisfy its obligations to pay the outstanding principal amount of the Debentures upon redemption for any reason or on the Maturity Date by issuing and delivering to the holder, for each CDN$1,000 principal amount of Debentures, that number of fully paid, non-assessable and freely tradable obtained by dividing the principal amount by 95% of the Weighted Average Trading Price of the common shares on a Recognized Stock Exchange for the 20 consecutive Trading Days ending five Trading Days before the date set for redemption or the Maturity Date, as applicable (the "Share Payment Right").  To exercise the Share Payment Right, the Company must give not less than 40 days and not more than 60 days prior notice of such election to the Trustee and the affected holders.

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

Bank Debt

The Company entered into an agreement with Standard Bank Plc to provide a $10 million line of credit facility. Interest is charged at a rate of 2.75% above the London Inter-Bank Offered Rate for the drawn portion, and 0.75% for the undrawn portion. At December 31, 2005, $3 million was drawn down for a three-month period, subsequently extended for an additional three months. In January 2006, an additional $3 million was drawn down for a three-month period. In February 2006 the credit facility was increased to $16 million.

Capital Lease Obligations

The Company has $4.8 million in five-year capital leases. Interest is charged at a rate of LIBOR plus 4.1%. The Company is entitled to prepay the leases before maturity.

MARKET FOR SECURITIES

The Company's common shares are listed on the TSX under the trading symbol "AGI".

Trading Price and Volume

The following table sets out the monthly low and high trading prices and the monthly volume of trading of the common shares of the Company on the TSX for the financial year ended December 31, 2005:

2005	Low ($CDN)	High ($CDN)	Volume
January	3.30	4.06	8,514,900
February	3.42	4.06	6,965,500
March	3.34	4.36	4,743,600
April	3.26	3.85	2,535,900
May	3.32	3.90	3,920,800
June	3.50	4.28	6,963,000
July	4.02	4.85	3,779,000
August	4.05	4.70	4,035,900
September	4.15	5.10	4,113,400
October	4.30	5.03	1,008,000
November	4.24	5.00	8,539,100
December	4.60	6.75	16,378,700

The Company's Debentures are listed on the TSX under the trading symbol "AGI.DB".

The following table sets out the monthly low and high trading price and the monthly volume of trading of the Debentures of the Company on the TSX since February 2, 2005, the day the Debentures were listed for trading on the TSX:

2005	Low ($CDN)	High ($CDN)	Volume
February 2 - 28, 2005	98.00	104.00	5,943,500
March	97.56	102.20	2,168,000
April	99.00	102.00	1,950,000
May	98.01	99.99	413,000
June	97.50	101.00	3,931,000
July	100.00	104.00	2,870,000
August	99.36	104.75	1,886,000
September	101.40	112.00	3,564,000
October	101.01	110.00	638,000
November	103.00	108.95	3,944,000
December	106.00	129.00	1,873,000

DIRECTORS AND OFFICERS

The name, province or state and country of residence, positions held within the Company and principal occupation of each director and executive officer of the Company during the five preceding years from the date of this AIF are as follows:

NAME, POSITION PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATIONS DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR	NUMBER OF SHARES(2)
JOHN A. McCLUSKEY President and Chief Executive Officer and Director Ontario, Canada

Chief Executive Officer of the Company from February 2003 to present; President of the Company from November 2003 to present; President and Chief Executive Officer of Grayd Resource Corporation from 1996 to 2003; Vice-President, Finance, and director of Inca Pacific Resources from 1995 to 2002.

		Since February 21, 2003	704,809(9)
RICHARD W. HUGHES(4)(6) Director British Columbia, Canada	President of Hastings Management Corp., a private company providing administrative and professional services to public companies engaged in mineral exploration from 1994 to present; President and Director of Klondike Gold Corp. from August 1985 to present; President and Director of Golden Chalice Resources Inc. from February 2004 to present; President and Director of Abitibi Mining Corp. from June 1983 to present; and President and Director of Sedex Mining Corp. from November 1980 to present.	Since February 21, 2003	131,141

NAME, POSITION PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATIONS DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR	NUMBER OF SHARES(2)
JAMES M. McDONALD(3)(5)(6) Director Alberta, Canada

President and Director of Genco Resources Ltd. from December 2003 to present; President, Director and Co-founder of Black Bull Resources Inc., from 1997 to February 2004; President of Makwa Exploration Ltd., a private geological consulting company owned by Mr. McDonald, from 1991 to present.

		Since February 21, 2003	346,457(8)
LEONARD HARRIS(7) Director Colorado, United States	Consultant and a director of several mining companies from 1994 to present. Previously, Vice President and General Manager, Newmont Mining Corp, Latin America and President and General Manager, Newmont Mining Corp. Peru from December 1994 to May 1995; General Manager, Minera Yanacocha from July 1992 to December 1994; Vice-President of R&D, Newmont Mining Corp. from May 1978 to January 1989.	Since November 27, 2003	10,000
ALAN R. HILL(4)(6)(7) Director Ontario, Canada

President and CEO of Gabriel Resources Ltd. from April 2005 to present; President of ARH Mining Consultants Inc. from September 2003 to present; Executive Vice President Development of Barrick Gold Corporation from 1998 to September 2003.

		Since April 28, 2004	290,600(11)
BRIAN W. PENNY(3)(4) Director Ontario, Canada

Vice-President, Finance and Chief Financial Officer (CFO) of Silver Bear Resources Inc. from January 2005 to present; CFO of Western Goldfields Inc., Feb. 2006 to present. Vice-President, Finance and CFO of Kinross Gold Corporation from June 1993 to June 2004.

		Since May 24, 2005	Nil
MARK WAYNE(3)(5) Director Alberta, Canada	Vice-President of MGI Securities Inc., a registered investment dealer, since January 2005; Chief Financial Officer (CFO) of QGX Ltd., 1994 to present; CFO of Antares Mineral Inc., from July 2004-present; CFO of Stem Cell Therapeutics Corp., from June 2004 to present; Chief Executive Officer and co-founder of Lightyear Capital Inc., from December 2000 to December 2003 and a Director thereof from January 2004 to November 2004.	Since May 24, 2005	25,000
JOHN F. VAN DE BEUKEN Vice President and Chief Operating Officer Arizona, United States

Vice-President and Chief Operating Officer of the Company, from November 2003 to present; Vice- President, Mongolian Projects for Ivanhoe Mines from April 2002 to February 2003; Vice President of Operations for the MIM, Rio Algom and North's joint venture Minera Alumbrera Ltd from October 1997 to July 2000; Vice President of Operations Kennecott Utah Copper and Director of Engineering for Kennecott Corporation from December 1994 to April 1997.

		N/A	197,000(10)
JON MORDA Chief Financial Officer Ontario, Canada

Chief Financial Officer (CFO) of the Company from February 2004 to present: CFO of Minefinders Corporation Ltd. from April  2002 to April 2004; CFO Marathon PGM Corp. from January 2003 to April 2004; CFO of Geomaque Explorations Ltd. from November 1995 to August 2001; and Manager, Tax  of LAC Minerals Ltd. from April 1987 to

NAME, POSITION PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATIONS DURING THE PAST 5 YEARS(1)	TERM AS A DIRECTOR	NUMBER OF SHARES(2)
	October 1993.	N/A	12,900
KEN BALLEWEG Vice-president Exploration Colorado, United States	Exploration,Vice-President, Alamos Gold from April 2005 to present; exploration Manager from Jan. 2004 to April 2005; consultant from April 2003 to January 2004; Senior Geologist Cortez Gold Mines from January to Dec. 2003; Project Geologist, Senior Project Geologist, Manager Mexico MineEx Placer Dome Exploration October 1989 to December 2002	N/A	7,000

(1)

The information as to province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2)

The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually as of March 21, 2006.

(3)

Denotes member of Audit Committee.  Mr. Penny is the chairman of this Committee.

(4)

Denotes member of Compensation and Nominating Committee.  Mr. Hughes is the chairman of this Committee.

(5)

Denotes member of Corporate Governance Committee.  Mr. Wayne is the chairman of this Committee.

(6)

Denotes member of Independent Committee (Re: Shareholders Rights Plan).  Mr. Hill is the chairman of this Committee.

(7)

Denotes member of the Technical, Environmental, Social and Employee Health and Safety Committee.

(8)

Of this amount, 198,074 common shares are held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald and 143,383 common shares are directly held by Mr. McDonald.

(9)

Of this amount, 314,941 common shares are held by Daniele McCluskey, Mr. McCluskey's wife, 144,368 common shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 245,500 common shares are held directly by Mr. McCluskey.

(10)

Of this amount, 50,000 common shares are held by Elizabeth Van De Beuken, Mr. Van De Beuken's spouse and a total of 147,000 common shares are jointly held by Mr. and Mrs. Van De Beuken.

(11)

Of this amount, 200,000 common shares are held by ARH Mining Consultants Inc., a corporation jointly owned by Mr. Hill and his spouse Maria Riva, 25,000 common shares are held by Maria Riva, Mr. Hill's spouse, and 65,600 common shares are held directly by Mr. Hill.

The Company does not currently have an Executive Committee.

The term of office of each of the current directors expires at the next annual general meeting of shareholders.

As at the date of this AIF, the Company's directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 1,724,907 common shares, directly or indirectly, representing approximately 2.1% of the issued common shares.

Cease Trade Orders or Bankruptcies

Except as described below, no director or officer of the Company or a shareholder holding a number of common shares of the Company sufficient to affect materially the control of the Company:

(a)

is, as at the date of this AIF or has been, within the 10 years before the date hereof, a director or executive director of any company (including the Company) that while that person was acting in that capacity;

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold  its assets;

(c)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that corporation.

On March 25, 1999, Webb Bay Resources Ltd. (subsequently National Gold Corporation), while a "Junior Capital Pool Company" pursuant to the policies of the Alberta Stock Exchange ("ASE") (now, the TSXV), was suspended from trading on the ASE for failure to complete its "Major Transaction" under the policies of the ASE. Mr. James M. McDonald was a director of Webb Bay Resources Ltd. at the time of the suspension.  The Major Transaction was subsequently completed in March 2000 and on March 15, 2000, trading resumed under the new name, National Gold Corporation.

Mr. Richard W. Hughes was a director of Daren Industries Ltd. ("Daren"), formerly listed on the TSXV. In May 2002, while Mr. Hughes was serving on the board of directors of Daren, it was placed into receivership and suspended from trading.  Mr. Hughes since resigned as a director of Daren.  Daren was subsequently de-listed from the TSXV in November 2002.

Penalties or Sanctions

No director or officer of the Company or a shareholder holding a number of common shares of the Company sufficient to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a number of securities of the Company sufficient to affect materially control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  The directors and officers of the Company are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  These associations with other public companies in the resource sector may give rise to conflicts of interest from time to time.  The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in a contract or transaction if the contract or transaction is material to the Company, the

Company has entered, or proposes to enter, into the contract or transaction, and either the director or senior officer has a material interest in the contract or transaction or the director or senior officer is a director or senior officer of, or has a material interest in, a corporation that has a material interest in the contract or transaction.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.  In determining whether  the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

AUDIT COMMITTEE

Pursuant to the provisions of section 224 of the Business Corporations Act (British Columbia), the Company is required to have an Audit Committee.  The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which came into force on March 30, 2004, have a written charter that sets out the duties and responsibilities of its audit committee.

The Audit Committee Charter

The Audit Committee Charter is attached hereto as Schedule "A".

Composition of the Audit Committee

The Audit Committee, at the present time, is comprised of Messrs. Brian Penny (Chair), James McDonald and Mark Wayne. Each member is financially literate and all members of the Audit Committee are independent directors.

Relevant Education and Experience

Mr. Penny is a Certified Management Accountant and Chief Financial Officer of Silver Bear Resources Inc. and previously Chief Financial Officer of Kinross Gold Corporation. Mr. Wayne is a Certified Financial Analyst and Chief Financial Officer of QGX Ltd. Mr. McDonald is a past President of a mineral exploration company. In these positions, each member has been responsible for receiving financial information relating to his company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the company and its operating results. Each member has a significant understanding of the mineral exploration and mining business in which the Company is engaged in and has an appreciation for the relevant accounting principles for this business.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.50 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since the commencement of the Company's most recently completed fiscal year has the Company relied on section 3.8 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services that require the auditors to submit to the committee a proposal for services to be provided and cost estimate for approval.

External Auditor Service Fees (Category)

Fiscal Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2005	$50,500	$3,900	$-	$6,200
2004	$11,500	$12,100	$4,400	$14,250

(1)

Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".

(2)

Fees charged for tax compliance, tax advice and tax planning services.

(3)

Fees for services other than disclosed in any other column.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons has since January 1, 2003 (being the commencement of the Company's third most recently completed financial year) any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent, Pacific Corporate Trust Company, is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia  V6C 3B9 and Pacific Corporate Services Ltd. located at Suite 5210, 52nd Floor, 66 Wellington Street West, PO Box 240 TD Centre, Toronto, Ontario M5K 1J3.

LEGAL PROCEEDINGS

The Company has no material legal proceedings to which it is a party at March 21, 2006.

MATERIAL CONTRACTS

The Company has entered into the following material contracts:

1)

Credit agreement dated July 21, 2005 between the Company and Standard Bank Plc ("Standard Bank") whereby Standard Bank provided the Company with an unsecured revolving credit facility for general corporate purposes in the amount of $10 million. The term of the line of credit is for one year and may be extended in two one-year increments with the agreement of Standard Bank. In conjunction with this transaction, the Company issued 350,000 common share purchase warrants with an exercise price of CDN$5.80 per share, exercisable for a two-year period beginning after the closing date. On February 7, 2006 the Company amended the credit agreement to increase the amount available to the Company under the line of credit to $16 million over the term of the facility.

35

2)

Indenture dated February 2, 2005 between the Company and Pacific Corporate Trust Company as trustee, with respect to the Debentures.  See "Description of Capital Structure - Debentures".

3)

Underwriting Agreement dated January 14, 2005 between the Company and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., GMP Securities Ltd., Haywood Securities Inc. and McFarlane Gordon Inc. (the "Underwriters").  The Company sold CDN$50 million aggregate principal amount of Debentures to the Underwriters pursuant to the terms and conditions of the Underwriting Agreement on February 2, 2005, at a price of CDN$1,000 per Debenture.  The Underwriters received a cash fee for their services in connection with the offering of the Debentures.  The Company also agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain civil liabilities. The Company has agreed in the Underwriting Agreement that it will not, subject to certain exception, (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of directly or indirectly, common shares or any securities convertible into or exercisable or exchangeable for common shares ("Equity Securities"); or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Equity Securities, whether any such transaction at (i) or (ii) of this paragraph may be settled by delivery of Equity Securities or cash or otherwise, for a period of 90 days after February 2, 2005 without obtaining the prior written consent of BMO Nesbitt Burns Inc., on behalf of the Underwriters, which consent shall not be unreasonably withheld.

4)

The Company entered into capital lease agreements with Caterpillar Financial Inc. to finance certain mining equipment at the Mine. The total term of each lease is five years, with payments totalling $1.2 million per annum over the term of the lease. The obligations under capital lease bear interest at LIBOR plus 4.1%

INTERESTS OF EXPERTS

The following experts provided consents to the Company with respect to certain disclosures provided in this AIF:

Name	# of Securities Held
Ernst & Young LLP	Nil

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on the SEDAR website at www.sedar.com.  Financial information relating to Alamos Gold Inc. is provided in the Company's comparative consolidated financial statements and management's discussion and analysis for the most recent fiscal year.

Additional information, including directors and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company's information circular dated April 25, 2005 for its annual and special general meeting of shareholders which was held on May 24, 2005, and once completed, more updated information will be available in its information circular for its upcoming annual general meeting of shareholders to be held on May 24, 2006.

Shareholders may obtain a copy of the Company's audited consolidated financial statements and the management discussion and analysis for the year ended December 31, 2005 upon request to the Company at Suite 2010, 120 Adelaide Street West, Toronto, Ontario M5H 1T1 or on the SEDAR website.

Upon request made by any person to the Secretary of the Company, the Company shall provide to that person the following:

(a)

when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

36

(1)

one copy of this AIF and if specifically requested, one copy of any document or the pertinent pages of any document, incorporated by reference in this AIF;

(2)

one copy of the Company's comparative audited consolidated financial statements for its most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Company after to the financial statements for the most recently completed financial year;

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

37

Return to Exhibit List

2.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

ALAMOS GOLD INC.

December 31, 2005 and 2004

(Stated in United States dollars)

INDEX

Management's responsibility for financial reporting

Auditors report

Consolidated Financial Statements

▪

Consolidated Balance Sheets

▪

Consolidated Statements of Operations and Deficit

▪

Consolidated Statements of Cash Flows

▪

Notes to Consolidated Financial Statements

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Alamos Gold Inc. have been prepared by, and are the responsibility of the Company's management.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgments on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

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

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

March 3, 2006

//signed//John A. McCluskey

John A. McCluskey

President and Chief Executive Officer

//signed//Jon Morda

Jon Morda, CA

Chief Financial Officer

TO THE SHAREHOLDERS OF ALAMOS GOLD INC.

We have audited the consolidated balance sheet of Alamos Gold Inc. [the "Company"] as at December 31, 2005 and the consolidated statement of earnings, retained earnings and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

March 3, 2006

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

As at December 31

(Stated in United States dollars)

	Note Ref.	2005	2004 (Restated - Note 2)
A S S E T S
Current Assets
Cash and cash equivalents		$4,518,590	$13,127,463
Restricted cash	12	1,219,458	-
Short-term investments	4	-	15,000,000
Fair value of forward contracts	20	966,400	-
Amounts receivable	5	3,861,990	112,117
Advances and prepaid expenses	6	1,934,704	1,733,284
Inventory	7	9,989,355	-
		22,490,497	29,972,864
Deferred financing charges	8	1,183,356	-
Mineral property, plant and equipment	9	101,514,078	43,900,941
Mineral property held for sale	10	1,012,538	1,010,638
		$126,200,469	$74,884,443
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities		$5,323,015	$ 943,319
Bank loan	12	3,000,000	-
Current portion of capital lease obligations	11	1,190,448	-
		9,513,463	943,319
Capital lease obligations	11	3,615,856	-
Convertible debenture	12	33,325,939	-
Asset retirement obligations	13	2,100,000	50,000

S H A R E H O L D E R S' E Q U I T Y
Share capital	14	87,829,646	86,170,028
Warrants	14	265,000	-
Convertible debenture	12	9,983,025	-
Contributed surplus	15	3,170,036	1,877,036
Deficit		(23,602,496)	(14,155,940)
		77,645,211	73,891,124
		$126,200,469	$74,884,443

See notes to consolidated financial statements

On behalf of the Board

//signed// John A. McCluskey

//signed// Brian Penny

ALAMOS GOLD INC.

Consolidated Statements of Operations and Deficit

For the years ended December 31

(Stated in United States dollars)

	2005	2004 (Restated - Note 2)
OPERATING REVENUES
Gold sales	$2,726,391	$ -
OPERATING EXPENSES
Mining and processing	2,269,927	-
Amortization	677,627	90,268
Exploration	1,889,060	994,591
Corporate and administrative	2,791,411	2,415,256
Stock-based compensation	1,142,000	943,965
Accretion of asset retirement obligations	16,000	-
Other loss	93,600	-
	8,879,625	4,444,080
LOSS FROM OPERATIONS	(6,153,234)	(4,444,080)
FINANCIAL REVENUES AND EXPENSES
Interest income	856,044	234,219
Interest expense on long-term debt (net of capitalized interest of $253,750, 2004 - $nil)	(1,823,609)	(288,149)
Financing charges	(342,082)	(390,473)
Accretion of convertible debenture discount (net of capitalized accretion of $178,980, 2004 - $nil)	(1,272,125)	-
Foreign exchange (loss) gain	(711,550)	121,668

Loss for the year	(9,446,556)	(4,766,815)
Deficit, beginning of year	(14,155,940)	(9,389,125)
Deficit, end of year	$(23,602,496)	$(14,155,940)

Loss per share (note 18)	$ (0.12)	$ (0.08)

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

For the years ended December 31

(Stated in United States dollars)

Cash provided by (used for):	2005	2004
		(Restated - Note 2)
Operating Activities
Loss for the year	$ (9,446,556)	$ (4,766,815)
Adjustments for items not involving cash:
Amortization	677,627	90,268
Accretion of asset retirement obligations	16,000	-
Foreign exchange loss on convertible debenture	1,845,093	-
Fair value of forward contracts	(966,400)	-
Accretion of convertible debenture discount	1,272,125	-
Amortization of deferred financing charges	355,117	-
Foreign exchange loss on note payable	-	164,180
Stock-based compensation	1,142,000	943,965
Changes in non-cash working capital:
Amounts receivable	(1,847,877)	(64,497)
Inventory	(8,796,576)	-
Prepaid expenses	(228,607)	(25,443)
Accounts payable and accrued liabilities	3,302,828	407,250
	(12,675,226)	(3,251,092)
Investing Activities
Short-term investments	15,000,000	(15,000,000)
Advances to contractors	27,187	(1,666,895)
Mineral property held for sale	(1,900)	-
Mineral property, plant and equipment	(57,944,692)	(26,055,026)
	(42,919,405)	(42,721,921)
Financing Activities
Convertible debenture issued	40,306,300	-
Common shares issued	1,659,618	51,800,346
Bank loan	3,000,000	-
Capital lease obligations	4,806,304	-
Note repayment	-	(2,362,792)
Deferred financing charges	(1,689,473)	-
	48,082,749	49,437,554
Restricted cash	(1,096,991)	681,347

Net (decrease) increase in cash and cash equivalents	(8,608,873)	4,145,888
Cash and cash equivalents - beginning of year	13,127,463	8,981,575
Cash and cash equivalents - end of year	$4,518,590	$13,127,463

Supplemental information:
Interest paid	$1,270,979	$288,149

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

(Stated in United States dollars)

1.  NATURE OF OPERATIONS

Alamos Gold Inc. and its wholly owned subsidiaries (the "Company") are engaged in the acquisition, exploration, development and extraction of precious metals in Mexico. The Company owns and operates the Mulatos mine. In addition, the Company holds the mineral rights to the Salamandra group of concessions in the state of Sonora, Mexico which includes more than nine known satellite gold occurrences.

2. CHANGE IN ACCOUNTING POLICY

In 2005 the Company changed its accounting policy with respect to mineral property, plant and equipment. Prior to 2005, the Company was in the development stage and applied an accounting policy whereby costs associated with unproven or undeveloped mineral properties that did not have commercially proven economic mineral reserves were deferred until such time as the related property was placed into production, sold or abandoned.

The Company is adopting a new accounting policy for mineral property, plant and equipment under which exploration costs that do not have the characteristics of mine development costs are expensed as incurred and mine development costs are capitalized as incurred.

This accounting change has been applied retroactively with restatement of prior periods. The Company has determined that the costs incurred with respect to the Escondida, Mulatos and El Salto properties qualify as mine development costs and are now classified as such within mineral property, plant and equipment. Accordingly, the exploration costs in 2005 related to the Escondida property of $1,403,177, the El Salto property of $198,176 and the Mulatos property of $1,172,608 have been capitalized. All other exploration costs incurred in 2005 of $1,889,060 have been expensed. The financial statements for the 2004 year were restated to effect this change with the recognition of $994,591 of exploration costs and a corresponding reduction to mineral property, plant and equipment. There was no cumulative effect of this accounting change on the deficit as at January 1, 2004.

3.  SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and presented in United States dollars. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries. Canadian GAAP may differ materially from GAAP in the United States. A reconciliation of significant differences between Canadian and United States GAAP is presented in note 21.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include amortization, mineral property, plant and equipment, inventory, asset retirement obligations, accrued liabilities, future income taxes and contingencies. Actual results could differ from those estimates.

Revenue recognition

Revenue is earned primarily from the sale of gold and is recognized when refined metal is delivered to a purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal. Costs incurred or premium income received on forward sales or option contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings.

Inventory

Inventory which includes gold-in-process, dore, parts and supplies is stated at the lower of cost or net realizable value.

(i)

Dore represents a bar containing predominantly gold by value which must be refined off-site to return saleable metals. Dore inventory is valued at the lower of average cost to produce the dore and net realizable value.

(ii)

In-process inventory represents costs that are incurred in the process of converting mineralized ores into partially refined precious metals, or dore, consisting primarily of gold by value. In-process inventories are composed of ore in stockpiles and ore on leach pads. Ore in stockpiles represents mined ore which requires crushing or screening before being placed on the leach pads. Leach pad ore represents mined ore which has been stacked on an impermeable pad and permeated with chemical solutions to dissolve precious metals and channel the resulting gold-bearing solutions to a plant for recovery of gold in the form of a dore bar.

Cost of in-process inventory includes operating costs incurred to that stage of the process plus amortization of mineral property, plant and equipment allocable to that stage of the process.  Operating costs at each stage of the process are recognized when incurred. Amortization of mineral property, plant and equipment associated with each stage of the process is added periodically. When physical quantities are transferred from one stage of the process to another, associated accumulated costs are also transferred based on average cost per recoverable ounce of gold contained in that inventory at the time of transfer. The amount of recoverable gold contained in in-process inventory is estimated based on the tonnes and grade of ore placed on the pad and metallurgical recoveries based on testing and ongoing monitoring of the rate of gold recoveries. Variations between actual and estimated quantities may result in a write-down of inventory if necessary to maintain a lower of average cost or net realizable value basis or a prospective adjustment to the basis of transferring in-process costs of production to dore.

(iii)

Parts and supplies inventory is valued at the lower of average cost and replacement cost.

Mineral property, plant and equipment

A) Mineral property acquisition and mine development costs:

The Company may hold interests in mineral properties in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The costs of acquiring these interests are capitalized as mineral property acquisition costs.

Property acquisition and mine development costs are recorded at cost and amortized by the unit-of-production method based on estimated recoverable reserves. Pre-production expenditures are capitalized until the commencement of production. If it is determined that the capitalized costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period such determination is made.

Mine development costs incurred to expand operating capacity, develop new orebodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis. Mine development costs for current production are charged to operations as incurred.

Interest and amortization of deferred financing charges on financing attributable to mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs.

Exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are capitalized.

B) Plant and equipment:

Plant and equipment is stated at cost less accumulated amortization. Plant and equipment are amortized on a unit-of-production basis over estimated recoverable reserves or on a straight-line basis over the estimated useful life of the asset, whichever period is lower.

Mineral property held for sale

Mineral property held for sale is recognized at the lower of its carrying amount or fair value less cost to sell.

Foreign currency translation

The United States dollar is the functional currency of the Company and its subsidiaries. Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated into United States dollars at the exchange rate prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date.  Revenues and expenses are translated at rates of exchange prevailing in the transaction period, with the exception of amortization which is translated at historical exchange rates. All exchange gains and losses are included in the determination of net income.

Cash and cash equivalents

Cash and cash equivalents, which include cash and highly liquid investments with original maturities of three months or less, are recorded at cost, which approximates fair value.

Short-term investments

Short-term investments include notes with an original maturity of one year or less. Short-term investments are recorded at cost which approximates fair value. The Company invests with financial institutions with high credit quality.

Financial instruments and financial risk

The Company's financial instruments consist primarily of monetary assets and liabilities, the fair value of which approximate their carrying value due to the short-term nature of these instruments.

The Company enters from time to time into foreign exchange forward contracts to manage the Company's exposure to fluctuations in the Canadian and United States dollar foreign exchange rates. The Company also enters into spot deferred gold sales (forward transactions). These forward contracts are marked to market and recognized in the financial statements at their fair value.

Income taxes

The Company accounts for future tax assets and liabilities using the liability method based on the temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their tax bases. Future tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential net income tax assets of the Company.

Stock-based compensation

The Company has a stock-based compensation plan as described in note 15. The Company accounts for stock options using the fair value method. Under this method, compensation expense is measured at fair value on the date of grant using the Black-Scholes option pricing model, and is charged as an expense or capitalized, depending on the nature of the grant, in the period the options are vested.

Asset retirement obligations

The Company's mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized on a units-of-production basis over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine's life. Fair value estimations are, however, subject to change based on negotiations with regulatory authorities, and changes in laws and regulations. Refer to note 13.

Loss per share

Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The diluted loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of the dilutive common share equivalents. This method requires that the dilutive effect of outstanding options, warrants and convertible debentures issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period. Diluted loss per share has not been disclosed since the exercise of options and warrants and conversion of the convertible debenture would be anti-dilutive.

Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

4. SHORT-TERM INVESTMENTS

At December 31, 2004, the Company's short-term investments consisted of a $15,000,000, 28-day term note which matured January 12, 2005, with an annualized yield of 2.278%, guaranteed by a Canadian chartered bank.

5. AMOUNTS RECEIVABLE

	2005	2004
	$	$

Accounts receivable	405,520	112,117
Mexican value added tax recoverable	3,456,470	-
	3,861,990	112,117

6. ADVANCES AND PREPAID EXPENSES

	2005	2004
	$	$

Advances to contractors	1,639,708	1,666,895
Prepaid expenses	294,996	66,389
	1,934,704	1,733,284

7. INVENTORY

	2005	2004
	$	$

Precious metals dore	793,494	-
In-process precious metals	7,817,926	-
Parts and supplies	1,377,935	-
	9,989,355	-

8. DEFERRED FINANCING CHARGES

Costs incurred and allocated to the debt portion of the convertible debenture financing (note 12) are amortized over the five-year term of the debt. Costs incurred to establish the Company's bank loan facility (note 12) are amortized over the one-year term.

	2005	2004
	$	$

Convertible debenture	1,221,871	-
Bank loan	316,602	-
Less: accumulated amortization	(355,117)	-
	1,183,356	-

9. MINERAL PROPERTY, PLANT AND EQUIPMENT

In 2003 the Company acquired a 100% interest in certain properties within the Salamandra group of concessions which currently comprises approximately 21,300 hectares, in consideration for the payment of CDN$11,154,011 in acquisition costs and assigned expenses.  Production from the acquired properties is subject to a sliding scale net smelter royalty on the first 2,000,000 ounces of gold production from certain concessions. The royalty commences at 1% when the price of gold is less than $300 per ounce, rising to 5% when the price of gold exceeds $400 per ounce.

Included within the Salamandra group of concessions is the Mulatos mine. In June 2004, the Company completed a feasibility study on a portion of the Mulatos property known as the Estrella Pit Development. The Mulatos mine began operations in 2005.

December 31		2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$
Mineral property and mine development	42,589,727	507,160	42,082,567	33,458,361	-	33,458,361
Mining plant and equipment	55,091,745	1,533,276	53,558,469	10,599,879	247,839	10,352,040
Assets under capital lease (note 11)	5,731,480	41,026	5,690,454	-	-	-
Office and computer equipment	243,093	60,505	182,588	114,262	23,722	90,540
	103,656,045	2,141,967	101,514,078	44,172,502	271,561	43,900,941

10. MINERAL PROPERTY HELD FOR SALE

The Company owns a 100% interest in the La Fortuna property ("La Fortuna"). La Fortuna is comprised of two mineral concessions, covering approximately 606 hectares, in Durango, Mexico. In 2000, La Fortuna was written-down to its estimated recoverable amount of $1 million.

Effective November 1, 2005 the Company entered into a letter agreement with Morgain Minerals Inc. ("Morgain") to sell its La Fortuna property for consideration of five million common shares of Morgain. Closing of the transaction is subject to completion of due diligence and the signing of a definitive agreement expected in the first quarter of 2006. As at March 3, 2006, the fair value of the share consideration to be received is approximately $2,000,000, based on the quoted price.

11.

CAPITAL LEASE OBLIGATIONS

During 2005, the Company entered into five leases with a financing company for mining equipment. The maximum term of each lease is five years, with payments totaling $99,204 per month over the term of the leases. The obligations under capital lease bear interest at LIBOR plus 4.1%. Minimum payments are $1,190,448 per annum for 2006 through 2010. The amount of interest expense related to the obligations under capital lease included in the determination of the loss for the year ended December 31, 2005 is $16,523 (2004 - nil). The Company has the right to re-pay the outstanding balance of the leases at any time.

12. DEBT

Convertible Debenture

Effective February 2, 2005, the Company issued a CDN$50 million aggregate principal amount of 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010. A 3.5% underwriters' fee was paid. The debenture bears interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debenture is convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debenture. In certain circumstances, the debenture may be redeemed in whole or in part at the option of the Company after February 15, 2008.

The debenture is classified as a liability, with the exception of the portion relating to the conversion features, which is classified as an equity component, resulting in the carrying value of the debenture being less than its face value. The discount is being accreted over the term of the debenture, utilizing the effective interest rate method and the 12.6% interest rate implicit in the debenture.

At December 31, 2005, in accordance with the terms of the trust indenture, a trust account held CDN$1,375,000 plus accumulated interest (total $1,219,458) for payment of interest to debenture holders from August 16, 2005 to February 15, 2006. Subsequent to December 31, 2005, the Company made an additional payment to fund the trust account for interest payable for the period from February 16, 2006 to February 15, 2007 in the amount of CDN$2,750,000.

Bank loan

On July 21, 2005, the Company obtained a bank line of credit consisting of a $10 million unsecured one year extendible revolving facility and a non-margin hedging line. Interest is payable at a rate of 2.75% above applicable LIBOR on the drawn portion of the facility, and 0.75% on the un-drawn portion. The initial term is for one year, and may be extended at the discretion of the lender for two additional one-year terms.  As at December 31, 2005, the Company was advanced $3 million related to this facility. On January 12, 2006 the Company was advanced an additional $3 million. On February 7, 2006, the bank agreed to increase the amount available to the Company under the line of credit to $16 million over the life of the facility.

13. ASSET RETIREMENT OBLIGATIONS

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to operations. In addition, the fair value is added to the carrying amount of the Company's mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the mine.

Continuity of asset retirement obligations for the twelve-month period ended December 31, 2005:

2005
$
Obligations at January 1, 2005	50,000
Liabilities incurred	2,034,000
Accretion of discounted cash flows	16,000
Obligations at December 31, 2005	$2,100,000

The assumptions used in the determination of the asset retirement obligations are as follows:

Estimated cost	$4,264,255
End of mine life	2015
Discount rate	7.25%

14.    SHARE CAPITAL

a)

Authorized share capital of the Company consists of unlimited common shares without par value.

	Number of Shares	Amount
		$
Outstanding at January 1, 2004	50,164,705	34,369,682
Placement of shares (less issue costs of $1,454,167)	10,000,000	21,120,895
Placement of shares (less issue costs of $1,404,585)	10,000,000	23,047,275
Exercise of stock options	752,398	554,176
Exercise of warrants	5,860,815	7,078,000
Outstanding at January 1, 2005	76,777,918	86,170,028
Exercise of stock options	192,500	237,315
Exercise of warrants	495,700	1,422,303
Outstanding at December 31, 2005	77,466,118	87,829,646

b)

Stock options outstanding at December 31, 2005

Number	Expiry Date	Exercise Price
		CDN $
210,000	December 23, 2010	6.35
980,000	June 2, 2010	3.73
375,000	December 16, 2009	3.50
850,000	June 25, 2009	2.25
90,000	February 12, 2009	2.75
410,000	December 23, 2008	6.35
883,500	December 9, 2008	2.50
557,483	July 23, 2008	1.13
320,000	June 2, 2008	3.73
50,000	January 30, 2008	0 .76
150,000	July 22, 2007	1.00
330,000	June 25, 2007	2.25
150,000	June 3, 2007	1.16
5,355,983	Weighted average exercise price	3.03

Summary of stock option activity:

	Stock options	Weighted Average Exercise Price
		CDN $
Outstanding at January 1, 2004	2,650,881	1.50
Granted	1,725,000	2.55
Exercised	(752,398)	0.96
Expired	(20,000)	2.50
Outstanding at January 1, 2005	3,603,483	2.11
Granted	1,945,000	4.57
Exercised	(192,500)	1.48
Balance at December 31, 2005	5,355,983	3.03

Subsequent to December 31, 2005, 663,000 stock options were exercised at a weighted average exercise price of CDN$2.96.

c)

Warrants outstanding at December 31, 2005 :

Number	Expiry Date	Exercise Price

		CDN $
350,000	July 21, 2007	5.80
4,404,300	April 8, 2006	3.50
4,754,300		3.67

Summary of warrant activity:

	Shares	Weighted Average Exercise Price
		CDN $
Balance at January 1, 2004	5,775,699	1.50
Issued	5,000,000	3.50
Exercised	(5,875,699)	1.57
Balance at January 1, 2005	4,900,000	3.50
Issued	350,000	5.80
Exercised	(495,700)	3.50
Balance at December 31, 2005	4,754,300	3.67

Subsequent to December 31, 2005, 2,134,300 warrants were exercised at a weighted average exercise price of CDN$3.50.

In conjunction with the closing of a line of credit on July 21, 2005, the Company issued 350,000 two-year warrants to the lender at an exercise price of CDN$5.80 per share. The warrants were valued using the Black Scholes option pricing model, a stock price on the date of issue of CDN$4.45, an exercise price of CDN$5.80, an expected life of 2 years, a risk-free interest rate of 3.75%, an expected volatility of 50% and an expected dividend yield of 0%. The value of the warrants was capitalized to deferred financing charges and is amortized over the initial one-year term of the credit facility.

15.  STOCK-BASED COMPENSATION

The Company has a stock option plan, originally approved by the Board of Directors (the "Board") on April 17, 2003, to allow the Company to grant incentive stock options to its directors, officers, employees and consultants. At the Company's annual general meeting held on May 24, 2005, the shareholders of the Company approved an amendment to the Company's stock option plan. Under the amended stock option plan, the number of shares reserved for issuance cannot exceed 10% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

During the twelve-month period ended December 31, 2005 the Company granted incentive stock options to its directors, officers and employees to purchase up to a total of 1,945,000 common shares in the capital of the Company at a weighted average exercise price of CDN$4.57 per share. The options granted to directors and officers are exercisable for a five-year period, and options granted to employees are exercisable for a three-year period. Vesting terms for each option grant are authorized at the discretion of the Board. Of the 1,945,000 stock options granted during 2005, 1,325,000 vested immediately on grant, 160,000 vest over a nine-month period and 460,000 vest over a two-year period.

The Company has determined the fair value of stock-based compensation and allocated it as follows, depending on the nature of the grant:

December 31	2005	2004
	$	$
Mineral property, plant and equipment	151,000	225,388
Stock-based compensation expense	1,142,000	943,965
Total	1,293,000	1,169,353

No cash is transferred upon the granting of stock options. The Company credits its contributed surplus account for the value of the grant.

The fair value of stock options granted is estimated using the Black Scholes option pricing model with the following assumptions:

December 31	2005	2004

Risk-free rate	3.75%	3.5%
Expected dividend yield	nil	nil
Expected stock price volatility	50%	55%
Expected option life, based on term of the grant (months)	24	18 - 30

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models may not provide a single reliable measure of the fair value of the Company's stock option grants.

16.  RELATED PARTY TRANSACTIONS

A director of the Company was paid $69,440 during the year ended December 31, 2005 for management and administrative services pursuant to a monthly services contract. In 2004, $475,723 was paid (including a bonus of $249,000) to two directors and officers of the Company through consulting or employment arrangements for management, investor relations and administrative services. These transactions have occurred in the normal course of operations and are measured at their fair value as determined by management.

17.

SEGMENTED REPORTING

The Company operates in one business segment, the exploration, mine development and extraction of precious metals, primarily gold, in two geographic areas, Canada and Mexico.

December 31	2005	2004
	$	$
Assets, by geographic segment (at amortized cost)

Mexico	119,952,652	47,781,884
Canada	6,247,817	27,102,559
	126,200,469	74,884,443

Year ended December 31			2005
	Mexico	Canada	Total
	$	$	$
Revenues	2,726,391	-	2,726,391
Loss	2,135,478	7,311,078	9,446,556

Year ended December 31			2004
	Mexico	Canada	Total
	$	$	$
Revenues	-	-	-
Loss	1,495,849	3,270,966	4,766,815

18.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of shares outstanding during the year of 77,179,619 (2004 - 62,202,713). Diluted loss per share has not been disclosed as it is anti-dilutive.

19.

 INCOME TAXES

The reconciliation of the expected tax recovery at statutory rate and provision for income tax recovery is:

December 31	2005	2004 (restated)
	$	$
Loss before income taxes	9,446,556	4,766,815

Expected tax recovery at statutory income tax rate	3,400,000	1,650,000
Increase (decrease) resulting from:
Difference in foreign tax rates	200,000	(30,000)
Financing charges	-	150,000
Non-deductible accretion expense	(500,000)	-
Non-deductible stock based compensation expense	(400,000)	(340,000)
Foreign exchange net taxable gains	(1,600,000)	-
Inflation net taxable gains	(700,000)	-
Other	(100,000)	60,000
Valuation allowance	(300,000)	(1,490,000)
Income tax recovery	-	-

The following information summarizes the principal temporary differences and the related future tax effect:

December 31, 2005	Canada	Mexico	Total
	$	$	$

Future tax assets
Non-capital losses	5,148,000	10,904,000	16,052,000
Financing charges	1,332,000	-	1,332,000
Valuation allowance	(4,468,000)	(119,000)	(4,587,000)
	2,012,000	10,785,000	12,797,000

Future tax liabilities
Inventory	-	(2,432,000)	(2,432,000)
Mineral property, plant and equipment	(2,012,000)	(8,353,000)	(10,365,000)
Net future tax liabilities	(2,012,000)	(10,785,000)	(12,797,000)

December 31, 2004 (restated)	Canada	Mexico	Total
	$	$	$

Future tax assets
Non-capital losses	3,450,000	2,940,000	6,390,000
Financing charges	1,080,000	-	1,080,000
Valuation allowance	(4,070,000)	(1,670,000)	(5,740,000)
	460,000	1,270,000	1,730,000
Future tax liabilities
Mineral property, plant and equipment	(460,000)	(1,270,000)	(1,730,000)
Net future tax liabilities	-	-	-

Non-capital losses available in Canada to be utilized in subsequent years are $14 million expiring between 2006 and 2015. Losses in Mexico amount to approximately $38 million and expire over a 10-year period.

20.

COMMITMENTS AND CONTINGENCIES

During 2005, the Company entered into capital leases as fully described in note 11. As at December 31, 2005, the future minimum lease payments under capital lease were:

Year	Capital lease payments
$

2006	1,190,448
2007	1,190,448
2008	1,190,448
2009	1,190,448
2010	1,190,448
5,952,240
Less: Imputed interest	(1,145,936)
4,806,304

At December 31, 2005 the Company had contracts to acquire $16 million Canadian dollars in May 2007, and $10 million Canadian dollars in the first quarter of 2006. The marked to market value of these foreign exchange forward contracts was a gain of $1,060,000 at December 31, 2005.

The Company had outstanding gold forward contracts to sell 2,000 ounces of gold in January 2006. These contracts were not designated as hedges at inception. The marked to market value of these contracts was a loss of $93,600 at December 31, 2005.

Production royalties, on a sliding scale to the price of gold, at 5% of gold revenue with gold above $400 per ounce, are a contractual obligation once commercial production (as defined in the agreement) is attained, but cannot reasonably be estimated as they are a function of the price of gold and production rate, neither of which can be ascertained with any certainty.

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States GAAP ("U.S. GAAP") are described and quantified below.

Mineral property, plant and equipment

U.S. GAAP requires that exploration and development costs on mineral properties prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, be expensed as incurred. Under Canadian GAAP, these costs may be deferred when certain criteria are met. In 2005, the Company changed its accounting policy under Canadian GAAP such that exploration expenditures on properties not advanced enough to identify their development potential are charged to operations as incurred. The Company completed its feasibility study on the Mulatos project in June 2004. All exploration and development expenditures related to the Mulatos project incurred prior to June 2004 of $22,879,785 have been expensed for U.S. GAAP purposes. Since the mineral property, plant and equipment subject to units of production amortization under U.S. GAAP is lower than under Canadian GAAP, the application of U.S. GAAP results in lower amortization expense and lower amortization capitalized to inventory.

Convertible debentures

Under Canadian GAAP, the liability and equity components of the convertible debenture are determined and separately classified on the consolidated balance sheet. The liability component represents the present value of the interest and principal payments on the debenture and the equity component represents the fair value of the holder's conversion feature. The stated interest payments and accretion expense from adjusting the time value of the principal of the debenture over time are presented separately in the consolidated statements of operations. Deferred financing charges are separately classified between liability and equity on the same basis.

Under U.S. GAAP, convertible debt instruments are classified as debt until such time as they are converted to equity. Accordingly, for U.S. GAAP purposes, the convertible debenture is presented on the consolidated balance sheet as a liability. No accretion expense is recognized and no deferred financing charges are allocated to equity.

The following items (a) to (e) are inclusive of the impact on line items in these consolidated financial statements that would result substantially from the application of U.S. GAAP to the convertible debenture, mineral property, plant and equipment and deferred financing charges.

	December 31	2005	2004 (restated)
		$	$
a)	Consolidated Balance sheet
	Assets
	Deferred financing charges
	Deferred financing charges under Canadian GAAP	1,183,356	-
	Add: Unamortized portion of deferred financing charges capitalized under U.S .GAAP	338,933	-
	Deferred financing charges under U.S. GAAP	1,522,289	-

	Mineral property, plant and equipment
	Mineral property, plant and equipment under Canadian GAAP (note 9)	101,514,078	43,900,941
	Less: Mineral property, plant and equipment expensed under U.S. GAAP	(22,879,785)	(22,879,785)
	Add: Accumulated amortization not recorded under U.S. GAAP	508,541
	Less: Convertible debenture accretion capitalized under Canadian GAAP	(178,980)	-
	Mineral property, plant and equipment under U.S. GAAP	78,963,854	21,021,156

	Mineral property held for sale
	Mineral property held for sale under Canadian GAAP	1,012,538	1,010,638
	Less: Mineral property held for sale expensed under U.S. GAAP	(1,012,538)	(1,010,638)
	Mineral property held for sale under U.S. GAAP	-	-

	Liabilities
	Convertible debenture
	Convertible debenture under Canadian GAAP	33,325,939	-
	Add: Equity component of convertible debenture under Canadian GAAP	9,983,025	-
	Add: Deferred financing charges related to equity component under Canadian GAAP	416,000	-
	Add: Foreign exchange on convertible debenture under U.S. GAAP	2,578,701	-
	Less: Accretion expense and capitalized accretion under Canadian GAAP	(1,451,105)	-
	Less: Foreign exchange on convertible debenture under Canadian GAAP	(1,967,560)	-
	Convertible debenture under U.S. GAAP	42,885,000	-

b)	Operations
	Loss under Canadian GAAP	(9,446,556)	(4,766,815)
	Mineral property, plant and equipment expensed under U.S. GAAP	-	(5,428,555)
	Mineral property held for sale expensed under U.S. GAAP	(1,900)
	Amortization expense lower under U.S. GAAP	148,245	-
	Accretion expense on convertible debenture under Canadian GAAP	1,272,125	-
	Additional deferred financing charges under U.S. GAAP	(77,067)	-
	Additional foreign exchange loss on convertible debenture under U.S. GAAP	(611,141)	-
	Loss under U.S. GAAP	(8,716,294)	(10,195,370)
	Loss per share under U.S. GAAP	(0.11)	(0.16)

c)	Deficit
	Closing deficit under Canadian GAAP	(23,602,496)	(14,155,940)
	Adjustment to deficit for mineral property, plant and equipment costs expensed under U.S. GAAP	(22,731,540)	(22,879,785)
	Adjustment to deficit for mineral property held for sale expensed under U.S. GAAP	(1,012,538)	(1,010,638)
	Adjustment to deficit for difference in accounting for convertible debenture under U.S. GAAP	583,917	-
	Closing deficit under U.S. GAAP	(46,762.657)	(38,046,363)

d)	Cash Flows - Operating Activities
	Cash used for operations under Canadian GAAP	(12,675,226)	(3,251,092)
	Mineral property, plant and equipment expensed under U.S. GAAP	-	(5,428,555)
	Non-cash deferred expenditures expensed under U.S. GAAP	-	225,388
	Cash used for operations under U.S. GAAP	(12,675,226)	(8,454,259)

e)	Cash Flows - Investing Activities
	Cash applied to investments under Canadian GAAP	(42,919,405)	(42,721,921)
	Add: Mineral property, plant and equipment expensed under U.S. GAAP	-	5,203,168
	Cash applied to investments under U.S. GAAP	(42,919,405)	(37,518,753)

Return to Exhibit List

3.

MANAGEMENT’S DISCUSSION AND ANALYSIS

ALAMOS GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated.)

This management's discussion and analysis ("MD&A") of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the "Company") is for the year ended December 31, 2005 compared with the year ended December 31, 2004. Together with the audited consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company's financial and operating performance for the year. The Company's measurement currency and reporting currency is the United States dollar. This MD&A is current to March 15, 2006 and should be read in conjunction with the Company's Annual Information Form and other corporate filings available at www.sedar.com (SEDAR).  Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the 2005 audited consolidated financial statements and MD&A, and recommends approval to the board of directors.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators ("CSA") and Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") standards.  While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission ("SEC") standards in the United States ("U.S.").  As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview:

Alamos Gold Inc. is a publicly traded company on the Toronto Stock Exchange (TSX: AGI) formed through the amalgamation of National Gold Corporation and Alamos Minerals Limited on February 21, 2003. The Company owns 100% of the 21,300-hectare Salamandra group of concessions located in the state of Sonora in northwest Mexico. The Salamandra group of concessions includes the Mulatos deposit and more than nine other prospective exploration targets. The Company commenced mining its Mulatos deposit from the Estrella Pit in 2005.

The Company has four elements to its business strategy:

▪

Establish itself as a gold producer with improving operating performance and expanding production profile;

▪

Increase proven and probable reserves through conversion of measured and indicated resources;

▪

Make a new mineral discovery on its extensive concessions at Salamandra and expand resources;

▪

Add resources and proven and probable reserves through the acquisition of prospective mineral properties.

During 2005, the Company made significant progress on the first three components of its business strategy. Advances on its fourth strategy are more dependent on factors outside the Company's control, such as the availability of mineral properties at a reasonable price which meet the Company's investment criteria.

The Company was successful in completing construction of the Mulatos mine (the "Mine") in 2005. The first bar of gold dore was poured from the Mine in July and construction was substantially complete by December 2005, with the exception of the crusher and conveying system which became operational in early 2006. The Mine reached feasibility processing levels in February 2006, and the Company forecasts gold production of between 140,000 and 155,000 ounces of gold in 2006.

Initial ore production from the Mine is derived from the Estrella Pit, which contains proven and probable reserves of 36.4 million tonnes grading 1.64 grams per tonne of gold (g/t) or approximately 1.9 million contained ounces of gold. Current proven and probable reserves are contained within a measured and indicated resource of 62.2 million tonnes grading 1.51 g/t, or approximately 3 million contained ounces of gold.

The Company is also actively exploring and developing other targets within the Salamandra concessions. Development drilling was undertaken at El Salto and Mina Vieja adjacent to the Estrella deposit, and is in progress at Escondida and El Victor north of Estrella with the objective of increasing existing resources and upgrading measured and indicated resources to proven and probable reserves. In December 2005, the Company announced a high-grade discovery at Escondida. Exploration drilling is underway at the El Jaspe, Los Bajios and El Realito targets. At this time, the Company is awaiting a revision to its proven and probable reserves at Estrella incorporating results from El Salto and Mina Vieja.

2005 Highlights:

During the year, the Company:

▪

Closed a CDN$50 million convertible debenture issue in February 2005, the proceeds of which were used to fund construction of the Mine;

▪

Secured a $10 million revolving credit facility, which was increased to $16 million subsequent to year end;

▪

Poured its first bar of gold dore from the Mine in July 2005;

▪

Substantially completed construction of the Mine in the fourth quarter of 2005 at a total cost of approximately $74 million, compared to the feasibility study budget of $73.4 million;

▪

Commenced a $20 million expansion program to increase throughput by 50% above the feasibility level to 15,000 tonnes of ore per day;

▪

Produced 7,647 ounces of gold in dore and sold 5,950 ounces of refined gold for proceeds of $2.7 million at a cash operating cost of $382 per ounce;

▪

Invested $4.7 million in exploration activities resulting in the discovery of the new high grade Escondida Hanging Wall Zone, located 500 meters northeast of the Estrella Pit, and a 55% increase in resources in the El Salto/Mina Vieja areas;

▪

Entered into a letter agreement to dispose of its non-core La Fortuna property for proceeds estimated at $2.0 million;

▪

Incurred a loss of $9.4 million ($0.12 per share).

Selected Annual Information:

	2005	2004	2003
(000s)		(restated)
	$	$	$

Operating revenues	2,726	-	-
Loss	9,447	4,767	1,934
Total assets	126,200	74,884	28,423
Total long-term financial liabilities	39,042	50	-
Loss per share	$0.12	$0.08	$0.05
Cash dividends	-	-	-

The Company commenced construction of its Mine in 2004 and began production in 2005. Construction was funded, in part, through a CDN$50 million convertible debenture issue and $4.8 million in capital leases. Losses have increased due to the adoption of accounting policies relating to the expensing of stock-based compensation commencing in 2004, and financing-related costs commencing in 2005. No dividends were declared in the reported periods.

Results of Operations:

The Company's major asset is the Salamandra group of concessions in Sonora, Mexico which totals approximately 21,300 hectares and includes the Mulatos deposit and more than nine other exploration targets identified to date. The Mulatos deposit consists of several contiguous mineralized zones which contain gold resources of approximately 62.2 million tonnes of ore grading 1.51 g/t at a 0.6 g/t gold cut-off, measured and indicated, excluding mineralization contained in the Gap, El Victor and San Carlos zones. In June 2004, a feasibility study was completed on the Estrella zone of the Mulatos deposit, which contained gold proven and probable reserves of 36.4 million tonnes of ore grading 1.64 g/t at varying cut-off grades, beginning with 0.8 g/t in the early years and declining to the internal cut-off in later years to enhance economics. Proven and probable reserves are 1.9 million ounces of contained gold, of which 1.4 million ounces are recoverable, based on metallurgical testing. Proven and probable reserves were calculated using a gold price assumption of $350 per ounce. During 2005, 829,509 tonnes of ore were mined at an average grade of 1.52 grams per tonne of ore.

Construction of the Mine on the Mulatos deposit began in the third quarter of 2004 and operations commenced in the third quarter of 2005 with the pouring of the first dore bar of gold and silver weighing 117 ounces. Dore is sent to a third party refinery for final processing into saleable metals. Construction was substantially completed in the fourth quarter of 2005, with uncrushed run-of-mine ore and colluvial material being stockpiled and stacked on the leach pads in the third and fourth quarters of 2005. Commissioning of the crusher and conveying system was successfully completed in early 2006. Gold production at the Mine in the fourth quarter of 2005 was 5,517 ounces of gold in dore, of which 4,950 ounces of gold were refined and sold. For the full year, the Mine produced 7,647 ounces of gold (subject to final refinery settlements), and 5,950 ounces were sold.

The tables below outline key production and cost indicators during the fourth quarter of 2005 and year to date compared with feasibility study rates and costs:

Production summary	Q4 2005	YTD 2005 (1)	Feasibility Study (2)

Ounces produced	5,517	7,647	N/A

Ore mined - tonnes	634,398	829,509	519,000
Waste mined - tonnes	2,207,501	3,262,553	2,482,000
Total tonnes mined	2,841,899	4,092,062	3,001,000

Waste-to-ore ratio	3.48	3.93	4.78

Grade (g/t)	1.57	1.52	1.67

Costs per tonne summary	Q4 2005	YTD 2005 (1)	Feasibility Study (3)
Mining cost per tonne	$1.56	$1.45	$1.11

Mining cost per tonne of ore	$7.00	$7.15	$6.40
Crushing cost per tonne of ore	N/A	N/A	N/A
Processing cost per tonne of ore	$2.31	$2.00	$1.98
Administration cost per tonne of ore	$0.99	$0.95	$0.97

Cost per tonne of ore	$10.30	$10.10	$9.35

(1) YTD 2005 is from July 1 to December 31, coincident with production from the Mine.

(2) Reflects mine production indicators during the start-up period as reported in the feasibility study.

(3) Mining cost per tonne and mining cost per tonne of ore reflect mining costs during the start-up period as reported in the feasibility study. Crushing cost per tonne of ore is not applicable as the feasibility study contemplated stockpiling of ore during the start-up phase. Processing cost per tonne of ore and administration cost per tonne of ore presented in the table above reflect average life of mine amounts.

The Mine was in a pre-commercial start-up phase during 2005. Revenue from gold sales and related operating costs were recognized commencing with the Mine's first gold pour in July 2005. However, the Mine had not reached commercial production, and the crushing and conveying circuit was not fully commissioned and operational until 2006.

In the table above, feasibility study mining costs per tonne and mining costs per tonne of ore represent the costs indicated in the feasibility study for the start-up period. The feasibility study contemplated the stockpiling of ore during the start-up phase, whereas the Mine delivered run-of-mine ore directly to the leach pad during this period. Crushing costs per tonne of ore are not presented as the crusher was not operational in 2005. Processing and administration costs per tonne of ore presented in the table above reflect the average life of mine feasibility level costs.

Year-to-date mining costs per tonne of ore were higher than feasibility study levels due to the following factors:

▪

The average life of mine waste-to-ore ratio as indicated in the feasibility study is 1.4:1 with mining costs at $0.95 per tonne. The mine plan during the start-up period had a waste-to-ore ratio of 3.93:1 for the first 4.1 million tonnes of ore and waste mined at a mining cost of $1.45 per tonne. Mining cost per tonne was higher than the average life of mine feasibility levels due to a significantly higher actual waste-to-ore ratio, and was higher than feasibility study levels during the start-up period due to increased haul distances and costs, as described below.

▪

The haulage distance for ore to the leach pad was approximately 4.5 kilometers as compared to the feasibility study haul distance from the pit to the crusher site of approximately 1 kilometer.

▪

Higher than forecast expenditures on material and consumables, primarily diesel fuel, also added to operating costs as all materials and personnel are trucked to the Mine's remote site, and diesel fuel is the primary energy source for the Mine.

Cash operating cost per ounce of gold sold was $382 in 2005. Cash operating costs were higher than feasibility due to the higher mine costs noted above and due to expected lower recoveries from run-of-mine ore compared with crushed ore.

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. "Mining cost per tonne of ore" is a non-GAAP performance measurement which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. "Cost per tonne" is usually affected by operating efficiencies and waste-to-ore ratios in the period. "Cash operating cost per ounce" and "total cash cost per ounce" as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of "cash operating cost per ounce" as determined by the Company compared with other mining companies. In this context, "cash operating cost per ounce" reflects the cash operating cost allocated from in-process and dore inventory associated with ounces of gold sold in the period. "Cash operating cost per ounce" may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rate in the period. "Total cash cost per ounce" includes "cash operating cost per ounce" plus applicable cash royalties.

Production from the Mine is subject to a sliding scale net smelter royalty commencing on commercial production as defined in the relevant royalty agreement, which at current gold prices above $400 is set at a rate of 5% of the value of gold and silver, less certain allowed refining and transportation costs. No royalties are expected to be payable on 2005 gold production.

In the fourth quarter of 2005, production was 5,517 ounces of gold. During this quarter, the Company was able to mine ore and waste at a rate higher than initially planned, however, expected lower recoveries from run-of-mine ore (as opposed to ore crushed to feasibility study specifications) resulted in lower production. Block model reconciliations for full benches in the fourth quarter and early in 2006 at Estrella show close correlation to the reserve block model, exhibiting slightly higher overall gold content within ore-grade blocks.

The Company has not yet commenced commercial production and is focused on attaining this milestone.  To achieve optimal performance the Company expects to reduce the cash cost per tonne of ore experienced in the pre-commercial phase to the feasibility level of $6.54 by using a higher throughput to achieve economies of scale and to offset higher expected energy costs. In addition, the Company expects that optimal crushing will increase recoveries experienced in the pre-commercial run-of-mine phase and lower the operating cash cost per ounce to the $210-$225 range, after initially producing dore from existing higher cost in-process inventories.

The Company intends to actively develop the Escondida Hanging Wall deposit and develop the lower-grade main zone through its underground drill program. This should allow the Company to maintain its initial 10-year mine life, while at the same time forecasting production at levels significantly higher than the feasibility average of 140,000 ounces gold per year.

Financial Highlights:

Prior to July 1, 2005, the Company was a development stage mineral exploration Company focused on developing and constructing the mine at the Mulatos Project. Accordingly, comparative quarterly and annual financial results do not reflect the results of mining activities.

The Company's financial results for the quarter and year ending December 31, 2005 are presented below:

	Q4 2005	YTD 2005	Q4 2004 (restated)	YTD 2004 (restated)

Cash flow from operations (before working capital change) (000)	($1,801)	($5,105)	($1,534)	($3,568)

Loss for the period (000)	$3,145	$9,447	$2,076	$4,767
Loss per share	$0.04	$0.12	$0.03	$0.08
Weighted average number of common shares outstanding	77,384,164	77,179,619	73,074,061	62,202,713

Increased costs in 2005 on a quarterly and year-to-date basis are primarily the result of interest, accretion and foreign exchange losses associated with the Company's issuance of a CDN$50 million convertible debenture in February 2005. For the year ended December 31, 2005, these costs represent an increase of $4.9 million over the comparable period in 2004.

In addition, exploration costs charged to operations during the year of $1.9 million were $0.9 million higher than the same period in 2004.

Gold sales

Details of gold sales for the three-month and six-month periods ended December 31, 2005 are presented below (1):

	Q4 2005	YTD 2005 (1)

Gold sales - ounces	4,950	5,950
Gold sales revenues	$2,285,478	$2,726,391
Realized gold price per ounce	$462	$458
Average gold price for period (London PM Fix) (1)	$484	$462

(1) YTD 2005 is from July 1 to December 31, coincident with production from the Mine

Assessment of Gold Market

The gold price fluctuated significantly during the fourth quarter reaching a quarterly low of $456.50 per ounce in early November and a yearly high of $536.50 on December 12, 2005. The price of gold started the year trading in the $420 per ounce range and ended the year trading above $500 per ounce for the majority of December.

At March 15, 2006 the gold price had increased from its December high of $536.50 per ounce to $556.50 per ounce. The increased gold price is beneficial to the Company, which prepared its feasibility study and proven and probable reserves using a base case of $350 per ounce. At recent levels, the price of gold has had and may continue to have a positive impact on the economics of the feasibility study for Phase I development of the Mulatos deposit. However, it is not possible to forecast future gold price trends and their impact on future results from operations.

Operating Expenses

Mine operating costs allocated to ounces sold are summarized in the table below:

	Q4 2005	YTD 2005 (1)

Gold production - ounces	5,517	7,647
Gold sales - ounces	4,950	5,950

Mining and processing ($)	1,970,234	2,269,927
Cash operating costs ($)*	1,970,234	2,269,927
- Per ounce sold	$398	$382

Royalties and production taxes ($)	-	-
Total cash costs ($)**	1,970,234	2,269,927
- Per ounce sold	$398	$382

Amortization ($)	476,904	560,967
Accretion of asset retirement obligation ($)	7,000	11,000
Total production costs ($)***	2,454,138	2,841,894
- Per ounce sold	$496	$478

* Includes all direct mining costs, refining and transportation costs and by-product credits.

**Includes all cash operating costs and royalties and production taxes.

***Includes all total cash costs, amortization, and accretion of asset retirement obligations.

(1)

Note: Reflects amortization and accretion of asset retirement obligation costs for the period subsequent to June 30, 2005 only.

Exploration costs charged to operations during the year totaled $1,889,060 compared to $994,591 in 2004. During the year, the Company changed its accounting policy for exploration costs. In the past, as the Company was in the development stage, exploration costs were capitalized. Under the new accounting policy, certain exploration costs are expensed if the costs do not meet the criteria for classification as mine development costs. During the year, the Company invested a total of $4,650,091 in exploration activities compared to $1,479,905 in 2004.

Corporate and administrative expenses of $577,876 in the fourth quarter of 2005 were 28% lower than the $797,487 incurred in the comparable period of 2004. The key components of this expense are shown below:

	Q4 2005	YTD 2005	Q4 2004	YTD 2004
Salaries and management fees	198,177	1,316,724	159,023	859,310
Legal, audit and accounting	85,078	252,393	97,331	343,137
Office and administration	186,819	552,147	362,517	552,924
Shareholder communications	18,896	278,251	69,572	232,798
Travel and accommodation	86,662	276,062	64,990	230,942
Trust and filing fees	2,244	115,834	44,054	196,145
	577,876	2,791,411	797,487	2,415,256

Year-to-date corporate and administrative expenses in 2005 were 16% higher than in 2004. The increase in 2005 is primarily attributable to bonuses paid in the year ended December 31, 2005, being approximately $0.2 million higher than in the same period of 2004. Bonus payments are classified within salaries and management fees.

Legal, audit and accounting costs and trust and filing fees decreased in 2005 as the corresponding amounts in 2004 included costs associated with the Company obtaining its Toronto Stock Exchange listing. These reductions in costs were partially offset by higher shareholder communications and travel and accommodation costs incurred in 2005. The Company expects corporate and administration costs to be approximately $2.5 million in 2006.

The value of stock based compensation allocated to expense was $1,142,000 in 2005 compared to $943,965 in 2004.

	2005	2004
Number of stock options granted	1,945,000	1,725,000
Average exercise price of options granted (CDN$)	$4.57	$2.55

Value of stock based compensation (as determined by Black Scholes option pricing model)	$2,088,000	$1,169,353

Allocated to stock based compensation expense	$1,142,000	$943,965
Allocated to mineral property, plant and equipment	$151,000	$225,388

Unamortized stock based compensation expense at December 31	$795,000	$-

On June 3, 2005, 1,325,000 stock options were granted. The fair value associated with these stock options was estimated to be $1,078,000 of which $927,000 was expensed, and $151,000 was capitalized to mineral property, plant and equipment, based on the nature of the grant. All of the June 3, 2005 options vested immediately on grant, resulting in the entire fair value being recognized in 2005. On December 23, 2005, 620,000 stock options were granted with an estimated value of $1,010,000. Of the 620,000 options granted, 460,000 vest over a two-year period and 160,000 vest over a nine-month period. Accordingly, the fair value of $1,010,000 is amortized to expense over the vesting period and $795,000 of unamortized stock based compensation expense was outstanding at December 31, 2005.

The average exercise price of the 1,945,000 stock options granted in 2005 was CDN$4.57 as compared to CDN$2.55 for the 1,725,000 stock options granted in 2004. The higher exercise price and number of options granted in 2005 resulted in the value of stock based compensation being approximately 79% higher.

Financial Revenues and Expenses

Interest income

The Company earned $856,044 in interest income in 2005 compared to $234,219 in 2004. The higher interest income is the result of higher average cash balances maintained throughout 2005 resulting from the proceeds of the debenture offering in early February 2005.

Interest expense

Interest expense in 2005 of $1,823,609 primarily represented interest on the CDN$50 million, 5.5% convertible debentures issued in February 2005. The interest expense recorded for the year is net of $253,750 of interest costs which directly related to financing construction of the Mine and were capitalized to mineral property, plant and equipment.  During the same period of 2004, $288,149 of interest expense was incurred related to a previous loan which was repaid in December 2004.

Financing charges

Financing charges for the year ended December 31, 2005 amounted to $342,082 as compared to $390,473 in the same period of 2004. In February 2005, the Company incurred financing charges of $1,637,871 with respect to the convertible debenture issuance. Of this amount, $416,000 was allocated to the equity component of the convertible debenture. The remaining costs of $1,221,871 are amortized to expense over the five-year term of the debentures. Accordingly, $223,200 of these costs were recognized in 2005. The other significant component of financing charges in 2005 relates to the revolving credit facility entered into in July 2005. The lender was issued 350,000 warrants exercisable until July 21, 2007 at a price of CDN$5.80. The value of the warrants issued was estimated using the Black Scholes option pricing model at $265,000. This financing charge is deferred and amortized on a straight-line basis over the initial one year term of the credit facility. In 2004, the costs incurred to establish a non-recourse bank facility were charged to operations when the facility was terminated.

Accretion of convertible debenture discount

Accretion expense in 2005 amounted to $1,272,125 (2004 - $nil), net of capitalized accretion of $178,980.

Foreign exchange gain (loss)

The Company incurred a loss on foreign exchange of $711,550 in 2005 primarily due to the strengthening of the Canadian dollar against the United States dollar throughout the year. The foreign exchange rate increased from $1US = $0.81CDN at February 2, 2005, the date the Company completed its convertible debenture issuance to $1US = $0.86CDN at December 30, 2005.

The Company's main foreign currency exposure results from the CDN$50 million debenture liability due in February 2010. Most of the proceeds of the convertible debenture offering were converted into United States dollars to meet funding requirements for construction of the Mine. Consequently the Company has a large Canadian dollar monetary liability with a lesser amount of financial assets in the same currency. As a result, it is exposed to a financial gain or loss when there is a change in the exchange rate between the Canadian dollar and the United States dollar. Management has elected to hedge a portion of this exposure through the purchase of Canadian dollar forward contracts. A portion of the Canadian dollar debt was not hedged throughout 2005 as management anticipated the receipt of Canadian dollars on the exercise of its outstanding warrants with an exercise price of CDN$3.50 scheduled to expire on April 8, 2006. The foreign exchange loss related to the debt portion of the convertible debentures in 2005 amounted to $1.9 million as the Canadian dollar strengthened, increasing the U.S. dollar cost to the Company of settling this obligation. Offsetting the foreign exchange loss on the debenture is the realized foreign exchange gains on Canadian dollar denominated short-term investments and cash held by the Company during the year. In addition, the Company recognized approximately $1.1 million in unrealized foreign exchange gains on fixed price contracts to purchase $26 million Canadian dollars.  In 2006 the Company expects its exposure to fluctuations in foreign exchange rates on account balances to be reduced as monetary assets are expected to be approximately the same as monetary liabilities in each of its non-reporting currencies.

Income Taxes

The Company has not provided for income taxes on a current or future basis in 2005. However, it is anticipated that the Company will provide for future taxes based on planned income attributable to gold sales in Mexico in 2006.  The 2006 statutory tax rates in Mexico and Canada are 29% and 36% respectively.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. The Company began operations at the Mine in the third quarter of 2005. Accordingly, no gold sales revenue was reported for periods prior to the third quarter of 2005. Diluted per share amounts have not been presented as the effect on each quarterly loss would be anti-dilutive.

The quarterly amounts presented in the table below have been re-stated to reflect the new accounting policy the Company adopted in 2005 with respect to mineral exploration.

2005 (restated)	Q1	Q2	Q3	Q4	YTD

Gold production (ounces)	-	-	2,130	5,517	7,647
Gold sales (ounces)	-	-	1,000	4,950	5,950

Gold sales ($000)	-	-	441	2,285	2,726
Loss from operations ($000)	954	2,166	973	2,060	6,153
Loss for the period ($000)	1,381	2,474	2,448	3,143	9,446

Basic and diluted loss per share ($ per share)	0.02	0.03	0.03	0.04	0.12

Cash flow from operations (before changes in non-cash working capital)($000)	(264)	(1,581)	(1,459)	(1,801)	(5,105)

2004 (restated)	Q1	Q2	Q3	Q4	YTD

Loss for the year ($000)	472	1,521	697	2,076	4,766

Basic and diluted loss per share ($ per share)	0.01	0.03	0.01	0.03	0.08

Cash flow from operations (before changes in non-cash working capital)($000)	(406)	(1,070)	(558)	(1,534)	(3,568)

Significant variations in losses in each quarter include:

▪

Non-cash stock-based compensation expense of $927,000 and $215,000 in Q2 and Q4 2005 as compared to $82,775, $469,190 and $392,000 in Q1, Q2 and Q4 respectively of 2004.

▪

Bonus compensation was granted in the amount of $407,600 in Q2 2005 and $215,000 in Q2 2004.

In addition, the quarterly financial results for Q1 through Q4 of 2005 contain charges for accretion, interest and financing charges relating to the convertible debenture issued in February 2005.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the liability portion of a convertible debenture, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at cost, except for the convertible debenture, which approximates its accreted value at each reporting period in United States dollars. The convertible debenture was initially recorded at the discounted value of future cash flows, using the Company's risk adjusted discount rate of 12.6%, and is adjusted quarterly for changes in the Canadian dollar to United States dollar exchange rate. The debenture discount is accreted to the carrying value of the debenture on a quarterly basis. The Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar.

For the year ended December 31, 2005, the Company recorded a foreign exchange loss of $711,550 compared to a foreign exchange gain in the same period of 2004 of $121,668. The Company minimizes its foreign exchange risk by maintaining low net account balances in Canadian dollars and Mexican pesos, to the extent possible. The Company has entered into agreements to acquire $26 million Canadian dollars at fixed future prices to offset a portion of its Canadian dollar debenture liability which is not offset by Canadian dollars on deposit. The Company has placed its cash and cash equivalents in short-term liquid deposits or investments which provide a revised rate of interest upon maturity.

The Company has limited exposure to monetary assets and liabilities denominated in Mexican pesos, but the Company does incur operating costs denominated in both the Canadian dollar and the Mexican peso. Accordingly, the Company's operating costs are affected by changes in foreign exchange rates in those currencies. The Company has elected not to hedge these exposures by buying fixed rate forward contracts in either the Mexican peso or the Canadian dollar as the exchange rate for both currencies has been stable in recent periods and the Company does not anticipate significant volatility in 2006.

At December 31, 2005, the Company had outstanding gold forward contracts to sell 2,000 ounces of gold in January 2006. These contracts were not designated as hedges at inception. The mark-to-market valuation of these contracts resulted in a loss of $93,600. The Company contracts for future gold sales to closely match expected delivery dates within the current financial quarter. At this time, the Company does not anticipate entering into long-term forward sales contracts as the gold price currently appears to have some upward bias due to strong physical and investment demand. The Company will continually monitor the effectiveness of this policy.

Investment in Mineral Property, Plant and Equipment

Cash invested in mineral property, plant and equipment for the year ended December 31, 2005 was approximately $58 million. Construction of the Mine was substantially completed in December 2005 at a total cost of approximately $74 million after the allocation of $2.5 million of non-essential work to Phase II. This compared to the budgeted amount to complete the initial phase of $73.4 million, although some projects, such as a permanent truck shop, were removed from the construction budget and allocated to future sustaining capital. The variance over the budgeted amount is primarily due to higher than budgeted costs associated with refurbishing and installing the crusher and conveying system. Phase I leach pad costs were also higher than budget. Mining capital and equipment costs were lower as a result of purchasing some used mining equipment. Allocations from contingency and cost escalation compensated for substantially all specific cost area over-runs.

During the year, the Company commenced a planned expansion of the Mine from a budgeted rate of 10,000 tonnes of ore per day to 15,000 tonnes of ore per day to more closely align production with the capacity at the crusher/conveyor and gold recovery plant.  Approximately $20 million was budgeted for this expansion, which included $10.4 million for additional haulage equipment in 2005. The equipment was acquired in 2005 ahead of mining requirements in order to supplement the Company's existing mining equipment and to replace construction contractors' equipment which generally did not meet the performance and availability stipulated in the contracts. An additional $10 million is planned to be spent in 2006 for loaders, dozers, graders and Mine infrastructure to support the Mine expansion. Included in the planned expansion for 2006 is $1.9 million of capital for leach pad expansion to accommodate the additional expansion tonnage. The crusher, conveyor and plant currently have sufficient capacity to handle the additional planned output.

Major cost areas and variances from the approved budget for the Mulatos Mine Project were:

Mulatos Mine Project Costs
(000s)		Estimated Cost	Variance
Cost Area	Budget	at Completion	fav (unfav)
	$	$	$
Mining Capital	12,587	10,480	2,107
Crushing	12,257	21,088	(8,831)
Leaching	7,985	10,675	(2,690)
Carbon Plant / ADR	2,721	4,173	(1,452)
Utilities and infrastructure	12,757	13,527	(770)
Engineering, procurement and construction management	4,106	4,606	(500)
Contingency, escalation and other	9,398	-	9,398
Owner's cost	11,680	9,689	1,991
Totals	73,491	74,238	(747)

The Company recorded an increase of $2,050,000 in the valuation of its asset retirement obligation in 2005. This increase in the valuation reflects the future liabilities incurred during the period based on completion of construction of the Mine. The valuation of the asset retirement obligation reflects the discounted cash flows anticipated for future removal and site restoration and is added to the cost of mineral property and mine development. Project closure costs include waste dump cover, heap leach closure, equipment decommissioning and removal.  This is in addition to progressive reclamation of the waste dumps.

Mineral property held for sale

In November 2005, the Company entered into a letter agreement with Morgain Minerals Inc. ("Morgain") to sell the La Fortuna property for consideration of five million common shares of Morgain. The Company and Morgain also intend to enter into a Technical Services Contract for a 1% net smelter royalty ("NSR") on future production from the La Fortuna property. The La Fortuna property has a carrying value of $1,012,538. In addition, the value of any intercompany book debt due to the Company will also be assigned to Morgain. The fair value of the Morgain common share consideration as at March 15, 2006 was approximately $2.0 million. No gain on disposition will be recorded as the transaction will be accounted for as a non-monetary exchange. This mineral property has been classified as held for sale on the consolidated balance sheet. Shareholder and regulatory approvals are not required for the sale of La Fortuna by the Company.

Exploration and mine development activities

During 2005, the Company invested $4.7 million in exploration and development activities. This investment was lower than the budgeted level of $6 million. The Company experienced slower than anticipated underground drift development and delayed surface drilling due to weather related issues and longer than anticipated negotiations for surface access to drill sites.

Exploration activities during the year were focused on areas in close proximity to the Estrella Pit, specifically El Salto, Mina Vieja and Escondida. A breakdown of the exploration expenditures by project is presented in the table below:

Project name	2005 ($000)	2004 ($000)
Escondida	1,403	-
Mina Vieja/Mulatos	1,173	472
El Salto	198	-
Bajios	485	578
El Realito	314	342
El Victor	513	-
Jaspe	306	-
Other	258	88
	4,650	1,480

The El Salto resource area is located directly northeast of the Estrella Pit, and Mina Vieja adjoins the El Salto area to the east and is the site of the historic production at Mulatos. A reserve estimate is expected shortly to add to the proven and probable reserves currently at Estrella. The timeline for completion of the reserve estimate was extended in order to complete 26 drill holes not in the original plans that were added to follow mineralization extensions, and to complete additional check assays at the request of the consultant completing the resource model.

A development drift connecting the Escondida and El Victor zones was initiated to complete development drilling from underground along a two-kilometer mineralized structural corridor. Approximately 1,083 meters of a total 1,775 meter drift has been completed from portals at opposing ends of the drift. A third drift with 185 meters of total development has been completed for underground drill access in the eastern portion of the El Victor zone. Good ore-grade continuity has been established in the development zones. Most of the development muck taken from the drift (93% from the Escondida portal and 64% from El Victor) has been ore-grade material averaging over 1.0 g/t. A total of 9,381 tonnes of material at 1.37 g/t gold has been trucked to the leach pad from the Escondida drift and 9,393 tonnes at 0.96 g/t gold from El Victor.

Drill stations have been established for drilling of a minimum of 70 holes, with two underground core rigs currently drilling in the Escondida zone and one at El Victor. To date, 52 holes (4,827 meters) have been completed at Escondida and 23 holes (1,750 meters) at El Victor. Assay results are released when the results become available.

A ventilation hole drilled from the surface into the Escondida development drift encountered a higher-grade zone at the top of the Escondida deposit, with the hole returning 12.2 g/t over 10.67 meters. Fifteen step-out reverse circulation holes intersected native gold mineralization with local bonanza grades. The best intercept was 29.0 meters of 71.0 g/t Au, including an interval of 7.6 meters of 199.0 g/t Au. A total of 52 holes (4,827 meters) have been completed in this high-grade zone.

In addition, the Company is currently drilling regional grass roots targets at El Realito (Phase II) consisting of a planned 38 hole drill campaign on a large soil gold anomaly north of previous mine workings. At the West Bajios Project, 44 holes have been drilled to date in an area of concealed thick silica alteration.

The Company has budgeted approximately $4 million in 2006 for drifting, drilling and metallurgy for the Escondida/El Victor underground programs.  Approximately $1.6 million is planned for regional exploration, with an additional $0.9 million intended for follow-up work, if warranted.

Liquidity and Capital Resources

In February 2005, the Company issued a $40.3 million (CDN$50 million) 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010, net of a 3.5% underwriters' fee. The debenture bears interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debenture is convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures. In certain circumstances, the debenture may be redeemed in whole or in part at the option of the Company after February 15, 2008.

The debenture is classified as a liability with the exception of the portion relating to its conversion features, which is classified as an equity component, resulting in the carrying value of the debenture being less than its face value. The discount is being accreted over the term of the debenture.

The Company has put in place an unsecured $10 million revolving line of credit with a bank, available for general corporate purposes. Subsequent to year end on February 7, 2006 the bank increased the amount available to the Company from $10 million to $16 million. As at March 15, 2006, $6 million had been drawn on this facility.

At the end of 2005 the Company had $4.5 million in cash and cash equivalents compared to $28.1 million (which includes short-term investments) at December 31, 2004. The Company also had $1.2 million in funds set aside to pay interest on the convertible debentures due in February 2006, in accordance with the terms of the trust indenture. In February 2006, $1.2 million was paid as interest to the debenture holders from the trust account, and the Company deposited an additional $2.4 million with the debenture trustee to fund interest payments due in August 2006 and February 2007.

At December 31, 2005, the Company had $13.0 million in working capital, a decrease from the working capital balance of $29.0 million at December 31, 2004. Cash, cash equivalents and short-term investments were $23.6 million lower than the balances at December 31, 2004. The Company received $48.1 million in new funding, primarily from a $40.3 million convertible debenture issue in February 2005, and invested $58 million in mineral property plant and equipment, plus cash outflows of $12.7 million from operations, including $8.9 million for finished product, in-process precious metals and parts and supplies inventory. The investment in in-process inventory reflects the cost of pad-loading and stockpiling gold-bearing material undergoing processing into a gold/silver dore product.

Accounts payable and accrued liabilities increased from $0.9 million at December 31, 2004 to $5.3 million at December 31, 2005 primarily reflecting the inclusion of payables related to mining operations. Interest payable of $0.9 million is related to the convertible debenture for the period from the last interest payment date on August 15, 2006 to the end of the year. In the fourth quarter of 2005, the Company entered into capital lease agreements for mining equipment. The total outstanding capital lease obligation was $4.8 million at December 31, 2005 of which the current portion of $1.2 million is included in working capital.

The Company expects to have a Mine working capital requirement of approximately $13-15 million throughout 2006, depending on the level of in-process precious metals and parts and supplies inventory, and the timing of recovery of refundable sales taxes, up from the current level of $12.2 million which includes short-term contractor advances and recoverable taxes.  The value of in-process inventory is expected to increase as production levels ramp up to an expected target of 15,000 tonnes of ore per day. Approximately $1.2 million plus interest is payable annually on the Company's capital lease obligations. No principal payments are required on the debenture until February 2010.

Subsequent to December 31, 2005, the Company received over $8 million from the exercise of stock options and warrants. The Company expects to receive an additional $6.8 million from the exercise of warrants that are due in April 2006. With the addition of these funds and anticipated cash flow from operations, the Company expects that it will have sufficient liquidity to meet its operating, capital and working capital requirements for 2006. In addition, the Company has $10 million in unused lines of credit. The Company expects to extend the term of its existing credit facility after July 2006, but has not yet entered into discussions with its lender.

Off-Balance Sheet Arrangements

The Company has entered into certain foreign exchange forward and gold sales contracts which may, in certain circumstances, be classified as off-balance sheet arrangements. In 2005, due to the nature of the contracts entered into, the mark-to-market value of these contracts was recorded on the balance sheet.

The Company has entered into agreements to acquire $16 million Canadian dollars in 2007, and $10 million Canadian dollars in the first quarter of 2006 at a fixed price to offset a portion of its Canadian dollar debenture liability which is not offset by Canadian dollars on deposit. As at December 31, 2005, the Company had recorded an unrealized foreign exchange gain of $1.1 million on these contracts. After December 31, 2005 one contract to acquire CDN$6.0 million at a fixed cost of 1.1952 came due and was not renewed or extended, resulting in a realized foreign exchange gain of $174,000.

At year end, the Company had contracts to sell 2,000 ounces of gold to a counter-party in January 2006, resulting in a mark-to-market loss of $93,600 recorded as an unrealized forward contract loss. If the contracts had qualified for hedge accounting treatment and the Company designated the contracts as hedges, the value of the contracts would have been recorded only in the future sales period designated by the Company.

Commitments Table (by period)

The following table presents information with respect to the Company's contractual obligations as at December 31, 2005:

	PAYMENTS DUE BY PERIOD ($)
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2- 3 YEARS	4 - 5 YEARS	MORE THAN 5 YEARS
Long-term debt obligations(1)	52,320,000	2,360,000	4,720,000	45,240,000	-
Bank debt	3,000,000	3,000,000	-	-	-
Capital lease Obligations(2)	5,900,000	1,200,000	2,400,000	2,300,000	-
Future currency purchases	26,000,000	10,000,000	16,000,000	-	-
Liabilities reflected on the Company's Balance Sheet under the GAAP of the primary financial statements (3)	4,264,000	-	-	-	4,264,000
Total	91,484,000	16,560,000	23,120,000	47,540,000	4,264,000

Contractual obligations exclude expenses, except as noted, of a fixed nature expected to be incurred in the normal course of operations.

(1)

Based on December 31, 2005 US/CDN exchange rate. The Company issued CDN$50 million ($40.3 million) in convertible debentures due in February, 2010, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 5.5%.

(2)

Cash flows relating to capital leases, presented on a non-discounted cashflow basis

(3)

Estimated asset retirement obligations, presented on a non-discounted cashflow basis.

Production royalties, on a sliding scale to the price of gold, at 5% of gold revenue with gold above $400 per ounce, are a contractual obligation once commercial production (as defined in the agreement) is attained, but cannot reasonably be estimated as they are a function of the price of gold and production rate, neither of which can be ascertained with any certainty.

Related Party Transactions

The Company received consulting services from one director on a fee for services plus retainer basis, resulting in an ongoing commitment. Total contractual fees paid were

$69,440 compared to $475,723 paid in 2004 to a director and officer of the Company. In 2004, consulting services were subject to the terms of an annual renewable services contract for an officer and director. The form of this services contract was discontinued in the fourth quarter of 2004. These transactions have occurred in the normal course of operation and are measured at their fair value.

New Accounting Policies

In the third quarter of 2005, the Company achieved its first gold production from the Mulatos Mine. Accordingly, new accounting policies related to revenue recognition, in-process precious metals inventory and parts and supplies inventory were adopted. The Company also entered into long-term leases which are accounted for as capital leases based on the terms of the agreements.

Under "Critical Accounting Estimates" below, the impact of adopting a more conservative approach to accounting for exploration and development expenditures is presented. This policy was adopted retroactively with restatement of prior periods and resulted in increasing the loss in 2004 by $994,591 and in 2005 by $1,889,060 from the loss that would have been recorded in those years had the Company maintained its previous accounting policy for exploration and development expenditures.

Outstanding Share Data

The table below describes the terms associated with the Company's outstanding and diluted share capital:

As at March 15, 2006
Common shares
- Common shares outstanding	80,306,632

Warrants
- Exercisable at CDN$3.50 until expiry on April 8, 2006	2,262,500
- Exerciable at CDN$5.80 until expiry on July 21, 2007	350,000
2,612,500
Stock options
- Average exercise price CDN$3.04. Approximately 90% vested.	4,661,983

Convertible debentures
- Face value CDN$50 million. Convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures.	9,433,960

Diluted number of common shares outstanding	97,015,075

Internal Control

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

In 2005, new internal controls were implemented at the Company's Mine operations for expenditures, revenue recognition and in-process precious metals inventory. A new purchasing, warehousing, accounting and reporting software package is being implemented in conjunction with the new mining operation. New payroll software and administration will replace a third-party payroll service, and new process controls will be implemented for that function.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company recently changed its accounting policy for mineral development expenditures, in conjunction with establishing itself as a gold producer. The Company follows a relatively conservative policy for recording mineral property acquisition costs and related mineral exploration and development expenditures. Property acquisition costs are capitalized until the properties are either placed into production, sold, abandoned or written down, where appropriate. Where the fair value of the property cannot be supported objectively through a cash flow analysis due to a lack of measured proven and probable reserves, the Company looks to other indicators of value, such as recent property sales for other properties in a similar locale and at a similar stage of development. The Company's accounting policy for mineral exploration and development expenditures is to expense exploration costs on new projects which do not contain proven and probable reserves until such reserves are objectively established, except where a property is contiguous with a mineral property that has proven and probable reserves, and it is reasonable to believe that further drilling or other means of development can extend proven and probable reserves to that mineral property. The policy is consistent with other mining companies in Canada and is consistent in all material respects with the procedures prescribed by the Securities and Exchange Commission in the United States. The change in accounting policy will result in a lower level of recorded assets and higher deficit each year. Annual exploration expense will more accurately reflect expenditures incurred during the year rather than decisions to write-off a property and related expenditures when it is determined to be uneconomic.

The Company accounts for its in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery of payable metals from laboratory tests and from ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 15 to the Financial Statements. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make several assumptions as to future events, including: an estimate of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made. The fair value of the compensation is either expensed or capitalized as a mineral property development cost depending on the nature of the grant. One factor which may serve to reduce the value of future grants is the expected lower volatility of the Company's share price as it makes a transition from an exploration company to a producing company. Conversely, a higher expected share price may serve to increase the value of future grants.

The Company is required to determine the expected value of the estimated costs of asset retirement obligations and to recognize this value as a liability when reasonably determinable. This valuation is added to the cost of the relevant mineral property on the consolidated balance sheets, and amortized as an expense in the consolidated statements of operations when the mineral property is in production. Asset retirement costs include future removal and site restoration. Key assumptions in determining the amount of liability are total undiscounted cash outflows; expected timing of payment of the cash outflows; and appropriate discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to accretion expense in the statement of operations. The Company conducted an initial study in 2005 and will update it from time to time as more information becomes available. Most reclamation will occur at the end of the mine life, expected to be in 10 years based on expected mine proven and probable reserves and rate of mining.

Outlook

The Company expects to update its reserve estimate at the Mine shortly, encompassing recent infill drilling at El Salto/Mina Vieja. The Company also anticipates that drilling at Escondida will result in resource and proven and probable reserve revisions in 2006.

The Mine will continue to expand production to achieve its target of 15,000 tonnes per day. Crusher throughput is currently averaging over 6,000 tonnes per day over a 30-day period, with peak throughput exceeding 11,000 tonnes per day. Crusher production is supplemented with run-of-mine material. Over 904,500 tonnes grading 1.6 g/t gold have been placed on the leach pad in the first 74 days of 2006.

Production in 2006 is expected to be between 140,000 and 155,000 ounces of gold at an average cash operating cost (exclusive of royalties) of between $210 and $225 per ounce of gold. Cash operating costs are expected to be higher at the beginning of 2006 as higher cost in-process inventory from 2005 gets processed on site as dore and is subsequently refined and sold.

Exploration activities are expected to continue at several targets within the Salamandra group of concessions. The Company is also looking to complete the drill program on the Escondida Hanging Wall Zone and outline the extent of mineralization, as well as complete the Escondida and El Victor underground drilling. Underground mineral development will continue through the Gap zone with drift completion scheduled for the third quarter of 2006.

Risk Factors and Uncertainties

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations and hiring qualified people and obtaining necessary services in jurisdictions where the Company operates.  The current trends relating to these factors are favourable but could change at any time and negatively affect the company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance:

Industry

The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise.  Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development.  The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.

Commodity Price

The value of the Company's mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company's properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company's common shares and the value of the Company's properties. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world.  The price of gold has increased significantly in the past several years. As of December 31, 2005, the London PM Gold fix closing price for gold was US$513.00 per ounce.  The current gold price is significantly above impairment levels. The Company has elected not to engage in significant forward selling, as a number of gold mining companies have been adversely affected by maintaining a substantial forward sales book in the face of a rising gold market. At the 2006 expected rate of production, a $1 change in the price of gold per ounce would change revenue, income and cash flow by approximately $150,000 annually, before tax charges.

Currency

The Company is subject to currency risks. The Company's functional currency is the United States dollar, which is subject to recent fluctuations against other currencies. The Company's primary operations are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos.  The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars, Mexican pesos and Canadian dollars and has monetary assets and liabilities in U.S. and Canadian dollars and Mexican pesos. Specifically, the Company's convertible debenture liability of CDN$50 million is denominated in Canadian dollars. The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.7854 to US$0.8754 for CDN$1 in 2005 and US$0.7156 to US$0.8491 for CDN$1 in 2004. As such, the Company's results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.  While the Company has mitigated some balance sheet risk for Canadian dollar liabilities, it has not undertaken to mitigate transactional volatility in either the Mexican peso or the Canadian dollar at this time. A 1% change in Canadian dollar valuation would impact administration costs by approximately $25,000 annually; a 1% change in Mexican peso valuation would impact operating costs by approximately $200,000 annually.

Business

The Company has limited financial resources which could affect its ability to carry out its business plan. The Company's ability to secure fixed gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is appropriate. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.

Competitive

The Company's business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties.  Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.  The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operations and business.

Country

The Company conducts exploration, mine development and mining and production activities in Sonora, Mexico. Mexico is a developing country and obtaining financing, finding or hiring qualified people or obtaining all necessary services for the Company's operations in Mexico may be difficult. Mexico's status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects.

The acquisition of the right to exploit mineral properties is a detailed and time-consuming process.  Although the Company is satisfied it has taken reasonable measures to ensure an unencumbered right to exploit the Salamandra Concessions, no assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company.

While the Company has entered into a surface agreement with the Ejido Mulatos and has entered into agreements to purchase all of the surface rights covered by that agreement from the individual Ejido members to whom they have been assigned, the transfers of title to these surface rights are currently being registered under Mexican law.  The registration process is a lengthy one and until title to the properties is registered in the Company's name, the Company cannot be certain of enjoying undisputed rights to the surface rights or that registration will be completed as planned or at all.

Environmental

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Specifically, the Company activities related to its Salamandra Concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico.  Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAP.  Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Regulatory

The Company's activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.  Specifically, the Company's activities related to its Mulatos Mine and the Salamandra group of concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comision Nacional del Aqua ("CAN"), which regulates water rights, and the Mexican Mining Law.  Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.  The Company' mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties.  Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

A number of other approvals, licenses and permits are required for various aspects of mine development.  While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner.  Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities within the Company's Salamandra Concessions or any other projects with which the Company becomes involved.  Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Estimates

The mineral reserves and resource estimates of the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among others. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations. Based on expected 2006 production rates, a 1% change in expected rate of recovery of gold from ores would result in a $3 per ounce change in cash costs, and approximately $450,000 change in income and cash flow annually, before tax charges.  A 1% change in cash cost per tonne of ore would result in a $2 per ounce change in cash cost, and approximately $300,000 change in income and cash flow annually, before tax charges.

Dependence on Management

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company. The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.  The Company is dependent, in particular, on its President and Chief Executive Officer, John McCluskey and its Chief of Operations, John Van De Beuken.  Key man life insurance is not in place on Messrs. McCluskey or Van De Beuken. If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

Legal

Substantially all of the Company's assets are located outside of Canada, and are held indirectly through foreign affiliates. It may be difficult or impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company's assets located outside of Canada.

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company's plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining production, operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The nature of risks and uncertainties are discussed more fully in the Annual Information Form filed by the Company available at www.sedar.com.

Return to Exhibit List

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

Date: March 3, 2006	By:	(signed) “John A. McCluskey” John A. McCluskey Chief Executive Officer

Return to Exhibit List

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

Date: March 3, 2006	By:	(signed) “Jon Morda” Jon Morda Chief Financial Officer

Return to Exhibit List

99.3

CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamos Gold Inc. (the “Company”) on Form 40-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John A. McCluskey, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 3, 2006

(signed) “John A. McCluskey”

John A. McCluskey

Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Alamos Gold Inc. and will be retained by Alamos Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Return to Exhibit List

99.4

CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamos Gold Inc. (the “Company”) on Form 40-F for the period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jon Morda, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 3, 2006

(signed) “Jon Morda”

Jon Morda

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Alamos Gold Inc. and will be retained by Alamos Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Return to Exhibit List

99.5

CONSENT OF ERNST & YOUNG LLP CHARTERED ACCOUNTANTS

ERNST & YOUNG

Ernst & Young LLP
Ernst & Young Tower
Toronto-Dominion Centre
222 Bay Street, P.O. Box 251
Toronto, ON M5K 1J7

Phone: (416) 864-1234
Fax: (416) 864-1174
www.ey.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Alamos Gold Inc.
Form 40-F

We consent to the incorporation by reference of our report dated March 3, 2006 and our comments for U.S. readers dated March 3, 2006, each relating to the consolidated balance sheet of Alamos Gold Inc. (the "Company") as at December 31, 2005 and the consolidated statement of operations and deficit and cash flows for the year then ended, in this Annual Report on Form 40-F of the Company for the year ended December 31, 2005 and in the Registration Statement (Form S-8 No. 333-120622) pertaining to the 2003 Stock Option Plan and the Stock Option Agreements of the Company.

Ernst & Young LLP

Chartered Accountants
Toronto, Ontario Canada
March 3, 2006

A Member of Ernst & Young Global

Return to Exhibit List

99.6	Consent of M3 Engineering and Technology Corp.

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

Dated this 30th day of March, 2006.

By: [signature]
M3 Engineering and Technology Corporation

2440 W. Ruthrauff Rd., Suite 170 • Tucson, Arizona 85705 • (520) 293-1488
FAX No. (520) 293-8349
Equal Opportunity Employer

Return to Exhibit List

99.7	Consent of M3 Mexicana

M3 MEXICANA
S. de R. L. de C. V.
VERACRUZ Y 12 DE OCTUBRE • HERMOSILLO, SONORA, MEXICO • CP. 83190 • TEL: (662) 210-54-00, FAX: (662) 210-54-04

CONSENT

TO:

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

Dated this 30th day of March, 2006.

By: ______________________
M3 Mexicana

M3 ENGINEERING & TECHNOLOGY CORPORATION
2440 W. Ruthrauff Rd., Suite 170 • Tucson, Arizona 85705
(520) 293-1488 • FAX (520) 293-8349

Equal Opportunity Employer

Return to Exhibit List