Form 40-F/A
period 2005-12-31
ALAMOS GOLD INC
filed 2006-03-31
CIK 1178819

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

Return to Exhibit List

99.5

CONSENT OF ERNST & YOUNG LLP CHARTERED ACCOUNTANTS

Return to Exhibit List

99.6	Consent of M3 Engineering and Technology Corp.

Return to Exhibit List

99.7	Consent of M3 Mexicana

Return to Exhibit List