Form 40-F
period 2014-12-31
ALAMOS GOLD INC
filed 2015-03-31
CIK 1178819

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 127,357,486 Common Shares, Without Par Value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes  ☐            No   ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):

(a)	Annual Information Form, dated March 30, 2015 for the Year Ended December 31, 2014 (filed as Exhibit 99.1 hereto);

(b)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2014 (filed as Exhibit 99.2 hereto); and

(c)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2014 and December 31, 2013 including Consolidated Statements of Financial Position as at December 31, 2014 and December 31, 2013 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2014 and December 31, 2013 and Related Notes, together with the Auditor’s Reports thereon, contained therein (filed as Exhibit 99.3 hereto).

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

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’s expectations include risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those risk factors described in the section entitled “Risk Factors” in Alamos’s Annual Information Form, dated March 30, 2015 for the Year Ended December 31, 2014, attached hereto as Exhibit 99.1. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.

(b)	Disclosure Controls and Procedures.

As of the end of Alamos’s fiscal year ended December 31, 2014, Alamos’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, Alamos’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Alamos’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(2) Management assessed the effectiveness of Alamos’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Based on this assessment, management concluded that, as of December 31, 2014, Alamos’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in Alamos’s internal control over financial reporting as of December 31, 2014.

(4) Ernst & Young LLP (“Ernst & Young”), the independent registered chartered professional accountants that audited Alamos’s consolidated financial statements for the fiscal year ended December 31, 2014, has issued its opinion on Alamos’s internal control over financial reporting (the “Attestation Report”).

(d)	Attestation Report of the Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F.

(e)	Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2014, there were no changes in Alamos’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Alamos’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Experts

Alamos’s board of directors has determined that each of David Fleck and Paul Murphy members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each of Anthony Garson, Paul Murphy and David Fleck is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”)).

Code of Ethics

Alamos has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all of its directors, officers and employees.

The Code of Ethics is available for viewing on Alamos’s website at www.alamosgold.com and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Amber Howell, Assistant Corporate Secretary of Alamos, 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to ahowell@alamosgold.com.

All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any director, officer or employee of Alamos, will be posted promptly on Alamos’s website.

Principal Accountant Fees and Services

Ernst & Young is Alamos’s external auditor. From time to time, Ernst & Young has provided consulting and other non-audit services to Alamos and its subsidiaries.

The information set forth under the heading “External Auditor Service Fees (By Category)” of Alamos’s annual information form for the fiscal year ended December 31, 2014, attached hereto as Exhibit 99.1, is incorporated by reference herein.

The audit committee of Alamos’s board of directors has determined that the provision of these services is compatible with the maintenance of the independence of Ernst & Young .

Pre-Approval Policies and Procedures

Alamos’s audit committee has adopted specific policies and procedures for the engagement of non-audit services that require the auditors to submit to the audit committee a proposal for services to be provided and a cost estimate for approval. For the fiscal year ended December 31, 2014, Alamos’s audit committee approved approximately $69,500 in tax fees.

Off-Balance Sheet Arrangements

Alamos does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40-F).

Disclosure of Contractual Obligations

The information provided in the management’s discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2014 incorporated by reference in this Form 40-F contains Alamos’s disclosure of contractual obligations and is incorporated by reference herein.

Identification of the Audit Committee

Alamos has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Alamos’s audit committee are: David Fleck (Chairman), Paul Murphy and Anthony Garson.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Alamos is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

Alamos’s annual audited consolidated financial statements as at and for the fiscal year ended December 31, 2014 filed with this Form 40-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Alamos adopted IFRS on January 1, 2011, with a transition date of January 1, 2010. Prior to January 1, 2010, Alamos prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Under IFRS 1, IFRS is applied retrospectively at the transition date of January 1, 2010 with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings (deficit) unless certain exemptions are applied. Accordingly, Alamos’s financial statements, including those prepared after the date of this Form 40-F, may not be comparable to those prepared by U.S. companies. In addition, Alamos is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

The documents incorporated by reference into this Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Form 40-F have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

The directors who have been determined to be independent on this basis are: Anthony Garson, Paul Murphy, David Gower, Ken Stowe and David Fleck.

Presiding Director at Meetings of Independent Directors

Alamos schedules regular meetings in which its independent directors meet without the participation of management and non-independent directors. Paul Murphy, the chair of the board of directors, serves as the chair at such sessions.

Communication with Independent Directors

Shareholders may send communications to the registrant’s independent directors by contacting Amber Howell, Assistant Corporate Secretary of Alamos, 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5, telephone: (416) 368-9932. Alternatively, communications may be sent by e-mail to ahowell@alamosgold.com. Communications will be referred to Paul Murphy, Chairman of the Board of Directors of Alamos, for appropriate action. The status of all outstanding concerns addressed to Amber Howell will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Alamos’s corporate governance principles are available for viewing on its web site at www.alamosgold.com under Our Governance.

Board and Committee Charters

Alamos’s board of directors mandate and the charters for its audit committee, compensation committee, technical, environmental, social and employees’ health and safety committee, and corporate governance and nominating committee are available for viewing on its web site at www.alamosgold.com under Our Governance and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Amber Howell, Assistant Corporate Secretary of Alamos, 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to ahowell@alamosgold.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2014, Alamos did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

Date: March 31, 2015	ALAMOS GOLD INC.

	By:	/s/ James Porter
	Name:	James Porter
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Annual Information Form, dated March 30, 2015, for the Year Ended December 31, 2014

99.2	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2014

99.3	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2014, including Consolidated Statements of Financial Position as at December 31, 2014 and December 31, 2013 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2014 and December 31, 2013 and Related Notes, together with the Auditor’s Reports thereon, contained therein

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Ernst & Young LLP