Form 40-F
period 2015-12-31
ALAMOS GOLD INC
filed 2016-03-24
CIK 1178819

36566-2003 21045125.4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 40-F (Check One) Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2015 Commission file number: 001-35783 ALAMOS GOLD INC. (Exact name of registrant as specified in its charter) British Columbia 1040 Not Applicable (Province or other jurisdiction of incorporation or organization) (Primary Standard Industrial Classification Code Number (if applicable)) (I.R.S. Employer Identification Number) Brookfield Place, 181 Bay Street, Suite 3910 Toronto, Ontario, Canada, M5J 2T3 (416) 368-9932 (Address and Telephone Number of Registrant’s Principal Executive Offices) Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 Attention: Mile T. Kurta (212) 880-6000 (Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States) Securities registered or to be registered pursuant to Section 12(b) of the Act. Title of Each Class Name Of Exchange On Which Registered Common Shares, Without Par Value The New York Stock Exchange Securities registered or to be registered pursuant to Section 12(g) of the Act: None Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares, Without Par Value For annual reports, indicate by check mark the information filed with this Form: Annual Information Form Audited Annual Financial Statements Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 257,070,005 Common Shares, Without Par Value Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes No Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes No

36566-2003 21045125.4 - 2 - FORM 40-F Principal Documents The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”): (a) Annual Information Form, dated March 22, 2016 for the Year Ended December 31, 2015 (filed as Exhibit 99.1 hereto); (b) Management’s Discussion and Analysis for the Year Ended December 31, 2015 (filed as Exhibit 99.2 hereto); and (c) Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2015, including Consolidated Statements of Financial Position as at December 31, 2015 and December 31, 2014 and Consolidated Statements of Comprehensive Loss, Changes in Equity and Cash Flows for the Years Ended December 31, 2015 and December 31, 2014 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2015, contained therein (filed as Exhibit 99.3 hereto). FORWARD-LOOKING STATEMENTS This Form 40–F and the exhibits attached hereto contain “forward–looking statements” within the meaning of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian securities laws, concerning Alamos Gold Inc.’s (“Alamos” or the “registrant”) plans for its properties and other matters. All statements other than statements of historical fact included in this Form 40–F and the exhibits attached hereto, including, without limitation, statements regarding forecast gold production, gold grades, recoveries, waste- to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward- looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable, and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward- looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’s expectations include risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those risk factors described in the section entitled “Risk Factors” in Alamos’s Annual Information Form, dated March 22, 2016 for the Year Ended December 31, 2015, attached hereto as Exhibit 99.1. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

- 3 - ADDITIONAL DISCLOSURE Certifications and Disclosure Regarding Controls and Procedures (a) Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F. (b) Disclosure Controls and Procedures. As of the end of Alamos’s fiscal year ended December 31, 2015, Alamos’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, Alamos’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Alamos’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. It should be noted that, while Alamos’s principal executive officer and principal financial officer believe that Alamos’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Alamos’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. (c) Management’s Annual Report on Internal Control Over Financial Reporting. (1) Management of Alamos is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, Alamos’s Chief Executive Officer and Chief Financial Officer and effected by Alamos’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. (2) Management assessed the effectiveness of Alamos’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. (3) Management conducted an evaluation of the design and operation of the Corporation’s internal control over financial reporting as of December 31, 2015, and the results are disclosed under the heading “Internal Control over Financial Reporting” in Management's Discussion & Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F. (4) KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’s consolidated financial statements for the fiscal year ended December 31, 2015, has issued its opinion on Alamos’s internal control over financial reporting (the “Attestation Report”). (d) Attestation Report of the Registered Public Accounting Firm. KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’s consolidated financial statements for the fiscal year ended December 31, 2015, has issued its opinion on the effectiveness of Alamos’s internal control over financial reporting as of December 31, 2015 (the “Attestation Report”). The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F. (e) Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2015, there were no changes in Alamos’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Alamos’s internal control over financial reporting.

- 4 - Notices Pursuant to Regulation BTR None. Audit Committee Financial Experts Alamos’s board of directors has determined that each of Ronald Smith, David Fleck and Patrick Downey, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each of Ronald Smith, David Fleck and Patrick Downey is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”)). Code of Ethics Alamos has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all of its directors, officers and employees. The Code of Ethics is available for viewing on Alamos’s website at www.alamosgold.com and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Nils Engelstad, Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com. The Code of Ethics, and all waivers of the Code of Ethics with respect to any director, officer or employee of Alamos, will be posted promptly on Alamos’s website. Principal Accountant Fees and Services KPMG is Alamos’s external auditor. The information set forth under the heading “External Auditor Service Fees (By Category)” of Alamos’s annual information form for the fiscal year ended December 31, 2015, attached hereto as Exhibit 99.1, is incorporated by reference herein. The audit committee of Alamos’s board of directors has determined that the provision of these services is compatible with the maintenance of the independence of KPMG. Pre-Approval Policies and Procedures The Audit Committee shall pre-approve all audit and non-audit services provided by the independent auditors and not engage the independent auditors to perform the specific non-audit services prohibited by law or regulation. Off-Balance Sheet Arrangements Alamos does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40-F). Disclosure of Contractual Obligations The information provided under the heading ‘Commitments’ in the management’s discussion and analysis for the year ended December 31, 2015 included in Exhibit 99.2 attached hereto, incorporated by reference in this Form 40-F contains Alamos’s disclosure of contractual obligations and is incorporated by reference herein. Identification of the Audit Committee Alamos has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Alamos’s audit committee are: David Fleck, Patrick Downey and Ronald Smith (Chairman).

- 5 - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES Alamos is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare documents incorporated by reference in this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The documents incorporated by reference into this Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the documents incorporated by reference into this Form 40-F have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre–feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Form 40-F and the documents incorporated by reference herein containing descriptions of Alamos’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. TAX MATTERS Purchasing, holding or disposing of Alamos’s securities may have tax consequences under the laws of the United States, Canada and other jurisdictions that are not described in this Form 40-F. NYSE CORPORATE GOVERNANCE Alamos’s common shares are listed on the NYSE. Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit “foreign private issuers” (as defined in Rule 3b-4 under the Exchange Act) to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which Alamos’s corporate governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

- 6 - Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote. Alamos’s quorum requirement is set forth in its Articles. A quorum for a meeting of Alamos’s shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting. Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to the SEC’s proxy solicitation and disclosure rules. As a foreign private issuer, Alamos is exempt from the proxy solicitation and disclosure rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Alamos solicits proxies in accordance with applicable rules and regulations in Canada. Shareholder Approval Requirement: Alamos intends to follow Toronto Stock Exchange (“TSX”) rules for shareholder approval of new issuances of its common shares. In accordance with TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of Alamos; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six-month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six-month period. Equity Compensation Plans: Unlike the NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements settled solely in cash or with shares purchased in the open market at fair value or for amendments to such arrangements. Alamos intends to comply with the TSX rules that require a listed company to obtain shareholder approval of any share compensation arrangement that involves the issuance of shares from treasury or to make amendments to such arrangements that require shareholder approval (in accordance with the TSX rules and the terms of such arrangement). The foregoing are consistent with Canadian laws, customs and practices. Independence of Directors Alamos’s board of directors has determined that eight of its nine directors, comprising a majority of the board, are “independent directors,” as that term is defined in the rules of the NYSE, and that none of these eight directors has a material relationship with Alamos that would impair his independence from management or otherwise compromise his ability to act as an independent director. The directors who have been determined to be independent on this basis are: Paul J. Murphy, Mark J. Daniel, Patrick D. Downey, David Fleck, David Gower, Claire M.C. Kennedy, Ronald E. Smith and Kenneth Stowe. Presiding Director at Meetings of Independent Directors Alamos schedules regular meetings in which its independent directors meet without the participation of management and non-independent directors. Paul Murphy, the chair of the board of directors, serves as the chair at such sessions. Communication with Independent Directors Shareholders may send communications to the registrant’s independent directors by contacting Amber Howell, Assistant Corporate Secretary of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, communications may be sent by e-mail to notice@alamosgold.com. Communications will be referred to Nils Engelstad, Vice President, General Counsel of

- 7 - Alamos, for appropriate action. The status of all outstanding concerns addressed to Amber Howell will be reported to the board of directors as appropriate. Corporate Governance Guidelines The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Alamos’s corporate governance principles are available for viewing on its web site at www.alamosgold.com under Corporate Responsibility. Board and Committee Charters Alamos’s board of directors mandate and the charters for its audit committee, human resources committee, technical and sustainability committee, and corporate governance and nominating committee are available for viewing on its web site at www.alamosgold.com under Corporate Responsibility and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Nils Engelstad, Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com. MINE SAFETY DISCLOSURE Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2014, Alamos did not have any mines in the United States subject to regulation by MSHA under the Mine Act. UNDERTAKING AND CONSENT TO SERVICE OF PROCESS A. Undertaking. The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities. B. Consent to Service of Process. (1) The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. (2) Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the registrant.

- 8 - SIGNATURES Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized. Date: March 22, 2016 ALAMOS GOLD INC. By: /s/ James Porter Name: James Porter Title: Chief Financial Officer

- 9 - EXHIBIT INDEX Exhibit Description Annual Information 99.1 Annual Information Form, dated March 22, 2016, for the Year Ended December 31, 2015 99.2 Management’s Discussion and Analysis for the Year Ended December 31, 2015 99.3 Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2015, including Consolidated Statements of Financial Position as at December 31, 2015 and December 31, 2014 and Consolidated Statements of Comprehensive Loss, Changes in Equity and Cash Flows for the Years Ended December 31, 2015 and December 31, 2014 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2015, contained therein 99.4 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934 99.5 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934 99.6 Section 1350 Certification of Chief Executive Officer 99.7 Section 1350 Certification of Chief Financial Officer 99.8 Consent of KPMG LLP 99.9 Consent of Jeffrey Volk 99.10 Consent of Chris Bostwick 99.11 Consent of Mark Jutras 99.12 Consent of Herbert Welhener 99.13 Consent of Aoife McGrath