Form 40-F
ALAMOS GOLD INC
filed 2017-03-20
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

X	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016 Commission file number: 001-35783
ALAMOS GOLD INC.
(Exact name of registrant as specified in its charter)

Ontario	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

Brookfield Place, 181 Bay Street, Suite 3910 Toronto, Ontario, Canada, M5J 2T3 (416) 368-9932
(Address and Telephone Number of Registrant’s Principal Executive Offices)
Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 Attention: Mile T. Kurta (212) 880-6000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name Of Exchange On Which Registered
Common Shares, Without Par Value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares, Without Par Value
For annual reports, indicate by check mark the information filed with this Form:

X	Annual Information Form	X	Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 267,076,495 Common Shares, Without Par Value.
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

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):

(a)	Annual Information Form, dated March 15, 2017 for the Year Ended December 31, 2016 (filed as Exhibit 99.1 hereto);

(b)	Management’s Discussion and Analysis for the Year Ended December 31, 2016 (filed as Exhibit 99.2 hereto); and

(c)
Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2016, including Consolidated Statements of Financial Position as at December 31, 2016 and December 31, 2015 and Consolidated Statements of Comprehensive Loss, Changes in Equity and Cash Flows for the Years Ended December 31, 2016 and December 31, 2015 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2016, contained therein (filed as Exhibit 99.3 hereto).

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
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’s expectations include risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those risk factors described in the section entitled “Risk Factors” in Alamos’s Annual Information Form, dated March 15, 2017 for the Year Ended December 31, 2016, attached hereto as Exhibit 99.1. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially

‑ 2 ‑

from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.

(b)	Disclosure Controls and Procedures.
As of the end of Alamos’s fiscal year ended December 31, 2016, Alamos’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, Alamos’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Alamos’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting. Management's annual report on internal control over financial reporting appears under the heading “Internal Control over Financial Reporting” in Management’s Discussion and Analysis for the Year Ended December 31, 2016 (filed as Exhibit 99.2 hereto), and is hereby incorporated by reference herein.

(d)
Attestation Report of the Registered Public Accounting Firm. KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’s consolidated financial statements for the fiscal year ended December 31, 2016, has issued its opinion on the effectiveness of Alamos’s internal control over financial reporting as of December 31, 2016 (the “Attestation Report”). The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2016, there were no changes in Alamos’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Alamos’s internal control over financial reporting.

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

‑ 3 ‑

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
Principal Accountant Fees and Services
KPMG is Alamos’s external auditor.
The information set forth under the heading “External Auditor Service Fees (By Category)” of Alamos’s annual information form for the fiscal year ended December 31, 2016, attached hereto as Exhibit 99.1, is incorporated by reference herein.
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
Off-Balance Sheet Arrangements
Alamos does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40‑F).
Disclosure of Contractual Obligations
The information provided under the heading ‘Commitments’ in the management’s discussion and analysis for the year ended December 31, 2016 included in Exhibit 99.2 attached hereto, incorporated by reference in this Form 40-F contains Alamos’s disclosure of contractual obligations and is incorporated by reference herein.
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

‑ 4 ‑

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

‑ 5 ‑

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
Communication with Independent Directors
Shareholders may send communications to the registrant’s independent directors by contacting Amber Howell, Assistant Corporate Secretary of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, communications may be sent by e-mail to notice@alamosgold.com. Communications will be referred to Nils Engelstad, Vice President, General Counsel of Alamos, for appropriate action. The status of all outstanding concerns will be reported to the board of directors as appropriate.
Corporate Governance Guidelines
The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Alamos’s

‑ 6 ‑

corporate governance principles are available for viewing on its web site at www.alamosgold.com under Corporate Responsibility.
Board and Committee Charters
Alamos’s board of directors mandate and the charters for its audit committee, human resources committee, technical and sustainability committee, and corporate governance and nominating committee are available for viewing on its web site at www.alamosgold.com under About Us – Our Governance and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Nils Engelstad, Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com.
MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2016, Alamos did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

‑ 7 ‑

SIGNATURES
Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 15, 2017	ALAMOS GOLD INC.

	By:	/s/ James Porter
Name: James Porter
Title: Chief Financial Officer

‑ 8 ‑

EXHIBIT INDEX

Exhibit	Description
Annual Information
99.1	Annual Information Form, dated March 15, 2017, for the Year Ended December 31, 2016
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2016
99.3
Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2016, including Consolidated Statements of Financial Position as at December 31, 2016 and December 31, 2015 and Consolidated Statements of Comprehensive Loss, Changes in Equity and Cash Flows for the Years Ended December 31, 2016 and December 31, 2015 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2016, contained therein

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of KPMG LLP
99.9	Consent of Jeffrey Volk
99.10	Consent of Christopher Bostwick
99.11	Consent of Marc Jutras
99.12	Consent of Herbert Welhener
99.13	Consent of Aoife McGrath

‑ 9 ‑