Form 40-F
ALAMOS GOLD INC
filed 2019-03-26
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018 Commission file number: 001-35783
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
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036
Attention: Mile T. Kurta
(212) 880-6000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name Of Exchange On Which Registered
Class A Common Shares, Without Par Value	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 389,074,406 Class A Common Shares.
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒     No   ☐
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
Emerging growth company   ☐
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
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):
(a) Annual Information Form, dated March 22, 2019 for the Year Ended December 31, 2018 (filed as Exhibit 99.1 hereto);
(b) Management’s Discussion and Analysis for the Year Ended December 31, 2018 (filed as Exhibit 99.2 hereto); and
(c) Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2018, including Consolidated Statements of Financial Position as at December 31, 2018 and December 31, 2017 and Consolidated Statements of Comprehensive (Loss) Income, Changes in Equity and Cash Flows for the Years Ended December 31, 2018 and December 31, 2017 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2018, contained therein (filed as Exhibit 99.3 hereto).
Forward-looking statements
This Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian securities laws, concerning Alamos Gold Inc.’s (“Alamos” or the “registrant”) plans for its properties and other matters. All statements other than statements of historical fact included in this Form 40-F and the exhibits attached hereto, including, without limitation, statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable, and assumptions of management.
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
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’s expectations include risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those risk factors described in the section entitled “Risk Factors” in Alamos’s Annual Information Form, dated March 22, 2019 for the Year Ended December 31, 2018, attached hereto as Exhibit 99.1. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures
(a) Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.
(b) Disclosure Controls and Procedures.

As of the end of Alamos’s fiscal year ended December 31, 2018, Alamos’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, Alamos’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Alamos’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c) Management’s Annual Report on Internal Control Over Financial Reporting. Management's annual report on internal control over financial reporting appears under the heading “Internal Control over Financial Reporting” in Management’s Discussion and Analysis for the Year Ended December 31, 2018 (filed as Exhibit 99.2 hereto), and is hereby incorporated by reference herein.
(d) Attestation Report of the Registered Public Accounting Firm. KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’s consolidated financial statements for the fiscal year ended December 31, 2018, has issued its opinion on the effectiveness of Alamos’s internal control over financial reporting as of December 31, 2018 (the “Attestation Report”). The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F.
(e) Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2018, there were no changes in Alamos’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Alamos’s internal control over financial reporting.
Notices Pursuant to Regulation BTR
None.
Audit Committee Financial Experts
Alamos’s board of directors has determined that each of Ronald Smith, David Fleck and Elaine Ellingham, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each of Ronald Smith, David Fleck and Elaine Ellingham is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”)).
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
Principal Accountant Fees and Services
KPMG is Alamos’s external auditor.

The information set forth under the heading “External Auditor Service Fees (By Category)” of Alamos’s annual information form for the fiscal year ended December 31, 2018, attached hereto as Exhibit 99.1, is incorporated by reference herein.
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
Disclosure of Contractual Obligations
The information provided under the heading ‘Commitments’ in the management’s discussion and analysis for the year ended December 31, 2018 included in Exhibit 99.2 attached hereto, incorporated by reference in this Form 40-F contains Alamos’s disclosure of contractual obligations and is incorporated by reference herein.
Identification of the Audit Committee
Alamos has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Alamos’s audit committee are: David Fleck, Elaine Ellingham and Ronald Smith (Chair).
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
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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

The directors who have been determined to be independent on this basis are: Paul J. Murphy, Mark J. Daniel, Elaine Ellingham, David Fleck, David Gower, Claire M.C. Kennedy, Ronald E. Smith and Kenneth Stowe.
Presiding Director at Meetings of Independent Directors
Alamos schedules regular meetings in which its independent directors meet without the participation of management and non-independent directors. Paul Murphy, the chair of the board of directors, serves as the chair at such sessions.
Communication with Independent Directors
Shareholders may send communications to the registrant’s independent directors by contacting Joëlle Lecours-Bouchard, Corporate Counsel and Acting Assistant Corporate Secretary of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, communications may be sent by e-mail to notice@alamosgold.com. Communications will be referred to Nils Engelstad, Vice President, General Counsel of Alamos, for appropriate action. The status of all outstanding concerns will be reported to the board of directors as appropriate.
Corporate Governance Guidelines
The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Alamos’s corporate governance principles are available for viewing on its web site at www.alamosgold.com under Corporate Governance.
Board and Committee Charters
Alamos’s board of directors mandate and the charters for its audit committee, human resources committee, technical and sustainability committee, and corporate governance and nominating committee are available for viewing on its web site at www.alamosgold.com under About Us - Corporate Governance and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Nils Engelstad, Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com.
MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2018, Alamos did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

Date: March 22, 2019	ALAMOS GOLD INC.

	By:	/s/ James Porter
Name: James Porter
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Annual Information Form, dated March 22, 2019, for the Year Ended December 31, 2018
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2018
99.3
Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2018, including Consolidated Statements of Financial Position as at December 31, 2018 and December 31, 2017 and Consolidated Statements of Comprehensive (Loss) Income, Changes in Equity and Cash Flows for the Years Ended December 31, 2018 and December 31, 2017 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2018, contained therein

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of KPMG LLP
99.9	Consent of Jeffrey Volk
99.10	Consent of Christopher Bostwick
99.11	Consent of Marc Jutras
99.12	Consent of Herbert Welhener
99.13	Consent of Christopher Rockingham
99.14	Consent of Raynald Vincent
99.15	Consent of Nathan Bourgeault
101.INS	XBRL Instance Document
101.SCH	Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document