Form 40-F
period 2019-12-31
ALAMOS GOLD INC
filed 2020-03-27
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019 Commission file number: 001-35783
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
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036
Attention: Mile T. Kurta
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name Of Exchange On Which Registered
Class A Common Shares, Without Par Value	AGI	The New York Stock Exchange
__________
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 391,798,470 Class A Common Shares.
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
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):
(a) Annual Information Form, dated March 24, 2020 for the Year Ended December 31, 2019 (filed as Exhibit 99.1 hereto);
(b) Management’s Discussion and Analysis for the Year Ended December 31, 2019 (filed as Exhibit 99.2 hereto); and
(c) Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2019, including Consolidated Statements of Financial Position as at December 31, 2019 and December 31, 2018 and Consolidated Statements of Comprehensive Income (Loss), Changes in Equity and Cash Flows for the Years Ended December 31, 2019 and December 31, 2018 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2019, contained therein (filed as Exhibit 99.3 hereto).
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
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. In addition, we caution you that our forward-looking statements are subject to the ongoing and developing circumstances related to the COVID-19 pandemic, which may have a material adverse effect on our business, operations and future financial results.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’s expectations include risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those risk factors described in the section entitled “Risk Factors” in Alamos’s Annual Information Form, dated March 24, 2020 for the Year Ended December 31, 2019, attached hereto as Exhibit 99.1. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.

(b)	Disclosure Controls and Procedures.
As of the end of Alamos’ fiscal year ended December 31, 2019, Alamos’ principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’ “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, Alamos’ principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Alamos’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
It should be noted that, while Alamos’ principal executive officer and principal financial officer believe that Alamos’ disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Alamos’ disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)
Management’s Annual Report on Internal Control Over Financial Reporting. Management's annual report on internal control over financial reporting appears under the heading “Internal Control over Financial Reporting” in Management’s Discussion and Analysis for the Year Ended December 31, 2019 (filed as Exhibit 99.2 hereto), and is hereby incorporated by reference herein.

(d)
Attestation Report of the Registered Public Accounting Firm. KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’ consolidated financial statements for the fiscal year ended December 31, 2019, has issued its opinion on the effectiveness of Alamos’ internal control over financial reporting as of December 31, 2019 (the “Attestation Report”). The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting with exception of the implementation of a new ERP system at the Company's Young-Davidson Mine and Island Gold Mine. The Company implemented the ERP system to improve standardization and automation, and not in response to a deficiency in its internal control over financial reporting. The Company believes that the implementation of the ERP system and related changes to internal controls will enhance its internal control over financial reporting while providing the ability to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Notices Pursuant to Regulation BTR
None.
Audit Committee Financial Experts
Alamos’ board of directors has determined that each of Ronald Smith, David Fleck, Elaine Ellingham and Kenneth Stowe, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each of Ronald Smith, David Fleck, Elaine Ellingham and Kenneth Stowe is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”)).

Code of Ethics
Alamos has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all of its directors, officers and employees.
The Code of Ethics is available for viewing on Alamos’ website at www.alamosgold.com and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting: Nils F. Engelstad, Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com.
The Code of Ethics, and all waivers of the Code of Ethics with respect to any director, officer or employee of Alamos, will be posted promptly on Alamos’ website.
Principal Accountant Fees and Services
KPMG is Alamos’ external auditor.
The information set forth under the heading “External Auditor Service Fees (By Category)” of Alamos’s annual information form for the fiscal year ended December 31, 2019, attached hereto as Exhibit 99.1, is incorporated by reference herein.
The audit committee of Alamos’ board of directors has determined that the provision of these services is compatible with the maintenance of the independence of KPMG.
Pre-Approval Policies and Procedures
The Audit Committee shall pre-approve all audit and non-audit services provided by the independent auditors and not engage the independent auditors to perform the specific non-audit services prohibited by law or regulation. None of the services provided by the Company’s independent auditors described above were approved pursuant to a waiver of pre-approval provisions under SEC rules (paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Off-Balance Sheet Arrangements
Alamos does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40‑F).
Disclosure of Contractual Obligations
The information provided under the heading "Commitments" in the management’s discussion and analysis for the year ended December 31, 2019 included in Exhibit 99.2 attached hereto, incorporated by reference in this Form 40-F contains Alamos’ disclosure of contractual obligations and is incorporated by reference herein.
Identification of the Audit Committee
Alamos has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Alamos’ audit committee are: David Fleck, Elaine Ellingham, Kenneth Stowe and Ronald Smith (Chair).

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
The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to international standards. The SEC Modernization Rules will become mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

Accordingly, information contained in this Form 40-F and the documents incorporated by reference herein containing descriptions of Alamos’ mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
TAX MATTERS
Purchasing, holding or disposing of Alamos’s securities may have tax consequences under the laws of the United States, Canada and other jurisdictions that are not described in this Form 40-F.
NYSE CORPORATE GOVERNANCE
Alamos’ common shares are listed on the NYSE. Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit “foreign private issuers” (as defined in Rule 3b-4 under the Exchange Act) to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which Alamos’ corporate governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:
Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote. Alamos’ quorum requirement is set forth in its Articles. A quorum for a meeting of Alamos’ shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.
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
Independence of Directors
Alamos’ board of directors has determined that nine of its ten directors, comprising a majority of the board, are “independent directors,” as that term is defined in the rules of the NYSE, and that none of these nine directors has a material relationship with Alamos that would impair his or her independence from management or otherwise compromise his or her ability to act as an independent director.
The directors who have been determined to be independent on this basis are: Paul J. Murphy, Elaine Ellingham, David Fleck, David Gower, Claire M.C. Kennedy, Monique Mercier, J. Robert S. Prichard, Ronald E. Smith and Kenneth Stowe.
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
Corporate Governance Guidelines
The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Alamos’ corporate governance principles are available for viewing on its web site at www.alamosgold.com under Corporate Governance.
Board and Committee Charters
Alamos’ board of directors' mandate and the charters for its audit committee, human resources committee, technical and sustainability committee, and corporate governance and nominating committee are available for viewing on its web site at www.alamosgold.com under About Us - Corporate Governance and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Nils Engelstad, Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com.
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

Date: March 27, 2020	ALAMOS GOLD INC.

	By:	/s/ James Porter
Name: James Porter
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Annual Information Form, dated March 24, 2020, for the Year Ended December 31, 2019
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2019
99.3
Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2019, including Consolidated Statements of Financial Position as at December 31, 2019 and December 31, 2018 and Consolidated Statements of Comprehensive Income (Loss), Changes in Equity and Cash Flows for the Years Ended December 31, 2019 and December 31, 2018 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2019, contained therein

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