Form 40-F
period 2020-12-31
ALAMOS GOLD INC
filed 2021-03-30
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020 Commission file number: 001-35783
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 392,776,822 Class A Common Shares.
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
Emerging growth company   ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):
(a) Annual Information Form, dated March 23, 2021 for the Year Ended December 31, 2020 (filed as Exhibit 99.1 hereto);
(b) Management’s Discussion and Analysis for the Year Ended December 31, 2020 (filed as Exhibit 99.2 hereto); and
(c) Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2020, including Consolidated Statements of Financial Position as at December 31, 2020 and December 31, 2019 and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for the Years Ended December 31, 2020 and December 31, 2019 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2020, contained therein (filed as Exhibit 99.3 hereto).
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
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those risk factors described in the section entitled “Risk Factors” in Alamos’ Annual Information Form, dated March 23, 2021 for the Year Ended December 31, 2020, attached hereto as Exhibit 99.1. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures
(a)    Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.
(b)    Disclosure Controls and Procedures.
As of the end of Alamos’ fiscal year ended December 31, 2020, Alamos’ principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’ “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, Alamos’ principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Alamos’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c)    Management’s Annual Report on Internal Control Over Financial Reporting. Management's annual report on internal control over financial reporting appears under the heading “Internal Control over Financial Reporting” in Management’s Discussion and Analysis for the Year Ended December 31, 2020 (filed as Exhibit 99.2 hereto), and is hereby incorporated by reference herein.
(d)    Attestation Report of the Registered Public Accounting Firm. KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’ consolidated financial statements for the fiscal year ended December 31, 2020, has issued its opinion on the effectiveness of Alamos’ internal control over financial reporting as of December 31, 2020 (the “Attestation Report”). The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F.
(e)    Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Notices Pursuant to Regulation BTR
None.
Audit Committee Financial Experts
Alamos’ board of directors has determined that each of Ronald Smith, David Fleck, Elaine Ellingham and Kenneth Stowe, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each of Ronald Smith, David Fleck, Elaine Ellingham and Kenneth Stowe is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”).
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
Principal Accountant Fees and Services
KPMG is Alamos’ external auditor.
The information set forth under the heading “External Auditor Service Fees (By Category)” of Alamos’ annual information form for the fiscal year ended December 31, 2020, attached hereto as Exhibit 99.1, is incorporated by reference herein.
The audit committee of Alamos’ board of directors has determined that the provision of these services is compatible with the maintenance of the independence of KPMG.
Pre-Approval Policies and Procedures
The Audit Committee shall pre-approve all audit and non-audit services provided by the independent auditors and not engage the independent auditors to perform the specific non-audit services prohibited by law or regulation. None of the services provided by the Alamos’ independent auditors described above were approved pursuant to a waiver of pre-approval provisions under SEC rules (paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
The documents incorporated by reference into this Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in the documents incorporated by reference into this Form 40-F have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”). Regulation S-K 1300 replaces the historical property disclosure requirements included in SEC Industry Guide 7. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Regulation S-K 1300 is mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Standards, which definitions have been adopted by NI 43‑101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.
The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are defined in accordance with NI 43-101 and the CIM standards. These definitions differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study was required to report reserves, the three-year historical average price was used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must have been filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM standards; however, these terms were not defined terms under SEC Industry Guide 7 and were normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have uncertainty as to their existence and economic and legal feasibility. It is reasonably expected that the majority of inferred mineral resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC Industry Guide 7 normally only permitted issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this Form 40-F and the documents incorporated by reference herein containing descriptions of Alamos’ mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
TAX MATTERS
Purchasing, holding or disposing of Alamos’ securities may have tax consequences under the laws of the United States, Canada and other jurisdictions that are not described in this Form 40-F.
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
Communication with Independent Directors
Shareholders may send communications to the registrant’s independent directors by contacting Amber Howell, Assistant Corporate Secretary of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, communications may be sent directly to the board of directors by e-mail to board@alamosgold.com.

Corporate Governance Guidelines
The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Alamos’ corporate governance principles are available for viewing on its web site at www.alamosgold.com under About - Corporate Governance.
Board and Committee Charters
Alamos’ board of directors’ mandate and the charters for its audit committee, human resources committee, technical and sustainability committee, corporate governance and nominating committee, and public affairs committee are available for viewing on its web site at www.alamosgold.com under About - Corporate Governance and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Nils Engelstad, Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com.
MINE SAFETY DISCLOSURE
Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2020, Alamos did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
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

Date: March 30, 2021	ALAMOS GOLD INC.

	By:	/s/ James Porter
Name: James Porter
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Annual Information Form, dated March 23, 2021, for the Year Ended December 31, 2020
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2020
99.3	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2020, including Consolidated Statements of Financial Position as at December 31, 2020 and December 31, 2019 and Consolidated Statements of Comprehensive Income (Loss), Changes in Equity and Cash Flows for the Years Ended December 31, 2020 and December 31, 2019 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2020, contained therein
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of KPMG LLP
99.9	Consent of Jeffrey Volk
99.10	Consent of Christopher Bostwick
99.11	Consent of Marc Jutras
99.12	Consent of Herbert Welhener
99.13	Consent of Scott R.G. Parsons
99.14	Consent of Raynald Vincent
99.15	Consent of Nathan Bourgeault
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)