Form 40-F
period 2021-12-31
ALAMOS GOLD INC
filed 2022-03-30
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021 Commission file number: 001-35783
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 392,006,556 Class A Common Shares.
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
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):
(a) Annual Information Form, dated March 23, 2022 for the Year Ended December 31, 2021 (filed as Exhibit 99.1 hereto) (the “Annual Information Form”);
(b) Management’s Discussion and Analysis for the Year Ended December 31, 2021 (filed as Exhibit 99.2 hereto); and
(c) Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2021, including Consolidated Statements of Financial Position as at December 31, 2021 and December 31, 2020 and Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for the Years Ended December 31, 2021 and December 31, 2020 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2021, contained therein (filed as Exhibit 99.3 hereto).
Forward-looking statements
This Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws, concerning Alamos Gold Inc.’s (“Alamos” or the “registrant”) plans for its properties and other matters. All statements other than statements of historical fact included in this Form 40-F and the exhibits attached hereto, including, without limitation, statements regarding forecasted gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources, and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable, and assumptions of management.

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
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations include risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those risk factors described in the section entitled “Risk Factors” in our Annual Information Form, attached hereto as Exhibit 99.1. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. We can provide no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures
(a)    Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.
(b)    Disclosure Controls and Procedures.
As of the end of Alamos’ fiscal year ended December 31, 2021, Alamos’ principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’ “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, Alamos’ principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Alamos’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c)    Management’s Annual Report on Internal Control Over Financial Reporting. Management's annual report on internal control over financial reporting appears under the heading “Internal Control over Financial Reporting” in Management’s Discussion and Analysis for the Year Ended December 31, 2021 (filed as Exhibit 99.2 hereto), and is hereby incorporated by reference herein.
(d)    Attestation Report of the Registered Public Accounting Firm. KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’ consolidated financial statements for the fiscal year ended December 31, 2021, has issued its opinion on the effectiveness of Alamos’ internal control over financial reporting as of December 31, 2021 (the “Attestation Report”). The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F.
(e)    Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Notices Pursuant to Regulation BTR
None.
Audit Committee Financial Experts
Alamos’ board of directors has determined that each of Claire Kennedy, Paul Murphy, David Fleck, and Kenneth Stowe, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each of Claire Kennedy, Paul Murphy, David Fleck, and Kenneth Stowe is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”).
Code of Ethics
Alamos has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all of its directors, officers, and employees.
The Code of Ethics is available for viewing on Alamos’ website at www.alamosgold.com under About – Corporate Policy Downloads and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting: Nils F. Engelstad, Senior Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com.

The Code of Ethics, and all waivers of the Code of Ethics with respect to any director, officer, or employee of Alamos, will be posted promptly on Alamos’ website.
Principal Accountant Fees and Services
KPMG is Alamos’ external auditor.
The information set forth under the heading “External Auditor Service Fees (By Category)” of the Annual Information Form, attached hereto as Exhibit 99.1, is incorporated by reference herein.
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
Identification of the Audit Committee
Alamos has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Alamos’ audit committee are: Claire Kennedy (Chair), Paul Murphy, David Fleck, and Kenneth Stowe.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
Alamos is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare documents incorporated by reference in this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The documents incorporated by reference into this Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in the documents incorporated by reference into this Form 40-F have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”). Regulation S-K 1300 replaces the historical property disclosure requirements included in SEC Industry Guide 7. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Regulation S-K 1300 is mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Standards, which definitions have been adopted by NI 43‑101, and there is no assurance that any mineral reserves or mineral resources that Alamos may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Alamos prepared the mineral reserve or mineral resource estimates under the standards of Regulation S-K 1300. Readers are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, readers should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Alamos reports are or will be economically or legally mineable.

Accordingly, information contained in this Form 40-F and the documents incorporated by reference herein containing descriptions of Alamos’ mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
TAX MATTERS
Purchasing, holding, or disposing of Alamos’ securities may have tax consequences under the laws of the United States, Canada, and other jurisdictions that are not described in this Form 40-F.
NYSE CORPORATE GOVERNANCE
Alamos’ common shares are listed on the NYSE. Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit “foreign private issuers” (as defined in Rule 3b-4 under the Exchange Act) to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which Alamos’ corporate governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:
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
Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to the SEC’s proxy solicitation and disclosure rules. As a foreign private issuer, Alamos is exempt from the proxy solicitation and disclosure rules set forth in Sections 14(a), 14(b), 14(c), and 14(f) of the Exchange Act. Alamos solicits proxies in accordance with applicable rules and regulations in Canada.
Shareholder Approval Requirement: Alamos intends to follow Toronto Stock Exchange (“TSX”) rules for shareholder approval of new issuances of its common shares. In accordance with TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of Alamos; or (ii) provide consideration to insiders in an aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six-month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six-month period.
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
The foregoing is consistent with Canadian laws, customs and practices.
Independence of Directors
Alamos’ board of directors has determined that eight of its nine directors, comprising a majority of the board, are “independent directors,” as that term is defined in the rules of the NYSE and that none of these eight directors has a material relationship with Alamos that would impair his or her independence from management or otherwise compromise his or her ability to act as an independent director.

The directors who have been determined to be independent on this basis are Paul J. Murphy, Elaine Ellingham, David Fleck, David Gower, Claire M.C. Kennedy, Monique Mercier, J. Robert S. Prichard, and Kenneth Stowe.
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
Corporate Governance Guidelines
The rules of the NYSE require listed companies to adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Alamos’ corporate governance principles are available for viewing on its website at www.alamosgold.com under About - Corporate Governance.
Board and Committee Charters
Alamos’ board of directors’ mandate and the charters for its audit committee, human resources committee, technical and sustainability committee, corporate governance and nominating committee, and public affairs committee are available for viewing on its website at www.alamosgold.com under About - Corporate Governance and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Nils Engelstad, Senior Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com.
OFF-BALANCE SHEET ARRANGEMENTS
Alamos discloses any off-balance sheet arrangements in its Management’s Discussion and Analysis and noted there were none as at December 31, 2021.
MATERIAL CASH REQUIREMENTS
Alamos discloses material cash requirements as part of its “Commitments” disclosure in its Management’s Discussion and Analysis.
MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2021, Alamos did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
None.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.    Undertaking.
The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
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

Date: March 30, 2022	ALAMOS GOLD INC.

	By:	/s/ James Porter
Name: James Porter
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Annual Information Form, dated March 23, 2022, for the Year Ended December 31, 2021
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2021
99.3	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2021, including Consolidated Statements of Financial Position as at December 31, 2021 and December 31, 2020 and Consolidated Statements of Comprehensive Income (Loss), Changes in Equity and Cash Flows for the Years Ended December 31, 2021 and December 31, 2020 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2021, contained therein
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of KPMG LLP
99.9	Consent of Jeffrey Volk
99.10	Consent of Christopher Bostwick
99.11	Consent of Marc Jutras
99.12	Consent of Herbert Welhener
99.13	Consent of Scott R.G. Parsons
99.14	Consent of Raynald Vincent
99.15	Consent of Nathan Bourgeault
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)