Form 40-F
period 2022-12-31
ALAMOS GOLD INC
filed 2023-03-29
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022 Commission file number: 001-35783
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 393,806,489 Class A Common Shares.
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
Emerging growth company   ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):
(a) Annual Information Form, dated March 27, 2023 for the Year Ended December 31, 2022 (filed as Exhibit 99.1 hereto) (the “Annual Information Form”);
(b) Management’s Discussion and Analysis for the Year Ended December 31, 2022 (filed as Exhibit 99.2 hereto); and
(c) Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2022, including Consolidated Statements of Financial Position as at December 31, 2022 and December 31, 2021 and Consolidated Statements of Comprehensive Income (Loss), Changes in Equity and Cash Flows for the Years Ended December 31, 2022 and December 31, 2021 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2022, contained therein (filed as Exhibit 99.3 hereto).
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
(b)    Disclosure Controls and Procedures.
As of the end of Alamos’ fiscal year ended December 31, 2022, Alamos’ principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’ “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, Alamos’ principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Alamos’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c)    Management’s Annual Report on Internal Control Over Financial Reporting. Management's annual report on internal control over financial reporting appears under the heading “Internal Control over Financial Reporting” in Management’s Discussion and Analysis for the Year Ended December 31, 2022 (filed as Exhibit 99.2 hereto), and is hereby incorporated by reference herein.
(d)    Attestation Report of the Registered Public Accounting Firm. KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’ consolidated financial statements for the fiscal year ended December 31, 2022, has issued its opinion on the effectiveness of Alamos’ internal control over financial reporting as of December 31, 2022 (the “Attestation Report”). The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F.
(e)    Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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
OFF-BALANCE SHEET ARRANGEMENTS
Alamos discloses any off-balance sheet arrangements in its Management’s Discussion and Analysis and noted there were none as at December 31, 2022.
MATERIAL CASH REQUIREMENTS
Alamos discloses material cash requirements as part of its “Commitments” disclosure in its Management’s Discussion and Analysis.
MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2022, Alamos did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
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

Date: March 28, 2023	ALAMOS GOLD INC.

	By:	/s/ James Porter
Name: James Porter
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Annual Information Form, dated March 27, 2023, for the Year Ended December 31, 2022
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2022
99.3
Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2022, including Consolidated Statements of Financial Position as at December 31, 2022 and December 31, 2021 and Consolidated Statements of Comprehensive Income (Loss), Changes in Equity and Cash Flows for the Years Ended December 31, 2022 and December 31, 2021 and Related Notes, together with the auditors’ report thereon and the auditors’ report on the effectiveness of internal control over financial reporting as of December 31, 2022, contained therein

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of KPMG LLP
99.9	Consent of Jeffrey Volk
99.10	Consent of Christopher Bostwick
99.11	Consent of Marc Jutras
99.12	Consent of Herbert Welhener
99.13	Consent of Scott R.G. Parsons
99.14	Consent of Tyler Poulin
99.15	Consent of Nathan Bourgeault
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)