Form 40-F
period 2023-12-31
ALAMOS GOLD INC
filed 2024-03-26
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023 Commission file number: 001-35783

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 396,956,984 Class A Common Shares.
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
Emerging growth company   ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):
(a) Annual Information Form, dated March 25, 2024 for the Year Ended December 31, 2023 (filed as Exhibit 99.1 hereto) (the “Annual Information Form”);
(b) Management’s Discussion and Analysis for the Year Ended December 31, 2023 (filed as Exhibit 99.2 hereto); and
(c) Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2023, including the Consolidated Statements of Financial Position as at December 31, 2023 and December 31, 2022, the related Consolidated Statements of Comprehensive Income, Changes in Equity, and Cash Flows for the Years Ended December 31, 2023 and December 31, 2022 and the Related Notes, together with the report of independent registered public accounting firm thereon and the report of independent registered public accounting firm on the effectiveness of internal control over financial reporting as of December 31, 2023, contained therein (filed as Exhibit 99.3 hereto).
Forward-looking statements
This Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws, concerning Alamos Gold Inc.’s (“Alamos” or the “registrant”) plans for its properties and other matters. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projects as at the date of this Form 40-F. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, "goal", “on track”, "on pace", “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements include, but may not be limited to, guidance and expectations pertaining to: free cash flow, gold production, total cash costs, all-in sustaining costs, mine-site all-in sustaining costs, capital expenditures, total sustaining and growth capital, capitalized exploration, and future fluctuations in the Company’s effective tax rate; achieving annual guidance;cash tax payments in Mexico; use of the Company’s Base Shelf Prospectus; expected completion of the acquisition of Orford Mining Corporation by Alamos; increases to production, value of operation and decreases to costs resulting from intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; planned tailings lift at Island Gold and timing for completion; timing of construction decision for the Lynn Lake project;the expectation that the Lynn Lake project will be an attractive, low-cost long-life growth project in Canada with significant exploration upside; expenditures on the development of the Lynn Lake project; the effect of court and administrative proceedings in Manitoba on project timelines for the Lynn Lake project; exploration potential, budgets, focuses, programs, targets and projected exploration results; returns to stakeholders; gold prices; potential for further growth from PDA, a new development plan for PDA and the expected timing of its completion; mine life, including an anticipated mine life extension at Mulatos; Mineral Reserve life; Mineral Reserve and Resource grades; reserve and resource estimates; mining and milling rates; the Company’s approach to reduction of its environmental footprint (including new initiatives and target reduction in greenhouse gas emissions), community relations and governance; management’s opinion that the Company’s liquidity position together with cash flow from operations is sufficient to support the Company’s normal operating requirements and capital commitments on an ongoing basis as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including any ongoing effects and potential further effects of COVID-19; the impact of COVID-19 or any other new illness, epidemic or pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to COVID-19 or any other new illness, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican peso, U.S. dollar and Turkish lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations;not receiving the requisite approvals for completion of the transaction pursuant to which Alamos would acquire Orford Mining Corporation; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V., the application for judicial review of the positive Decision Statement issued by the Department of Environment and Climate Change Canada commenced by the Mathias Colomb Cree Nation (MCCN) in respect of the Lynn Lake project and the MCCN’s corresponding internal appeal of the Environment Act Licenses issued by the Province of Manitoba for the project); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; court or other administrative decisions impacting the Company’s approved Environmental Impact Study and/or issued project permits, construction decisions and any development of the Lynn Lake project; delays in the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the intended method of processing any ore from the deposit of PDA; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this Form 40-F may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations include risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those risk factors described in the section entitled “Risk Factors” in our Annual Information Form, attached hereto as Exhibit 99.1. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. We can provide no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures
(a)    Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.
(b)    Disclosure Controls and Procedures.
As of the end of Alamos’ fiscal year ended December 31, 2023, Alamos’ principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’ “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, Alamos’ principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Alamos’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c)    Management’s Annual Report on Internal Control Over Financial Reporting. Management's annual report on internal control over financial reporting appears under the heading “Internal Control over Financial Reporting” in Management’s Discussion and Analysis for the Year Ended December 31, 2023 (filed as Exhibit 99.2 hereto), and is hereby incorporated by reference herein.
(d)    Attestation Report of the Independent Registered Public Accounting Firm. KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’ consolidated financial statements for the fiscal year ended December 31, 2023, has issued its opinion on the effectiveness of Alamos’ internal control over financial reporting as of December 31, 2023 (the “Attestation Report”). The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F.
(e)    Changes in Internal Control over Financial Reporting. There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Notices Pursuant to Regulation BTR
None.
Audit Committee Financial Experts
Alamos’ board of directors has determined that each of Claire Kennedy, Paul Murphy, David Fleck, and Elaine Ellingham, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each of Claire Kennedy, Paul Murphy, David Fleck, and Elaine Ellingham is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”).
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
Principal Accountant Fees and Services
KPMG LLP, Toronto, ON, Canada, is Alamos’ external auditor (Auditor Firm ID: 85).

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
Identification of the Audit Committee
Alamos has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Alamos’ audit committee are: Claire Kennedy (Chair), Paul Murphy, David Fleck, and Elaine Ellingham.
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

The directors who have been determined to be independent on this basis are Paul J. Murphy, Elaine Ellingham, David Fleck, David Gower, Claire M.C. Kennedy, Monique Mercier, J. Robert S. Prichard, and Shaun Usmar.
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
OFF-BALANCE SHEET ARRANGEMENTS
Alamos discloses any off-balance sheet arrangements in its Management’s Discussion and Analysis and noted there were none as at December 31, 2023.
MATERIAL CASH REQUIREMENTS
Alamos discloses material cash requirements as part of its “Commitments” disclosure in its Management’s Discussion and Analysis.
MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2023, Alamos did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
None.
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

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

Date: March 26, 2024	ALAMOS GOLD INC.

	By:	/s/ Gregory Fisher
Name: Gregory Fisher
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
97.1	Compensation Recovery Policy
99.1	Annual Information Form, dated March 25, 2024, for the Year Ended December 31, 2023
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2023
99.3
Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2023, including Consolidated Statements of Financial Position as at December 31, 2023 and December 31, 2022, the related Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for the Years Ended December 31, 2023 and December 31, 2022, and the Related Notes, together with the report of independent registered public accounting firm thereon and the report of independent registered public accounting firm on the effectiveness of internal control over financial reporting as of December 31, 2023, contained therein

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