Form 40-F
period 2024-12-31
ALAMOS GOLD INC
filed 2025-03-31
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2024 Commission file number: 001-35783

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 420,365,051 Class A Common Shares.

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
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):
(a) Annual Information Form, dated March 27, 2025 for the Year Ended December 31, 2024 (filed as Exhibit 99.1 hereto) (the “Annual Information Form”);
(b) Management’s Discussion and Analysis for the Year Ended December 31, 2024 (filed as Exhibit 99.2 hereto); and
(c) Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2024, including the Consolidated Statements of Financial Position as at December 31, 2024 and December 31, 2023, the related Consolidated Statements of Comprehensive Income, Changes in Equity, and Cash Flows for the Years Ended December 31, 2024 and December 31, 2023 and the Related Notes, together with the report of independent registered public accounting firm thereon and the report of independent registered public accounting firm on the effectiveness of internal control over financial reporting as of December 31, 2024, contained therein (filed as Exhibit 99.3 hereto).
Forward-looking statements
This Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws, concerning Alamos Gold Inc.’s (“Alamos” or the “registrant”) plans for its properties and other matters. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projections as at the date of this Form 40-F. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “assume”, “believe”, “anticipate”, “intend”, “objective”, “estimate”, “potential”, “prospective”, “forecast”, “target”, “goal”, “aim”, “on track”, “on pace”, “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to, guidance, statements and expectations pertaining to: outlooks for Young-Davidson, the Island Gold District, Lynn Lake, and the Mulatos District pertaining to gold grades, production rates, mining, milling and processing rates, mill recoveries, total cash costs, mine-site all-in sustaining costs, capital spending, capitalized exploration, cash flow, operational performance, and Mineral Reserve and mine life; increases to production, value of operation and decreases to costs resulting from the intended completion of the Phase 3+ Expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ Expansion; construction activities at Island Gold; construction of the Lynn Lake Gold Project and the project at Puerto Del Aire (PDA) and anticipated timing of gold production; mining the PDA deposit and the PDA Development Plan; continuation of residual leaching of the Mulatos heap leach; planned exploration, drilling targets, exploration potential and projected results; mineralization; Mineral Reserves and Resources; gold prices; foreign exchange rates; reductions in GHG emissions; holding costs in Türkiye; schedule for the BIT Claim; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, cost estimates, sufficiency of working capital for future commitments, returns to stakeholders and other statements that express management’s expectations or estimates of future plans and performance.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this Form 40-F include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to illnesses, diseases, epidemics and pandemics, the impact of any illness, disease, epidemic or pandemic on the broader market and the trading price of Alamos’ shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for Alamos’ operations) in Canada, Mexico, the United States and Türkiye; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Alamos’ attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of Alamos’ operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican peso, U.S. dollar and Turkish lira); the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in the Alamos’ credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by Alamos’ wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V.) and any resulting court or arbitral decision(s); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ Expansion project at the Island Gold mine, construction of the Lynn Lake Project, construction of the PDA project, and/or the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at PDA and changes related to the intended method of processing any ore from the deposit of PDA; risks associated with the start-up of new mines; the risk that Alamos’ mines may not perform as planned; uncertainty with Alamos’ ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Alamos’ development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which Alamos does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by Alamos. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of Alamos’ projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Alamos’ projects in Türkiye may be subject to resource nationalism and further expropriation; Alamos may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this Form 40-F may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect Alamos’ relationship with the Turkish government, Alamos’ ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations include risks related to the on-going business of Alamos, including risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those risk factors described in the section entitled “Risk Factors” in our Annual Information Form, attached hereto as Exhibit 99.1. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. We can provide no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Alamos disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures
(a)    Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.
(b)    Disclosure Controls and Procedures.
As of the end of Alamos’ fiscal year ended December 31, 2024, Alamos’ principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’ “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, Alamos’ principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Alamos’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The scope of the evaluation of the effectiveness of disclosure controls and procedures was limited to exclude the business acquired as a result of the acquisition of Argonaut Gold Inc. (“Argonaut”) on July 12, 2024. The information appearing under the heading “Limitations of Controls and Procedures” in Management’s Discussion and Analysis for the Year Ended December 31, 2024 (filed as Exhibit 99.2 hereto) is hereby incorporated by reference herein.

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
(c)    Management’s Annual Report on Internal Control Over Financial Reporting. Management’s annual report on internal control over financial reporting appears under the heading “Internal Control over Financial Reporting” in Management’s Discussion and Analysis for the Year Ended December 31, 2024 (filed as Exhibit 99.2 hereto), and is hereby incorporated by reference herein. The scope of the evaluation of the effectiveness of internal control over financial reporting was limited to exclude the business acquired as a result of the acquisition of Argonaut on July 12, 2024. Argonaut’s financial statements constitute 29% and 20% of net and total assets, respectively, 6% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2024. The information appearing under the heading “Limitations of Controls and Procedures” in Management’s Discussion and Analysis for the Year Ended December 31, 2024 (filed as Exhibit 99.2 hereto) is hereby incorporated by reference herein.

(d)    Attestation Report of the Independent Registered Public Accounting Firm. KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’ consolidated financial statements for the fiscal year ended December 31, 2024, has issued its opinion on the effectiveness of Alamos’ internal control over financial reporting as of December 31, 2024 (the “Attestation Report”). The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F.
(e)    Changes in Internal Control over Financial Reporting. There were no changes in Alamos’ internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect, Alamos’ internal control over financial reporting.
Notices Pursuant to Regulation BTR
None.
Audit Committee Financial Experts
Alamos’ board of directors has determined that each of Claire Kennedy, David Fleck, Elaine Ellingham, and S. Tony Giardini, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each of Claire Kennedy, David Fleck, Elaine Ellingham and S. Tony Giardini is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”).

Code of Ethics
Alamos has adopted a “Code of Ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all of its directors, officers, and employees.
The Code of Ethics is available for viewing on Alamos’ website at www.alamosgold.com under About – Corporate Policy Downloads and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting: Vanessa Voakes, Associate General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com.
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
Identification of the Audit Committee
Alamos has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Alamos’ audit committee are: Claire Kennedy (Chair), David Fleck, Elaine Ellingham, and S. Tony Giardini.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
Alamos is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare documents incorporated by reference in this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The documents incorporated by reference into this Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in the documents incorporated by reference into this Form 40-F have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”), which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Regulation S-K 1300 replaces the historical property disclosure requirements included in SEC Industry Guide 7. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Standards, which definitions have been adopted by NI 43‑101, and there is no assurance that any mineral reserves or mineral resources that Alamos may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Alamos prepared the mineral reserve or mineral resource estimates under the standards of Regulation S-K 1300. Readers are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, readers should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Alamos reports are or will be economically or legally mineable.

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
Shareholder Approval Requirement: Alamos intends to follow Toronto Stock Exchange (the “TSX”) rules for shareholder approval of new issuances of its common shares. In accordance with TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of Alamos; or (ii) provide consideration to insiders in an aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six-month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six-month period.
Equity Compensation Plans: Unlike the NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements with shares purchased in the open market at fair value or for amendments to such arrangements. Alamos intends to comply with the TSX rules that require a listed company to obtain shareholder approval of any share compensation arrangement that involves the issuance of shares from treasury or to make amendments to such arrangements that require shareholder approval (in accordance with the TSX rules and the terms of such arrangement).
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
The directors who have been determined to be independent on this basis are Elaine Ellingham, David Fleck, S. Tony Giardini, David Gower, Claire M.C. Kennedy, Monique Mercier, J. Robert S. Prichard, and Shaun Usmar.
Presiding Director at Meetings of Independent Directors
Alamos schedules regular meetings in which its independent directors meet without the participation of management and non-independent directors. J. Robert S. Prichard, the chair of the board of directors, serves as the chair at such sessions.
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
Board and Committee Charters
Alamos’ board of directors’ mandate and the charters for its audit committee, human resources committee, technical and sustainability committee, corporate governance and nominating committee, and public affairs committee are available for viewing on its website at www.alamosgold.com under About - Corporate Governance and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Amber Howell, Assistant Corporate Secretary of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com.
OFF-BALANCE SHEET ARRANGEMENTS
Alamos discloses any off-balance sheet arrangements in its Management’s Discussion and Analysis and noted there were none as at December 31, 2024.
MATERIAL CASH REQUIREMENTS
Alamos discloses material cash requirements as part of its “Commitments” disclosure in its Management’s Discussion and Analysis and Financial Statements.
MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2024, Alamos did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

Date: March 31, 2025	ALAMOS GOLD INC.

	By:	/s/ Gregory Fisher
Name: Gregory Fisher
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
97.1	Compensation Recovery Policy*
99.1	Annual Information Form, dated March 27, 2025, for the Year Ended December 31, 2024
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2024
99.3
Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2024, including Consolidated Statements of Financial Position as at December 31, 2024 and December 31, 2023, the related Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for the Years Ended December 31, 2024 and December 31, 2023, and the Related Notes, together with the report of independent registered public accounting firm thereon and the report of independent registered public accounting firm on the effectiveness of internal control over financial reporting as of December 31, 2024, contained therein

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of KPMG LLP
99.9	Consent of Jeffrey Volk
99.10	Consent of Christopher Bostwick
99.11	Consent of Marc Jutras
99.12	Consent of Herbert Welhener
99.13	Consent of Scott R.G. Parsons
99.14	Consent of Tyler Poulin
99.15	Consent of Nathan Bourgeault
99.16	Consent of John M. Marek
99.17	Consent of Christo Marais
99.18	Consent of Philip Addis
99.19	Consent of Tommaso Roberto Raponi
99.20	Consent of Kyle L. Stanfield
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Filed as an exhibit to Form 40-F on March 9, 2024 and incorporated herein by reference