Form 40-F
period 2025-12-31
ALAMOS GOLD INC
filed 2026-03-26
CIK 1178819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025 Commission file number: 001-35783

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 419,860,744 Class A Common Shares.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):
(a)Annual Information Form, dated March 24, 2026 for the Year Ended December 31, 2025 (filed as Exhibit 99.1 hereto) (the “Annual Information Form”);
(b)Management’s Discussion and Analysis for the Year Ended December 31, 2025 (filed as Exhibit 99.2 hereto) (the “Management’s Discussion and Analysis”); and
(c)Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2025, including the Consolidated Statements of Financial Position as at December 31, 2025 and December 31, 2024, the related Consolidated Statements of Comprehensive Income, Changes in Equity, and Cash Flows for the Years Ended December 31, 2025 and December 31, 2024 and the Related Notes, together with the report of independent registered public accounting firm thereon and the report of independent registered public accounting firm on the effectiveness of internal control over financial reporting as of December 31, 2025, contained therein (filed as Exhibit 99.3 hereto) (the “Financial Statements”).

Forward-looking statements
This Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws, concerning Alamos Gold Inc.’s (“Alamos” or the “registrant”) plans for its properties and other matters. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed, to be, forward-looking statements and are based on expectations, estimates and projections as at the date of this Form 40-F. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, "believe", "anticipate", "likely", "intend", "objective", "estimate", "budget", “potential”, "prospective", "opportunity", "forecast", “target”, "goal", "aim", “on track”, "on pace", “on schedule”, “outlook”, “continue”, “ongoing”, "onwards", “plan”, "scheduled", or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to, information, assumptions, expectations and guidance as to strategy, plans, and future financial and operating performance, such as those regarding: free cash flow; mine-site free cash flow; costs (including total cash costs, AISC, mine-site AISC, capital expenditures, growth and sustaining capital, capitalized exploration, exploration spending); budgets; IRR; NPV; returns to stakeholders; impacts of inflation; mine plans; mine life; Mineral Reserve life; Mineral Reserves and Resources; gold and other metal price assumptions; foreign exchange rates; size, value and profitability of operations; project economics; project risks; sufficiency for planned mining operations of surface rights, power sources, water, mining personnel, tailings storage areas and waste disposal; mining methodologies; underground development rates; mining, milling and processing rates; total mill feed and throughput rates; recovery rates; anticipated gold production, production rates, timing of production, further production potential and growth; gold grades; exploration potential, budgets, focuses, programs, targets, and projected results; investment in and funding of growth initiatives and projects; the Company's approach to reduction of its environmental footprint, greenhouse gas emissions, and related investments in new initiatives; the Company's climate change strategy and goals; community relations, engagement activities, and initiatives; corporate governance; plans with respect to health and safety; outlooks for each of the Island Gold District (IGD), Young-Davidson mine (YD), Mulatos District, the Lynn Lake project (LLP) and the Qiqavik Gold project, including (without limitation and in addition to the above): (i) at IGD, the Expansion Study, effects of completion of the IGD Expansion and the Phase 3+ Expansion Project, Magino mill expansion, (ii) at YD, completion of a fourth ore pass, opportunity for mill expansion and sources of supplemental feed; (iii) at the Mulatos District, construction of, the development and mine plan for, and expected results from the Puerto Del Aire (PDA) project, ore from Cerro Pelon, and the Halcon target; (iv) at LLP, construction activities, including timing of completion of construction of a permanent camp; and (v) at the Qiqavik Gold project, exploration potential; the quantum of consideration payable to the Company for the sale of Quartz Mountain to Q-Gold, including future guaranteed and milestone payments; the expected timing of remaining payments with respect to the sale of the Company's Turkish development projects and the status of arbitration brought by the Company's Netherlands subsidiaries against the Republic of Türkiye; and any other statements that express management's expectations or estimates of future performance, operational, geological or financial results.

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

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this Form 40-F include, but are not limited to: the actual results of current exploration activities; changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties in connection with mining or development activities, including geotechnical challenges); conclusions of economic and geological evaluations; the costs and timing of exploration, construction and development of new deposits; changes in project parameters as plans continue to be refined; operations may be exposed to illnesses, diseases, epidemics and pandemics which may impact, among other things, the broader market and the trading price of the Company's shares; the duration of any regulatory responses to any illness, disease, epidemic or pandemic; government and the Company’s attempts to reduce the spread of any illness, disease, epidemic or pandemic which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; provincial, state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; political and economic conditions and developments in the jurisdictions in which the Company operates and in the world generally; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly CAD, MXN and USD); the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation, administrative or regulatory proceedings and any resulting court, administrative, regulatory or arbitral decision(s) or order(s); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in implementing growth and improvement initiatives; delays with the Phase 3+ Shaft Expansion, the IGD Expansion, construction of the 115kV powerline (including the risk that an expropriation order is not granted by the OEB and the Alamos/BFN partnership cannot otherwise come to an agreement with the Corridor Landowner), expansion of the Magino mill, paste plant construction project, construction of the Lynn Lake Project, construction of the PDA project, and/or the development or updating of mine plans; changes with respect to the intended method of accessing, mining the deposit, and processing any ore at PDA; risks associated with the start-up of new mines; the risk that the Company’s mines may not perform as planned; with respect to the sale of Quartz Mountain, the failure by Q-Gold to make the requisite future payments and actions required to trigger milestone payments not being implemented or coming to fruition; with respect to the sale of the Company's Turkish development projects, default on either or both of the anniversary payments as well as the potential that the arbitration commenced by the Company's Netherlands subsidiaries is resumed; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including industrial hazards, industrial accidents, and environmental hazards including, without limitation, fires, floods, seismic activity and unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
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

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures
(a)Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.
(b)Disclosure Controls and Procedures.
As of the end of Alamos’ fiscal year ended December 31, 2025, Alamos’ principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Alamos’ “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, Alamos’ principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Alamos’ disclosure controls and procedures were effective to ensure that information required to be disclosed by Alamos in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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
(c)Management’s Annual Report on Internal Control Over Financial Reporting. Management’s annual report on internal control over financial reporting appears under the heading “Internal Control over Financial Reporting” in Management’s Discussion and Analysis (filed as Exhibit 99.2 hereto), and is hereby incorporated by reference herein.
(d)Attestation Report of the Independent Registered Public Accounting Firm. KPMG LLP (“KPMG”), the independent registered public accounting firm that audited Alamos’ Financial Statements, has issued its opinion on the effectiveness of Alamos’ internal control over financial reporting as of December 31, 2025 (the “Attestation Report”). The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Form 40-F.
(e)Changes in Internal Control over Financial Reporting. There were no changes in Alamos’ internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected or are reasonably likely to materially affect, Alamos’ internal control over financial reporting.
Notices Pursuant to Regulation BTR
None.
Audit Committee Financial Experts
Alamos’ board of directors has determined that each of Claire Kennedy, David Fleck, Elaine Ellingham, Serafino Tony Giardini, and Richard McCreary, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each of Claire Kennedy, David Fleck, Elaine Ellingham, Serafino Tony Giardini and Richard McCreary is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”).
Code of Ethics
Alamos has adopted a “Code of Ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct and Ethics (the “Code of Ethics”), that applies to all of its directors, officers, and employees.
The Code of Ethics is available for viewing on Alamos’ website at www.alamosgold.com under About –Corporate Governance - Corporate Policy Downloads and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting: Ward Sellers, Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, requests may be sent by e-mail to notice@alamosgold.com.
Any amendments or waivers of the Code of Ethics with respect to any director, officer, or employee of Alamos, will be posted promptly on Alamos’ website. Information contained or otherwise accessed through the Alamos’ website or any other website, other than those documents filed as exhibits hereto or otherwise specifically referred to herein, does not form part of this Form 40-F, and any reference to the Alamos’ website herein is as an inactive textual reference only.
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
Identification of the Audit Committee
Alamos has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Alamos’ audit committee are: Claire Kennedy (Chair), David Fleck, Elaine Ellingham, Serafino Tony Giardini, and Richard McCreary.
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
Independence of Directors
Alamos’ board of directors has determined that ten of its eleven directors, comprising a majority of the board, are “independent directors,” as that term is defined in the rules of the NYSE and that none of these ten directors has a material relationship with Alamos that would impair his or her independence from management or otherwise compromise his or her ability to act as an independent director.

The directors who have been determined to be independent on this basis are Alexander Christopher, Elaine Ellingham, David Fleck, Serafino Tony Giardini, Claire Kennedy, Chana Martineau, Richard McCreary, Monique Mercier, J. Robert S. Prichard, and Shaun Usmar.
Presiding Director at Meetings of Independent Directors
Alamos schedules regular meetings in which its independent directors meet without the participation of management and non-independent directors. J. Robert S. Prichard, the chair of the board of directors, serves as the chair at such sessions.
Communication with Independent Directors
Shareholders may send communications to the registrant’s independent directors by contacting Ward Sellers, Vice President, General Counsel of Alamos, Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, Canada M5J 2T3, telephone: (416) 368-9932. Alternatively, communications may be sent directly to the board of directors by e-mail to board@alamosgold.com.
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
OFF-BALANCE SHEET ARRANGEMENTS
Alamos discloses any off-balance sheet arrangements in its Management’s Discussion and Analysis and noted there were none as at December 31, 2025.
MATERIAL CASH REQUIREMENTS
Alamos discloses material cash requirements as part of its "Liquidity and Capital Resources" and “Commitments” disclosure in its Management’s Discussion and Analysis and Financial Statements.
MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2025, Alamos did not have any mines in the United States subject to regulation by MSHA under the Mine Act.
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

Date: March 26, 2026	ALAMOS GOLD INC.

	By:	/s/ Gregory Fisher
Name: Gregory Fisher
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
97.1	Compensation Recovery Policy*
99.1	Annual Information Form, dated March 24, 2026, for the Year Ended December 31, 2025
99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2025
99.3
Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2025, including Consolidated Statements of Financial Position as at December 31, 2025 and December 31, 2024, the related Consolidated Statements of Comprehensive Income, Changes in Equity and Cash Flows for the Years Ended December 31, 2025 and December 31, 2024, and the Related Notes, together with the report of independent registered public accounting firm thereon and the report of independent registered public accounting firm on the effectiveness of internal control over financial reporting as of December 31, 2025, contained therein

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of KPMG LLP
99.9	Consent of Jeffrey Volk
99.10	Consent of Christopher Bostwick
99.11	Consent of Marc Jutras
99.12	Consent of Herbert Welhener
99.13	Consent of Scott R.G. Parsons
99.14	Consent of Tyler Poulin
99.15	Consent of Nathan Bourgeault
99.16	Consent of Francis McCann
99.17	Consent of Michael Yakimchuk
99.18	Consent of David Bucar
99.19	Consent of Jennifer Abols
99.20	Consent of Michele Cote
99.21	Consent of Colin Webster
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Filed as an exhibit to Form 40-F on March 9, 2024 and incorporated herein by reference